Filed Pursuant to Rule 424(b)(5)

Registration No. 333-154716

PROSPECTUS SUPPLEMENT

(To prospectus dated November 14, 2008)

9,000,000 Shares

Class A Common Stock

Insituform Technologies, Inc. is selling all of the shares.

The shares trade on the Nasdaq Global Select Market under the symbol “INSU.” On February 10, 2009, the last sale price of the shares as reported on the Nasdaq Global Select Market was $14.22 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” sections beginning on page S-13 of this prospectus supplement and page 3 of the accompanying prospectus.

	Per Share	Total
Public offering price	$13.00	$117,000,000
Underwriting discount	$.65	$5,850,000
Proceeds, before expenses, to Insituform	$12.35	$111,150,000

The underwriters may also purchase up to an additional 1,350,000 shares from Insituform at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about February 17, 2009.

Merrill Lynch & Co.

Janney Montgomery Scott LLC

Stifel Nicolaus

The date of this prospectus supplement is February 10, 2009.

St. Louis, MO

Insituform Blue

Salt Lake City, UT

Cortez, CO

Madison Avenue, New York, NY

Nigeria, Africa

Nathan Road, Hong Kong

Insituform

Insituform Blue

united

United Pipeline Systems

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

About This Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement. To the extent any inconsistency or conflict exists between the information included or incorporated by reference in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus.

Unless the context requires otherwise, the terms “Insituform,” “Company,” “we,” “our” and “us” refer to Insituform Technologies, Inc. and its consolidated subsidiaries.

Some of the market and industry data and forecasts included in this prospectus supplement are based on independent industry sources. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any data or forecasts. In addition, statements in this prospectus supplement about Corrpro Companies, Inc. and The Bayou Companies, L.L.C. are made primarily on the basis of information furnished by the owners and management of Corrpro and Bayou during negotiations regarding the sale of those companies to us.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all of the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, including our financial statements and related notes, together with the information incorporated by reference, before making an investment decision. References to the “LTM Period” refer to the twelve month period ended September 30, 2008.

Overview

We are a leading worldwide provider of proprietary technologies and pipeline rehabilitation services to the sewer, water and energy and mining infrastructure markets. We provide cost-effective solutions to remediate operational, health, regulatory and environmental problems resulting from aging and deteriorating pipelines. Our business activities include research and development, manufacturing, distribution, installation and licensing. Our products and services are currently utilized in more than 36 countries across six continents.

In 1971, we invented a trenchless technology for rehabilitating sewer pipelines that enables municipalities and private industry to avoid the extraordinary expense and extreme disruption that can result from conventional “dig-and-replace” methods. Our platform has grown to include products and services for the rehabilitation and corrosion protection of new and existing water, oil, gas, mineral and chemical pipelines.

We recently agreed to acquire two companies that will expand the range of products and services we offer in the energy and mining sectors. On February 1, 2009, we agreed to acquire Corrpro Companies, Inc. (“Corrpro”) for approximately $65.6 million in cash consideration to the Corrpro shareholders, subject to certain possible closing adjustments. We have also agreed to repay certain indebtedness of Corrpro. We expect our total acquisition cost for Corrpro to be approximately $91.0 million. On January 31, 2009, we agreed to acquire the business of The Bayou Companies, L.L.C. and its related entities (“Bayou”) for $125 million in cash, plus up to an additional $7.5 million in cash and 50% of excess earnings that will be paid only upon the achievement of certain financial performance targets by Bayou. In addition, in connection with our acquisition of Bayou, we have agreed to acquire the noncontrolling interests of certain subsidiaries of Bayou for an aggregate purchase price of $8.5 million payable in cash, a promissory note and shares of our common stock. We intend to use the proceeds from this offering, along with borrowings and available cash, to fund these acquisitions. We expect that each of these acquisitions will be consummated in the first quarter of 2009.

Acquisition Rationale

We expect that our acquisitions of Corrpro and Bayou will transform our energy and mining business into a full-service industrial pipe and corrosion protection business. We believe that the addressable market opportunity for our energy and mining business in North America alone will increase to approximately $1.4 billion annually. In addition, we believe that our global market opportunity will be approximately $8.0 billion annually. Our revenues in our energy and mining business for the LTM Period were $56.1 million and would have been $371.6 million on a pro forma basis for the same period.

Corrpro is a premier provider of corrosion protection and pipeline maintenance services in North America. The acquisition of Corrpro will allow us to offer a fully-integrated internal and external corrosion protection platform, including cathodic protection and engineering services, predominantly to the energy and mining and water industries.

Bayou provides cost-effective solutions to energy and infrastructure companies primarily in the Gulf of Mexico and North America. The acquisition of Bayou will enable us to offer one of the broadest portfolios of internal and external pipeline coating and specialty fabrication products and services.

The acquisitions of Corrpro and Bayou will provide us with a global, full-service product and service platform. This platform will allow us to offer internal and external industrial pipe coating and corrosion protection of new and existing pipelines for both onshore and offshore applications. We believe that these acquisitions will significantly expand our existing capabilities, create numerous additional cross-selling opportunities and greatly increase our global marketing presence in the energy and mining business.

Our Businesses

Sewer Rehabilitation

Our sewer rehabilitation business provides trenchless solutions for rehabilitating aging and deteriorating sewer infrastructure. We are the leading provider of trenchless sewer rehabilitation in North America and have a large presence in Europe. The majority of our current sewer rehabilitation customers are municipalities. Our proprietary installation processes utilize custom-manufactured tube and proprietary resin formulations. For the LTM Period, our sewer rehabilitation business had revenues of $461.5 million.

Water Rehabilitation

Our water rehabilitation business provides structural lining systems for the trenchless rehabilitation of pipelines that transmit and distribute potable water. Our Insituform Blue® products and business expand upon our proprietary technologies and experience from our sewer and energy and mining businesses. We currently have ongoing high-profile projects under Madison Avenue in New York City and Nathan Road in Hong Kong that have demonstrated the minimal above-ground disruption associated with the use of our technologies. For the LTM Period, our water rehabilitation business had revenues of $11.7 million.

Energy and Mining

Our energy and mining business provides internal lining systems that protect oil, gas, mineral and chemical pipelines from corrosion and abrasion. Our proprietary Tite Liner® and Safetyliner™ processes are used to insert a high-density polyethylene liner within a host pipe to extend substantially the life of new and existing pipelines. Our product offerings also include gas release and leak detection systems. Our energy and mining customers include BP p.l.c., Royal Dutch Shell p.l.c., The Dow Chemical Company, BHP Billiton, Exxon Mobil Corporation, EnCana Corporation, Rio Tinto and Petróleos Mexicanos (PEMEX). For the LTM Period, our energy and mining business had revenues of $56.1 million.

Our Market Opportunity

The market opportunity for rehabilitating the world’s aging and deteriorating infrastructure systems is compelling. Booz Allen Hamilton, a management consulting firm, estimates that $41 trillion of worldwide infrastructure investment is required by 2030. Approximately 55% of this projected investment is expected to be allocated for the restoration and expansion of sewer and drinking water systems, and 22% is expected to be spent on energy systems. As aging infrastructure continues to deteriorate with greater frequency and impact, we believe that it is becoming increasingly evident that government and private industry must invest in existing infrastructure to support economic growth. Our pipeline rehabilitation technologies uniquely position us to benefit from these market dynamics.

Sewer Rehabilitation

Sanitary sewer overflows caused by blocked or broken pipes result in the release of billions of gallons of raw sewage per year globally, which can lead to environmental and health risks. The cost to repair or replace blocked or broken pipes is high. We estimate that the U.S. trenchless sewer rehabilitation market alone is approximately $2.8 billion annually. Our method of trenchless sewer rehabilitation is much more cost-effective and significantly less disruptive than traditional dig and replace construction.

In addition to the attractive U.S. market, we believe that our opportunities in the global market for trenchless sewer rehabilitation are compelling. For example, the annual size of the European trenchless sewer rehabilitation market is approximately $1 billion, with substantial opportunities particularly in Eastern Europe. Additionally, we believe that there are significant growth opportunities in the world’s emerging markets and in Asia, where the market in Japan alone is approximately $230 million per year.

Water Rehabilitation

We estimate that the global market for drinking water pipeline rehabilitation is approximately $4.7 billion annually, with an addressable market in North America of approximately $1.3 billion. According to the American Society of Civil Engineers, approximately 6 billion gallons of clean, treated drinking water are lost each day in the United States due to pipe deterioration. In addition to wasting a vital resource, pipe deterioration causes contamination of drinking water and service disruptions. Our trenchless methods of remediating deteriorated water pipelines are cost-effective and significantly less disruptive than traditional dig-and-replace methods. As a result, we believe that the benefits of our trenchless rehabilitation methods, as well as increased awareness of the current state of global water infrastructure and the global drive to increase access to clean water, will increase the demand for our Insituform Blue® products and services.

Energy and Mining

In the United States, approximately 60% of the 480,000 miles of existing oil and natural gas pipelines are over 40 years old and nearing the end of their useful lives. As these pipelines continue to deteriorate and new pipeline construction lags, we expect that capital expenditures to maintain and preserve existing pipelines will increase, heightening the demand for our products and services. We also expect that the demand for our services will increase as a result of stronger governmental regulations enacted in response to rising awareness of pipeline failures due to corrosion and its potential environmental and economic impacts.

In addition, according to the U.S. Geological Survey, worldwide mineral demand is projected to increase 25% by 2050. As a result, the need for abrasion-resistant pipelines for use in the processing of these minerals is expected to rise. This provides a significant market opportunity for our Tite Liner® internal lining products and services.

Our Competitive Strengths

Leader in large and growing markets

We believe that we benefit from leading positions in each of our primary markets and that we are one of the largest sewer infrastructure service companies in the world. We are the top-ranked sewer specialty contractor according to a recent study by Engineering News Record, a leading industry publication. The size and scale of our operations help us to acquire new projects, secure required bonding capacity on attractive terms, recruit and retain employees and successfully execute projects profitably and on schedule. As the contracts in our sewer rehabilitation business are often fixed-price, our ability to execute our services cost-effectively is critical to achieving consistently profitable results.

Technology innovator

We developed our Insituform® cured-in-place pipe technology in 1971, marking the beginning of the trenchless sewer rehabilitation industry. Since then, we have been a leading innovator in the trenchless rehabilitation of pipelines serving a wide range of applications. We currently hold 89 domestic and international patents on various products and processes.

Premier brand with long-standing customer relationships

We believe that we are recognized globally as a leader in the sewer, energy and mining and water rehabilitation industries. Our premier brand has helped us to attract business and develop strong relationships with both municipalities and Fortune 500 companies. These strong relationships enable us to anticipate our clients’ needs and to win recurring repair and maintenance business. Additionally, our sales force capitalizes on our premier brand and allows us to cross-sell technologies and services to our existing customers.

In our energy and mining business, we have developed ongoing relationships with some of the largest global companies such as BP p.l.c., Royal Dutch Shell p.l.c., The Dow Chemical Company, BHP Billiton, Exxon Mobil Corporation and EnCana Corporation. Our relationships with these customers extend over an average of 21 years, giving us detailed knowledge of each customer’s requirements and preferences.

Experience with complex regulatory environments

The sewer, energy and mining and water industries are subject to extensive regulation. Federal, state and local regulatory agencies, such as the U.S. Environmental Protection Agency, U.S. Department of Transportation and state departments of natural resources and environment, prescribe standards for the transportation of sewage, oil, gas, chemicals, water and other substances. These laws are complex, change frequently and have become more stringent over time. We offer several specialized methodologies that address many of the regulations implemented over the past several years. As our customers adapt to these increasingly strict standards, we can offer the resources, guidance, products and services necessary to help them comply.

Our Growth Strategy

Sewer Rehabilitation

We remain focused on improving profitability in our sewer rehabilitation operations by:

•	reducing operating costs through the decentralization and realignment of support functions;

•	realigning our sales force to focus on new market penetration and negotiated work;

•	minimizing execution risk through an optimized project management system and elimination of quality defects;

•	capturing and growing key accounts by migrating to a broader scope of work;

•	capitalizing on our existing tube manufacturing capabilities by offering our products directly to end users; and

•	targeting profitable new geographic markets, specifically India and China.

Water Rehabilitation

We plan to expand our water rehabilitation business to meet infrastructure needs around the world by:

•	marketing the cost competitiveness of our product offerings as compared to traditional dig-and-replace methods;

•	enhancing our robotic technologies for all pipeline materials and diameters;

•	broadening our Insituform Blue® product portfolio through the acquisition of complementary products and technologies; and

•	leveraging our leadership position in sewer rehabilitation, our established brand recognition and our operational expertise across key customer accounts.

Energy and Mining

We plan to expand our existing global energy and mining business into a full-spectrum industrial pipeline and corrosion protection services business by:

•	leveraging our existing operational expertise and reputation to increase market share;

•	broadening our platform of products and services through strategic acquisitions and complementary product and technology add-ons;

•	diversifying our exposure across the energy and mining industry;

•	expanding our offshore service capabilities; and

•	widening our global footprint by targeting key international markets.

Pending Acquisitions

Corrpro

On February 1, 2009, we agreed to acquire Corrpro, a premier North American provider of corrosion protection and pipeline maintenance services predominantly to customers in the energy and water infrastructure industries. The cash consideration payable to the Corrpro shareholders for the acquisition is approximately $65.6 million, subject to certain possible closing adjustments. We have also agreed to repay certain indebtedness of Corrpro. We expect our total acquisition cost for Corrpro to be approximately $91.0 million. Corrpro’s comprehensive line of fully-integrated corrosion protection products and services includes: (i) engineering; (ii) product and material sales; (iii) construction and installation; (iv) inspection, monitoring and maintenance; and (v) coatings. Corrpro’s customers include Exxon Mobil Corporation, BP p.l.c., Transcanada Pipeline, EnCana Corporation and Kuwait Oil Company. For the LTM Period, Corrpro had revenues of $186.1 million, income from continuing operations of $9.1 million and EBITDA of $17.9 million.

Bayou

On January 31, 2009, we agreed to acquire the business of Bayou, a leading provider of products and services to the onshore and offshore oil and natural gas industries primarily in the Gulf of Mexico and North America. The purchase price for the acquisition is $125 million in cash, plus up to an additional $7.5 million and 50% of excess earnings that will be paid only upon the achievement by Bayou of certain financial performance targets. In addition, in connection with our acquisition of Bayou, we have agreed to acquire the noncontrolling interests of certain subsidiaries of Bayou for an aggregate purchase price of $8.5 million payable in cash, a promissory note and shares of our common stock. Bayou’s products and services include internal and external pipeline coating, lining, weighting and insulation. Bayou also provides specialty fabrication and services for offshore deepwater installations, including project management and logistics. Bayou’s customers include BP p.l.c., Chevron Corporation, Royal Dutch Shell, Marathon Oil Corporation and Williams Field Services. For the LTM Period, Bayou had revenues of $129.3 million, income from continuing operations of $18.3 million and EBITDA of $27.2 million.

The closings of the Corrpro and Bayou acquisitions are subject to various conditions. The acquisitions are expected to occur in the first quarter of 2009. We cannot, however, make any assurances whether or when the consummation of these transactions will occur. Funding for these acquisitions is expected to come from the proceeds of this offering, borrowings under a proposed new credit facility and available cash.

Corporate Information

We were incorporated in Delaware in 1980. Our principal executive office is located at 17988 Edison Avenue, Chesterfield, Missouri 63005-3700. Our telephone number is (636) 530-8000. Our website is located at www.insituform.com. The information appearing on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by Insituform	9,000,000 shares

Shares to be outstanding after the offering	36,977,785 shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $111.2 million. We intend to use these net proceeds:

•	to pay the acquisition costs for Bayou and for the noncontrolling interests of certain subsidiaries of Bayou; and

•	for other general corporate purposes.

If we do not consummate the Bayou acquisition, we intend to use the proceeds of this offering to consummate the Corrpro acquisition. See “Use of Proceeds” on page S-23 of this prospectus supplement.

Risk factors	See “Risk Factors” beginning on page S-13 of this prospectus supplement and beginning on page 3 of the accompanying prospectus and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Nasdaq Global Select Market symbol	INSU

The number of shares outstanding after the offering excludes approximately 1.4 million shares that remain available for issuance under our 2006 Employee Equity Incentive Plan and our 2006 Non-Employee Director Equity Incentive Plan. In addition, at September 30, 2008, options to purchase 1,139,566 shares at a weighted average exercise price of $18.99 and 576,195 restricted and deferred stock units were issued. The exercise of such options and the issuance of shares of our common stock for the restricted and deferred stock units would increase the number of our shares outstanding.

Summary Consolidated Financial Data of Insituform

The following table sets forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data of Insituform,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Insituform” and our consolidated financial statements and notes thereto included in this prospectus supplement.

Our summary historical consolidated financial data as of and for the years ended December 31, 2005, 2006 and 2007 has been derived from our audited historical consolidated financial statements. Our summary historical consolidated financial data as of and for the nine months ended September 30, 2007 and 2008 has been derived from our unaudited interim historical consolidated financial statements.

The summary unaudited pro forma condensed combined financial data as of and for the year ended December 31, 2007 and as of and for the nine months ended September 30, 2008 has been prepared by our management and gives pro forma effect to the completion of the acquisitions of Corrpro and Bayou, as well as the incurrence of additional indebtedness and the application of the proceeds from this offering, in each case as if they occurred on January 1, 2007 for income statement purposes and September 30, 2008 for balance sheet purposes. The pro forma data has been prepared from, and should be read in conjunction with, our financial statements and accompanying notes, and the financial statements and accompanying notes of Corrpro and Bayou, included in this prospectus supplement. For more information on the assumptions made in preparing this pro forma financial data, see “Unaudited Pro Forma Condensed Combined Financial Information.” Our historical and pro forma results do not necessarily indicate results that may be expected for any future period.

	Year Ended December 31,				Nine Months Ended September 30,
	2005	2006	2007	2007	2007	2008	2008
	(historical)			(pro forma)	(historical)		(pro forma)
	(in thousands, except per share amounts)
Statement of Income Data:
Revenues	$483,595	$527,419	$495,570	$784,865	$365,591	$399,390	$634,541
Operating expenses	85,481	92,692	90,078	146,819	69,846	70,494	117,493
Operating income	35,545	36,311	13,530	33,073	4,226	19,744	32,293
Income from continuing operations	20,160	26,303	12,866	29,249	3,822	13,734	28,591
Income from continuing operations per share:
Basic	$0.75	$0.97	$0.47	$0.80	$0.14	$0.50	$0.78
Diluted	0.75	0.96	0.47	0.79	0.14	0.49	0.76

Other Data:
EBITDA(1)	$53,910	$61,583	$34,337	$75,639	$19,307	$35,095	$67,604

Balance Sheet Data:
Total current assets	$274,024	$310,364	$309,289		$314,080	$321,752	$367,693
Total assets	518,328	550,069	541,140		550,135	547,780	794,000
Total current liabilities	126,841	136,505	112,464		129,254	113,558	185,122
Long-term debt, less current maturities	80,768	65,046	65,000		65,000	65,000	106,147
Total stockholders’ equity	303,496	338,611	352,541		345,315	360,754	471,126

(footnotes on following page)

(1)	EBITDA represents income from continuing operations before taxes on income (tax benefits), interest expense (but not interest income), depreciation and amortization. We believe EBITDA is useful to investors in evaluating our operating performance compared to that of other companies in our industry. In addition, our management uses EBITDA to evaluate our operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Accordingly, when analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for income from continuing operations, cash flows from operating activities or other statements of income or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies.

The following is a reconciliation of income from continuing operations to EBITDA:

	Year Ended December 31,				Nine Months Ended September 30,			LTM Ended September 30, 2008
	2005	2006	2007	2007	2007	2008	2008
	(historical)			(pro forma)	(historical)		(pro forma)	(historical)
	(in thousands)
Income from continuing operations	$20,160	$26,303	$12,866	$29,249	$3,822	$13,734	$28,591	$22,776
Taxes on income (tax benefits)	8,913	11,826	(149)	7,072	(604)	4,842	8,697	5,297
Interest expense	8,465	6,834	5,368	8,968	4,139	3,546	6,246	4,775
Depreciation and amortization	16,372	16,620	16,252	30,350	11,950	12,973	24,070	17,275

EBITDA	$53,910	$61,583	$34,337	$75,639	$19,307	$35,095	$67,604	$50,123

Summary Consolidated Financial Data of Corrpro

The following table sets forth summary consolidated financial data of Corrpro. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data of Corrpro” and Corrpro’s consolidated financial statements and notes thereto included in this prospectus supplement.

The summary consolidated financial data as of and for the years ended March 31, 2006, 2007 and 2008 has been derived from Corrpro’s audited consolidated financial statements. The summary consolidated financial data as of and for the six months ended September 30, 2007 and 2008 has been derived from Corrpro’s unaudited interim consolidated financial statements. Corrpro’s historical results do not necessarily indicate results that may be expected for any future period.

	Year Ended March 31,			Six Months Ended September 30,
	2006	2007	2008	2007	2008
	(in thousands)
Statement of Operations Data:
Revenues	$139,719	$156,834	$170,515	$85,959	$101,550
Selling, general and administrative expenses	35,392	34,706	38,961	16,789	20,556
Operating income	5,696	12,497	12,580	9,640	9,028
Income (loss) from continuing operations	(4,810)	2,825	6,479	3,152	5,772

Other Data:
EBITDA(1)	$5,546	$11,921	$16,071	$9,513	$11,382

Balance Sheet Data:
Total current assets	$45,740	$46,121	$53,471	$58,366	$62,962
Total assets	72,596	73,140	81,194	86,660	89,901
Total current liabilities	32,857	32,192	33,935	37,745	38,784
Total long-term debt	19,441	14,732	11,455	13,505	12,366
Preferred stock	274	274	274	274	274
Total shareholders’ equity	13,447	16,810	24,833	22,197	29,352

(1)	EBITDA represents income (loss) from continuing operations before provision for income taxes, interest expense (but not interest income), depreciation and amortization. We believe EBITDA is useful to investors in evaluating Corrpro’s operating performance compared to that of other companies in its industry. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Accordingly, when analyzing Corrpro’s operating performance, investors should not consider EBITDA in isolation or as a substitute for income (loss) from continuing operations, cash flows from operating activities or other statements of operations or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies.

The following is a reconciliation of Corrpro’s income (loss) from continuing operations to EBITDA:

	Year Ended March 31,			Six Months Ended September 30,		LTM Ended September 30, 2008
	2006	2007	2008	2007	2008
	(in thousands)
Income (loss) from continuing operations	$(4,810)	$2,825	$6,479	$3,152	$5,772	$9,099
Provision for income taxes	3,482	1,657	2,515	2,743	2,056	1,828
Interest expense	5,340	5,750	5,284	2,758	2,619	5,145
Depreciation and amortization	1,534	1,689	1,793	860	935	1,868

EBITDA	$5,546	$11,921	$16,071	$9,513	$11,382	$17,940

Summary Consolidated Financial Data of Bayou

The following table sets forth summary consolidated financial data of Bayou. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data of Bayou” and Bayou’s consolidated financial statements and notes thereto included in this prospectus supplement.

The summary consolidated financial data as of and for the years ended December 31, 2005, 2006 and 2007 has been derived from Bayou’s audited consolidated financial statements. The summary consolidated financial data as of and for the nine months ended September 30, 2007 and 2008 has been derived from Bayou’s unaudited interim consolidated financial statements. Bayou’s historical results do not necessarily indicate results that may be expected for any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006	2007(1)	2007	2008
	(in thousands)
Statement of Income Data:
Total sales	$58,354	$76,698	$118,780	$84,287	$94,761
Operating expenses	7,949	9,147	10,254	7,221	10,588
Operating income	2,379	4,182	13,788	9,217	8,615
Income from continuing operations	2,917	4,264	15,771	8,782	11,297

Other Data:
EBITDA(2)	$5,467	$7,621	$22,177	$12,944	$17,965

Balance Sheet Data:
Total current assets	$22,588	$22,831	$26,595	$28,042	$27,607
Total assets	35,961	45,198	67,345	66,855	71,379
Total current liabilities	20,829	20,312	24,025	24,790	21,678
Long-term debt	3,763	9,188	16,948	19,234	16,509
Total members’ equity	9,471	13,013	23,113	19,643	28,967

(1)	Includes non-recurring revenue and net income of $3.5 million realized by Bayou from a customer during the year ended December 31, 2007 related to capitalized costs incurred during the construction of certain plant and equipment.
(2)	EBITDA represents income from continuing operations before income tax expense, interest expense (but not interest income), depreciation and amortization. We believe EBITDA is useful to investors in evaluating Bayou’s operating performance compared to that of other companies in its industry. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Accordingly, when analyzing Bayou’s operating performance, investors should not consider EBITDA in isolation or as a substitute for income from continuing operations, cash flows from operating activities or other statements of income or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies.

The following is a reconciliation of Bayou’s income from continuing operations to EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,		LTM Ended September 30, 2008
	2005	2006	2007	2007	2008
	(in thousands)
Income from continuing operations	$2,917	$4,264	$15,771	$8,782	$11,297	$18,286
Income tax expense	302	947	1,418	1,208	1,469	1,680
Interest expense	468	689	1,528	1,030	1,123	1,621
Depreciation and amortization	1,780	1,721	3,460	1,924	4,076	5,612

EBITDA	$5,467	$7,621	$22,177	$12,944	$17,965	$27,199

RISK FACTORS

An investment in our common stock involves various material risks. You should carefully consider the risks set forth below, as well as all of the other information contained in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Related to Our Business

Our business is dependent on obtaining work through a competitive bidding process.

The markets in which we operate are highly competitive. Most of our products and services, including the Insituform® CIPP process, face direct competition from companies offering similar or essentially equivalent products or services. In addition, customers can select a variety of methods to meet their pipe installation and rehabilitation needs, including a number of methods that we do not offer. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets, and we face challenges in our ability to maintain strong growth rates. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

We may experience cost overruns on our projects.

We typically conduct our business under guaranteed maximum price or fixed price contracts, where we bear a significant portion of the risk for cost overruns. Under such contracts, prices are established in part on cost and scheduling estimates, which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of materials and other exigencies. Our profitability depends heavily on our ability to make accurate estimates. Inaccurate estimates, or changes in other circumstances, such as unanticipated technical problems, difficulties obtaining permits or approvals, changes in local laws or labor conditions, weather delays, cost of raw materials or our suppliers’ or subcontractors’ inability to perform could result in substantial losses, as such changes adversely affect the revenue and gross profit recognized on each project.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded results.

We employ the percentage-of-completion method of accounting for our construction projects. This methodology recognizes revenues and profits over the life of a project based on costs incurred to date compared to total estimated project costs. Revisions to revenues and profits are made once amounts are known and/or can be reasonably estimated. Given the uncertainties associated with some of our contracts, it is possible for actual costs to vary from estimates previously made. Revisions to estimates could result in the reversal of revenues and gross profit previously recognized.

Our success and growth strategy depends on our senior management and our ability to attract and retain qualified personnel.

We depend on our senior management for the success and future growth of the operations and revenues of our Company, and the loss of any member of our senior management could have an adverse impact on our operations. Such a transition may be a distraction to senior management as we search for a qualified replacement, could result in significant recruiting, relocation, training and other costs and could cause operational inefficiencies as a replacement becomes familiar with our business and operations. On August 13, 2007, our former Chief Executive Officer resigned, and the Chairman of our Board of Directors, Alfred L. Woods, assumed the role of Interim Chief Executive Officer. On April 14, 2008, J. Joseph Burgess was appointed as President and Chief Executive Officer of the Company. There can be no assurance that our new Chief Executive Officer will be successful in integrating with our other members of senior management or executing our growth strategy.

In addition, we use a multi-level sales force structured around target markets and key accounts, focusing on marketing our products and services to engineers, consultants, administrators, technical staff and elected officials; we are dependent on our personnel to continue to develop improvements to our proprietary processes, including materials used and the methods of manufacturing and installation; and we require quality field personnel to effectively and profitably perform our work. Our success in attracting and retaining qualified personnel is dependent on the resources available in individual geographic areas and the impact on the labor supply of general economic conditions, as well as our ability to provide a competitive compensation package and work environment. Our failure to attract, train, integrate and retain qualified personnel could have a significant effect on our financial condition and results of operations.

Our recognition of revenues from insurance claims and from change orders, extra work or variations in the scope of work could be subject to reversal in future periods.

We recognize revenues from insurance claims and from change orders, extra work or variations in the scope of work as set forth in our written contracts with our clients when management believes that realization of these revenues is probable and the recoverable amounts can be reasonably estimated. Prior to our decision to recognize these revenues, we consult with legal counsel to determine the likelihood of recovery and the amount of the recovery that can be estimated. We also factor in all other information that we possess with respect to the claim to determine whether the claim should be recognized at all and, if recognition is appropriate, what dollar amount of the claim should be recognized. Due to factors that we may not anticipate at the time of recognition, however, revenues ultimately received on these claims could be less than revenues that we recognized in a prior reporting period or periods, which could require us in subsequent reporting periods to reduce or reverse revenues and gross profit previously recognized.

Extreme weather conditions may adversely affect our operations.

We are likely to be impacted by weather extremes, such as excessive rain or hurricanes, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. Although we can make no assurances as to the future, historically, these impacts have not been material to our operations as a whole. Delays and other weather impacts could adversely affect our ability to meet project deadlines and may increase a project’s cost and decrease its profitability.

We may be liable to complete the work of our joint venture partners under our joint venture arrangements.

We enter into contractual joint ventures in order to develop joint bids on certain contracts. The success of these joint ventures depends largely on the satisfactory performance of our joint venture partners of their obligations under the joint venture. Under these joint venture arrangements, we may be required to complete our joint venture partner’s portion of the contract if the partner is unable to complete its portion and a bond is not available. In such case, the additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.

A substantial portion of our raw materials is from a limited number of vendors, and we are subject to market fluctuations in the prices of certain commodities.

We purchase the majority of our fiber requirements for tube manufacturing from one source. We believe, however, that alternate sources are readily available, and we continue to negotiate with other supply sources. The manufacture of the tubes used in our rehabilitation business is dependent upon the availability of resin, a petroleum-based product. We currently have qualified four resin suppliers from which we intend to purchase the majority of our resin requirements for our North American operations. For our European operations, we currently have qualified two resin suppliers and are in the process of qualifying additional suppliers. We believe that these and other sources of resin supply are readily available. Historically, resin prices have fluctuated on the basis of the prevailing prices of oil, and we anticipate that prices will continue to be heavily influenced by the events affecting the oil market.

In addition, we purchase a significant volume of fuel to operate our trucks and equipment. At present, we do not engage in any type of hedging activities to mitigate the risks of fluctuating market prices for oil or fuel. A significant increase in the price of oil could cause an adverse effect on our cost structure that we may not be able to recover from our customers.

Our business depends upon the maintenance of our proprietary technologies.

We depend upon our proprietary technologies, most of which are no longer subject to patent protection. We rely principally upon trade secret and copyright laws to protect our proprietary technologies. We regularly enter into confidentiality agreements with our key employees, customers and potential customers and limit access to and distribution of our trade secrets and other proprietary information. These measures may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the United States. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

We are subject to a number of restrictive debt covenants under our senior notes and line of credit facility.

At September 30, 2008, we had $65.0 million in senior notes outstanding due April 2013, and $1.5 million of other notes related to the financing of certain insurance premiums. We also have a $35.0 million credit facility, which expires on April 30, 2009. At September 30, 2008, we had $15.9 million in letters of credit issued and outstanding and no other outstanding borrowings under the facility. Our senior notes and our line of credit facility contain certain restrictive debt covenants and other customary events of default. These covenants limit the amount and type of debt and fixed charges as a measure of operating cash flow. Our ability to comply with these restrictive covenants may be affected by the factors described in this “Risk Factors” section of this prospectus supplement and other factors outside our control. Failure to comply with one or more of these restrictive covenants may result in an event of default.

Upon an event of default, if not waived by our lenders, our lenders may declare all amounts outstanding as due and payable. At September 30, 2008, the Company was in compliance with all of its debt covenants as required under the senior notes and credit facility. In the past, however, we have not been in compliance with certain of these restrictive covenants and have had to seek amendments or waivers from our lenders. If we are unable to comply with the restrictive covenants in the future, we would be required to obtain further modifications from our lenders or secure another source of financing. If our current lenders accelerate the maturity of our indebtedness, we may not have sufficient capital available at that time to pay the amounts due to our lenders on a timely basis. In addition, these restrictive covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions and taking advantage of attractive business opportunities. Our senior notes can be repaid at any time at par value plus a make-whole payment. The make-whole payment is calculated as the present value of the principal and remaining interest payments discounted at a reinvestment rate equal to the yield on the United States Treasury security with a maturity equal to the average life to maturity plus 50 basis points. At September 30, 2008, this make-whole payment would have approximated $7.4 million.

We are currently negotiating a new credit facility with a lending syndicate. We anticipate that this credit facility will also contain certain restrictive covenants. These covenants may be more restrictive than those contained in our existing credit facility.

Our revenues are substantially dependent on municipal government spending.

Many of our customers are municipal governmental agencies, and as such, we are dependent on municipal spending. Spending by our municipal customers can be affected by local political circumstances, budgetary constraints and other factors. Consequently, future municipal spending may not be allocated to projects that would benefit our business or may not be allocated in the amounts or for the size of the projects that we anticipated. A decrease in municipal spending on such projects would adversely impact our revenues, results of operations and cash flows.

A general downturn in U.S. economic conditions, and specifically a downturn in the municipal bond market, may reduce our business prospects and decrease our revenues and cash flows.

Our business is affected by general economic conditions. Any extended weakness in the U.S. economy could reduce our business prospects and could cause decreases in our revenues and operating cash flows. Specifically, a downturn in the municipal bond market caused by an actual downgrade of monoline insurers could result in our municipal customers being required to spend municipal funds previously allocated to projects that would benefit our business to pay off outstanding bonds.

We have international operations that are subject to foreign economic and political uncertainties and foreign currency fluctuation.

Through our international subsidiaries and joint ventures, our business is subject to fluctuations in demand and changing international economic and political conditions that are beyond our control. For the year ended December 31, 2007 and the nine months ended September 30, 2008, 33.6% and 36.7%, respectively, of our revenues were derived from international operations. We expect a significant portion of our revenues and profits to come from international operations and joint ventures for the foreseeable future and to continue to grow over time. Operating in the international marketplace exposes us to a number of risks, including abrupt changes in foreign government policies and regulations and, in some cases, international hostilities. To the extent that our international operations are affected by unexpected and adverse foreign economic and political conditions, we may experience project disruptions and losses that could significantly reduce our revenues and profits.

From time to time, our contracts may be denominated in foreign currencies, which will result in additional risk of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Changes in the value of foreign currencies could increase our U.S. dollar costs for, or reduce our U.S. dollar revenues from, our foreign operations. Any increased costs or reduced revenues as a result of foreign currency fluctuations could affect our profits.

Our backlog is an uncertain indicator of our future earnings.

Our backlog, which at September 30, 2008 was approximately $292.9 million, is subject to unexpected adjustments and cancellation. The revenues projected in this backlog may not be realized or, if realized, may not result in profits. We may be unable to complete some projects included in our backlog in the estimated time and, as a result, such projects could remain in the backlog for extended periods of time. To the extent that we experience project cancellation or scope adjustments, we could face a reduction in the dollar amount of our backlog and the revenues that we actually receive from such backlog.

Our bonding capacity may be limited in certain circumstances.

A significant portion of our projects require us to procure a bond to secure performance. From time to time, it may be difficult to find sureties who will provide the contract-required bonding at acceptable rates for reasons beyond our control (for example, as a result of changing political or economic conditions in a foreign country). With respect to our joint ventures, our ability to obtain a bond also may depend on the credit and performance risks of our joint venture partners, some of whom may not be as financially strong as we are. Our inability to obtain bonding on favorable terms could have a material adverse effect on our business.

Our strategy to pursue growth in our energy and mining sector through selective acquisitions may not be successful.

Our long-term strategy includes expanding our position in the energy and mining sector through selective acquisitions of companies, complementary technologies and organic growth. This strategy may involve the acquisition of companies that enable us to build on our existing strength in a market or that gives us access to proprietary technologies that are strategically valuable or allow us to leverage our distribution channels. In connection with this strategy, we could face certain risks and uncertainties in addition to those we face in the day-to-day operations of our business. The acquisition of Corrpro or Bayou or other acquisitions that we may consider may not be successfully consummated. Our acquisition activities can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; and (vi) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or that the benefits will be achieved within the forecasted period of time. In addition, our acquisition activities could require us to secure additional debt or equity financing, which we may not be able to secure on favorable terms or at all.

Our efforts to develop new products and services or enhance existing products and services involve substantial research, development and marketing expenses, and the resulting new or enhanced products or services may not generate sufficient revenues to justify such expenses.

We place a high priority on developing new products and services, as well as enhancing our existing products and services. As a result of these efforts, we may be required to expend substantial research, development and marketing resources, and the time and expense required to develop a new product or service or enhance an existing product or service are difficult to predict. We cannot assure that we will succeed in developing, introducing and marketing new products or services or product or service enhancements. In addition, we cannot be certain that any new or enhanced product or service will generate sufficient revenues to justify the expenses and resources devoted to this product diversification effort.

We occasionally access the financial markets to finance a portion of our working capital requirements and support our liquidity needs. Our ability to access these markets may be adversely affected by factors beyond our control and could negatively impact our ability to finance our operations, meet certain obligations or implement our operating strategy.

We occasionally borrow under our existing credit facility to fund operations, including working capital investments. Market disruptions such as those currently being experienced in the United States and abroad have materially impacted liquidity in the credit and debt markets, making financing terms for borrowers less attractive and, in certain cases, resulting in the unavailability of certain types of financing. Continued uncertainty in the financial markets may negatively impact our ability to access additional financing or to refinance our existing credit facility or existing debt arrangements on favorable terms or at all, which could negatively affect our ability to fund current and future expansion as well as future acquisitions and development. These disruptions may include turmoil in the financial services industry, unprecedented volatility in the markets where our outstanding securities trade and general economic downturns in the areas where we do business. If we are unable to access funds at competitive rates, or if our short-term or long-term borrowing costs increase, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected.

The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers.

The recent economic downturn has resulted in tighter credit markets, which could adversely affect our customers’ ability to secure the financing necessary to proceed or continue with pipe installation and rehabilitation projects. Our customers’ or potential customers’ inability to secure financing for projects could result in the delay, cancellation or downsizing of new projects or the suspension of projects already under contract, which could cause a decline in the demand for our services and negatively impact our revenues and earnings.

Cyclical downturns in the mining, oil and natural gas industries, or in the oilfield and mining services businesses, may have a material adverse effect on our financial condition or results of operations.

The mining, oil and natural gas industries are highly cyclical. Demand for the majority of our oilfield and mining products and services is substantially dependent on the level of expenditures by the mining, oil and natural gas industries for the exploration, development and production of mined minerals, crude oil and natural gas reserves, which are sensitive to the prices of these commodities and generally dependent on the industry’s view of future mined mineral, oil and natural gas prices. There are numerous factors affecting the supply of and demand for our products and services, which include, but are not limited to:

•	market prices of mined minerals, oil and natural gas and expectations about future prices;

•	cost of producing mined minerals, oil and natural gas;

•	the level of mining, drilling and production activity;

•	mergers, consolidations and downsizing among our clients;

•	coordination by OPEC;

•	the impact of commodity prices on the expenditure levels of our clients;

•	financial condition of our client base and their ability to fund capital and maintenance expenditures;

•	adverse weather conditions;

•	civil unrest in oil-producing countries;

•	level of consumption of minerals, oil, natural gas and petrochemicals by consumers; and

•	availability of services and materials for our clients to grow their capital expenditures.

The mining, oil and natural gas industries have historically experienced periodic downturns, which have been characterized by diminished demand for our oilfield and mining products and services and downward pressure on the prices we charge. A significant downturn in the mining, oil and natural gas industries could result in a reduction in demand for oilfield services and could adversely affect our operating results.

Risks Related to Our Pending Acquisitions

If we fail to complete the acquisitions of Corrpro and/or Bayou, we will not recognize some of the benefits we describe in this prospectus supplement.

Although we have entered into acquisition agreements with respect to our proposed acquisitions of Corrpro and Bayou, we cannot guarantee when, or whether, either or both of the acquisitions will be completed. The acquisition agreements contain a number of important conditions that must be satisfied before we can complete the transactions, including, but not limited to, our ability to obtain financing, the absence of any material adverse changes in the condition of Corrpro and its consolidated subsidiaries, taken as a whole, or Bayou and its consolidated subsidiaries, taken as a whole, the accuracy of the representations and warranties of the parties and the consent of certain governmental authorities. In addition, the consummation of the Corrpro acquisition is subject to approval by Corrpro’s shareholders. If these conditions are not met, these acquisitions may not be completed. This offering is not contingent or in any way dependent on the acquisitions of Corrpro and Bayou. If either or both of the acquisitions is not completed, the net proceeds from this offering that are not used for the acquisitions will be used in the discretion of our management for working capital and other general corporate purposes. If we are unable to complete either or both of these acquisitions, we may not realize certain benefits that are described in this prospectus supplement, and the value of our common stock could be impaired.

Additional sources of financing are necessary to complete the Corrpro acquisition if we also consummate the Bayou acquisition. In order to arrange funding for the Corrpro acquisition, we are engaged in negotiations regarding a new credit facility consisting of a $50.0 million term loan and $50.0 million revolving credit facility. There can be no assurances that this new credit facility or other sources of liquidity can be arranged that will enable us to consummate the Corrpro acquisition.

We face risks associated with our merger agreement with Corrpro.

We entered into a merger agreement with Corrpro whereby a newly formed, wholly-owned subsidiary of our Company will merge with and into Corrpro. As a result of this transaction, Corrpro will become our wholly-owned subsidiary and will be subject to all the liabilities of Corrpro that are not satisfied on or prior to the closing date. There may be liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigation of Corrpro. We have no indemnification rights under the merger agreement. Accordingly, the surviving company of the merger, which will be our wholly-owned subsidiary, will be obligated with respect to all of Corrpro’s liabilities upon closing, whether known or unknown, absolute or contingent, whether liquidated or unliquidated, or whether due or to become due. These liabilities could have a material adverse effect on the acquired business and on us.

We have agreed to use our commercially reasonable efforts to obtain financing for the merger transaction. To the extent that we breach our covenant to obtain financing or are unable to secure financing prior to March 31, 2009, we will be required to pay to Corrpro a termination fee in the amount of $3,000,000.

We face risks associated with our acquisition agreement with Bayou.

In connection with the acquisition of the Bayou business, we entered into an asset purchase agreement with Bayou, whereby a newly formed, wholly-owned subsidiary of our Company will purchase substantially all of the assets used in the Bayou business. The acquisition agreement contemplates post-closing adjustments of the purchase price based upon a comparison of actual working capital as of the closing date to an agreed-upon target working capital. This provision may require us to pay additional amounts to Bayou after the closing or may require Bayou to pay additional amounts to us. In addition, Bayou may have additional post-closing payment obligations, including possible indemnification for certain liabilities, losses and expenses incurred by the acquired business, under the asset purchase agreement.

As security for the payment of indemnification obligations by Bayou, $12.5 million of the purchase price will be held in escrow for a period of 18 months following the closing. If the amount of our indemnification claims exceeds the amount of the escrow, we may need to seek payment for indemnification claims directly from Bayou, which may not have sufficient liquid assets at that time to pay the claims. Any of these unpaid claims, individually or in the aggregate, could have a material adverse effect on the acquired business and on us.

Risks Related to Our Common Stock

The market price of our common stock is highly volatile and may result in investors selling shares of our common stock at a loss.

The trading price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts that cover our stock or our failure to meet these estimates;

•	conditions or trends in the U.S. sewer rehabilitation market;

•	changes in municipal spending practices;

•	a downturn of the municipal bond market;

•	changes in market valuations of other companies operating in our industry;

•	announcements by us or our competitors of a significant acquisition or divestiture; and

•	additions or departures of key personnel.

In addition, the stock market in general and the Nasdaq Global Select Market in particular have experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of listed companies. Industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Such stock price volatility could result in investors selling shares of our common stock at a loss.

Future sales of our common stock or equity-linked securities in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales of substantial numbers of additional shares of our common stock or any shares of our preferred stock, including sales of shares in connection with any future acquisitions, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy obligations upon exercise of outstanding warrants or options or for other reasons. Our restated certificate of incorporation, as amended, provides that we have authority to issue 60,000,000 shares of common stock. As of September 30, 2008, 27,929,533 shares of common stock were issued and outstanding.

Provisions in our restated certificate of incorporation, as amended, could make it more difficult for a third party to acquire us or could adversely affect the rights of holders of our common stock or the market price of our common stock.

Our restated certificate of incorporation, as amended, provides that our Board of Directors has the authority, without any action of our stockholders, to issue up to 2,000,000 shares of preferred stock. Preferred stock may be issued upon such terms and with such designations as our Board of Directors may fix in its discretion, including with respect to: the payment of dividends upon our liquidation, dissolution or winding up; voting rights that dilute the voting power of our common stock; dividend rates; redemption or conversion rights; liquidation preferences; or voting rights.

In addition, our restated certificate of incorporation, as amended, provides that subject to the rights of the holders of any class or series of preferred stock set forth in our restated certificate of incorporation, as amended, the certificate of designation relating to such class or series of preferred stock, or as otherwise required by law, any stockholder action may be taken only at a meeting of stockholders and may not be effected by any written consent by such stockholders. The affirmative vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors is required to amend, repeal or adopt any provision inconsistent with such arrangement.

These provisions could potentially be used to discourage attempts by others to obtain control of our Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult or more costly, even if the offer may be considered beneficial by our stockholders. These provisions also may make it more difficult for stockholders to take action opposed by our Board of Directors or otherwise adversely affect the rights of holders of our common stock or the market price of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Our present policy is to retain earnings to provide for the operation and expansion of our business. Any payment of cash dividends will depend upon our earnings, financial condition, cash flows, financing agreements and other factors deemed relevant by our board of directors. Furthermore, under the terms of certain debt arrangements to which we are a party, we are subject to certain limitations on paying dividends.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipate,” “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” “will,” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Insituform,” “Business of Insituform,” “The Corrpro Acquisition” and “The Bayou Acquisition,” and include statements regarding the intent, belief or current expectations of our Company and management that are subject to known and unknown risks, uncertainties and assumptions.

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein also contain statements that are based on the current expectations of our Company and management. These statements are forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus supplement and the accompanying prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive net proceeds from this offering, without the exercise of the overallotment option, of approximately $111.2 million. We intend to use these net proceeds and available cash resources to pay the acquisition costs of Bayou and the noncontrolling interests of certain subsidiaries of Bayou. We plan to fund the Corrpro acquisition with borrowings under a proposed new credit facility and available cash resources. If we do not consummate the Bayou acquisition, we intend to use the proceeds of this offering to consummate the Corrpro acquisition. We intend to use the unused portion of the net proceeds for general corporate purposes.

PRICE RANGE OF OUR COMMON STOCK

The following table shows the high and low intraday sales prices for our common shares as reported on the NASDAQ Global Select Market for the periods indicated. Our common shares are traded on the NASDAQ Global Select Market under the symbol “INSU.”

	High	Low
2006
First Quarter	$27.87	$18.51
Second Quarter	29.67	20.89
Third Quarter	25.53	18.56
Fourth Quarter	27.70	22.04

2007
First Quarter	$29.81	$18.88
Second Quarter	23.00	18.64
Third Quarter	22.95	14.73
Fourth Quarter	16.94	12.03

2008
First Quarter	$15.46	$11.01
Second Quarter	19.15	14.13
Third Quarter	18.57	13.66
Fourth Quarter	20.82	9.26

2009
First Quarter (through Feb. 10)	$21.28	$14.12

DIVIDEND POLICY

Our policy is to retain earnings to provide for the operation and expansion of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, under the terms of certain debt arrangements to which we are a party, we are subject to certain limitations on paying dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2008:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect the sale of the common stock in this offering and the use of the net proceeds therefrom, as described under “Use of Proceeds,” our incurrence of additional indebtedness and the acquisitions of Corrpro and Bayou.

	As of September 30, 2008
	Actual	Pro forma(1)
	(Dollars in thousands)
Debt:
Current maturities of long-term debt and line of credit(2)	$1,523	$33,023
Long-term debt, less current maturities	65,000	65,000
New long-term debt to be issued(2)	—	40,000
Debt assumed in Bayou noncontrolling interests acquisition	—	1,147

Total debt	66,523	139,170

Stockholders’ equity	363,976	471,126

Total capitalization	$430,499	$610,296

(1)	Assumes no exercise of the underwriters’ option to purchase up to 1,350,000 additional shares of our common stock to cover overallotments.
(2)	We plan to enter into a new credit facility consisting of a $50.0 million term loan and $50.0 million revolving credit facility. Bank of America, N.A., the lender under our current credit facility, is assisting us on a “best efforts” basis with respect to the negotiation and syndication of our proposed new facility. We intend to borrow $50.0 million under the term facility and approximately $20.0 million under the revolving credit facility to fund a portion of the Corrpro acquisition. Of this $70.0 million in new debt, $30.0 million will be due within one year and has been classified as current. These borrowings may be reduced if either of the Corrpro or Bayou acquisitions is not consummated. Also included in the pro forma amount is a $1.5 million promissory note issued to the sellers in connection with the acquisitions of the noncontrolling interests of certain Bayou subsidiaries.

SELECTED CONSOLIDATED FINANCIAL DATA OF INSITUFORM

The following table sets forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Insituform” and our consolidated financial statements and notes thereto included in this prospectus supplement.

Our selected consolidated financial data as of for the years ended December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the nine months ended September 30, 2007 and 2008 has been derived from our unaudited interim consolidated financial statements and has been prepared on the same basis as our audited consolidated financial statements. In the opinion of our management, our unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Our historical results do not necessarily indicate results that may be expected for any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006	2007	2007	2008
	(in thousands, except per share amounts)
Statement of Income Data:
Revenues	$483,595	$527,419	$495,570	$365,591	$399,390
Cost of revenues	362,569	398,416	396,462	291,519	309,152

Gross profit	121,026	129,003	99,108	74,072	90,238
Operating expenses	85,481	92,692	90,078	69,846	70,494
Gain on settlement of litigation(1)	—	—	(4,500)	—	—

Operating income	35,545	36,311	13,530	4,226	19,744
Total other income (expense)	(7,159)	853	(459)	(748)	(199)

Income before taxes on income (tax benefits)	28,386	37,164	13,071	3,478	19,545
Taxes on income (tax benefits)	8,913	11,826	(149)	(604)	4,842

Income before minority interests and equity in earnings (losses) of affiliated companies	19,473	25,338	13,220	4,082	14,703
Minority interests	(166)	(316)	(525)	(252)	(726)
Equity in earnings (losses) of affiliated companies	853	1,281	171	(8)	(243)

Income from continuing operations	20,160	26,303	12,866	3,822	13,734
Loss from discontinued operations, net of tax(2)	(7,000)	(1,625)	(10,323)	(11,421)	(1,744)

Net income (loss)	$13,160	$24,678	$2,543	$(7,599)	$11,990

Earnings (loss) per share:
Basic:
Income from continuing operations	$0.75	$0.97	$0.47	$0.14	$0.50
Net income (loss)	$0.49	$0.91	$0.09	$(0.28)	$0.44
Diluted:
Income from continuing operations	$0.75	$0.96	$0.47	$0.14	$0.49
Net income (loss)	$0.49	$0.90	$0.09	$(0.28)	$0.43

Balance Sheet Data:

Total current assets	$274,024	$310,364	$309,289	$314,080	$321,752
Total assets	518,328	550,069	541,140	550,135	547,780
Total current liabilities	126,841	136,505	112,464	129,254	113,558
Long-term debt, less current maturities	80,768	65,046	65,000	65,000	65,000
Total stockholders’ equity	303,496	338,611	352,541	345,315	360,754

(1)	Reflects the settlement in December 2007 of a patent infringement lawsuit brought by the Company. We received $4.5 million in cash in February 2008 in final settlement of this matter.
(2)	In March 2007, we announced plans to exit our tunneling business in an effort to align better our operations with our long-term strategic initiatives. We have classified the results of operations of our tunneling business as discontinued operations for all periods presented. Substantially all existing tunneling business activity had been completed in early 2008.

SELECTED CONSOLIDATED FINANCIAL DATA OF CORRPRO

The following table sets forth selected consolidated financial data of Corrpro. You should read the following selected consolidated financial data in conjunction with Corrpro’s consolidated financial statements and notes thereto included in this prospectus supplement.

The selected consolidated financial data as of and for the years ended March 31, 2006, 2007 and 2008 has been derived from Corrpro’s audited consolidated financial statements. The selected consolidated financial data as of and for the six months ended September 30, 2007 and 2008 has been derived from Corrpro’s unaudited interim consolidated financial statements and has been prepared on the same basis as Corrpro’s audited consolidated financial statements. In the opinion of our management based on representations made to us by Corrpro’s management, Corrpro’s unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Corrpro’s results of operations and financial position. Corrpro’s historical results do not necessarily indicate results that may be expected for any future period.

	Year Ended March 31,			Six Months Ended September 30,
	2006	2007	2008	2007	2008
	(in thousands)
Statement of Operations Data:
Revenues	$139,719	$156,834	$170,515	$85,959	$101,550
Operating costs and expenses:
Cost of sales	98,631	109,631	118,974	59,530	71,966
Selling, general and administrative expenses	35,392	34,706	38,961	16,789	20,556

Operating income	5,696	12,497	12,580	9,640	9,028
Other expense	(7,024)	(8,015)	(3,586)	(3,745)	(1,200)

Income (loss) from continuing operations before income taxes	(1,328)	4,482	8,994	5,895	7,828
Provision for income taxes	3,482	1,657	2,515	2,743	2,056

Income (loss) from continuing operations	(4,810)	2,825	6,479	3,152	5,772
Gain from discontinued operations	101	—	—	—	—

Net income (loss)	(4,709)	2,825	6,479	3,152	5,772
Dividends attributable to preferred stock	2,357	2,875	2,852	1,379	1,575

Net income (loss) available to common shareholders	$(7,066)	$(50)	$3,627	$1,773	$4,197

Balance Sheet Data:
Total current assets	$45,740	$46,121	$53,471	$58,366	$62,962
Total assets	72,596	73,140	81,194	86,660	89,901
Total current liabilities	32,857	32,192	33,935	37,745	38,784
Total long-term debt	19,441	14,732	11,455	13,505	12,366
Preferred stock	274	274	274	274	274
Total shareholders’ equity	13,447	16,810	24,833	22,197	29,352

SELECTED CONSOLIDATED FINANCIAL DATA OF BAYOU

The following table sets forth selected consolidated financial data of Bayou. You should read the following selected consolidated financial data in conjunction with Bayou’s consolidated financial statements and notes thereto included in this prospectus supplement.

The selected consolidated financial data as of and for the years ended December 31, 2005, 2006 and 2007 has been derived from Bayou’s audited consolidated financial statements. The selected consolidated financial data as of and for the nine months ended September 30, 2007 and 2008 has been derived from Bayou’s unaudited interim consolidated financial statements and has been prepared on the same basis as Bayou’s audited consolidated financial statements. In the opinion of our management based on representations made to us by Bayou’s management, Bayou’s unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Bayou’s results of operations and financial position. Bayou’s historical results do not necessarily indicate results that may be expected for any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006	2007(1)	2007	2008
	(in thousands)
Statement of Income Data:
Net sales	$55,745	$71,696	$112,709	$81,414	$90,416
Rental	2,609	5,002	6,071	2,872	4,345

Total sales	58,354	76,698	118,780	84,287	94,761
Cost of goods sold	48,026	63,369	94,738	67,848	75,558

Gross profit	10,328	13,329	24,042	16,438	19,203
Operating expenses	7,949	9,147	10,254	7,221	10,588

Operating income	2,379	4,182	13,788	9,217	8,615
Other income	967	1,437	4,270	1,475	5,194

Income before income taxes and minority interest	3,346	5,619	18,058	10,692	13,809
Income tax expense	(302)	(947)	(1,418)	(1,208)	(1,469)

Income before minority interest	3,044	4,672	16,640	9,484	12,340
Minority interest in income of consolidated subsidiaries	(127)	(408)	(869)	(702)	(1,043)

Income from continuing operations	2,917	4,264	15,771	8,782	11,297
Income from discontinued operations	1,806	—	—	—	—

Net income	$4,723	$4,264	$15,771	$8,782	$11,297

Balance Sheet Data:
Total current assets	$22,588	$22,831	$26,595	$28,042	$27,607
Total assets	35,961	45,198	67,345	66,855	71,379
Total current liabilities	20,829	20,312	24,025	24,790	21,678
Long-term debt, less current maturities	3,763	9,188	16,948	19,234	16,509
Total members’ equity	9,471	13,013	23,113	19,643	28,967

(1)	Includes nonrecurring revenue and net income of $3.5 million realized by Bayou from a customer during the year ended December 31, 2007 related to capitalized costs incurred during the construction of certain plant and equipment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of what Insituform’s, Corrpro’s or Bayou’s financial position or results of operations actually would have been if the Corrpro acquisition, the Bayou acquisition or both acquisitions had been completed as of and for the periods indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Insituform after consummation of one or both of the acquisitions.

Although we have entered into acquisition agreements with respect to our proposed acquisitions of Corrpro and Bayou, we cannot guarantee when, or whether, either or both of the acquisitions will be completed. The acquisition agreements contain a number of important conditions that must be satisfied before we can complete the acquisitions, including, but not limited to, our ability to consummate this offering and obtain financing, the absence of any material adverse changes in the condition of Corrpro and/or Bayou, taken as a whole, the accuracy of the representations and warranties of the parties and the consent of certain governmental authorities. If these conditions are not met, one or both of the acquisitions may not be completed. Accordingly, the following unaudited pro forma information separately presents the combined financial position as of September 30, 2008 and the combined results of operations for the year ended December 31, 2007 and for the nine months ended September 30, 2008, as if:

•	Both the Corrpro and the Bayou acquisitions had been completed;

•	Only the Corrpro acquisition had been completed, but not the Bayou acquisition; and

•	Only the Bayou acquisition had been completed, but not the Corrpro acquisition.

Pro forma adjustments related to the unaudited pro forma condensed combined statements of earnings give effect to certain events that are (i) directly attributable to the acquisitions, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. Pro forma adjustments related to the unaudited pro forma condensed combined balance sheet give effect to events that are directly attributable to the Corrpro acquisition, the Bayou acquisition, or both, and that are factually supportable regardless of whether they have a continuing impact or are non-recurring.

The unaudited pro forma condensed combined financial information is based on a number of other assumptions and estimates and is subject to a number of uncertainties relating to the Corrpro and the Bayou acquisitions and related matters, including, among other things, estimates, assumptions and uncertainties regarding (1) the estimated fair values of certain assets and liabilities acquired, which are sensitive to assumptions and market conditions, (2) the actual amount of goodwill that will arise from each acquisition and (3) the amount of costs relating to each acquisition.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 Revised (“SFAS No. 141(R)”), which replaced SFAS 141, “Business Combinations”, for periods beginning on or after December 15, 2008, but retains the fundamental requirement in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the “purchase method”) be used for all business combinations. Additionally, in December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which is effective for periods beginning on or after December 15, 2008. The requirements of both of these standards have been reflected in the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Financial Information for Insituform, Corrpro and Bayou

The following unaudited pro forma condensed combined financial information has been prepared by our management and gives pro forma effect to the completion of the acquisitions of Corrpro, Bayou and the Bayou noncontrolling interests, the application of the proceeds from this offering and our expected incurrence of additional indebtedness in each case as if they occurred on January 1, 2007 for statement of earnings purposes and September 30, 2008 for balance sheet purposes.

The unaudited pro forma condensed combined statements of earnings combine the historical consolidated statements of earnings of Insituform, Corrpro and Bayou, giving effect to the transactions as if they had occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Insituform, Corrpro and Bayou, giving effect to the transactions as if they had been consummated on September 30, 2008. You should read this unaudited pro forma information in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical financial statements of Insituform, Corrpro and Bayou and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Insituform,” all of which are included in this prospectus supplement.

The acquisitions will be treated as a purchase of Corrpro and Bayou by Insituform, with Insituform as the acquiring entity in accordance with SFAS No. 141(R). Accordingly, goodwill arising from the acquisitions will be determined as the excess of the acquisition cost of each of Corrpro and Bayou over the fair value of their respective net assets acquired. In the unaudited pro forma condensed combined balance sheet, Insituform’s cost to acquire each of Corrpro and Bayou has been allocated to the assets acquired and liabilities assumed based upon Insituform’s preliminary estimate of their respective fair values as of the date of acquisition. Additionally, the pro forma condensed combined financial information reflects the adoption of SFAS No. 160.

Definitive allocations will be performed and finalized based upon certain valuations and other studies after the closing date(s) of the acquisitions. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value subsequent to the closing(s) of the acquisitions. Thus, the final purchase allocation may differ in material respects from that presented in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of earnings also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased depreciation and amortization expense on acquired tangible and intangible assets.

Each of Insituform and Bayou has a fiscal year end of December 31 and Corrpro has a fiscal year end of March 31. The pro forma condensed combined financial information presented herein combines the results of operations of Insituform and Bayou for the nine months ended September 30, 2008 with the results of operations of Corrpro for the nine months ended September 30, 2008, and combines the results of operations of Insituform and Bayou for the year ended December 31, 2007 with the results of operations of Corrpro for the year ended March 31, 2008. Accordingly, Corrpro’s results of operations for the period from January 1, 2008 to March 31, 2008 are included twice in the unaudited pro forma condensed combined statements of earnings, once as part of the pro forma year ended December 31, 2007 and again as part of the pro forma interim period for the nine months ended September 30, 2008.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined statements of earnings do not include the impacts of any revenue, cost or other operating synergies that may result from the acquisitions.

Insituform’s tax rate could potentially increase subsequent to the closing of the acquisitions as a result of a change in the jurisdictions in which Insituform will conduct its operations. As a result, upon completion of the acquisitions, Insituform will assess whether a higher blended tax rate will be required to be applied to its taxable income, which could increase its effective tax rate and cash paid for taxes on a prospective basis. In addition, as of the closing date(s) of the acquisitions, Insituform will evaluate whether to recognize immediately in earnings the change, if any, in the effective deferred tax rates expected to be applied to its existing net taxable temporary differences. The effect, if any, of such adjustments is excluded from the unaudited pro forma condensed combined financial information.

Bayou historically operated as a Subchapter S corporation for tax purposes, and as such did not accrue income taxes in its historical financial statements. The unaudited pro forma condensed combined financial information reflects the taxation of Bayou as a taxable entity for all periods presented as the newly formed subsidiary of Insituform that will purchase the business of Bayou will be taxed as a C-corporation.

Based on Insituform’s review of the summary of significant accounting policies disclosed in the financial statements of Corrpro and Bayou, the nature and amount of any adjustments to the historical financial statements of Corrpro and Bayou to conform their accounting policies to those of Insituform are not expected to be significant. Upon consummation of the acquisitions, further review of the accounting policies and financial statements of Corrpro and Bayou may result in revisions to the policies and classifications of Corrpro and Bayou to conform to Insituform’s.

Insituform has incurred and will continue to incur certain non-recurring expenses in connection with the transactions. These expenses are currently estimated to be $6.5 million related to the acquisitions. In addition, Insituform expects to pay fees of approximately $5.9 million in connection with this offering. These estimated expenses are reflected in the pro forma condensed combined balance sheet as of September 30, 2008 as an adjustment to cash and equity (see notes (b) and (i)), but are not reflected in the pro forma condensed combined statements of earnings for the nine months ended September 30, 2008 and for the year ended December 31, 2007, as they are not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Combined Balance Sheet for Insituform, Corrpro and Bayou

	As of September 30, 2008
	Insituform	Corrpro (a)	Bayou (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$90,062	$1,107	$144	$(45,994	)(b)	$45,319
Restricted cash	2,058	—	—	—		2,058
Receivables, net	96,893	38,513	16,478	—		151,884
Retainage	22,858	—	—	—		22,858
Costs and estimated earnings in excess of billings	43,737	—	4,995	—		48,732
Inventories	17,436	13,612	4,065	1,366	(c)	36,479
Prepaid expenses and other assets	31,615	9,730	1,925	—		43,270
Current assets of discontinued operations	17,093	—	—	—		17,093

Total current assets	321,752	62,962	27,607	(44,628)		367,693

Property, plant and equipment, less accumulated depreciation	71,977	7,838	33,741	7,980	(d)	121,536
Other assets
Goodwill	122,437	15,524	—	21,272	(b)	159,233
Identified intangible assets	9,330	—	—	60,275	(e)	69,605
Investments	—	—	9,599	42,389	(f)	51,988
Other assets	15,127	3,577	432	(2,348	)(g)	16,788

Total other assets	146,894	19,101	10,031	121,588		297,614

Non-current assets of discontinued operations	7,157	—	—	—		7,157

Total Assets	$547,780	$89,901	$71,379	$84,940		$794,000

Liabilities
Current liabilities
Current maturities of long-term debt	$1,523	$11,230	$4,068	$14,702	(g)	$31,523
Notes payable	—	—	5,100	(3,600	)(g)	1,500
Accounts payable and accrued expenses	99,430	27,554	10,407	—		137,391
Billings in excess of costs and estimated earnings	8,244	—	2,103	—		10,347
Current liabilities of discontinued operations	4,361	—	—	—		4,361

Total current liabilities	113,558	38,784	21,678	11,102		185,122
Long-term debt, less current maturities	65,000	12,366	16,509	12,272	(g)	106,147
Other long-term liabilities	4,372	9,125	1,846	15,388	(h)	30,731
Non-current liabilities of discontinued operations	874	—	—	—		874

Total Liabilities	183,804	60,275	40,033	38,762		322,874

Total Equity	363,976	29,626	31,346	46,178	(i)	471,126

Total Liabilities and Equity	$547,780	$89,901	$71,379	$84,940		$794,000

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings for Insituform, Corrpro and Bayou

	For the Nine Months Ended September 30, 2008
	Insituform	Corrpro (a)	Bayou (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share data)
Statement of Earnings Data:
Revenues	$399,390	$140,390	$94,761	$—		$634,541
Cost of revenues	309,152	100,045	75,558	—		484,755

Gross profit	90,238	40,345	19,203	—		149,786
Operating expenses	70,494	31,717	10,588	4,694	(j)	117,493

Operating income	19,744	8,628	8,615	(4,694)		32,293
Total other income (expense)	(199)	(1,970)	412	3,096	(k)	1,339

Income before taxes on income (tax benefits)	19,545	6,658	9,027	(1,598)		33,632
Taxes on income (tax benefits)	4,842	782	1,469	1,429	(l)	8,522

Income before noncontrolling interests and equity in earnings (losses) of affiliated companies	14,703	5,876	7,558	(3,027)		25,110
Noncontrolling interests	(726)	—	(1,043)	1,043	(i)	(726)
Equity in earnings (losses) of affiliated companies	(243)	—	4,782	(332	)(m)	4,207

Income from continuing operations	$13,734	$5,876	$11,297	$(2,316)		$28,591

Earnings per share from continuing operations:
Basic	$0.50					$0.78
Diluted	$0.49					$0.76

Weighted average shares outstanding:
Basic	27,559,721			9,192,308	(n)	36,752,029
Diluted	28,193,505			9,192,308	(n)	37,385,813

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings for Insituform, Corrpro and Bayou

	Year Ended December 31, 2007
	Insituform	Corrpro (a)	Bayou (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share data)
Statement of Earnings Data:
Revenues	$495,570	$170,515	$118,780	$—		$784,865
Cost of revenues	396,462	118,974	94,738	—		610,174

Gross profit	99,108	51,541	24,042	—		174,691
Operating expenses	90,078	38,961	10,254	7,526	(j)	146,819
Gain on settlement of litigation	(4,500)	(701)	—	—		(5,201)

Operating income	13,530	13,281	13,788	(7,526)		33,073
Total other income (expense)	(459)	(4,287)	918	4,287	(k)	459

Income before taxes on income (tax benefits)	13,071	8,994	14,706	(3,239)		33,532
Taxes on income (tax benefits)	(149)	2,515	1,418	3,054	(l)	6,838

Income before noncontrolling interests and equity in earnings (losses) of affiliated companies	13,220	6,479	13,288	(6,293)		26,694
Noncontrolling interests	(525)	—	(869)	869	(i)	(525)
Equity in earnings (losses) of affiliated companies	171	—	3,352	(443	)(m)	3,080

Income from continuing operations	$12,866	$6,479	$15,771	$(5,867)		$29,249

Earnings per share from continuing operations:
Basic	$0.47					$0.80
Diluted	$0.47					$0.79

Weighted average shares outstanding:
Basic	27,330,835			9,192,308	(n)	36,523,143
Diluted	27,664,928			9,192,308	(n)	36,857,236

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Statement of Earnings for Insituform, Corrpro and Bayou

(dollars in thousands, except share data)

(a) Certain reclassifications have been made to the historical presentation of Corrpro and Bayou to conform to the presentation used in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of earnings. Each of Insituform and Bayou has a fiscal year end of December 31 and Corrpro has a fiscal year end of March 31.

Bayou’s revenues and income from continuing operations for the year ended December 31, 2007 include a $3.5 million payment received from a customer related to capitalized costs incurred during the construction of certain plant and equipment. Excluding this nonrecurring income, pro forma combined income and diluted earnings per share from continuing operations for the year ended December 31, 2007 are $27,114 and $0.74, respectively.

(b) Reflects the adjustment for the net proceeds from the offering, the proposed new credit facility (consisting of a term loan and a new line of credit) and the use of the proceeds to fund the transactions as follows:

Common stock offering	$117,000
Term loan	50,000
Line of credit	20,000
Transaction costs—acquisitions	(6,500)
Transaction costs—common stock offering	(5,850)
Purchase of Corrpro	(91,000)
Purchase of Bayou	(125,000)
Purchase of Bayou noncontrolling interests	(4,500)
Bayou cash not acquired	(144)

Pro forma adjustment to cash	$(45,994)

For purposes of the unaudited pro forma condensed combined financial information contained herein, Insituform assumed the issuance of 9,192,308 common stock shares, which is the approximate number of Insituform shares that Insituform anticipates will be issued in connection with this offering and the purchase of the Bayou noncontrolling interests, at a market price of $13.00 per share. The preliminary fair value of the total acquisition cost is as follows:

	Corrpro	Bayou	Total
Cash consideration	$91,000	$129,500	$220,500
Issuance of Insituform shares to Bayou’s noncontrolling interest shareholders (192,308 at $13.00 per share)	—	2,500	2,500
Six-month note payable to sellers	—	1,500	1,500
Estimated holdback payments to Bayou shareholders	—	5,000	5,000

Total acquisition cost	$91,000	$138,500	$229,500

The Corrpro purchase price consists of cash consideration payable to the Corrpro shareholders of $65,600 and approximately $25,400 used for the repayment of certain indebtedness of Corrpro at closing and reflecting certain additional liabilities of Corrpro. As a result, we expect our total acquisition cost for Corrpro to be approximately $91,000. However, this acquisition cost is subject to change based on Corrpro’s indebtedness at the date of closing of the acquisition, Corrpro’s transaction costs being in excess of an agreed upon amount and production of certain satisfactory diligence documentation. Any difference between the actual acquisition cost and $91,000 will result in a corresponding change to goodwill.

The asset purchase agreement relating to the Bayou acquisition contains a holdback provision based on annual EBITDA targets for 2009, 2010 and 2011. The estimated payments under the holdback provision are reflected at their estimated fair value of $5,000 as part of the acquisition consideration. Any differences between the final determined fair value and the actual payments under the holdback provision will be recorded in the Company’s statement of earnings.

Insituform has not completed its assessment of the fair value of assets acquired and liabilities of Corrpro and Bayou. The table below represents a preliminary assessment of the total acquisition cost to the tangible and intangible assets and liabilities of Corrpro and Bayou based on management’s preliminary estimate of their respective fair values:

	Corrpro	Bayou	Total
Preliminary pro forma acquisition consideration allocation:
Net assets acquired	$39,322	$55,732	$95,054
Inventory fair value adjustment	1,366	—	1,366
Property, plant and equipment fair value adjustments	3,471	4,509	7,980
Identified intangible assets acquired	33,350	26,925	60,275
Investments fair value adjustment	—	42,389	42,389
Deferred tax liabilities adjustment	(14,360)	—	(14,360)
Goodwill	27,851	8,945	36,796

Total acquisition cost allocated	$91,000	$138,500	$229,500

Reconciliation of the pro forma goodwill adjustment:
Corrpro preliminary pro forma acquisition goodwill	$27,851
Elimination of Corrpro pre-acquisition goodwill	(15,524)
Bayou preliminary pro forma acquisition goodwill	8,945

Total pro forma goodwill adjustment	$21,272

(c) Historical inventory values of Corrpro have been adjusted by $1,366 to their estimated fair value as discussed in note (b) above.

(d) Historical property, plant and equipment values of Corrpro and Bayou have been adjusted by $3,471 and $4,509, respectively, to their estimated fair value for a total of $7,980 as discussed in note (b) above.

(e) Reflects the estimated fair value of identified intangible assets to be acquired including customer relationships, trademarks and trade names, non-compete agreements and backlog as follows:

	Estimated Useful Life (in years)	Corrpro	Bayou	Total
Customer relationships	17.0	$27,100	$22,200	$49,300
Trademarks and trade names	25.0	4,900	3,025	7,925
Non-compete agreements	3.0	800	800	1,600
Backlog	1.5	550	900	1,450

Total		$33,350	$26,925	$60,275

(f) Reflects the estimated fair value adjustment to Bayou’s equity method investments as follows:

Identified intangible assets acquired	$11,875
Goodwill	30,514

Total investments adjustment	$42,389

(g) To complete the acquisitions, Insituform intends to enter into, in addition to this offering, a new credit facility consisting of a $50 million term loan and a $50 million revolving line of credit, of which $20 million will be borrowed to complete the acquisitions. The increase in debt is partially offset as the sellers of Corrpro and Bayou will settle notes payable and long-term debt with a portion of the proceeds that they receive from the acquisitions. The Company will not assume any of Corrpro’s or Bayou’s notes payable, long-term debt or the related current portions in the acquisitions, except for $1,147 of long-term debt assumed by the Company as part of the Bayou noncontrolling interest acquisitions.

The following reflects the pro forma adjustments to current maturities of long-term debt:

Bayou current maturities of long-term debt not assumed	$(4,068)
Corrpro current maturities of long-term debt not assumed	(11,230)
Current portion of new term loan	10,000
New line of credit borrowings	20,000

Pro forma adjustment to current maturities of long-term debt	$14,702

The following reflects the pro forma adjustments to notes payable:

Six-month note payable to sellers	$1,500
Bayou notes payable not assumed	(5,100)

Pro forma adjustment to notes payable	$(3,600)

The following reflects the pro forma adjustments to long-term debt, less current maturities:

New term loan, less current maturities	$40,000
Corrpro long-term debt, less current maturities not assumed	(12,366)
Bayou long-term debt, less current maturities not assumed	(15,362)

Pro forma adjustment to current maturities of long-term debt	$12,272

Corrpro deferred financing costs of $2,348 were not assumed in the acquisition and have been eliminated in the pro forma adjustments.

(h) Reflects the pro forma adjustment for deferred tax liabilities resulting from the fair value adjustments of tangible assets of $1,354 and intangible assets of $13,006 acquired in the Corrpro acquisition assuming a tax rate of 39% as well as the estimated fair value of $5,000 related to the holdback provision discussed in note (b) and the elimination of Corrpro warrants not assumed of $3,972 for a total adjustment of $15,388.

(i) Reflects the adjustment to the combined equity as a result of the transactions, including the issuance of 9,192,308 new shares of $0.01 par value common stock.

Common stock offering	$117,000
Issuance of Insituform shares to Bayou’s noncontrolling interest shareholders (192,308 at $13.00 per share)	2,500
Transaction costs—acquisitions	(6,500)
Transaction costs—common stock offering	(5,850)
Elimination of Corrpro historical equity (including preferred stock)	(29,626)
Elimination of Bayou historical equity	(31,346)

Total adjustment to equity	$46,178

In connection with the elimination of Bayou’s historical noncontrolling interests, a pro forma adjustment has been reflected on the unaudited pro forma condensed combined statements of earnings for the nine months ended September 30, 2008 and for the year ended December 31, 2007 of $1,043 and $869, respectively.

(j) Reflects the additional depreciation and amortization of Corrpro’s and Bayou’s tangible and intangible assets, arising from the estimated fair values and useful lives. The estimated depreciation and amortization as if the acquisitions had occurred on January 1, 2007 are as follows:

	Estimated Useful Life (in years)	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Property, plant and equipment	10.0	$598	$798
Customer relationships	17.0	2,784	3,713
Trademarks and trade names	25.0	249	332
Non-compete agreements	3.0	363	483
Backlog	1.5	700	2,200

Total		$4,694	$7,526

(k) Reflects the pro forma adjustments to other income (expense) as follows:

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Incremental interest expense related to new credit facility borrowings	$(3,150)	$(4,200)
Elimination of Corrpro historical interest expense	5,123	6,959
Elimination of Bayou historical interest expense	1,123	1,528

Total	$3,096	$4,287

The incremental interest expense is associated with Insituform’s borrowings of $50.0 million under the new term loan and $20.0 million under the new line of credit to finance the acquisitions as discussed in note (g). The calculation of the interest expense on the new debt was based on an assumed interest rate of 6.0%. A change in the interest rate of 0.25% would impact interest expense by approximately $175 for the year ended December 31, 2007 and by approximately $131 for the nine months ended September 30, 2008.

(l) Reflects additional pro forma income tax expense recognized on the pro forma adjustment amounts identified in notes (j) and (k) using an estimated tax rate of 39%.

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Income tax benefit related to the pro forma adjustments noted in (j) and (k)	$(624)	$(1,263)
Impact on income taxes of converting Bayou to a C-corporation	2,053	4,317

Total	$1,429	$3,054

(m) Reflects the pro forma adjustment related to a reduction in equity investment earnings as a result of recording Bayou’s equity investments to fair value as follows:

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Amortization of identified intangible assets acquired	$545	$726
Assumed effective income tax rate	39%	39%

Total adjustment of equity investments, net of tax	$332	$443

(n) Reflects the pro forma combined per share amounts and weighted average shares resulting from the historical consolidated weighted average of Insituform shares for each period presented adjusted for the assumed number of Insituform shares to be issued in connection with this offering (9,000,000 shares) and the acquisition of the Bayou noncontrolling interests (192,308).

Unaudited Pro Forma Condensed Combined Financial Information for Insituform and Corrpro

The following unaudited pro forma condensed combined financial information has been prepared by our management and gives pro forma effect to the completion of the acquisition of Corrpro and the application of the proceeds from this offering in each case as if they occurred on January 1, 2007 for statement of earnings purposes and September 30, 2008 for balance sheet purposes.

The unaudited pro forma condensed combined statements of earnings combine the historical consolidated statements of earnings of Insituform and Corrpro, giving effect to the transactions as if they had occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Insituform and Corrpro, giving effect to the transactions as if they had been consummated on September 30, 2008. You should read this unaudited pro forma information in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical financial statements of Insituform and Corrpro and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Insituform,” all of which are included in this prospectus supplement.

The Corrpro acquisition will be treated as a purchase of Corrpro by Insituform, with Insituform as the acquiring entity in accordance with SFAS No. 141(R). Accordingly, goodwill arising from the Corrpro acquisition will be determined as the excess of the acquisition cost of Corrpro over the fair value of its net assets acquired. In the unaudited pro forma condensed combined balance sheet, Insituform’s cost to acquire Corrpro has been allocated to the assets acquired and liabilities assumed based upon Insituform’s preliminary estimate of their respective fair values as of the date of acquisition. Additionally, the pro forma condensed combined financial information reflects the adoption of SFAS No. 160.

Definitive allocations will be performed and finalized based upon certain valuations and other studies after the closing date of the Corrpro acquisition. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value subsequent to the closing of the Corrpro acquisition. Thus, the final purchase allocation may differ in material respects from that presented in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of earnings also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased depreciation and amortization expense on acquired tangible and intangible assets.

Insituform has a fiscal year end of December 31 and Corrpro has a fiscal year end of March 31. The pro forma condensed combined financial information presented herein combines the results of operations of Insituform for the nine months ended September 30, 2008 with the results of operations of Corrpro for the nine months ended September 30, 2008, and combines the results of operations of Insituform for the year ended December 31, 2007 with the results of operations of Corrpro for the year ended March 31, 2008. Accordingly, Corrpro’s results of operations for the period from January 1, 2008 to March 31, 2008 are included twice in the unaudited pro forma condensed combined statements of earnings, once as part of the pro forma year ended December 31, 2007 and again as part of the pro forma interim period for the nine months ended September 30, 2008.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined statements of earnings do not include the impacts of any revenue, cost or other operating synergies that may result from the Corrpro acquisition.

Insituform’s tax rate could potentially increase subsequent to the closing of the Corrpro acquisition as a result of a change in the jurisdictions in which Insituform will conduct its operations. As a result, upon completion of the Corrpro acquisition, Insituform will assess whether a higher blended tax rate will be required to be applied to its taxable income, which could increase its effective tax rate and cash paid for taxes on a prospective basis. In addition, as of the closing date of the Corrpro acquisition, Insituform will evaluate whether to recognize immediately in earnings the change, if any, in the effective deferred tax rates expected to be applied to its existing net taxable temporary differences. The effect, if any, of such adjustments is excluded from the unaudited pro forma condensed combined financial information.

Based on Insituform’s review of the summary of significant accounting policies disclosed in the financial statements of Corrpro, the nature and amount of any adjustments to the historical financial statements of Corrpro to conform its accounting policies to those of Insituform are not expected to be significant. Upon consummation of the Corrpro acquisition, further review of the accounting policies and financial statements of Corrpro may result in revisions to the policies and classifications of Corrpro to conform to Insituform’s.

Insituform has incurred and will continue to incur certain non-recurring expenses in connection with the transactions. These expenses are currently estimated to be $5.0 million related to the acquisition. In addition, Insituform expects to pay fees of approximately $5.9 million in connection with this offering. These estimated expenses are reflected in the pro forma condensed combined balance sheet as of September 30, 2008 as an adjustment to cash and equity (see notes (b) and (h)), but are not reflected in the pro forma condensed combined statements of earnings for the nine months ended September 30, 2008 and for the year ended December 31, 2007, as they are not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Combined Balance Sheet for Insituform and Corrpro

	As of September 30, 2008
	Insituform	Corrpro (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$90,062	$1,107	$15,150	(b)	$106,319
Restricted cash	2,058	—	—		2,058
Receivables, net	96,893	38,513	—		135,406
Retainage	22,858	—	—		22,858
Costs and estimated earnings in excess of billings	43,737	—	—		43,737
Inventories	17,436	13,612	1,366	(c)	32,414
Prepaid expenses and other assets	31,615	9,730	—		41,345
Current assets of discontinued operations	17,093	—	—		17,093

Total current assets	321,752	62,962	16,516		401,230

Property, plant and equipment, less accumulated depreciation	71,977	7,838	3,471	(d)	83,286
Other assets					—
Goodwill	122,437	15,524	12,327	(b)	150,288
Identified intangible assets	9,330	—	33,350	(e)	42,680
Other assets	15,127	3,577	(2,348	)(f)	16,356

Total other assets	146,894	19,101	43,329		209,324

Non-current assets of discontinued operations	7,157	—	—		7,157

Total Assets	$547,780	$89,901	$63,316		$700,997

Liabilities
Current liabilities
Current maturities of long-term debt	$1,523	$11,230	$(11,230	)(f)	$1,523
Accounts payable and accrued expenses	99,430	27,554	—		126,984
Billings in excess of costs and estimated earnings	8,244	—	—		8,244
Current liabilities of discontinued operations	4,361	—	—		4,361

Total current liabilities	113,558	38,784	(11,230)		141,112
Long-term debt, less current maturities	65,000	12,366	(12,366	)(f)	65,000
Other long-term liabilities	4,372	9,125	10,388	(g)	23,885
Non-current liabilities of discontinued operations	874	—	—		874

Total Liabilities	183,804	60,275	(13,208)		230,871

Total Equity	363,976	29,626	76,524	(h)	470,126

Total Liabilities and Equity	$547,780	$89,901	$63,316		$700,997

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings for Insituform and Corrpro

	For the Nine Months Ended September 30, 2008
	Insituform	Corrpro (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share data)
Statement of Earnings Data:
Revenues	$399,390	$140,390	$—		$539,780
Cost of revenues	309,152	100,045	—		409,197

Gross profit	90,238	40,345	—		130,583
Operating expenses	70,494	31,717	1,900	(i)	104,111

Operating income	19,744	8,628	(1,900)		26,472
Total other income (expense)	(199)	(1,970)	5,123	(j)	2,954

Income before taxes on income (tax benefits)	19,545	6,658	3,223		29,426
Taxes on income (tax benefits)	4,842	782	1,257	(k)	6,881

Income before noncontrolling interests and equity in earnings (losses) of affiliated companies	14,703	5,876	1,966		22,545
Noncontrolling interests	(726)	—	—		(726)
Equity in earnings (losses) of affiliated companies	(243)	—	—		(243)

Income from continuing operations	$13,734	$5,876	$1,966		$21,576

Earnings per share from continuing operations:
Basic	$0.50				$0.59
Diluted	$0.49				$0.58

Weighted average shares outstanding:
Basic	27,559,721		9,000,000	(l)	36,559,721
Diluted	28,193,505		9,000,000	(l)	37,193,505

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings for Insituform and Corrpro

	Year Ended December 31, 2007
	Insituform	Corrpro (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share data)
Statement of Earnings Data:
Revenues	$495,570	$170,515	$—		$666,085
Cost of revenues	396,462	118,974	—		515,436

Gross profit	99,108	51,541	—		150,649
Operating expenses	90,078	38,961	3,333	(i)	132,372
Gain on settlement of litigation	(4,500)	(701)	—		(5,201)

Operating income	13,530	13,281	(3,333)		23,478
Total other income (expense)	(459)	(4,287)	6,959	(j)	2,213

Income before taxes on income (tax benefits)	13,071	8,994	3,626		25,691
Taxes on income (tax benefits)	(149)	2,515	1,414	(k)	3,780

Income before noncontrolling interests and equity in earnings (losses) of affiliated companies	13,220	6,479	2,212		21,911
Noncontrolling interests	(525)	—	—		(525)
Equity in earnings (losses) of affiliated companies	171	—	—		171

Income from continuing operations	$12,866	$6,479	$2,212		$21,557

Earnings per share from continuing operations:
Basic	$0.47				$0.59
Diluted	$0.47				$0.59

Weighted average shares outstanding:
Basic	27,330,835		9,000,000	(l)	36,330,835
Diluted	27,664,928		9,000,000	(l)	36,664,928

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet for Insituform and Corrpro

(dollars in thousands, except share data)

(a) Certain reclassifications have been made to the historical presentation of Corrpro to conform to the presentation used in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of earnings. Insituform has a fiscal year end of December 31 and Corrpro has a fiscal year end of March 31.

(b) Reflects the adjustment for the net proceeds from the offering, the proposed new credit facility (consisting of a term loan and a new line of credit) and the use of the proceeds to fund the transactions as follows:

Common stock offering	$117,000
Transaction costs—acquisitions	(5,000)
Transaction costs—common stock offering	(5,850)
Purchase of Corrpro	(91,000)

Pro forma adjustment to cash	$15,150

For purposes of the unaudited pro forma condensed combined financial information contained herein, Insituform assumed the issuance of 9,000,000 common stock shares, which is the approximate number of Insituform shares that Insituform anticipates will be issued in connection with this offering, at a market price of $13.00 per share.

Insituform has not completed its assessment of the fair value of assets acquired and liabilities of Corrpro. The table below represents a preliminary assessment of the total acquisition cost to the tangible and intangible assets and liabilities of Corrpro based on management’s preliminary estimate of their respective fair values:

Preliminary pro forma acquisition consideration allocation:
Net assets acquired	$39,322
Inventory fair value adjustment	1,366
Property, plant and equipment fair value adjustments	3,471
Identified intangible assets acquired	33,350
Deferred tax liabilities adjustment	(14,360)
Goodwill	27,851

Total acquisition cost allocated	$91,000

Reconciliation of the pro forma goodwill adjustment:
Corrpro preliminary pro forma acquisition goodwill	$27,851
Elimination of Corrpro pre-acquisition goodwill	(15,524)

Total pro forma goodwill adjustment	$12,327

The Corrpro purchase price consists of cash consideration payable to the Corrpro shareholders of $65,600 and approximately $25,400 used for the repayment of certain indebtedness of Corrpro at closing and reflecting certain additional liabilities of Corrpro. As a result, we expect our total acquisition cost for Corrpro to be approximately $91,000. However, this acquisition cost is subject to change based on Corrpro’s indebtedness at the date of closing of the acquisition, Corrpro’s transaction costs being in excess of an agreed upon amount and production of certain satisfactory diligence documentation. Any difference between the actual acquisition cost and $91,000 will result in a corresponding change to goodwill.

(c) Historical inventory values of Corrpro have been adjusted by $1,366 to their estimated fair value as discussed in note (b) above.

(d) Historical property, plant and equipment values of Corrpro have been adjusted by $3,471 to their estimated fair value as discussed in note (b) above.

(e) Reflects the estimated fair value of identified intangible assets to be acquired including customer relationships, trademarks and trade names, non-compete agreements and backlog as follows:

	Estimated Useful Life (in years)	Total
Customer relationships	17.0	$27,100
Trademarks and trade names	25.0	4,900
Non-compete agreements	3.0	800
Backlog	1.5	550

Total		$33,350

(f) Corrpro will settle long-term debt with a portion of the proceeds that it receives from the acquisition. Reflects the elimination of Corrpro’s long-term debt (including current maturities) and deferred financing costs not assumed. Corrpro deferred financing costs of $2,348 will also not be assumed in the acquisition and have been eliminated in the pro forma adjustments.

(g) Reflects the pro forma adjustment for deferred tax liabilities resulting from the fair value adjustments of tangible assets of $1,354 and intangible assets of $9,034 acquired in the Corrpro acquisition assuming a tax rate of 39% for a total adjustment of $10,388.

(h) Reflects the adjustment to the combined equity as a result of the transactions, including the issuance of 9,000,000 new shares of $0.01 par value common stock.

Common stock offering	$117,000
Transaction costs—acquisitions	(5,000)
Transaction costs—common stock offering	(5,850)
Elimination of Corrpro historical equity (including preferred stock)	(29,626)

Total adjustment to equity	$76,524

(i) Reflects the additional depreciation and amortization of Corrpro’s tangible and intangible assets, arising from the estimated fair values and useful lives. The estimated depreciation and amortization as if the acquisition had occurred on January 1, 2007 are as follows:

	Estimated Useful Life (in years)	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Property, plant and equipment	10.0	$260	$347
Customer relationships	15.0	1,355	1,807
Trademarks and trade names	25.0	147	196
Non-compete agreements	1.0	138	183
Backlog	3.0	—	800

Total		$1,900	$3,333

(j) Reflects the elimination of Corrpro historical interest expense of $5,123 and $6,959 for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively.

(k) Reflects additional pro forma income tax expense recognized on the pro forma adjustment amounts identified in notes (i) and (j) using an estimated tax rate of 39%.

(l) Reflects the pro forma combined per share amounts and weighted average shares resulting from the historical consolidated weighted average of Insituform shares for each period presented adjusted for the assumed number of Insituform shares to be issued in connection with this offering (9,000,000 shares).

Unaudited Pro Forma Condensed Combined Financial Information for Insituform and Bayou

The following unaudited pro forma condensed combined financial information has been prepared by our management and gives pro forma effect to the completion of the acquisition of Bayou and the Bayou noncontrolling interests, and the application of the proceeds from this offering in each case as if they occurred on January 1, 2007 for statement of earnings purposes and September 30, 2008 for balance sheet purposes.

The unaudited pro forma condensed combined statements of earnings combine the historical consolidated statements of earnings of Insituform and Bayou, giving effect to the transactions as if they had occurred on January 1, 2007. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Insituform and Bayou, giving effect to the transactions as if they had been consummated on September 30, 2008. You should read this unaudited pro forma information in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical financial statements of Insituform and Bayou and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Insituform,” all of which are included in this prospectus supplement.

The Bayou acquisition will be treated as a purchase of Bayou by Insituform, with Insituform as the acquiring entity in accordance with SFAS No. 141(R). Accordingly, goodwill arising from the Bayou acquisition will be determined as the excess of the acquisition cost of Bayou over the fair value of its net assets acquired. In the unaudited pro forma condensed combined balance sheet, Insituform’s cost to acquire Bayou has been allocated to the assets acquired and liabilities assumed based upon Insituform’s preliminary estimate of their respective fair values as of the date of acquisition. Additionally, the pro forma condensed combined financial information reflects the adoption of SFAS No. 160.

Definitive allocations will be performed and finalized based upon certain valuations and other studies after the closing date of the Bayou acquisition. Accordingly, the purchase allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value subsequent to the closing of the Bayou acquisition. Thus, the final purchase allocation may differ in material respects from that presented in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of earnings also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased depreciation and amortization expense on acquired tangible and intangible assets.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined statements of earnings do not include the impacts of any revenue, cost or other operating synergies that may result from the Bayou acquisition.

Insituform’s tax rate could potentially increase subsequent to the closing of the Bayou acquisition as a result of a change in the jurisdictions in which Insituform will conduct its operations. As a result, upon completion of the Bayou acquisition, Insituform will assess whether a higher blended tax rate will be required to be applied to its taxable income, which could increase its effective tax rate and cash paid for taxes on a prospective basis. In addition, as of the closing date of the Bayou acquisition, Insituform will evaluate whether to recognize immediately in earnings the change, if any, in the effective deferred tax rates expected to be applied to its existing net taxable temporary differences. The effect, if any, of such adjustments is excluded from the unaudited pro forma condensed combined financial information.

Bayou historically operated as a Subchapter S corporation for tax purposes, and as such did not accrue income taxes in its historical financial statements. The unaudited pro forma condensed combined financial information reflects the taxation of Bayou as a taxable entity for all periods presented as the newly formed subsidiary of Insituform that will purchase the business of Bayou will be taxed as a C-corporation.

Based on Insituform’s review of the summary of significant accounting policies disclosed in the financial statements of Bayou, the nature and amount of any adjustments to the historical financial statements of Bayou to conform its accounting policies to those of Insituform are not expected to be significant. Upon consummation of the acquisitions, further review of the accounting policies and financial statements of Bayou may result in revisions to the policies and classifications of Bayou to conform to Insituform’s.

Insituform has incurred and will continue to incur certain non-recurring expenses in connection with the transactions. These expenses are currently estimated to be $5.0 million related to the acquisition. In addition, Insituform expects to pay fees of approximately $5.9 million in connection with this offering. These estimated expenses are reflected in the pro forma condensed combined balance sheet as of September 30, 2008 as an adjustment to cash and equity (see notes (b) and (h)), but are not reflected in the pro forma condensed combined statements of earnings for the nine months ended September 30, 2008 and for the year ended December 31, 2007, as they are not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Combined Balance Sheet for Insituform and Bayou

	As of September 30, 2008
	Insituform	Bayou (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$90,062	$144	$(23,494	)(b)	$66,712
Restricted cash	2,058	—	—		2,058
Receivables, net	96,893	16,478	—		113,371
Retainage	22,858	—	—		22,858
Costs and estimated earnings in excess of billings	43,737	4,995	—		48,732
Inventories	17,436	4,065	—		21,501
Prepaid expenses and other assets	31,615	1,925	—		33,540
Current assets of discontinued operations	17,093	—	—		17,093

Total current assets	321,752	27,607	(23,494)		325,865

Property, plant and equipment, less accumulated depreciation	71,977	33,741	4,509	(c)	110,227
Other assets
Goodwill	122,437	—	8,945	(b)	131,382
Identified intangible assets	9,330	—	26,925	(d)	36,255
Investments	—	9,599	42,389	(e)	51,988
Other assets	15,127	432	—		15,559

Total other assets	146,894	10,031	78,259		235,184

Non-current assets of discontinued operations	7,157	—	—		7,157

Total Assets	$547,780	$71,379	$59,274		$678,433

Liabilities
Current liabilities
Current maturities of long-term debt	$1,523	$4,068	$(4,068	)(f)	$1,523
Notes payable	—	5,100	(3,600	)(f)	1,500
Accounts payable and accrued expenses	99,430	10,407	—		109,837
Billings in excess of costs and estimated earnings	8,244	2,103	—		10,347
Current liabilities of discontinued operations	4,361	—	—		4,361

Total current liabilities	113,558	21,678	(7,668)		127,568
Long-term debt, less current maturities	65,000	16,509	(15,362	)(f)	66,147
Other long-term liabilities	4,372	1,846	5,000	(b)	11,218
Non-current liabilities of discontinued operations	874	—	—		874

Total Liabilities	183,804	40,033	(18,030)		205,807

Total Equity	363,976	31,346	77,304	(g)	472,626

Total Liabilities and Equity	$547,780	$71,379	$59,274		$678,433

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings for Insituform and Bayou

	For the Nine Months Ended September 30, 2008
	Insituform	Bayou (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share data)
Statement of Earnings Data:
Revenues	$399,390	$94,761	$—		$494,151
Cost of revenues	309,152	75,558	—		384,710

Gross profit	90,238	19,203	—		109,441
Operating expenses	70,494	10,588	2,795	(h)	83,877
Gain on settlement of litigation	—	—	—		—

Operating income	19,744	8,615	(2,795)		25,564
Total other income (expense)	(199)	412	1,123	(i)	1,336

Income before taxes on income (tax benefits)	19,545	9,027	(1,672)		26,900
Taxes on income (tax benefits)	4,842	1,469	1,399	(j)	7,710

Income before noncontrolling interests and equity in earnings (losses) of affiliated companies	14,703	7,558	(3,071)		19,190
Noncontrolling interests	(726)	(1,043)	1,043	(g)	(726)
Equity in earnings (losses) of affiliated companies	(243)	4,782	(332	)(k)	4,207

Income from continuing operations	$13,734	$11,297	$(2,360)		$22,671

Earnings per share from continuing operations:
Basic	$0.50				$0.62
Diluted	$0.49				$0.61

Weighted average shares outstanding:
Basic	27,559,721		9,192,308	(l)	36,752,029
Diluted	28,193,505		9,192,308	(l)	37,385,813

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings for Insituform and Bayou

	Year Ended December 31, 2007
	Insituform	Bayou (a)	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except share data)
Statement of Earnings Data:
Revenues	$495,570	$118,780	$—		$614,350
Cost of revenues	396,462	94,738	—		491,200

Gross profit	99,108	24,042	—		123,150
Operating expenses	90,078	10,254	4,193	(h)	104,525
Gain on settlement of litigation	(4,500)	—	—		(4,500)

Operating income	13,530	13,788	(4,193)		23,125
Total other income (expense)	(459)	918	1,528	(i)	1,987

Income before taxes on income (tax benefits)	13,071	14,706	(2,665)		25,112
Taxes on income (tax benefits)	(149)	1,418	3,278	(j)	4,547

Income before noncontrolling interests and equity in earnings (losses) of affiliated companies	13,220	13,288	(5,943)		20,565
Noncontrolling interests	(525)	(869)	869	(g)	(525)
Equity in earnings (losses) of affiliated companies	171	3,352	(443	)(k)	3,080

Income from continuing operations	$12,866	$15,771	$(5,517)		$23,120

Earnings per share from continuing operations:
Basic	$0.47				$0.63
Diluted	$0.47				$0.63

Weighted average shares outstanding:
Basic	27,330,835		9,192,308	(l)	36,523,143
Diluted	27,664,928		9,192,308	(l)	36,857,236

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet for Insituform and Bayou

(dollars in thousands, except share data)

(a) Certain reclassifications have been made to the historical presentation of Bayou to conform to the presentation used in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of earnings.

Bayou’s revenues and income from continuing operations for the year ended December 31, 2007 include a $3.5 million payment received from a customer related to capitalized costs incurred during the construction of certain plant and equipment. Excluding this nonrecurring income, pro forma combined income and diluted earnings per share from continuing operations for the year ended December 31, 2007 are $20,985 and $0.57, respectively.

(b) Reflects the adjustment for the net proceeds from the offering, the proposed new credit facility (consisting of a term loan and a new line of credit) and the use of the proceeds to fund the transactions as follows:

Common stock offering	$117,000
Transaction costs—acquisitions	(5,000)
Transaction costs—common stock offering	(5,850)
Purchase of Bayou	(125,000)
Purchase of Bayou noncontrolling interests	(4,500)
Bayou cash not acquired	(144)

Pro forma adjustment to cash	$(23,494)

For purposes of the unaudited pro forma condensed combined financial information contained herein, Insituform assumed the issuance of 9,192,308 common stock shares, which is the approximate number of Insituform shares that Insituform anticipates will be issued in connection with this offering and the purchase of the Bayou noncontrolling interests, at a market price of $13.00 per share. The preliminary fair value of the total acquisition cost is as follows:

Cash consideration	$129,500
Issuance of Insituform shares to Bayou’s noncontrolling interest shareholders (192,308 at $13.00 per share)	2,500
Six-month note payable to sellers	1,500
Estimated holdback payments to Bayou shareholders	5,000

Total acquisition cost	$138,500

The asset purchase agreement relating to the Bayou acquisition contains a holdback provision based on annual EBITDA targets for 2009, 2010 and 2011. The estimated payments under the holdback provision are reflected at their estimated fair value of $5,000 as part of the acquisition consideration. Any differences between the final determined fair value and the actual payments under the holdback provision will be recorded in the Company’s statement of earnings.

Insituform has not completed its assessment of the fair value of assets acquired and liabilities of Bayou. The table below represents a preliminary assessment of the total acquisition cost to the tangible and intangible assets and liabilities of Bayou based on management’s preliminary estimate of their respective fair values:

Preliminary pro forma acquisition consideration allocation:
Net assets acquired	$55,732
Property, plant and equipment fair value adjustments	4,509
Identified intangible assets acquired	26,925
Investments fair value adjustment	42,389
Goodwill	8,945

Total acquisition cost allocated	$138,500

(c) Historical property, plant and equipment values of Bayou have been adjusted by $4,509 to their estimated fair value as discussed in note (b) above.

(d) Reflects the estimated fair value of identified intangible assets to be acquired including customer relationships, trademarks and trade names, non-compete agreements and backlog as follows:

	Estimated Useful Life (in years)	Total
Customer relationships	17.0	$22,200
Trademarks and trade names	25.0	3,025
Non-compete agreements	3.0	800
Backlog	1.5	900

Total		$26,925

(e) Reflects the estimated fair value adjustment to Bayou’s equity method investments as follows:

Identified intangible assets acquired	$11,875
Goodwill	30,514

Total investments adjustment	$42,389

(f) Bayou will settle notes payable and long-term debt with a portion of the proceeds that it receives from the acquisition. The Company will not assume any of Bayou’s notes payable, long-term debt or the related current portions in the acquisitions, except for $1,147 of long-term debt assumed by the Company as part of the Bayou non-controlling interest acquisitions.

The following reflects the pro forma adjustments to notes payable:

Six-month note payable to sellers	$1,500
Bayou notes payable not assumed	(5,100)

Pro forma adjustment to notes payable	$(3,600)

(g) Reflects the adjustment to the combined equity as a result of the transactions, including the issuance of 9,192,308 new shares of $0.01 par value common stock.

Common stock offering	$117,000
Issuance of Insituform shares to Bayou’s noncontrolling interest shareholders (192,308 at $13.00 per share)	2,500
Transaction costs—acquisitions	(5,000)
Transaction costs—common stock offering	(5,850)
Elimination of Bayou historical equity	(31,346)

Total adjustment to equity	$77,304

In connection with the elimination of Bayou’s historical noncontrolling interests, a pro forma adjustment has been reflected on the unaudited pro forma condensed combined statements of earnings for the nine months ended September 30, 2008 and for the year ended December 31, 2007 of $1,043 and $869, respectively.

(h) Reflects the additional depreciation and amortization of Bayou’s tangible and intangible assets, arising from the estimated fair values and useful lives. The estimated depreciation and amortization as if the acquisitions had occurred on January 1, 2007 are as follows:

	Estimated Useful Life (in years)	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Property, plant and equipment	10.0	$339	$451
Customer relationships	17.0	1,429	1,906
Trademarks and trade names	25.0	102	136
Non-compete agreements	3.0	225	300
Backlog	1.5	700	1,400

Total		$2,795	$4,193

(i) Reflects the elimination of Bayou historical interest expense of $1,123 and $1,528 for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively.

(j) Reflects additional pro forma income tax expense recognized on the pro forma adjustment amounts identified in notes (h) and (i) using an estimated tax rate of 39%.

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Income tax benefit related to the pro forma adjustments noted in (h) and (i)	$(653)	$(1,039)
Impact on income taxes of converting Bayou to a C-corporation	2,052	4,317

Total	$1,399	$3,278

(k) Reflects the pro forma adjustment related to a reduction in equity investment earnings as a result of recording Bayou’s equity investments to fair value as follows:

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Amortization of identified intangible assets acquired	545	726
Assumed effective income tax rate	39%	39%

Total adjustment of equity investments, net of tax	$332	$443

(l) Reflects the pro forma combined per share amounts and weighted average shares resulting from the historical consolidated weighted average of Insituform shares for each period presented adjusted for the assumed number of Insituform shares to be issued in connection with this offering (9,000,000 shares) and the acquisition of the Bayou noncontrolling interests (192,308).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INSITUFORM

The following is management’s discussion and analysis of certain significant factors that have affected our financial condition, results of operations and cash flows during the periods included in the accompanying audited and unaudited consolidated financial statements. This discussion should be read in conjunction with those consolidated financial statements and the related notes.

Executive Summary

We are a leading vertically integrated global provider of proprietary technologies for the rehabilitation, without digging or disruption, of municipal sewer and water and industrial mineral, oil and gas piping systems. Our operations are organized based on differences in products and services, as well as by geographic areas. We operate in three distinct markets: sewer rehabilitation, water rehabilitation and energy and mining services. Within the sewer rehabilitation market, we operate in three distinct geographies: North America, Europe and internationally outside of North America and Europe. While we use a variety of technologies in many different locations, the majority of our revenues are derived from the Insituform® cured-in-place-pipe (“CIPP”) process in the United States.

We recently increased the number of our reportable segments from two to five. Our reportable segments are: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. We believe that our expanded segment disclosure will provide improved transparency into our business and greater insight into our results. We also believe that our additional segment disclosure will be helpful in articulating our strategic direction to our investors.

Our revenues are generated principally in the United States, Canada, The Netherlands, the United Kingdom, France, Switzerland, Chile, Spain, Mexico, Poland, Belgium and India and include product sales and royalties from our joint ventures in Europe and Asia and our unaffiliated licensees and sub-licensees throughout the world. The United States remains our single largest market, representing approximately 63.3% of total revenues in the first nine months of 2008 compared to 68.3% of total revenues in the first nine months of 2007. We currently have initiatives under way in connection with our strategic plan to reduce further our reliance on the United States sewer rehabilitation market. Revenues outside of North America increased by $28.2 million, or 35.3%, in the first nine months of 2008 compared to the prior year period.

Results of Operations

Three and Nine Months Ended September 30, 2008 and 2007

Overview – Consolidated Results

Key financial data for our consolidated operations is as follows (dollars in thousands):

	2008	2007	Increase (Decrease)
Three Months Ended September 30,
Revenues	$137,877	$125,640	$12,237	9.7%
Gross profit	32,222	25,640	6,582	25.7
Gross margin	23.4%	20.4%	3.0%
Operating expenses	21,948	21,638	310	1.4
Operating income	10,274	4,002	6,272	156.7
Operating margin	7.5%	3.2%	4.3%
Net income from continuing operations	7,791	4,680	3,111	66.5

Nine Months Ended September 30,
Revenues	399,390	365,591	33,799	9.2
Gross profit	90,238	74,072	16,166	21.8
Gross margin	22.6%	20.3%	2.3%
Operating expenses	70,494	69,846	647	0.9
Operating income	19,744	4,226	15,518	367.2
Operating margin	4.9%	1.2%	3.8%
Net income from continuing operations	13,734	3,822	9,912	259.3

Consolidated net income from continuing operations was $3.1 million, or 66.5%, higher in the third quarter of 2008 than in the third quarter of 2007 and $9.9 million, or 259.3%, higher in the first nine months of 2008 than in the first nine months of 2007. The increase in consolidated income from continuing operations for the third quarter and first nine months of 2008 was principally due to improved margins in our North American Sewer Rehabilitation segment, coupled with growth in our Energy and Mining segment. In addition, operating expenses decreased as a percentage of revenues to 15.9% in the third quarter of 2008 compared to 17.2% in the third quarter of 2007, and to 17.7% in the first nine months of 2008 compared to 19.1% in the first nine months of 2007.

In the third quarter and first nine months of 2008, results in our combined sewer and water rehabilitation segments were improved over the prior corresponding periods, and results in our Energy and Mining segment were very strong. The strength in the oil, gas and mining industries positively impacted our Energy and Mining segment results. Market changes between the segments are typically independent of each other, unless a macroeconomic event affects both the sewer and water rehabilitation markets and the oil, mining and gas markets. These changes exist for a variety of reasons, including, but not limited to, local economic conditions, weather-related issues and levels of government funding.

Consolidated operating expenses were $0.3 million, or 1.4%, higher in the third quarter of 2008 than in the third quarter of 2007 and $0.7 million, or 0.9%, higher in the first nine months of 2008 compared to the first nine months of 2007. As a percentage of revenues, consolidated operating expenses were 15.9% versus 17.2% in the third quarters of 2008 and 2007, respectively, and 17.7% and 19.1% in the first nine months of 2008 and 2007, respectively.

Operating expenses for the first nine months of 2008 included a total of $1.7 million in expenses in connection with a proxy contest initiated by a dissident stockholder and its affiliates. Results in the first nine months of 2008 also included $0.8 million in expenses related to compensation in connection with the transition of the office of the chief executive. Additionally, operating expenses increased by approximately $1.4 million in the first nine months of 2008 related to growth initiatives in our Asia-Pacific Sewer Rehabilitation and Water Rehabilitation businesses. In addition, approximately $0.3 million of the operating expenses in the third quarter of 2008, and $1.6 million in the nine months ended September 30, 2008, related to the impact of higher foreign currency exchange rates versus the U.S dollar from one year ago.

Partially offsetting these increases in operating expenses were decreases in operating expenses of our North American Sewer Rehabilitation business of $3.3 million in the first nine months of 2008. We have been focused on cost reduction and realignment efforts, particularly in our North American Sewer Rehabilitation business and corporate support group over the last nine months. We experienced approximately $2.7 million in decreases in our corporate support costs in the first nine months of 2008. Our efforts to reduce our fixed overhead costs will continue as we progress through the remainder of 2008 and into 2009.

Total contract backlog improved to $292.9 million at September 30, 2008 compared to $289.8 million at June 30, 2008. The September 30, 2008 level of backlog was significantly higher than total contract backlog of $259.0 million and $224.6 million at December 31, 2007 and September 30, 2007, respectively.

North American Sewer Rehabilitation Segment

Key financial data for our North American Sewer Rehabilitation segment is as follows (dollars in thousands):

	2008	2007	Increase (Decrease)
Three Months Ended September 30,
Revenues	$89,346	$88,258	$1,088	1.2%
Gross profit	20,184	15,226	4,958	32.6
Gross margin	22.6%	17.3%	5.3%
Operating expenses	13,427	13,782	(355)	(2.6)
Operating income	6,757	1,444	5,313	368.0
Operating margin	7.6%	1.6%	6.0%

Nine Months Ended September 30,
Revenues	$257,495	$261,455	$(3,960)	(1.5)
Gross profit	56,403	45,188	11,216	24.8
Gross margin	21.9%	17.3%	4.6%
Operating expenses	44,494	47,774	(3,280)	(6.9)
Operating income (loss)	11,911	(2,586)	14,497	560.7
Operating margin	4.6%	(1.0)%	5.6%

Revenues

Revenues increased 1.2% in our North American Sewer Rehabilitation segment in the third quarter of 2008 compared to the third quarter of 2007, primarily driven by strong growth in third-party product sales in North America. Although we experienced a slight increase in revenues this quarter, market conditions in our North American Sewer Rehabilitation business in the third quarter of 2008 remained flat as compared to the prior year period. We expect market conditions to continue to be weak for the remainder of 2008 and into 2009.

Revenues decreased 1.5% in our North American Sewer Rehabilitation segment in the first nine months of 2008 compared to the first nine months of 2007 for the reasons mentioned above.

Contract backlog in our North American Sewer Rehabilitation segment at September 30, 2008 was $178.5 million. This represented a $6.9 million, or 3.7%, decrease from backlog at June 30, 2008 due to weak market conditions. As compared to December 31, 2007 and September 30, 2007, however, North American Sewer Rehabilitation experienced an increase in contract backlog of $18.6 million, or 11.6%, and $13.8 million, or 8.4%, respectively, despite the continued unfavorable market conditions.

Gross Profit and Gross Margin

Gross profit in our North American Sewer Rehabilitation segment increased $5.0 million, or 32.6%, in the third quarter of 2008 compared to the prior year quarter, primarily due to project execution improvements and our cost-cutting initiatives. In addition, positive pricing trends, improved cost management practices and product mix improvements also contributed to the growth in gross profit. Gross profit was primarily impacted by the increase in gross margins in our North American Sewer Rehabilitation segment, as a result of improved project execution and lower fixed crew costs, partially offset by certain commodity price increases, most notably fuel. Our gross profit and gross margins for North American Sewer Rehabilitation segment were also boosted by increased third-party product sales in North America. Direct field expenses within our North American Sewer Rehabilitation business decreased by $0.4 million due to our continued rationalization of fixed costs and overhead.

Our North American Sewer Rehabilitation segment gross profit increased 24.8% in the first nine months of 2008 compared to the same period of 2007. Our results were very poor in the first quarter of 2007 in the United States, due to a variety of reasons, including competitive pricing pressures, poor productivity, installation problems in several geographic regions and a high level of small diameter installations with lower margins. We had begun to experience a downturn of bidding in the market in the second half of 2006, which created increased pricing pressure from heightened competition.

A large portion of the profitability improvements made in recent quarters relates to the initiatives we have implemented with our cost structure and crew productivity. We will continue driving improvements in productivity through enhanced project management and crew training and continued implementation of technologies, along with improved logistics management. We are also seeking avenues for taking advantage of our vertical integration and manufacturing capabilities by expanding our third-party product sales efforts. In addition, a substantial portion of the revenues in 2007 came from backlog that had reduced gross margins as a result of lower market pricing from increased competitive pressures. As mentioned earlier, the U.S. sewer rehabilitation market experienced a downturn in 2007, due to a number of factors, including decreased federal and state funding for underground pipeline infrastructure projects. In the third quarter of 2008, our gross profit margin percentage increased to 22.6% from 17.3% in the third quarter of 2007 as a result of the factors mentioned earlier. In the first nine months of 2008, the gross profit margin percentage increased to 21.9% compared to 17.3% in the first nine months of 2007.

Operating Expenses

Operating expenses in our North American Sewer Rehabilitation segment decreased by $0.4 million during the third quarter of 2008 compared to the third quarter of 2007, despite increased revenues, primarily due to the cost-cutting and performance improvement initiatives described above. Operating expenses, as a percentage of revenues, were 15.0% in the third quarter of 2008 compared to 15.6% in the third quarter of 2007.

Operating expenses decreased by $3.3 million, or 6.9%, in the first nine months of 2008 compared to the first nine months of 2007, despite the allocation to the segment of one-time costs associated with the proxy contest and one-time compensation matters primarily due to the cost cutting and performance improvement initiatives described above. The one-time compensation matters include the allocation of expenses in connection with the transition of the office of the chief executive. While corporate costs are allocated across all segments, North American Sewer Rehabilitation receives the largest allocation due to its relative size. Operating expenses, as a percentage of revenues, were 17.3% in the first nine months of 2008 compared to 18.3% in the first nine months of 2007.

We have been focused on cost reduction and realignment efforts, particularly within this segment, over the last nine months. A large portion of these savings was offset by the allocation of costs related to the proxy contest and one-time compensation matters discussed previously. Our efforts to reduce our fixed overhead costs will continue as we progress through the remainder of 2008 and into 2009.

Operating Income (Loss) and Operating Margin

Improved revenues and gross profit, as well as lower operating expenses, led to a $5.3 million increase in operating income in our North American Sewer Rehabilitation segment in the third quarter of 2008 compared to the third quarter of 2007. The North American Sewer Rehabilitation operating margin, which is operating income as a percentage of revenues, improved to 7.6% in the third quarter of 2008 compared to 1.6% in the third quarter of 2007.

Operating income in this segment in the first nine months of 2008 increased $14.5 million compared to an operating loss of $2.6 million in the first nine months of 2007, primarily due to the substantial improvement in first quarter results in 2008 versus 2007, which was particularly weak. The North American Sewer Rehabilitation operating margin improved to 4.6% in the first nine months of 2008 compared to (1.0)% in the first nine months of 2007.

European Sewer Rehabilitation Segment

Key financial data for our European Sewer Rehabilitation segment is as follows (dollars in thousands):

	2008	2007	Increase (Decrease)
Three Months Ended September 30,
Revenues	$27,055	$25,057	$1,998	8.0%
Gross profit	5,941	6,320	(379)	(6.0)
Gross margin	22.0%	25.2%	(3.2)%
Operating expenses	5,594	5,207	387	7.4
Operating income	347	1,113	(766)	(68.8)
Operating margin	1.3%	4.4%	(3.3)%

Nine Months Ended September 30,
Revenues	$79,313	$68,216	$11,097	16.3
Gross profit	15,936	15,130	806	5.3
Gross margin	20.1%	22.2%	(2.1)%
Operating expenses	17,020	14,806	2,214	15.0
Operating income (loss)	(1,084)	324	(1,408)	(434.6)
Operating margin	(1.4)%	0.5%	(1.9)%

Revenues

Revenues in our European Sewer Rehabilitation segment increased by $2.0 million, or 8.0%, during the third quarter of 2008 compared to the third quarter of 2007 primarily due to a $2.1 million impact of strong European currencies versus the U.S. dollar, and a $1.6 million, or 72.8%, increase in revenues from our Eastern European operations exclusive of the aforementioned currency impact, partially offset by shortfalls in other geographies.

For the first nine months of 2008, revenues increased by $11.1 million, or 16.3%, compared to the first nine months of 2007, primarily due to an $8.0 million impact of strong European currencies versus the U.S. dollar, and a $1.5 million, or 33.4%, increase in revenues from our Eastern European operations exclusive of the aforementioned currency impact, partially offset by shortfalls in other geographies.

Contract backlog in our European Sewer Rehabilitation segment was $30.6 million at September 30, 2008. This represented a decrease of $4.3 million, or 12.3%, compared to June 30, 2008. Approximately $3.6 million of this decrease was due to weaker foreign currencies against the U.S. dollar that prevailed at the end of the third quarter of 2008. The remainder of the decrease was principally due to lower backlog in Poland, due principally to timing of project bids and awards. As compared to December 31, 2007 and September 30, 2007, European Sewer Rehabilitation experienced a decrease in contract backlog of $5.0 million, or 14.0%, and $11.0 million, or 26.3%, respectively.

Gross Profit and Gross Margin

Gross profit in our European Sewer Rehabilitation segment decreased by $0.4 million during the third quarter of 2008 compared to the third quarter of 2007, despite the increase in revenues. This segment experienced a decrease in gross margin due to operations in several countries experiencing pricing pressures from competition and difficult market conditions.

For the first nine months of 2008, gross profit in our European Sewer Rehabilitation segment increased by $0.8 million, or 5.3%, compared to the first nine months of 2007, primarily due to increased revenues, and the impact of stronger European currencies against the U.S dollar.

Operating Expenses

Operating expenses in our European Sewer Rehabilitation segment increased by $0.4 million during the third quarter of 2008 compared to the third quarter of 2007 primarily due to the impact of strong European currencies versus the U.S. dollar of $0.2 million. Operating expenses, as a percentage of revenues, decreased to 20.7% in the third quarter of 2008 compared to 20.8% in the third quarter of 2007.

Operating expenses in this segment increased $2.2 million in the first nine months of 2008 compared to the first nine months of 2007. Of this increase, $1.0 million was due to strengthening European currencies against the U.S. dollar. The remaining increase was due to restructuring costs in certain regional operations, the addition of a new Vice President of the European Group and continued growth in contracting operations. As a percentage of revenues, operating expenses were 21.5% in the first nine months of 2008 compared to 21.7% in the first nine months of 2007.

Operating Income (Loss) and Operating Margin

Lower gross profit as well as higher operating expenses led to a $0.8 million decrease in operating income in the third quarter of 2008 compared to the third quarter of 2007. The European Sewer Rehabilitation operating margin, which is operating income as a percentage of revenues, declined to 1.3% in the third quarter of 2008 compared to 4.4% in the third quarter of 2007.

Operating income in the first nine months of 2008 decreased $1.4 million compared to the first nine months of 2007, primarily due to the lower gross profit combined with higher operating expenses. European Sewer Rehabilitation operating margin declined to (1.4)% in the first nine months of 2008 compared to 0.5% in the first nine months of 2007.

As a result of the recent poor financial performance in our European operations, we have made certain operational and management changes, including the addition of a new Vice President of the European Group. We have also restructured a number of country-based operations to reduce fixed costs and improve project execution.

Asia-Pacific Sewer Rehabilitation Segment

Key financial data for our Asia-Pacific Sewer Rehabilitation segment is as follows (dollars in thousands):

	2008	2007	Increase (Decrease)
Three Months Ended September 30,
Revenues	$1,768	$670	$1,098	163.9%
Gross profit	614	394	220	55.7
Gross margin	34.7%	58.8%	(24.1)%
Operating expenses	246	405	(159)	(39.4)
Operating income (loss)	368	(11)	379	3,355.1
Operating margin	20.8%	(1.7)%	22.5%

Nine Months Ended September 30,
Revenues	$5,459	$783	$4,676	597.4
Gross profit	1,699	444	1,255	282.4
Gross margin	31.1%	56.7%	(25.6)%
Operating expenses	977	658	319	48.4
Operating income (loss)	722	(214)	936	437.0
Operating margin	13.2%	(27.4)%	40.6%

Revenues

Revenues in our Asia-Pacific Sewer Rehabilitation segment increased by $1.1 million, or 163.9%, in the third quarter of 2008 compared to the third quarter of 2007. We have improved the geographic diversification of our business in 2007 and in the first nine months of 2008 with significant new business wins in India, Hong Kong and Australia through joint ventures. We secured large revenue projects in India that we believe will lead to continued revenue growth in this segment in the upcoming quarters.

Revenues in this segment increased by $4.7 million, or 597.4%, in the Asia-Pacific Sewer Rehabilitation segment in the first nine months of 2008 compared to the first nine months of 2007. This segment of our business was in its infancy during 2007, and we continue to see increased revenues from the geographic regions served by this segment.

As recently announced, we secured an additional $21.0 million in sewer rehabilitation contracts in India, bringing total contract backlog in India to $53.6 million at September 30, 2008. This compares to $33.2 million in backlog at June 30, 2008 and $35.1 million at December 31, 2007. There was no contract backlog one year ago in this segment as this business was not yet operational at that time. During the third quarter of 2008, work in India progressed slowly, as cleaning of the pipes continued. Lining of the pipes will begin in the fourth quarter, and activity will ramp up over the coming quarters. The Indian market continues to be very robust, and we expect growth to continue as we gain momentum with sales penetration in the major Indian cities.

Gross Profit and Gross Margin

Gross profit in the Asia-Pacific Sewer Rehabilitation segment increased by $0.2 million, or 55.7%, compared to the third quarter of 2007. Our gross profit margin decreased to 34.7% compared to 58.8% in the same period, principally due to a large majority of revenues being driven by contracting revenues in India related to early-stage cleaning contracts during the third quarter of 2008, whereas third quarter 2007 revenues were primarily from royalties and tube and equipment sales, which carried higher margins.

Gross profit in this segment increased by $1.3 million during the first nine months of 2008 compared to the first nine months of 2007 primarily due to increased revenues, albeit at lower margins for the reasons discussed above.

Operating Expenses

Operating expenses decreased $0.2 million in the Asia-Pacific Sewer Rehabilitation segment during the third quarter of 2008 compared to the third quarter of 2007 as we incurred certain non-recurring startup costs in the prior year period. Operating expenses, as a percentage of revenues, decreased to 13.9% in the third quarter of 2008 compared to 60.5% in the third quarter of 2007, as expenses were spread among a much larger revenue base.

Operating expenses in this segment increased $0.3 million in the first nine months of 2008 compared to the first nine months of 2007. We are continuing our focus on business development efforts in international markets, which will require us to dedicate additional resources to these efforts. Operating expenses, as a percentage of revenues, decreased to 17.9% in the first nine months of 2008 compared to 84.1% in the first nine months of 2007.

Operating Income (Loss) and Operating Margin

Improved revenues and gross profit, as well as lower operating expenses, led to a $0.4 million increase in operating income in this segment in the third quarter of 2008 compared to the third quarter of 2007. Operating margin improved to 20.8% in the third quarter of 2008 compared to (1.7)% in the third quarter of 2007.

Operating income in the first nine months of 2008 increased $0.9 million compared to the first nine months of 2007. Operating margin improved to 13.2% in the first nine months of 2008 compared to (27.4)% in the first nine months of 2007.

Water Rehabilitation Segment

Key financial data for our Water Rehabilitation segment is as follows (dollars in thousands):

	2008	2007	Increase (Decrease)
Three Months Ended September 30,
Revenues	$5,917	$1,108	$4,809	434.0%
Gross profit	1,263	189	1,074	568.1
Gross margin	21.3%	17.1%	4.2%
Operating expenses	781	511	270	52.8
Operating income (loss)	482	(322)	804	250.0
Operating margin	8.2%	(29.0)%	37.2%

Nine Months Ended September 30,
Revenues	$9,738	$2,241	$7,497	334.5
Gross profit	1,692	320	1,372	429.4
Gross margin	17.4%	14.3%	3.1%
Operating expenses	2,472	1,419	1,053	74.2
Operating loss	(780)	(1,099)	(319)	29.1
Operating margin	(8.0)%	(49.1)%	41.1%

Revenues

Revenues from our Water Rehabilitation segment grew to $5.9 million in the third quarter of 2008 from $1.1 million in the prior year period, primarily due to work completed on the Madison Avenue project in New York City. The 434.0% quarter-over-quarter growth is indicative of the start-up nature of this business. We have performed water rehabilitation projects in the U.S., Europe and Asia in 2008.

Revenues increased by $7.5 million, or 334.5%, in the Water Rehabilitation segment in the first nine months of 2008 compared to the first nine months of 2007. The expansion in this segment is consistent with our strategy of geographic and product diversification, aimed at reducing our dependency on the U.S. sewer rehabilitation market and minimizing the impact of market downturns, which we experienced in 2007.

Our Water Rehabilitation segment contract backlog was $6.7 million at September 30, 2008 compared to $11.6 million at June 30, 2008. New orders for the quarter were low at $1.0 million primarily due to the timing of project awards. Revenues for the third quarter of 2008 were the strongest on record for the short history of this business operation. Approximately $1.9 million of the contract backlog at September 30, 2008 related to the ongoing project work in New York City that, by design, will resume in early 2009. Prospects for new orders and growth in this segment continue to be robust.

Gross Profit and Gross Margin

During the third quarter of 2008, gross profit in the Water Rehabilitation segment increased to $1.3 million from $0.2 million in the third quarter of 2007. In addition, our gross margin percentage increased by 420 basis points for the same period primarily due to revenue increasing at a rate faster than fixed costs to fund the business. As we continue to increase volume, fixed costs will be spread over a larger revenue base, which we believe will lead to more profitable results.

Gross profit in this segment increased by $1.4 million during the first nine months of 2008 compared to the first nine months of 2007 as gross margin increased 310 basis points primarily due to increased volume as discussed above.

Operating Expenses

Operating expenses in our Water Rehabilitation segment increased by $0.3 million in the third quarter of 2008 compared to the third quarter of 2007. As a percentage of revenues, operating expenses were 13.2% in the third quarter of 2008 compared to 46.1% in the third quarter of 2007, as we were able to hold down operating expenses even with the $4.8 million increase in revenues.

Operating expenses in this segment increased by $1.1 million in the first nine months of 2008 compared to the first nine months of 2007. Operating expenses as a percentage of revenues were 25.4% in the first nine months of 2008 compared to 63.3% in the first nine months of 2007.

Operating Income (Loss) and Operating Margin

Operating income in this segment was $0.8 million higher in the third quarter of 2008 compared to the third quarter of 2007, primarily due to higher revenues. Operating margin increased to 8.0% in the third quarter of 2008 from a loss in the third quarter of 2007.

Operating income in the first nine months of 2008 increased by $0.3 million compared to the first nine months of 2007. Our Water Rehabilitation segment operating margin decreased to (8.0)% in the first nine months of 2008 compared to (49.1)% in the first nine months of 2007.

Energy and Mining Segment

Key financial data for our Energy and Mining segment is as follows (dollars in thousands):

	2008	2007	Increase (Decrease)
Three Months Ended September 30,
Revenues	$13,791	$10,547	$3,244	30.8%
Gross profit	4,220	3,511	709	20.2
Gross margin	30.6%	33.3%	(2.7)%
Operating expenses	1,900	1,733	167	9.6
Operating income	2,320	1,778	542	30.5
Operating margin	16.8%	16.9%	(0.1)%

Nine Months Ended September 30,
Revenues	$47,385	$32,896	$14,489	44.0
Gross profit	14,506	12,990	1,516	11.7
Gross margin	30.6%	39.5%	(8.9)%
Operating expenses	5,530	5,189	341	6.6
Operating income	8,976	7,801	1,175	15.1
Operating margin	18.9%	23.7%	(4.8)%

Revenues

Revenues in our Energy and Mining segment increased by 30.8% in the third quarter of 2008 compared to the third quarter of 2007. Our Energy and Mining segment is divided into four primary geographic regions: the United States, Canada, South America and Central America. Each of these four regions experienced a growth in revenues, with the largest increase in the United States. In that region alone, revenues increased by 53.2%. In addition, we continued work in South America on two large revenue projects in Chile, leading to a 27.9% increase in revenues that geographic region quarter over quarter.

Revenues for our Energy and Mining segment increased by 44.0% in the first nine months of 2008 compared to the first nine months of 2007. This increase was primarily due to substantial revenue growth in our United States and South American operations. In South America, revenues increased $9.8 million compared to the first nine months of 2007. In addition, revenues in our United States operations increased $3.1 million for the first nine months of 2008 compared to the same prior year period.

Unlike in our sewer rehabilitation segments and our Water Rehabilitation segment, revenues in our Energy and Mining segment are responsive to market conditions in the oil and gas and mining industries. Substantially all of our Energy and Mining revenues are derived from customers in these sectors and, as such, the market conditions are unlike those of our sewer and water rehabilitation segments. Our Energy and Mining segment is somewhat insulated from market downturns as it is not dependent on new pipe lines or expansion, but rather on rehabilitation and the opportunity for our clients to gain increased utilization and capacity through existing assets.

Our Energy and Mining segment contract backlog at September 30, 2008 decreased from the prior quarter end by $1.3 million to $23.4 million due to strong revenue performance during the third quarter. As compared to December 31, 2007, backlog decreased by $2.8 million, or 10.8%. As compared to September 30, 2007, however, backlog improved by $7.1 million, or 43.2%. Notwithstanding the recent decrease in backlog, prospects remain strong in this segment.

Gross Profit and Gross Margin

Gross profit in the Energy and Mining segment increased from the prior year quarter by 20.2%, while gross margin percentage decreased from the prior year quarter to 30.6% from 33.3%. The decrease in gross margin percentage was primarily due to an increase in work performed in South America in the third quarter of 2008 at a lower margin than work performed in other areas of the world, and work performed in Australia, which had a high amount of subcontract work at lower margins.

Our Energy and Mining segment gross profit increased by $0.7 million in the first nine months of 2008 compared to the same period of 2007. Gross margin percentage during the same period declined from the prior year to 30.6% from 39.5%. This decline was principally due to the lower margin, large revenue projects in South America as well as the favorable impact on results in the first nine months of 2007 from large gains realized from project closeouts of $1.3 million in South America and Africa. The decrease in margins for South America was also partially due to an increase in the percentage of revenue from subcontractors as well as an increase in competitive bidding. The gross margin level experienced in the first nine months of 2008 is more in line with the normal range of expectations, while still subject to variability due to different market prices in various locations throughout the world.

Operating Expenses

Operating expenses in our Energy and Mining segment increased 9.6% in the third quarter of 2008 compared to the third quarter of 2007, despite the 30.8% increase in revenues. As a percentage of revenues, operating expenses were 13.8% in the third quarter of 2008 compared to 16.4% in the third quarter of 2007, as we were able to contain costs even in light of the rapid growth in revenues.

Operating expenses in this segment increased by $0.3 million in the first nine months of 2008 compared to the first nine months of 2007, primarily due to additional staffing costs in the first quarter of 2008 to support our ongoing geographical expansion initiatives. Operating expenses as a percentage of revenues were 11.7% in the first nine months of 2008 compared to 15.8% in the first nine months of 2007.

Operating Income and Operating Margin

Operating income was 30.5% higher in the third quarter of 2008 compared to the third quarter of 2007 primarily due to the higher revenue, although at lower gross margins. Operating margin was relatively flat in the third quarter of 2008 compared to the third quarter of 2007.

Operating income in the first nine months of 2008 increased by $1.2 million, or 15.1%, compared to the first nine months of 2007. Our Energy and Mining segment operating margin decreased to 18.9% in the first nine months of 2008 compared to 23.7% in the first nine months of 2007, relatively consistent with the drop in our gross margins described above.

Other Income (Expense)

Interest Income

Interest income increased by $0.1 million in the third quarter and first nine months of 2008 compared to the same periods in 2007. These small variations were primarily driven by fluctuating interest rates on deposits and higher deposit balances.

Interest Expense

Interest expense decreased $0.2 million and $0.6 million in the third quarter and first nine months of 2008, respectively, compared to the prior year periods, primarily related to the payoff of our Senior Notes, Series A, in February 2007 and lower interest rates on insurance premium financing in the current year versus the prior year.

Other Income

Other income decreased by $0.5 million in the third quarter and $0.1 million in the first nine months of 2008 compared to the same periods in 2007. The primary component of other income in the first nine months of 2008 included gains of $1.5 million on the disposition of excess property and equipment. Likewise, gains of $2.4 million were recorded on dispositions of excess property and equipment in the first nine months of 2007.

Taxes on Income (Tax Benefits)

Taxes on income increased $2.7 million and $5.4 million in the third quarter and first nine months of 2008, respectively, compared to the prior year periods, due to an increase in income before taxes. Our effective tax rate was 20.6% and 24.8% in the third quarter and first nine months of 2008, respectively, compared to (17.1)% and (17.4)% in the corresponding periods in 2007.

The effective tax rate for the third quarter and first nine months of 2007 varied substantially from the statutory rates primarily due to certain foreign tax developments and adjustments related to our uncertain tax positions.

Equity in Earnings (Losses) of Affiliated Companies

Equity in earnings of affiliated companies in the third quarter of 2008 was relatively flat compared to the same period of 2007. Equity in losses of affiliated companies in the first nine months of 2008 was $0.2 million compared to an immaterial amount in same period of 2007. We have recently invested in start-up joint ventures in Hong Kong and Australia, and losses have been incurred in the early stages of start-up. We expect to see improvements in earnings from these ventures in the foreseeable future.

Loss from Discontinued Operations, Net of Tax

On March 29, 2007, we announced plans to exit our tunneling business in an effort to align better our operations with our long-term strategic initiatives. In the years leading up to 2007, operating results in our tunneling business limited our ability to invest in international and inorganic growth opportunities. The tunneling business also required a significant amount of senior management’s time. The closure has enabled us to realign our management structure and reallocate management resources and our capital to implement our long-term strategy.

We have classified the results of operations of our tunneling business as discontinued operations for all periods presented. Substantially all existing tunneling business activity had been completed in early 2008. Corporate expenses previously allocated to our tunneling business have been re-allocated to our five reportable segments for all periods presented.

Revenues from discontinued operations were $(0.6) million and $13.4 million in the third quarters of 2008 and 2007, respectively. Revenues from discontinued operations were $7.0 million and $49.1 million in the first nine months of 2008 and 2007, respectively. Losses from discontinued operations, net of income taxes, were $(1.1) million and $(1.7) million in the third quarter and first nine months of 2008, respectively, compared to $(0.2) million and $(11.4) million in the third quarter and first nine months of 2007, respectively. The lower activity in discontinued operations was due to the winding down of the business.

Discontinued operations experienced a net loss of $1.1 million, or $0.04 per diluted share, during the quarter, related primarily to legal fees and an unfavorable claim adjustment resulting from a final arbitration award issued in August 2008. Our final award amount was $1.7 million compared to the recorded claim and associated receivables of $2.2 million. We expect that this award will be collected in the fourth quarter of 2008. All tunneling projects have been substantially completed, and only minor warranty or subcontracted work remains before final completion. At September 30, 2008, receivables, including retention, totaled $11.9 million, of which $7.3 million are currently being held in connection with five active claim negotiations or litigation. The total potential of all claims approximated $12.9 million at September 30, 2008, of which $4.5 million has been recorded. While there can be no certainty, the claims proceedings are expected to conclude within the next twelve months, and we believe that the receivables, along with the final awarded claims, will be collected. We anticipate that, for the next few quarters, there will be continued costs associated with the pursuit of these claims, as well as costs associated with a number of defensive lawsuits involving discontinued operations. Approximately $3.4 million in equipment relating to discontinued operations remained as of September 30, 2008, and we continue to pursue the sale of the equipment through a variety of sources.

Years Ended December 31, 2007, 2006 and 2005

Overview—2007 Compared to 2006

	Years Ended December 31,		Increase (Decrease)
	2007	2006	$	%
	(Dollars in thousands)
Revenues	$495,570	$527,419	$(31,849)	(6.0)%
Gross profit	99,108	129,003	(29,895)	(23.2)
Gross profit margin	20.0%	24.5%
Operating expenses	90,078	92,692	(2,614)	(2.8)
Gain on settlement of litigation	(4,500)	—	(4,500)	n/a
Operating income	13,530	36,311	(22,781)	(62.7)
Operating margin	2.7%	6.9%
Net income from continuing operations	12,866	26,303	(13,437)	(51.1)

Net income from continuing operations was $13.4 million lower in 2007 than in 2006 principally due to lower revenues and weaker gross profit margins in our North American Sewer Rehabilitation business due to weakness in the U.S. sewer rehabilitation market. There were also several regions of our U.S. sewer rehabilitation operations that experienced project performance issues stemming from delays and other unforeseen issues. The impact of this decline in revenues was partially offset by a decrease in operating expenses in 2007. The primary drivers of the decrease in operating expenses were improved control of corporate and operational spending, lower incentive compensation expense due to poorer performance and a reduction of $1.7 million of previously recorded expense related to unvested restricted stock and stock options in connection with the resignation of our former chief executive officer and voluntary cancellations of stock options by our executive team, partially offset with $1.0 million in severance payments to our former chief executive officer. Finally, in 2007, the Company recorded a $4.5 million gain on the settlement of litigation relating to patent infringements (see Note 9 to our consolidated financial statements for the year ended December 31, 2007 included in this prospectus supplement).

Overview—2006 Compared to 2005

	Years Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	(Dollars in thousands)
Revenues	$527,419	$483,595	$43,815	9.1%
Gross profit	129,003	121,026	7,968	6.6
Gross profit margin	24.5%	25.0%
Operating expenses	92,692	85,481	7,211	8.4
Operating income	36,311	35,545	757	2.1
Operating margin	6.9%	7.4%
Net income from continuing operations	26,303	20,160	6,134	30.4

Net income from continuing operations increased $6.1 million to $26.3 million in 2006. Operationally, the North American Sewer Rehabilitation business generated higher revenue due primarily to stronger performance in the second half of 2006 compared to the same period in 2005. The first half of 2006 was especially slow for our North American Sewer Rehabilitation business due to a market softening that began in late 2005 and continued into the first quarter of 2006. Our Energy and Mining operations were very strong in 2006 compared to 2005, with higher revenues, gross profit and operating income. In addition, gross and operating margins were also higher in the Energy and Mining segment in 2006 compared to the prior year. Consolidated operating expenses were $7.2 million higher in 2006 compared to 2005, primarily due to increases in legal and accounting professional fees and a $2.9 million increase to stock compensation expense. Our legal and accounting fees increased significantly, as we focused on protecting our intellectual property and as we engaged professional resources to assist us in strategies to minimize our income tax exposure, particularly in foreign tax jurisdictions. Stock compensation expense related to stock option grants was recorded, for the first time, in 2006 as required by Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), which was effective for our Company on January 1, 2006.

North American Sewer Rehabilitation Segment

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Revenues	$348,085	$394,453	$359,309
Gross profit	58,890	90,153	86,386
Gross profit margin	16.9%	22.9%	24.0%
Operating expenses	62,257	66,769	61,967
Gain on settlement of litigation	(4,500)	—	—
Operating income	1,133	23,384	24,419
Operating margin	0.3%	5.9%	6.8%

Revenues

Revenues decreased by 11.8% in the North American Sewer Rehabilitation segment in 2007 to $348.1 million from $394.5 million in the prior year primarily due to weak market conditions in the United States. Compounding the weak U.S. market conditions was a larger percentage of smaller-diameter installation projects in the U.S. marketplace in 2007, which are typically less profitable and generate less revenue per foot than medium- and larger-diameter installation projects.

According to internal market analysis and various third-party market surveys, spending in the U.S. sewer rehabilitation market was down in 2007, and projections for 2008 indicate that the market will be flat to slightly down as compared to 2007. We responded to these conditions by realigning our cost structure to improve profitability going forward. Our 2007 full-year results were dramatically impacted by our poor operating results in the first quarter. Since that time we have reduced our crew capacity to fit the market demand and eliminated field support costs, as well as reduced corporate costs.

North American Sewer Rehabilitation contract backlog decreased 5.4% at December 31, 2007 compared to December 31, 2006, primarily due to the weak market conditions in the North American Sewer Rehabilitation market.

North American Sewer Rehabilitation revenues were 9.8% higher in 2006 compared to 2005. The first half of 2006 was affected by a significant market softening in the United States, which occurred late in 2005 and lasted into the first half of 2006. During this slow period, there was heightened competition for fewer projects, resulting in low-margin pricing, and a decrease in our workable backlog during the first half of 2006. Rather than obtain work at low margins, we were able to take advantage of better margins when the slow period was followed by modest growth in the second quarter of 2006, and even stronger growth in the second half of 2006. As a result, backlog grew in the second half of 2006 after declining during the first half of the year.

Gross Profit and Gross Margin

North American Sewer Rehabilitation gross profit decreased by 34.7% in 2007 compared to 2006 primarily due to the lower revenues described above. The weak market conditions in U.S. sewer rehabilitation resulted in heightened competitive pricing pressure particularly in the first half of 2007. This pricing compression, coupled with poor project performance in several regions in the U.S. and a higher percentage of lower margin small diameter projects contributed to lower gross margins. Gross margins decreased 600 basis point from 22.9% in 2006 to 16.9% in 2007. In recent quarters, pricing has stabilized.

North American Sewer Rehabilitation gross profit increased by $3.8 million, or 4.4%, to $90.2 million in 2006 compared to $86.4 million in 2005, due primarily to higher revenues and increased crew efficiencies, partially offset by higher material costs. However, gross profit margins declined by 110 basis points, to 22.9% in 2006 compared to 24.0% in 2005. One factor impacting the gross profit margin in 2006 related to the price reductions that were driven by the marketplace. Another factor in the decline in gross profit margin was the effect of an insurance claim recognized in 2005, which provided a $3.4 million benefit to gross profit. In 2006, an additional $0.5 million related to the same claim was recorded. Excluding the effect of insurance claim recognition, gross profit margin would have been 22.7% in 2006 compared to 23.1% in 2005.

Our material costs were driven slightly higher in 2007 and 2006 primarily by resin costs. Resin, a petroleum-based product, is subject to pricing volatility and is a significant raw material in our CIPP process. Fuel is also subject to pricing volatility and is a significant cost to our operations. In many cases, we have the ability to pass through such price increases to our customers. To the extent we may have longer-term contracts with fixed pricing, however, our ability to pass through such price increases may be limited. During 2007 and 2006, our ability to pass through a substantial portion of our raw material price increases, including fuel costs, to our customers enabled us to manage the declines in gross profits in 2007 and 2006.

Operating Expenses

Operating expenses decreased 6.8% in 2007 compared to 2006, primarily driven by the 11.8% reduction in revenues as discussed above. We also experienced lower costs due to the realignment of resources, particularly in our U.S. operations. In addition, due to operating performance in 2007, our executives and certain other key employees determined that it was in the best interests of our Company and our stockholders to forfeit their 2007 stock option annual grants. This voluntary cancellation of these stock options resulted in lower variable components of equity compensation expense of $0.7 million in 2007 versus 2006. Operating expenses, as a percentage of revenues, were 17.9% in 2007 compared to 16.9% in 2006.

Operating expenses were $4.8 million, or 7.7%, higher in 2006 compared to 2005 due to higher corporate expenses, including equity compensation and legal expenses. These increases were offset slightly by lower field expenses, primarily due to reorganization efforts. Operating expenses, as a percentage of revenue, were 16.9% in 2006 compared to 17.2% in 2005.

Operating Income and Operating Margin

Lower revenues and gross profit, partially offset by lower operating expenses, combined to cause operating income to decrease by $22.3 million, or 95.2%, to $1.1 million in 2007 compared to 2006. Our North American Sewer Rehabilitation operating margin, which is operating income as a percentage of revenue, declined to 0.3% in 2007 compared to 5.9% in 2006. The factors described above caused the weak results in 2007. Finally, in 2007, we recorded a $4.5 million gain on the settlement of litigation relating to patent infringement claims (see Note 9 to our consolidated financial statements for the year ended December 31, 2007 included in this prospectus supplement).

Higher revenues in 2006 were offset by higher subcontract and material costs, higher operating expenses and the effect of the aforementioned claim recognized in 2005. Consequently, operating income fell $1.0 million, or 4.2%, to $23.4 million in 2006 compared to $24.4 million in 2005. Operating margin similarly fell to 5.9% in 2006 compared to 6.8% in 2005.

European Sewer Rehabilitation Segment

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Revenues	$100,658	$85,782	$85,486
Gross profit	23,300	22,772	22,922
Gross profit margin	23.1%	26.5%	26.8%
Operating expenses	17,932	19,268	18,178
Operating income	5,368	3,504	4,744
Operating margin	5.3%	4.1%	5.5%

Revenues

Revenues in our European Sewer Rehabilitation segment increased by 17.3% in 2007 to $100.7 million from $85.8 million in the prior year. This increase consisted primarily of favorable impacts of foreign currencies of $6.3 million, and expansion of our business into eastern Europe, including Poland and Romania, of $7.3 million. With increased revenues outside of the United States, we realized the benefits of our international diversification strategy in 2007. Backlog in the European Sewer Rehabilitation business was at a near historical high of $35.6 million at December 31, 2007, and improved 9.3% from December 31, 2006 backlog levels.

European Sewer Rehabilitation revenues were 0.3% higher in 2006 compared to 2005 as initial expansions into Eastern Europe were off-set by decreases in other countries.

Gross Profit and Gross Margin

Gross profit increased by $0.5 million, or 2.3%, in 2007 compared to 2006 due to the sales increase that was off-set by the gross margin decrease of 340 basis points. The gross margin percentage declined to 23.1% in 2007 compared to 26.5% in 2006. The gross profit margin decrease was driven by operational issues in Switzerland and France.

European Sewer Rehabilitation gross profit decreased by $0.2 million, or (0.7)%, to in 2006 compared to 2005. The decrease is primarily due to organizational and operating issues in France that were off-set by improved efficiencies in other countries. Gross profit margins declined to 26.5% in 2006 compared to 26.8% in 2005.

Operating Expenses

Operating expenses decreased 6.9% in 2007 compared to 2006. Operating expenses, as a percentage of revenues, were 17.8% in 2007 compared to 22.5% in 2006. This decrease was primarily due to efforts to reduce fixed overhead costs.

Operating expenses were $1.1 million, or 6.0%, higher in 2006 compared to 2005 due to higher allocated corporate expenses. Operating expenses, as a percentage of revenue, were 22.5% in 2006 compared to 21.3% in 2005.

Operating Income and Gross Margin

Higher revenues as well as lower operating expenses, combined to cause operating income to increase by $1.9 million, or 53.2%, to $5.4 million in 2007 compared to 2006. European Sewer Rehabilitation operating margin, which is operating income as a percentage of revenue, increased to 5.3% in 2007 compared to 4.1% in 2006.

Operating income fell $1.2 million, or 26.1%, to $3.5 million in 2006 compared to $4.7 million in 2005 primarily due to the increase in operating expenses. Operating margin similarly fell to 4.1% in 2006 compared to 5.5% in 2005.

Asia-Pacific Sewer Rehabilitation Segment

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Revenues	$973	$717	$277
Gross profit	544	717	277
Gross profit margin	55.9%	100.0%	100.0%
Operating expenses	1,051	—	—
Operating income (loss)	(507)	717	277
Operating margin	(52.1)%	100.0%	100.0%

Revenues

Revenues increased by 35.7% in the Asia-Pacific Sewer Rehabilitation segment in 2007 to $1.0 million from $0.7 million in the prior year due to sales of equipment and tube to licensees. In both 2006 and 2005, this segment consisted solely of royalty revenues with no associated costs. With increased revenues outside of the United States, we realized the benefits of our international diversification strategy in 2007. Revenues increased by $0.4 million, or 158.8%, in 2006 compared to 2005. During 2007, we began to bring increased focus on the development of operating businesses in this segment.

Contract backlog increased to $35.1 million at December 31, 2007 due to the acquisition of contracted projects by our newly formed joint venture in India.

Gross Profit and Gross Margin

Gross profit decreased by $0.2 million, or 24.1%, in 2007 compared to 2006. Gross profit margins declined by 4410 basis points, to 55.9% in 2007 compared to 100.0% in 2006 as 2007 included sales of equipment and tube. Gross profit increased by $0.4 million, or 158.8%, to $0.7 million in 2006 compared to $0.3 million in 2005. Gross profit margins remained flat at 100.0% for both periods.

Operating Expenses

Operating expenses were $1.1 million in 2007, due entirely to staffing the operation for anticipated growth in the business. These expenses consisted principally of personnel costs of management and administrative resources. No operating expenses were recorded for this segment in 2006 or 2005.

Operating Income (Loss) and Operating Margin

During 2007, the Asia-Pacific Sewer Rehabilitation segment had an operating loss of $0.5 million. This was a decrease of $1.2 million, or 170.7%, compared to 2006. Operating income increased $0.4 million, or 158.8%, to $0.7 million in 2006 compared to $0.3 million in 2005.

Water Rehabilitation Segment

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Revenues	$4,248	$268	$—
Gross profit (loss)	445	(18)	—
Gross profit margin	10.5%	(6.7)%	n/a
Operating expenses	2,029	129	—
Operating loss	1,584	147	—
Operating margin	(37.3)%	(54.7)%	n/a

Revenues

Revenues increased by $4.0 million, or 1,485.1%, in our Water Rehabilitation segment in 2007 to $4.2 million from $0.3 million in the prior year. Contract backlog increased to $2.1 million at December 31, 2007. This segment began late in 2006 and was still in its infancy at December 31, 2007.

We performed water rehabilitation projects in the U.S., Europe and Asia in 2007 as we continued to validate and test our newly developed water rehabilitation products. While this business is in its early stages, we expect that our Water Rehabilitation segment will contribute modest operating profits in 2008.

Gross Profit (Loss) and Gross Margin

Gross profit increased by $0.5 million, or 2,572.2%, in 2007 compared to 2006. Gross profit margins increased by 1720 basis points, to 10.5% in 2007 compared to (6.7)% in 2006. Margins continue to be lower than our other reporting segments as we are continuing to validate and test our newly developed water rehabilitation projects. In addition, we have not been able to achieve critical mass with our crews to achieve cost efficiencies and consistent profitability.

Operating Expenses

As this segment expanded, operating expenses increased by $1.9 million, or 1,477.8%, in 2007 compared to 2006. Operating expenses, as a percentage of revenues, declined to 47.8% in 2007 compared to 48.0% in 2006. This increase was principally due to the addition of necessary sales, administrative and project management resources necessary to support and grow this important new line of business.

Operating Loss and Operating Margin

Operating loss increased to $1.4 million, or 980.5%, to $1.6 million in 2007 compared to $0.2 million in 2006. Operating margin improved 1740 basis points to (37.3)% in 2007 compared to (54.7)% in 2006.

Energy and Mining Segment

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Revenues	$41,606	$46,199	$38,523
Gross profit	15,929	15,378	11,440
Gross profit margin	38.3%	33.3%	29.7%
Operating expenses	6,809	6,525	5,335
Operating income	9,120	8,853	6,105
Operating margin	21.9%	19.2%	15.8%

Revenues

Revenues in our Energy and Mining segment decreased by $4.6 million, or 9.9%, in 2007 compared to 2006 due primarily to weaker market conditions in Canada and South America, where revenues decreased 24.0% and 24.9%, respectively. Offsetting these declines were increased revenues in the U.S. and in Central America.

The December 31, 2007 Energy and Mining segment backlog balance is the highest the Company has reported at any other quarter-end date in history. Backlog was $12.8 million at the beginning of 2007, which was less than half of the December 31, 2007 balance of $26.2 million. The primary driver of this change in backlog was the timing of projects awarded. Demand for our Energy and Mining products is normally strong during periods when pricing for oil and other mined commodities is high.

The Energy and Mining segment revenues were $7.7 million, or 19.9%, higher in 2006 compared to 2005 due to strong performance across all business units of our Energy and Mining business. Revenues from our North American operations increased by $6.0 million in 2006 compared to 2005, and revenues from our South American and Central American operations increased by $1.7 million in 2006 compared to 2005.

Gross Profit and Gross Margin

Despite lower revenues in 2007, gross profit was 3.6% higher in 2007 at $15.9 million, compared to $15.4 million in 2006, due to strong project execution. The Energy and Mining segment gross profit margin percentages were 38.3% and 33.3% in 2007 and 2006, respectively. The higher gross profit margin in 2007 was principally due to improved margins worldwide resulting from improved operational efficiencies and improved project execution.

Gross profit in the Energy and Mining business was $3.9 million, or 34.4%, higher in 2006 compared to 2005. In addition to higher revenues in 2006, Energy and Mining’s gross profit margin was also 3.6 percentage points higher, at 33.3% in 2006 compared to 29.7% in 2005, due to improved operational efficiency and favorable pricing trends. North American operations achieved a 36.3% gross profit margin in 2006 compared to 35.1% in 2005, and South American operations achieved a 25.8% gross profit margin in 2006, compared to 17.1% in 2005.

Operating Expenses

Operating expenses in the Energy and Mining segment increased slightly, by only 4.4%, in 2007 versus 2006. As a percentage of revenues, operating expenses were 16.4% in 2007 compared to 14.1% in 2006, primarily due to the addition of resources devoted to growth and project support.

Energy and Mining operating expenses were $1.2 million, or 22.3%, higher in 2006 compared to 2005 due primarily to additional staffing and additional corporate expenses necessary to support anticipated growth in the Energy and Mining business. As a percentage of revenues, operating expenses were 14.1% in 2006 compared to 13.8% in 2005.

Operating Income and Operating Margin

Despite lower revenues in 2007, operating income increased by $0.3 million, or 3.0%, compared to 2006. Due to our strengthening gross profit margin during the period, the operating margin likewise, which is operating income as a percentage of revenues, increased to 21.9% in 2007 compared to 19.2% in 2006.

In 2006, the Energy and Mining segment’s higher revenues and stronger gross profit margins were partially offset by higher operating expenses as compared to 2005. These combined factors resulted in operating income that was $2.7 million higher in 2006 compared to 2005. Operating margin was 19.2% in 2006, compared to 15.8% in 2005.

Other Income (Expense)

Interest expense decreased $1.4 million from $6.8 million in 2006 to $5.4 million in 2007 primarily related to the payoff of our Senior Notes, Series A, in February 2007. Interest expense decreased $1.7 million from $8.5 million in 2005 to $6.8 million in 2006 primarily related to a decrease in debt principal amortization in 2006. See “Liquidity and Capital Resources—Long-Term Debt” under this Item 7 for further discussion of debt instruments and related amendments.

Interest income decreased $0.4 million from $3.9 million in 2006 to $3.5 million in 2007 primarily due to fluctuations in interest rates on deposits. Interest income increased $1.8 million from $2.1 million in 2005 to $3.9 million in 2006 primarily due to higher interest rates and higher cash balances.

Other income decreased $2.3 million from $3.8 million in 2006 to $1.5 million in 2007 primarily due to large gains on non-operating property and asset disposals in 2006. Similarly, other income in 2006 was $4.6 million higher than the other expense of $0.8 million in 2005.

Taxes on Income (Tax Benefits)

Our effective tax rate in 2007 was (1.1)% and was lower than the federal statutory rate due to the benefit of amortization of intangibles, higher income in jurisdictions with rates lower than the U.S. rate, the release of a valuation allowance on certain foreign net operating losses, and the benefit of a federal motor fuels excise tax credit.

Our deferred tax assets in excess of deferred tax liabilities were $6.2 million, including a $3.4 million valuation allowance primarily related to foreign net operating losses. Deferred tax assets include $1.0 million of foreign tax credit carryforwards, which begin expiring in 2015, and $3.7 million in federal, state and foreign net operating loss carryforwards, net of applicable valuation allowances.

The 2006 effective tax rate of 31.8% was lower than the federal statutory rate due to the benefit of amortization of intangibles, higher income in jurisdictions with rates lower than the U.S. rate, the favorable tax treatment on the disposal of foreign property and the benefit of a federal motor fuels excise tax credit.

We provide for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that we plan to remit to the U.S. We do not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as we expect to reinvest these earnings overseas or we expect the taxes to be minimal based upon available foreign tax credits.

Our effective tax rate in any given year is dependent in part on the level of taxable income we generate in each of the foreign jurisdictions in which we operate. We do expect that our effective tax rate in 2008 will be lower that the U.S. statutory tax rate of 35%.

Minority Interests

Minority interests were $(0.5) million, $(0.3) million and $(0.2) million in 2007, 2006 and 2005, respectively, and principally relate to the 25% interest in the net income of Insituform Linings Public Limited Company held by Per Aarsleff A/S, a Danish contractor. Net income of Insituform Linings Public Limited Company increased in 2007 primarily due to revenue growth in our European operations.

Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies decreased to $0.2 million during 2007 compared to $1.3 million during 2006. In 2007, we invested in start-up joint ventures in Hong Kong and Australia, and incurred losses in the early development stages. In addition, earnings in our German joint venture in 2007 were lower than in 2006, due to weaker market conditions in the German sewer rehabilitation market in 2007. Equity in earnings of affiliated companies of $0.9 million in 2005 was comprised entirely of earnings in our German joint venture.

Loss from Discontinued Operations

On March 29, 2007, we announced plans to exit our tunneling business in an effort to better align our operations with our long-term business strategy. We have classified the results of operations of our tunneling business as discontinued operations for all periods presented. At December 31, 2007, substantially all existing tunneling business activity had been completed.

Revenues from discontinued operations were $62.1 million, $69.3 million and $111.7 million in 2007, 2006 and 2005, respectively. Losses from discontinued operations, net of income taxes, were $10.3 million, $1.6 million and $7.0 million in 2007, 2006 and 2005, respectively. The lower activity in discontinued operations was due to the winding down of the business. During the year ended December 31, 2007, we recorded $17.9 million of non-recurring exit charges.

Contract Backlog

Contract backlog is our expectation of revenues to be generated from executed, delivered and uncompleted contracts, the cancellation of which is not anticipated at the time of reporting. Contract backlog excludes any term contract amounts for which there is not specific and determinable work released and projects where we have been advised that we are the low bidder, but have not formally been awarded the contract. The following table sets forth our consolidated backlog by segment:

Backlog	September 30, 2008	December 31, 2007
	(in millions)
North American sewer rehabilitation	$178.5	$160.0
European sewer rehabilitation	30.7	35.6
Asia-Pacific sewer rehabilitation	53.6	35.1
Water rehabilitation	6.7	2.1
Energy and mining	23.4	26.2

Total	$292.9	$259.0

Although backlog represents only those contracts that are considered to be firm, there can be no assurance that cancellation or scope adjustments will not occur with respect to such contracts.

Liquidity and Capital Resources

Cash and Equivalents

	September 30, 2008	December 31, 2007
	(in thousands)
Cash and cash equivalents	$90,062	$78,961
Restricted cash	2,058	2,487

Restricted cash held in escrow relates to deposits made in lieu of retention on specific projects performed for municipalities and state agencies or advance customer payments in Europe.

Sources and Uses of Cash

We expect the principal use of funds for the foreseeable future will be for capital expenditures, working capital, debt servicing and investments. In the first nine months of 2008, capital expenditures were primarily for impregnation facility improvements and equipment used for our steam-inversion process and replacement of older equipment, primarily in the United States. Our additional capital expenses came from an increase in crew resources for both our Indian joint venture as well as water rehabilitation projects. We expect this increase to continue for the foreseeable future, as we expect these operations to grow rapidly.

Our primary source of cash is operating activities. Besides operating activities, we occasionally borrow under our line of credit to fund operating activities, including working capital investments. Information regarding our cash flows for the nine months ended September 30, 2008 and 2007 is discussed below and is presented in our consolidated statements of cash flows contained in this report. Despite the relative flatness in the U.S. sewer rehabilitation market experienced over the last year and a half, we continue to expect operating cash flows to increase in 2008 compared to 2007 as a result of improved profitability. This improved cash flow, coupled with existing cash balances, should be sufficient to fund our operations in 2008. As such, we do not believe that the flatness in the U.S. sewer rehabilitation market will have a material adverse impact on our liquidity to this point.

On October 23, 2008, the Company filed a shelf registration statement for the issuance of up to $250 million in securities, which could include debt securities, common stock, preferred stock and/or warrants. We believe that this registration statement will allow us to take full advantage of appropriate opportunities in the marketplace, as they may become available to us. The securities to be sold in this offering will be offered pursuant to this registration statement.

Cash Flows from Operations

Operating activities provided $14.0 million in the first nine months of 2008 compared to $5.9 million used in the first nine months of 2007. We had $13.7 million in net income from continuing operations in the first nine months of 2008 compared to $3.8 million in the prior year period. Changes in operating assets and liabilities used $15.8 million in the first nine months of 2008 compared to $19.8 million used in the same period last year. Compared to December 31, 2007, net accounts receivable at September 30, 2008, including retainage and costs and estimated earnings in excess of billings (unbilled receivables), increased by $20.5 million, prepaid expenses and other assets increased by $4.5 million and accounts payable and accrued expenses increased by $8.9 million. Depreciation and amortization was slightly higher in the first nine months of 2008 compared to the first nine months of 2007.

Unrestricted cash decreased slightly during the third quarter of 2008 to $90.1 million, from $93.2 million at June 30, 2008, as a result of increased working capital needs during the third quarter of 2008. Unrestricted cash increased from $79.0 million at December 31, 2007 due to overall improved working capital management and the collection of $4.5 million in the first quarter of 2008 from the CAT Contracting patent infringement litigation settlement.

Days sales outstanding (“DSOs”) from continuing operations increased by 3.4 days to 102.5 at September 30, 2008 from 99.1 at December 31, 2007. DSOs were 102.4 at September 30, 2007. DSOs have generally increased over the last two years due to more stringent customer requirements for project documentation for billings. Additionally, payment cycles have generally lengthened. We continually target reductions in DSOs to facilitate improvements in liquidity.

The liquidation of our discontinued operations provided $0.5 million and $4.4 million in the first nine months of 2008 and 2007, respectively.

Cash Flows from Investing Activities

In the first nine months of 2008, cash used by investing activities included $11.1 million in capital expenditures. Capital expenditures were primarily for impregnation facility improvements and equipment used for our steam-inversion process and replacement of older equipment, primarily in the United States. In the first nine months of 2007, $12.5 million was spent on capital expenditures primarily related to equipment used for our steam-inversion process, and replacement of older equipment, primarily in the United States. In addition, $2.6 million was invested in 2007 to remodel an existing facility to be our new headquarters in Chesterfield, Missouri. In the first nine months of 2008, investing activities used $8.2 million compared to $14.5 million in the first nine months of 2007.

Cash Flows from Financing Activities

In the first nine months of 2008, cash provided by financing activities was $0.7 million compared to $12.4 million used in the first nine months of 2007. During the first quarter of 2007, we made the final amortization payment of $15.7 million on our Senior Notes, Series A. In addition, in 2008, we had $0.3 million in proceeds from the issuance of common stock related to stock option exercises, as compared to $2.5 million in the prior year period. The decline correlates with the timing of grants and the decrease in stock prices during 2008, leading to fewer option exercises.

Long-Term Debt

Our total indebtedness as of September 30, 2008 consisted of our $65.0 million 6.54% Senior Notes, Series 2003-A, due April 24, 2013, and $1.5 million of other notes related to the financing of certain insurance premiums. We also had $15.9 million in letters of credit issued and outstanding under our credit facility with Bank of America, N.A. at September 30, 2008, with no other outstanding borrowings under the facility. Our total indebtedness at December 31, 2007 consisted of our $65.0 million 6.54% Senior Notes, Series 2003-A, due April 24, 2013, and $1.1 million of other notes related to the financing of certain insurance premiums. At December 31, 2007, we had $14.6 million in letters of credit issued and outstanding under the credit facility.

As of September 30, 2008, we were in compliance with all of our debt covenants. We had no debt covenant violations in 2008 or 2007. We anticipate that we will be in compliance with all of our debt covenants over the next 12 months. Under the terms of the Senior Notes, Series 2003-A, prepayment could cause the Company to incur a “make-whole” payment to the holder of the notes. At September 30, 2008, this make-whole payment would have approximated $7.4 million.

We believe that we have adequate resources and liquidity to fund future cash requirements and debt repayments with cash generated from operations, existing cash balances, additional short- and long-term borrowing and the sale of assets for the next twelve months. We expect cash generated from operations to continue to improve going forward due to increased profitability and improved working capital management initiatives.

Disclosure of Contractual Obligations and Commercial Commitments

We have entered into various contractual obligations and commitments in the course of our ongoing operations and financing strategies. Contractual obligations are considered to represent known future cash payments that we are required to make under existing contractual arrangements, such as debt and lease agreements. These obligations may result from both general financing activities or from commercial arrangements that are directly supported by related revenue-producing activities. Commercial commitments represent contingent obligations, which become payable only if certain pre-defined events were to occur, such as funding financial guarantees. See Note 9 to our consolidated financial statements for the period ended September 30, 2008 for further discussion regarding our commitments and contingencies.

The following table provides a summary of our contractual obligations and commercial commitments as of September 30, 2008 (in thousands). This table includes cash obligations related to principal outstanding under existing debt agreements and operating leases.

	Payments Due by Period
Cash Obligations(1)(2)(3)(4)	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$65,000	$—	$—	$—	$—	$—	$65,000
Interest on long-term debt	17,929	262	3,926	3,926	3,926	3,926	1,963
Operating leases	22,574	3,773	7,065	4,544	2,982	2,016	2,194

Total contractual cash obligations	$105,503	$4,035	$10,991	$8,470	$6,908	$5,942	$69,157

(1)	Cash obligations are not discounted. See Notes 6 and 9 to our consolidated financial statements for the period ended September 30, 2008 regarding our long-term debt and credit facility and commitments and contingencies, respectively.
(2)	Resin supply contracts are excluded from this table. See “Commodity Risk” under Part I, Item 3 of our Quarterly Report on Form 10-Q for the period ended September 30, 2008 for further discussion.
(3)	As of September 30, 2008, we had no outstanding borrowings on our $35.0 million credit facility. The available balance was $19.1 million and the commitment fee was 0.175%. The remaining $15.9 million was used for non-interest bearing letters of credit, $14.5 million of which was collateral for insurance and $1.4 million of which was collateral for work performance.
(4)	Liabilities related to Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, have not been included in the table above because we are uncertain as to if or when such amounts may be settled.

BUSINESS OF INSITUFORM

Overview

Insituform Technologies, Inc. is a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water and other underground piping systems without digging or disruption. While we use a variety of trenchless technologies, the Insituform® cured-in-place pipe (“CIPP”) process contributed 79.8%, 80.9% and 79.4% of our revenues in 2007, 2006 and 2005, respectively, and 77.4% of our revenues in the nine months ended September 30, 2008.

Revenues are generated by our Company and our subsidiaries operating principally in the United States, Canada, The Netherlands, the United Kingdom, France, Switzerland, Chile, Spain, Mexico, Poland, Belgium and India, and include product sales and royalties from our joint ventures in Europe and Asia and our unaffiliated licensees and sub-licensees throughout the world. The United States remains our single largest market, representing 66.4%, 71.9% and 72.6% of total revenues in 2007, 2006 and 2005, respectively, and 63.3% of total revenues in the nine months ended September 30, 2008.

We were incorporated in Delaware in 1980, under the name Insituform of North America, Inc. We were originally formed to act as the exclusive licensee of the Insituform® CIPP process in most of the United States. When we acquired our licensor in 1992, our name changed to Insituform Technologies, Inc. As a result of our successive licensee acquisitions, our business model has evolved from purely licensing technology and manufacturing materials to performing the entire Insituform® CIPP process and other trenchless technologies, in most geographic locations.

On March 29, 2007, we announced plans to exit our tunneling business in an effort to align better our operations with our long-term strategic initiatives. In the years leading up to 2007, operating results in the tunneling business limited our ability to invest in international growth opportunities and acquisitions. The tunneling business also required a significant amount of senior management’s time. The closure has enabled us to realign our management structure and reallocate management resources and capital to implement our long-term strategy. At September 30, 2008, substantially all existing tunneling business activity had been completed.

Recent Developments

We recently agreed to acquire two companies that will expand the range of products and services we offer in the energy and mining sectors. On February 1, 2009, we agreed to acquire Corrpro Companies, Inc. for cash consideration payable to the Corrpro shareholders of approximately $65.6 million, subject to certain possible closing adjustments. We have also agreed to repay certain indebtedness of Corrpro. We expect our total acquisition cost for Corrpro to be approximately $91.0 million. On January 31, 2009, we agreed to acquire the business of The Bayou Companies, L.L.C. and its related entities for $125 million in cash, plus up to an additional $7.5 million plus 50% of excess earnings that will be paid only upon the achievement by Bayou of certain financial performance targets. In connection with our acquisition of Bayou, we also agreed to acquire the noncontrolling interests of certain subsidiaries of Bayou for an aggregate purchase price of $8.5 million payable in cash, a promissory note and shares of our common stock. We intend to use the proceeds from this offering, along with borrowings and available cash, to fund these acquisitions. We expect that each of these acquisitions will be consummated in the first quarter of 2009.

Technologies

Pipeline System Rehabilitation

The Insituform® CIPP Process for the rehabilitation of sewers, pipelines and other conduits utilizes a custom-manufactured tube, or liner, made of a synthetic fiber. After the tube is saturated (impregnated) with a thermosetting resin mixture, it is installed in the host pipe by various processes and the resin is then hardened, usually by heating it using various means, including steam, forming a new rigid pipe within a pipe.

The iPlus™ Infusion® Process is a trenchless method used for the rehabilitation of small-diameter sewer pipelines, whereby a felt liner is continuously impregnated with liquid, thermosetting resin through a proprietary process. The liner is then pulled into the host pipe, inflated with air and cured with steam.

The iPlus™ Composite Process is a trenchless method used for the rehabilitation of large-diameter sewer pipelines, where the felt liner is reinforced with carbon or glass fiber, impregnated with liquid, thermosetting resin, inverted into place and cured with hot water or steam.

The InsituGuard™, InsituFlex™ and InsituFold® Processes are methods of rehabilitating transmission and distribution water mains using high-density polyethylene liners. Inserted into a new or existing pipeline by our proprietary installation processes, the liners are continuous and installed tightly against the inner wall of the host pipe, thereby isolating the flow stream from the host pipe wall and eliminating internal corrosion.

The Thermopipe® Lining System is a polyester-reinforced polyethylene lining system for the rehabilitation of distribution water mains. The factory-folded “C” shape liner is winched into the host pipe from a reel and reverted with air and steam. Once inflated and heated, the liner forms a close fit within the host pipe, creating a jointless, leak-free lining system.

The iTAP® Process is a robotic method for reinstating potable water service connections from inside a water main. Traditionally, service connections are restored by excavating each service connection when a water distribution main is renewed with a trenchless process. iTAP™ provides a non-disruptive, mechanical seal solution for pipes relined with the Thermopipe™ lining system.

The Insituform® RPP™ Process is a trenchless technology used for the rehabilitation of forced sewer mains and industrial pressure pipelines. The felt tube is reinforced with glass and impregnated with liquid, thermosetting resin, after which it is inverted with water and cured with hot water to form a structural, jointless pipe within the host pipe.

The Insituform® PPL® Process is an ANSI/NSF 61 certified trenchless technology used for the rehabilitation of drinking water and industrial pressure pipelines. A glass-reinforced liner is impregnated with an epoxy resin, inverted with water and cured with hot water to form a jointless pipe lining within the host pipe.

Sliplining is a method used to push or pull a new pipeline into an old one. With segmented sliplining, short segments of pipe are joined to form the new pipe. For gravity sewer rehabilitation, these short segments can often be joined in a manhole or access structure, eliminating the need for a large pulling pit.

Pipebursting is a trenchless method for replacing deteriorated or undersized pipelines. A bursting head is propelled through the existing pipeline, fracturing the host pipe and displacing the fragments outward, allowing a new pipe to be pulled in to replace the old line. Pipes can be replaced size-for-size or upsized.

See “Patents” below for more information concerning these technologies.

Tite Liner® Process

Our Tite Liner® process is a method of lining new and existing pipe with a corrosion- and abrasion-resistant high-density polyethylene pipe.

Safetyliner™ Liner is a grooved high-density polyethylene liner that is installed in an industrial pipeline using the Tite Liner® process. The Safetyliner™ liner is normally used in natural gas or CO2 pipelines to allow release of gas that permeates the HDPE liner. If gas is allowed to build in the annular space under normal operating conditions, the line can be susceptible to collapse upon sudden changes in operating pressures. The Safetyliner™ liner also has been used in pipelines as a leak detection system and for dual containment in mine water pipelines.

Operations

Most of our installation operations are project-oriented contracts for municipal entities. These contracts are usually obtained through competitive bidding or negotiations and require performance at a fixed price. The profitability of these contracts depends heavily upon the competitive bidding environment, our ability to estimate costs accurately and our ability to effectively manage and execute project performance. Project estimates may prove to be inaccurate due to unforeseen conditions or events. A substantial portion of the work on any given project may be subcontracted to third parties at a significantly lower profitability level to us than work directly performed by us. Also, proper trenchless installation requires expertise that is acquired on the job and through training. Therefore, we provide ongoing training and appropriate equipment to our field installation crews.

The overall profitability of our installation operations is influenced not only by the profitability of specific project contracts, but also by the volume and timing of projects so that the installation operations are able to operate at or near capacity.

We are required to carry insurance and provide bonding in connection with certain installation projects and, accordingly, maintain comprehensive insurance policies, including workers’ compensation, general and automobile liability and property coverage. We believe that we presently maintain adequate insurance coverage for all installation activities. We have also arranged bonding capacity for bid, performance and payment bonds. Typically, the cost of a performance bond is less than 1% of the contract value. We are required to indemnify the surety companies against losses from third-party claims of customers and subcontractors. The indemnification obligations are collateralized by unperfected liens on our assets and the assets of those subsidiaries that are parties to the applicable indemnification agreement.

We generally invoice our customers as work is completed. Under ordinary circumstances, collection from municipalities is made within 60 to 90 days of billing. In most cases, 5% to 15% of the contract value is withheld by the owner pending satisfactory completion of the project.

We have five principal operating segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. These segments have been determined based on the types of products sold and services performed by each segment, as well as geographic region, and each is regularly reviewed and evaluated separately.

Sewer Rehabilitation Operations

Our rehabilitation activities are conducted principally through installation and other construction operations performed directly by us or our subsidiaries. In certain geographic regions, we have granted licenses to unaffiliated companies. As described under “—Ownership Interests in Operating Licensees and Project Joint Ventures” below, we also have entered into contractual joint ventures from time to time to capitalize on our trenchless rehabilitation processes. Under these contractual joint venture relationships, work is bid by the joint venture entity and subcontracted to the joint venture partners or to third parties. The joint venture partners are primarily responsible for their subcontracted work, but both joint venture partners are liable to the customer for all of the work. Revenue and associated costs are recorded using percentage-of-completion accounting for our subcontracted portion of the total contract only.

Our principal sewer rehabilitation activities are conducted in North America directly by us or through our wholly-owned subsidiaries.

Our North American Sewer Rehabilitation operations, including research and development, engineering, training and financial support systems, are headquartered in Chesterfield, Missouri. During 2007 and in 2008, tube manufacturing and processing facilities for North America were maintained in ten locations, geographically dispersed throughout the United States and Canada.

Outside North America, we conduct Insituform® CIPP process rehabilitation operations in the United Kingdom, France, The Netherlands, Spain, Portugal, Switzerland, Belgium, Poland and Romania through our wholly-owned subsidiaries and in Hong Kong, Australia, India, Germany, Austria, Czech Republic, Slovakia, Hungary and Ireland through joint venture relationships. The results from these operations are included in our European Sewer Rehabilitation and Asia-Pacific Sewer Rehabilitation, as appropriate.

We utilize multifunctional robotic devices, developed by a French subsidiary of our Company, in connection with the inspection and repair of pipelines. We also maintain a manufacturing facility in Wellingborough, England to support our European operations, which are headquartered in Paris, France.

Energy and Mining Operations

We perform rehabilitation services for industrial mineral, oil and gas piping systems using our proprietary Tite Liner® process. We also offer products for gas release and leak detection systems. These operations are conducted in the United States through our United Pipeline Systems division. Our worldwide Energy and Mining segment operations are headquartered in Durango, Colorado. Outside the United States, these operations are conducted through our wholly-owned subsidiaries in Chile, Canada and Brazil, and through our Mexican joint venture subsidiary in which we own a 55% equity interest through our subsidiary INA Acquisition Corp.

Water Rehabilitation Operations

In addition to sewer rehabilitation, we have performed water rehabilitation operations since 2006 using our Insituform Blue® product portfolio. Under the Insituform Blue® brand, we restore water pipes using our Thermopipe®, InsituGuard™, InsituFlex™ and InsituFold® lining systems throughout North America, the United Kingdom and Hong Kong through our existing operations. In addition, after restoring water pipes, we reinstate water service connections from inside the main using the iTAP® process, our robotic method that avoids digging and disruption.

Licensees

We have granted licenses for the Insituform® CIPP process, covering exclusive and non-exclusive territories, to licensees that provide pipe repair and rehabilitation services throughout their respective licensed territories. At September 30, 2008, the Insituform® CIPP process was licensed to seven unaffiliated licensees that operate in the following countries: Bosnia, Croatia, Herzegovina, Israel, Japan, Province of Kosovo (Serbia), Malaysia, New Zealand, Norway, Singapore and Venezuela. There were no unaffiliated domestic licensees. The licenses generally grant to the licensee the right to utilize our know-how and the patent rights (where such rights exist) relating to the subject process, and to use our copyrights and trademarks.

In addition, we license our laterals patent portfolio (consisting of 16 United States patents) to certain licensees in the United States for use in the United States and Canada. We also act as licensor under arrangements with approved installers relating to the use of our Thermopipe™ lining process in the United Kingdom and elsewhere on a non-exclusive basis.

Our licensees generally are obligated to pay a royalty at a specified rate, which in many cases is subject to a minimum royalty payment. Any improvements or modifications a licensee may make in the subject process during the term of the license agreement generally becomes our property or is licensed to us. Should a licensee fail to meet its royalty obligations or other material obligations, we may terminate the license at our discretion. Licensees, upon prior notice to us, may generally terminate the license for certain specified reasons. We may vary the terms of agreements entered into with new licensees according to prevailing conditions.

Ownership Interests in Operating Licensees and Project Joint Ventures

Through our indirect subsidiary, Insituform Holdings (UK) Limited, we hold one-half of the equity interest in Insituform Rohrsanierungstechniken GmbH, our licensee of the Insituform® CIPP process in Germany. Insituform Rohrsanierungstechniken also conducts Insituform® CIPP process operations in Austria, the Czech Republic, Slovakia and Hungary. The remaining interest in Insituform Rohrsanierungstechniken is held by Per Aarsleff A/S, a Danish contractor.

Through our subsidiary, Insituform Technologies Limited, we hold one-half of the equity interest in Insituform Environmental Techniques Limited. The remaining interest is held by Environmental Techniques Limited, an Irish contractor. The joint venture partners have rights of first refusal in the event the other party determines to divest its interest.

Through our subsidiary, Insituform Technologies Netherlands BV, we hold one-half of the equity interest in each of Insituform Asia Limited, our licensee of the Insituform® CIPP process in the Special Administrative Regions of Hong Kong and Macau, as well as Insituform Pacific Pty Limited, our licensee of the Insituform® CIPP process in Australia. The remaining interests are held by VSL International Ltd. The joint venture partners have rights of first refusal in the event that the other party determines to divest its interest.

We have entered into a number of contractual joint ventures to develop joint bids on contracts for pipeline rehabilitation projects in India. The joint venture partner for each of these joint ventures is Subhash Projects and Marketing Ltd. (“SPML”), an Indian contractor. The joint ventures will hold the contract with the owner and subcontract that portion of the work requiring the Insituform® CIPP process to Insituform Pipeline Rehabilitation Private Limited, an entity majority owned by Insituform and minority owned by SPML.

We have also entered into contractual joint ventures in other geographic regions in order to develop joint bids on contracts for our pipeline rehabilitation business. Typically, the joint venture entity holds the contract with the owner and subcontracts portions of the work to the joint venture partners. As part of the subcontracts, the partners usually provide bonds to the joint venture. We could be required to complete our joint venture partner’s portion of the contract if the partner were unable to complete its portion and a bond is not available. We continue to investigate opportunities for expanding our business through such arrangements.

Customers and Marketing

The marketing of rehabilitation technologies is focused primarily on the municipal wastewater markets worldwide, which we expect to remain the largest part of our business for the foreseeable future. We offer our Tite Liner® process worldwide to industrial customers to line new and existing pipelines. No customer accounted for more than 10% of our consolidated revenues during the years ended December 31, 2007, 2006 or 2005 or the nine months ended September 30, 2008.

To help shape decision-making at every step, we use a multi-level sales force structured around target markets and key accounts, focusing on engineers, consultants, administrators, technical staff and public officials. We also produce sales literature and presentations, participate in trade shows, conduct national advertising and execute other marketing programs for our own sales force and those of unaffiliated licensees. Our unaffiliated licensees are responsible for marketing and sales activities in their respective territories. See “—Licensees” and “—Ownership Interests in Operating Licensees and Project Joint Ventures” above for a description of our licensing operations and for a description of investments in licensees.

Product Development

By using our own laboratories and test facilities, as well as outside consulting organizations and academic institutions, we continue to develop improvements to our proprietary processes, including the materials used and the methods of manufacturing and installing pipe. During the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006 and 2005, we spent $2.2 million, $4.2 million, $3.6 million and $2.9 million, respectively, on research and development related activities, including engineering.

Manufacturing and Suppliers

We maintain our North American Insituform® CIPP process liner manufacturing facility in Batesville, Mississippi. In Europe, Insituform Linings Public Limited Company (“Insituform Linings”), a majority-owned subsidiary, manufactures and sells Insituform® CIPP process liners from its plant located in Wellingborough, United Kingdom. We hold a 75% interest in Insituform Linings, and Per Aarsleff A/S holds the remainder. These interests are subject to rights of first refusal that we and Per Aarsleff A/S hold in the event of proposed divestiture.

Although raw materials used in Insituform® CIPP Process products are typically available from multiple sources, our historical practice has been to purchase materials from a limited number of suppliers. We maintain our own felt manufacturing facility in Batesville. Substantially all of our fiber requirements are purchased from one source, but there are alternate vendors readily available. We source our resin supply from multiple vendors.

We believe that the sources of supply for our Insituform® CIPP operations in both North America and Europe are adequate for our needs. Our pricing of raw materials is subject to fluctuations in the underlying commodity prices.

We currently source the manufacture and supply of our Thermopipe™ lining products through a single vendor. We are in the process of negotiating the terms of a supply contract with this vendor, as well as reviewing other available sources of manufacture and supply. Thermopipe™ liner is used for potable water pipe rehabilitation and other rehabilitation applications.

We sell Insituform® CIPP process liners and related products to certain licensees pursuant to fixed-term supply contracts. Under the arrangements assumed in connection with the acquisition of the Thermopipe™ lining process and under subsequent arrangements, we also sell Thermopipe™ lining products to approved installers.

We also manufacture certain equipment used in our Insituform® CIPP and Tite Liner® businesses.

Properties

During 2007, we relocated our executive offices to an owned facility in Chesterfield, Missouri, a suburb of St. Louis. Our prior executive offices in Chesterfield were leased from an unaffiliated party through May 31, 2007. We also own our research and development and training facilities in Chesterfield.

We own a liner manufacturing facility and a contiguous felt manufacturing facility in Batesville, Mississippi. Our manufacturing facility in Memphis, Tennessee, is located on land sub-leased from an unaffiliated entity for an initial term of 40 years expiring on December 31, 2020. Insituform Linings Public Limited Company, a majority-owned subsidiary, owns certain premises in Wellingborough, United Kingdom, where its liner manufacturing facility is located.

We own or lease various operational facilities in the United States, Canada, Europe, Latin America and Asia.

The foregoing facilities are regarded by management as adequate for the current requirements of our business.

Patents

As of September 30, 2008, we held 64 United States patents relating to the Insituform® CIPP process, the last of which will expire in 2023. As of September 30, 2008, we had 20 pending United States non-provisional patent applications relating to the Insituform® CIPP process.

We have obtained and are pursuing patent protection in our principal foreign markets covering various aspects of the Insituform® CIPP process. As of September 30, 2008, there were 25 issued foreign patents and utility models relating to the Insituform® CIPP processes involving air inversions and steam cure filed since 2004 and 153 applications pending in foreign jurisdictions. Of these applications, 10 are pending before the European Patent Office (designating all 34 member states) and one is a Patent Cooperation Treaty application that covers multiple jurisdictions in Europe and throughout the world. The specifications and/or rights granted in relation to each patent will vary from jurisdiction to jurisdiction. In addition, as a result of differences in the nature of the work performed and in the climate of the countries in which the work is carried out, not every licensee uses each patent, and we do not necessarily seek patent protection for all of our inventions in every jurisdiction in which we do business.

There can be no assurance that the validity of our patents will not be successfully challenged. Our business could be adversely affected by increased competition upon expiration of the patents or if one or more of our Insituform® CIPP process patents were adjudicated to be invalid or inadequate in scope to protect our operations. We believe in either case that our long experience with the Insituform® CIPP process, our continued commitment to support and develop the Insituform® CIPP process, the strength of our trademark and our degree of market penetration should enable us to continue to compete effectively in the pipeline rehabilitation market.

We hold one basic issued patent in the United States relating to the Thermopipe® lining system and one omnibus pending non-provisional patent application and one provisional application to the Insituform Blue® iTAP® process for rehabilitating pressurized potable water and other industrial pipelines.

There are nine national phase Thermopipe® patents and 11 pending foreign applications relating to the iTAP® process, including one European patent application.

We hold a small number of patents relating to our corrosion and abrasion protection business. We believe that the success of our Tite Liner® process business, operated through our United Pipeline Systems division, depends primarily upon our proprietary know-how and our marketing and sales skills.

See “Risk Factors” for further discussion.

Competition

The markets in which we operate are highly competitive, primarily on the basis of price, quality of service and capacity to perform. Most of our products, including the Insituform® CIPP process, face direct competition from competitors offering similar or essentially equivalent products or services. In addition, customers can select a variety of methods to meet their pipe installation and rehabilitation needs, including a number of methods that we do not offer.

Most of our competitors are local or regional companies, and may be either specialty trenchless contractors or general contractors. There can be no assurance as to the success of our trenchless processes in competition with these companies and alternative technologies for pipeline rehabilitation.

Seasonality

Our operations can be affected by seasonal variations. Seasonal variations over the past five years have been minimal; however, our results tend to be stronger in the second and third quarters of each year due to milder weather. We are more likely to be impacted by weather extremes, such as excessive rain or hurricanes, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. However, these impacts usually have not been material to our operations as a whole. See “Risk Factors” for further discussion.

Employees

As of September 30, 2008, we had approximately 1,600 employees. Certain of our subsidiaries and divisions are parties to collective bargaining agreements covering an aggregate of approximately 175 employees. We generally consider our relations with our employees and unions to be good.

Government Regulation

We are required to comply with all applicable United States federal, state and local, and all applicable foreign statutes, regulations and ordinances. In addition, our installation and other operations have to comply with various relevant occupational safety and health regulations, transportation regulations, code specifications, permit requirements, and bonding and insurance requirements, as well as with fire regulations relating to the storage, handling and transporting of flammable materials. Our manufacturing facilities, as well as our installation operations, are subject to federal and state environmental protection regulations, none of which presently have any material effect on our capital expenditures, earnings or competitive position in connection with our present business. However, although our installation operations have established monitoring programs and safety procedures, further restrictions could be imposed on the manner in which installation activities are conducted, on equipment used in installation activities and on the use of solvents or the thermosetting resins used in the Insituform® CIPP process.

The use of both thermoplastics and thermosetting resin materials in contact with drinking water is strictly regulated in most countries. In the United States, a consortium led by NSF International, under arrangements with the United States Environmental Protection Agency, establishes minimum requirements for the control of potential human health effects from substances added indirectly to water via contact with treatment, storage, transmission and distribution system components, by defining the maximum permissible concentration of materials that may be leached from such components into drinking water, and methods for testing them. In April 1997, the Insituform® PPL® liner was certified by NSF for use in drinking water systems, followed in April 1999 by NSF certification of the Insituform® RPP™ liner for such use. Our drinking water lining products also are NSF certified. NSF assumes no liability for use of any products, and NSF’s arrangements with the EPA do not constitute the EPA’s endorsement of NSF, NSF’s policies or its standards. Dedicated equipment is needed in connection with use of these products in drinking water applications.

THE CORRPRO ACQUISITION

Transaction Overview

On February 1, 2009, we agreed to acquire by merger Corrpro Companies, Inc. (“Corrpro”) in exchange for cash consideration to the Corrpro shareholders of approximately $65.6 million, subject to adjustment (the “Corrpro Acquisition”). We have also agreed to repay certain indebtedness of Corrpro. We expect our total acquisition cost for Corrpro to be approximately $91.0 million. The parties expect to close the transaction prior to the end of the first quarter of 2009, although there can be no assurances that the closing will occur by that date or at all.

The Acquisition Agreement

The Transaction

On February 1, 2009, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Corrpro Companies, Inc. (“Corrpro”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, First Down Acquisition Corporation, our newly formed wholly-owned subsidiary, will merge with and into Corrpro, with Corrpro continuing as the surviving corporation and as our wholly-owned subsidiary (the “Surviving Entity”). The parties expect the merger to be completed prior to the end of the first quarter of 2009, although there can be no assurances that the closing will occur by that date or at all. Upon completion of the merger, all of the rights of First Down Acquisition Corporation and Corrpro will vest in the Surviving Entity, and all of the obligations of First Down Acquisition Corporation and Corrpro will become the obligations of the Surviving Entity. Upon completion of the merger, each share of capital stock of First Down Acquisition Corporation that is issued and outstanding immediately prior to the merger will be converted into one share of common stock of the Surviving Entity.

Merger Consideration

Under the terms of the Merger Agreement, all of the outstanding capital stock and vested and exercisable convertible securities of Corrpro, including without limitation all preferred stock, common stock and stock warrants and vested and exercisable stock options, will be converted upon completion of the merger into the right to receive cash merger consideration of approximately $65.6 million (“Merger Consideration”), subject to adjustment. Shareholders of Corrpro are entitled to dissenters’ rights in connection with the transaction as provided under applicable law.

At the closing of the merger, the Merger Consideration will be adjusted downward to the extent that the outstanding balance of certain of Corrpro’s indebtedness exceeds $15.5 million and will be further adjusted downward to the extent that Corrpro’s transaction expenses related to the merger exceed $3.3 million. Additionally, the Merger Consideration will be adjusted upward by an amount up to $1.0 million upon Corrpro’s delivery to us of certain additional diligence documents. We will repay Corrpro’s indebtedness for borrowed money in connection with the closing of the merger.

Pre-Closing Covenants

Until completion of the merger, Corrpro and each of its subsidiaries has agreed to operate its business in the ordinary course and not to take certain enumerated corporate actions, as more fully described in the Merger Agreement.

Indemnification

The Company has no indemnification rights under the Merger Agreement.

Conditions to Closing

The Merger Agreement contains certain conditions to the completion of the merger, including approval of the merger by Corrpro’s shareholders, the accuracy of the respective representations and warranties of each party, the performance by each party of their respective agreements and covenants in all material respects, no decree or order issued that would restrain or prohibit the consummation of the merger, our ability to obtain financing for the transaction, and the consent of certain governmental authorities. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired.

Termination

The Merger Agreement includes provisions that generally prohibit Corrpro from soliciting bids from other buyers. Corrpro is permitted to review other offers and may terminate the Merger Agreement if it concludes, in good faith, that another offer is superior. In such event, we would be entitled to a termination fee of $5.0 million. We have agreed to use our commercially reasonable efforts to obtain financing for the transaction. To the extent that we breach our covenant to obtain financing or are unable to secure financing prior to March 31, 2009, we will be required to pay to Corrpro a termination fee in the amount of $3.0 million. Either party may terminate the Merger Agreement prior to the merger becoming effective, without further obligation, if (i) the merger has not been consummated by March 31, 2009 unless the terminating party’s breach of the Merger Agreement is the principal cause of the failure of the merger to occur, (ii) the approval of Corrpro’s shareholders is not obtained (and such failure is not due to any negative action taken by Corrpro), or (iii) certain conditions to closing are not met.

Business of Corrpro

Corrpro, based in Houston, Texas, is a leading provider of infrastructure maintenance services, predominantly to customers in the energy and water infrastructure industries. Corrpro offers a comprehensive line of fully integrated corrosion protection products and services that are designed to prevent the corrosion of metallic structures across a diverse group of end markets. Corrpro’s products and services can be grouped into five primary areas: (i) engineering services; (ii) product and material sales; (iii) construction and installation services; (iv) inspection, monitoring and maintenance services; and (v) coatings services. Corrpro has operations throughout the United States, Canada and the United Kingdom.

Corrpro’s core technology within corrosion protection is a process called cathodic protection, an electrochemical process that prevents corrosion from occurring in new structures and stops the corrosion process in existing structures. Corrpro’s primary end markets, energy and water, are characterized by a growing installed base of oil, natural gas and water infrastructure, which, in most cases, is required to be equipped with cathodic protection systems to prevent corrosion damage. Corrpro provides cathodic protection engineering, general corrosion engineering and research in various areas of corrosion associated with failure analysis, metallurgical problems and materials selection. In addition, Corrpro sells products and materials in conjunction with its corrosion protection services. The vast majority of products and materials sold by Corrpro are anodes, rectifiers, cables and other distributed products used in corrosion protection systems. Corrpro also supplies and installs cathodic protection systems.

Corrpro’s inspection, monitoring and maintenance services include close interval surveys, global positioning surveys, external corrosion direct assessments, stress corrosion cracking direct assessments, internal corrosion monitoring programs, pipeline pig tracking and non-destructive testing. In addition, Corrpro offers coatings-related services including laboratory research and testing, engineering and inspection and coating application.

Corrpro serves its customers through a team of 50 in-house sales professionals located across the United States, Canada and the United Kingdom. Key elements of Corrpro’s sales and marketing strategy include the cross-selling of its capabilities across product and service lines as well as multiple geographies and building and strengthening existing and new strategic supplier alliances with key customers. For the LTM Period, Corrpro had revenues of $186.1 million, income from continuing operations of $9.1 million and EBITDA of $17.9 million.

Corrpro has over 20,000 active customers, with no single customer representing over 5% of total revenues for the fiscal year ended March 31, 2008. Corrpro’s customers include British Petroleum, Canadian Natural Resources Limited, Chevron Corporation, Colonial Pipeline Company, ConocoPhillips, El Paso Corporation, EnCana Corporation, ExxonMobil, KBR, Inc., Kuwait Oil Company, Royal Dutch Shell, Suncor Energy, Inc., TransCanada and the U.S. Navy. During the fiscal year ended March 31, 2008, Corrpro’s top ten customers accounted for approximately 22% percent of total revenues.

As of September 30, 2008, Corrpro owned five locations and leased approximately 40 additional facilities. Corrpro conducts light assembly for a number of its products in production facilities in Sea Isle City, New Jersey; Sand Springs, Oklahoma; and Cleveland, United Kingdom. In addition, Corrpro manufactures its own line of rectifiers and other power supplies in Canada. The primary products and raw materials used by Corrpro include zinc, aluminum, magnesium and other metallic anodes, as well as wire and cable. In addition, Corrpro purchases other products and raw materials, including rectifiers, tapes, sleeves and electrical connection components, from third-party suppliers.

As of September 30, 2008, Corrpro employed approximately 915 full-time and part-time employees.

THE BAYOU ACQUISITION

Transaction Overview

On January 31, 2009, we entered into an Asset Purchase Agreement with The Bayou Companies, L.L.C. (“Bayou”) to acquire, through our wholly-owned, newly formed subsidiary, the business of Bayou (the “Bayou Business”), including Bayou’s holdings and interests in certain partnerships and other entities related to the Bayou Business (the “Related Entities”), in exchange for a purchase price of $125 million in cash, subject to adjustment, plus up to an additional $7.5 million, plus 50% of excess earnings, that will be paid only upon the achievement by Bayou of certain financial performance targets (the “Bayou Acquisition”). Upon closing, we will not assume any liabilities of Bayou except current liabilities incurred in the ordinary course of business and included in the working capital calculation as of the closing date. The parties expect to close the transaction on or about February 28, 2009, although there can be no assurances that the closing will occur by that date or at all.

The Acquisition Agreement

Purchase Price

As consideration for the sale of the Bayou Business, we have agreed to pay a purchase price of $125 million in cash to be paid as follows: (1) $112.5 million (to be reduced by Bayou’s proportional interest in any indebtedness for borrowed money of the Related Entities outstanding as of the closing date); (2) $12.5 million to be held in escrow as security for 18 months after the closing for any indemnification obligations of Bayou (the “Indemnification Escrow”)); and (3) additional cash payments of up to $7.5 million, plus 50% of excess earnings, in the form of a holdback (the “Holdback Consideration”). The purchase price is subject to a post-closing working capital adjustment.

Holdback Consideration

The Holdback Consideration will be paid only upon the satisfaction of certain post-closing financial performance objectives. The amount of $7.5 million will be paid upon the Bayou Business achieving earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $22 million, $23 million and $24 million in each of fiscal years 2009, 2010 and 2011, respectively, with one-third of such amount ($2.5 million) to be paid each year that the EBITDA goal is achieved. In any such fiscal year that the EBITDA target is not met, no Holdback Consideration shall be paid by us. We will also pay an additional amount of 50% of the amount, if any, by which the EBITDA target is exceeded in each of such fiscal years.

Covenants Not to Compete

Bayou has agreed to not compete with the Bayou Business for a period of two years following the closing date of the acquisition. In addition, as a condition to closing, certain key employees who are currently employed by Bayou will execute employment agreements with us that will contain covenants not to compete.

Pre-Closing Covenants

Until the closing date of the Bayou Acquisition, Bayou has agreed to operate the Bayou Business in the ordinary course and not to take certain enumerated corporate actions, as more fully described in the Asset Purchase Agreement.

Indemnification

Bayou has agreed to indemnify us for breaches of representations or warranties contained in the Asset Purchase Agreement, subject to certain limitations, including: (i) no indemnification may be made until an aggregate of $25,000 in indemnifiable claims has been exceeded; (ii) indemnification for breaches of representations and warranties relating to Bayou’s organization, authority to transact, certain assets, benefit plans and taxes will be limited to the aggregate purchase price paid; (iii) indemnification for breaches relating to environmental and litigation representations, warranties and liabilities will be limited to $50 million; and (iv) indemnification for breaches of all other representations and warranties will be limited to the escrowed amount and the Holdback Consideration.

The indemnification amounts are intended to be paid from the Indemnification Escrow. If the amount of our indemnification claims exceed the amount of the Indemnification Escrow, we will seek payment for indemnification claims directly from Bayou.

Conditions to Closing

The Asset Purchase Agreement contains certain conditions to the closing of the acquisition, including satisfactory completion of our due diligence investigation, the absence of any change that would have a material adverse effect on Bayou and its consolidated subsidiaries, taken as a whole, the accuracy of the respective representations and warranties of each party, the performance by each party of their respective agreements and covenants in all material respects, no decree or order issued that would restrain or prohibit the consummation of the acquisition, and the consent of certain governmental authorities.

Termination

The Asset Purchase Agreement includes provisions that allow either party to terminate the agreement without further obligation if we have not obtained by February 20, 2009 the needed financing to pay the purchase price or if the closing has not occurred by February 28, 2009. Prior to closing, Bayou will perform environmental investigations at its Baton Rouge and Port of Iberia, Louisiana leased properties. The Asset Purchase Agreement allows us to terminate the agreement if the parties cannot agree on required remedial activities which Bayou will conduct based on the results of those investigations.

Business of Bayou

Bayou, headquartered in New Iberia, Louisiana, is a leading provider of products and services to the onshore and offshore oil and gas industries primarily in the Gulf of Mexico and North America. Bayou’s products and services include internal and external pipeline coating, cement weighting and insulation, including fusion bonded epoxy (“FBE”) coating, internal diameter (“ID”) lining, concrete coating, thermal spray aluminum, polyurethane foam and field joint coatings. Bayou also provides specialty fabrication and services for offshore deepwater installations, including welding, handling and loading, project management, anode installation and ancillary services.

While Bayou is primarily engaged in the fabrication, bending and coating of pipe used in the transportation of oil and gas, its services range from industry-standard FBE coatings to complex deepwater insulations, steel cantenary risers, welding capabilities and joint fabrication. Bayou has multiple barge, rail and truck loading and unloading capabilities, allowing Bayou to undertake onshore and offshore projects throughout the Gulf of Mexico, North America and internationally.

Bayou’s senior management has recognized the increasing importance and strong potential of deepwater oil and natural gas exploration and production efforts. Bayou has responded by developing and offering a broad array of services required in deep water, including fabrication of double and quadruple joints, installation of anode and buckle arrestors, and applications of internal coatings and insulation. Bayou has also added concrete weight coating services to its product offerings.

Bayou’s customers include BP p.l.c., Chevron Corporation, Royal Dutch Shell, Marathon Oil Corporation and Williams Field Services.

Bayou’s principal facilities are located in or near New Iberia, Louisiana and include an ID flow efficiency plant, an ID FBE plant, two portable concrete coating plants and two FBE plants. Bayou has several non-cancelable operating leases, primarily for land located near the Port of Iberia, that expire over the next 14 years. These leases generally contain renewal options for periods ranging from three to 20 years.

Bayou has partnered with other firms to leverage their strengths with complementary products and services. This has allowed Bayou to meet clients’ requirements more expeditiously without having to hire the necessary technical expertise to develop new products and services from scratch. Bayou owns, and we will acquire, its 84.5% interest in Commercial Coating Services International, Ltd. (“CCSI”), its 51% interest in Bayou Welding Works, L.L.C. (“BWW”), its 49% interest in Bayou Coating, L.L.C. and its one-third interest in Bayou Flow Technologies, L.L.C. In connection with our acquisition of Bayou, we will purchase all outstanding noncontrolling interests of both CCSI and BWW for $8.5 million. As of December 31, 2007, Bayou and its subsidiaries had 565 employees as well as an average of 250 contract temporary employees.

Bayou Coating, L.L.C.

Bayou Coating, L.L.C. is a joint venture with St. Louis-based Stupp Brothers, Inc. that owns and operates a coating facility directly adjacent to Stupp’s pipe mill in Baker, Louisiana. Under its agreement with Bayou, Stupp Brothers, Inc. has an option to purchase for book value Bayou’s interest in Bayou Coating. Stupp Brothers, Inc. has agreed not to exercise its rights under that agreement before 2014. Bayou Coating primarily applies FBE coatings to electronic resistance welded and double submerged arc welded steel pipe. Bayou Coating provides quality pipe coatings for U.S. and international customers for pipe in sizes from 6-5/8 inch OD through 42 inch OD and from 20 feet to 80 feet in length. Bayou Coating’s facilities are located on 32 acres (26 owned and six leased) and include an OD FBE pre-coating plant and an ID flow efficiency plant. Bayou provides management services to Bayou Coating and will continue to do so following the acquisition.

Bayou Flow Technologies, L.L.C.

Bayou Flow Technologies, L.L.C., headquartered in Houston, Texas, is a joint venture with Massachusetts-based Cuming Corporation and Illinois-based Perma-Pipe, Inc. Bayou Flow Technologies provides pipeline insulation and flow assurance products and services targeting deepwater installations and serves as the marketing vehicle for the joint venture partners.

Commercial Coating Services International, Ltd.

CCSI, headquartered in Conroe, Texas, is primarily engaged in the coating of pipe and fabricated items used in the transportation of oil and natural gas and the leasing of blasting, induction heating and coating equipment worldwide. CCSI’s field coating services include FBE coating, FBE coating applied in vertical position, 3-layer polypropylene and 3-layer polyethylene applications and building and maintaining equipment.

Bayou Welding Works, L.L.C.

Bayou Welding Works, L.L.C., headquartered in New Iberia, Louisiana, is Bayou’s in-house fabrication business. Bayou Welding Works fabricates all of Bayou’s small-diameter multi-jointing, high-fatigue steel cantenary risers, specialized quality welding and pipeline end terminations and manifolds. Bayou Welding Works specializes in general onshore and offshore fabrication services, including topside and subsea production equipment for offshore oil and natural gas platforms. Bayou Welding Works also furnishes temporary personnel and equipment to Bayou and other customers for onshore and offshore hookups, maintenance and construction projects.

For the LTM Period, Bayou had revenues of $129.3 million, income from continuing operations of $18.3 million and EBITDA of $27.2 million.

MANAGEMENT

The following table sets forth certain information regarding our executive officers and directors as of February 10, 2009.

Name	Age	Position
J. Joseph Burgess	50	President and Chief Executive Officer and Director
David F. Morris	47	Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
David A. Martin	41	Vice President and Chief Financial Officer
Holly S. Sharp	37	Vice President—Human Resources and Environmental, Health and Safety
Stephen P. Cortinovis	58	Director
Stephanie A. Cuskley	48	Director
John P. Dubinsky	65	Director
Juanita H. Hinshaw	64	Director
Alfred L. Woods	64	Chairman of the Board of Directors

J. Joseph Burgess has served as our President and Chief Executive Officer since April 14, 2008. Mr. Burgess previously served as the President and Chief Executive Officer of Veolia Water North America (a leading provider of water and wastewater services to municipal, federal and industrial customers) from 2005 until joining our Company in 2008. Prior to that, he was the Chief Operating Officer of Veolia Water North America from 2003 to 2005 and as its Vice President and General Manager for the Northeast business center from 2002 to 2003. Previously, he was the Executive Vice President for Water Systems Operations for Ogden Projects (later renamed Covanta Water; a subsidiary of Ogden Corporation that specialized in waste-to-energy projects for municipalities) from 1998 to 2003.

David F. Morris serves as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. Mr. Morris served as our Vice President, General Counsel and Secretary beginning in January 2005 through April 2007, at which time Mr. Morris was promoted to Senior Vice President. Mr. Morris became our Chief Administrative Officer in August 2007. From March 1993 until January 2005, Mr. Morris was with the law firm of Thompson Coburn LLP, St. Louis, Missouri, most recently as a partner in its corporate and securities practice areas. Mr. Morris also served as Senior Vice President, Associate General Counsel and Secretary of Unified Financial Services, Inc., a diversified financial services company, from December 1999 to March 2004.

David A. Martin has served as our Vice President and Chief Financial Officer since August 2007. Previously, he was Vice President and Controller since January 2006. Mr. Martin also served as our Corporate Controller for two years, following two and one-half years as finance director of our European operations. Mr. Martin joined our company in 1993 from BDO Seidman, LLP, where he was a senior accountant.

Holly S. Sharp has served as our Vice President—Human Resources and Environmental, Health and Safety since June 2008. Previously, she served as our Senior Director—Human Resources and Environmental, Health and Safety and Director of Human Resources for our former tunneling operations. Prior to joining our Company in 2004, Ms. Sharp was the Director of Labor Relations for Rental Service Corporation, a North American construction equipment rental company.

Stephen P. Cortinovis has served as a member of our Board of Directors since 1997. He has been a co-owner of Lasco Foods, Inc. (a food services industry manufacturer and distributor) since 2005. He was a partner in Bridley Capital Partners (a private equity firm) from 2001 until 2007. Previously, he was President—Europe of Emerson Electric Co. from 1995 until 2001 and held various other executive positions at Emerson Electric from 1977 to 1995. Mr. Cortinovis also serves on the Boards of Directors of Plexus Corp. and Lasco Foods, Inc.

Stephanie A. Cuskley has served as a member of our Board of Directors since 2005. On January 19, 2009, she was appointed as the Chief Executive Officer of NPower, a nonprofit information technology services network. She also serves as the Executive Director of NPower NY, an affiliated organization of NPower. Previously, she was Managing Director and Group Head—Mid Cap Investment Banking Coverage of JPMorgan Securities from 2003 until 2005. From 2001 until 2003 she was Managing Director and Project Manager— LeadershipMorganChase of JPMorgan Chase. Ms. Cuskley also serves on the Board of Directors of Avantair, Inc.

John P. Dubinsky has served as a member of our Board of Directors since 2002. He has been the President and Chief Executive Officer of Westmoreland Associates, LLC (a financial consulting company) since before 2001 and the President and Chief Executive Officer of CORTEX (a public purpose non-profit established to buy property for the development of a biotechnology corridor in the St. Louis, Missouri area) since 2003. Mr. Dubinsky also serves as the Vice Chairman of BJC HealthCare, on the Boards of Directors of Stifel Financial Corp. and Washington University in St. Louis and as a trustee for Barnes-Jewish Hospital.

Juanita H. Hinshaw has served as a member of our Board of Directors since 2000. She has been the President and Chief Executive Officer of H & H Advisers (a financial advisory company) since 2005. Previously, she was the Senior Vice President and Chief Financial Officer of Graybar Electric Company, Inc. (an electrical and communications distributor). Ms. Hinshaw also serves on the Boards of Directors of Synergetics USA, Inc. and The Williams Company, Inc.

Alfred L. Woods has served as a member of our Board of Directors since 1997 and Chairman of the Board since 2003. Mr. Woods served as our Interim Chief Executive Officer from August 13, 2007 through April 14, 2008. He has been the President of Woods Group, LLC (a management consulting company) since before 2001. Previously, he served as Chairman and Chief Executive Officer of R&S/Strauss, Inc. (a specialty retail chain). Mr. Woods also serves on the Board of Directors of Clutchmobile, Inc.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,200,000
Janney Montgomery Scott LLC	900,000
Stifel, Nicolaus & Company, Incorporated	900,000

Total	9,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.39 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$13.00	$117,000,000	$134,550,000
Underwriting discount	$.65	$5,850,000	$6,727,500
Proceeds, before expenses, to Insituform	$12.35	$111,150,000	$127,822,500

The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,350,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise their option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, these individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq Global Select Market

The shares are quoted on the Nasdaq Global Select Market under the symbol “INSU.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet Website maintained by Merrill Lynch. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch Website is not part of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch, Pierce, Fenner & Smith Incorporated has served as our financial adviser in connection with our acquisitions of Corrpro and Bayou. Banc of America Securities, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the syndicate leader in connection with the Company’s proposed new credit facility, and another affiliate, Bank of America, N.A., is the lender under the Company’s existing credit facility.

One of our directors is also a director of Stifel Financial Corp., the parent company of Stifel, Nicolaus & Company, Incorporated, and the Chairman of the Board of Stifel Bank & Trust, an affiliate of Stifel, Nicolaus & Company, Incorporated.

VALIDITY OF THE SECURITIES

The validity of the shares of common stock being offered hereby will be passed upon for us by Thompson Coburn LLP, St. Louis, Missouri, and will be passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois and New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Insituform Technologies, Inc. included and incorporated by reference in this prospectus supplement by reference to Insituform Technologies, Inc.’s Current Report on Form 8-K filed November 4, 2008 have been so included and incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Corrpro Companies, Inc. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008 included in this prospectus supplement, have been so included in reliance upon the report of Grant Thornton LLP, an independent public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said report.

The consolidated financial statements of The Bayou Companies, L.L.C. and subsidiaries as of December 31, 2007 and 2006 and for each of the years then ended included in this prospectus supplement have been so included in reliance on the report of Castaing, Hussey & Lolan LLC, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of The Bayou Companies, L.L.C. and subsidiaries for the year ended December 31, 2005 included in this prospectus supplement have been so included in reliance on the report of UHY LLP, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Certain of our filings with the SEC are available on our website at http://www.insituform.com. Information contained on our website is not and should not be deemed a part of this prospectus supplement and the accompanying prospectus or any other report or filing filed with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

This prospectus supplement incorporates by reference the documents listed below, which we have filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2007, filed on March 10, 2008;

•

our Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 2008, filed on October 31, 2008, our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2008, filed on May 7, 2008, and our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2008, filed on July 29, 2008;

•

our Current Reports on Form 8-K and Form 8-K/A filed on January 28, 2008, February 19, 2008, March 13, 2008, April 10, 2008, April 18, 2008, May 22, 2008, June 12, 2008, June 19, 2008, September 8, 2008, November 4, 2008, November 14, 2008 and February 2, 2009; and

•

the description of our Class A common stock, $0.01 par value per share, as filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description and including the description of the related preferred stock purchase rights as contained in our Registration Statement on Form 8-A filed on March 8, 2002.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) between the date that we initially filed the registration statement to which this prospectus supplement relates and the termination of the offering of the securities. These documents may include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any material that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC.

This prospectus supplement and the accompanying prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date thereof or the date of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request, at no cost, a copy of any and all of the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Requests for such documents should be directed to:

DAVID F. MORRIS, ESQ.

Senior Vice President, General Counsel and Chief Administrative Officer

Insituform Technologies, Inc.

17988 Edison Avenue

Chesterfield, Missouri 63005

(636) 530-8000

You may also access the documents incorporated by reference in this prospectus supplement and the accompanying prospectus through our website at www.insituform.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus supplement and the accompanying prospectus or the registration statement of which it forms a part.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

Under the supervision and with the participation of Company management, including the Interim Chief Executive Officer (the principal executive officer) and the Chief Financial Officer (the principal financial officer), an evaluation was performed of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In performing this evaluation, management employed the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework.

Based on the criteria set forth in Internal Control – Integrated Framework, management, including the Company’s Interim Chief Executive Officer and its Chief Financial Officer, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Company management does not expect that its system of internal control over financial reporting and procedures will prevent all misstatements due to inherent limitations. Therefore, management’s assessment provides reasonable, but not absolute, assurance that misstatements will be prevented and/or detected by the established internal control and procedures over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

/s/ Alfred L. Woods
Alfred L. Woods Interim Chief Executive Officer (Principal Executive Officer)

/s/ David A. Martin
David A. Martin Vice President and Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholders of Insituform Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as of January 1, 2007 and its method of accounting for stock-based compensation as of January 1, 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

March 7, 2008, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in reportable segments discussed in Notes 2 and 14 to the consolidated financial statements, as to which the date is November 3, 2008.

Insituform Technologies, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands, except per share amounts)

	2007	2006	2005
Revenues	$495,570	$527,419	$483,595
Cost of revenues	396,462	398,416	362,569

Gross profit	99,108	129,003	121,026
Operating expenses	90,078	92,692	85,481
Gain on settlement of litigation	(4,500)	—	—

Operating income	13,530	36,311	35,545

Other income (expense):
Interest expense	(5,368)	(6,834)	(8,465)
Interest income	3,458	3,888	2,081
Other	1,451	3,799	(775)

Total other income (expense)	(459)	853	(7,159)

Income before taxes on income (tax benefits)	13,071	37,164	28,386
Taxes on income (tax benefits)	(149)	11,826	8,913

Income before minority interests and equity in earnings of affiliated companies	13,220	25,338	19,473
Minority interests	(525)	(316)	(166)
Equity in earnings of affiliated companies	171	1,281	853

Income from continuing operations	12,866	26,303	20,160
Loss from discontinued operations, net of tax	(10,323)	(1,625)	(7,000)

Net income	$2,543	$24,678	$13,160

Earnings (loss) per share:
Basic:
Income from continuing operations	$0.47	$0.97	$0.75
Loss from discontinued operations	(0.38)	(0.06)	(0.26)

Net income	$0.09	$0.91	$0.49
Diluted:
Income from continuing operations	$0.47	$0.96	$0.75
Loss from discontinued operations	(0.38)	(0.06)	(0.26)

Net income	$0.09	$0.90	$0.49

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2007 and 2006

(In thousands, except share information)

	2007	2006
Assets
Current assets
Cash and cash equivalents	$78,961	$96,389
Restricted cash	2,487	934
Receivables, net	85,774	83,009
Retainage	23,444	27,509
Costs and estimated earnings in excess of billings	40,590	31,425
Inventories	17,789	17,665
Prepaid expenses and other assets	28,975	25,084
Current assets of discontinued operations	31,269	28,349

Total current assets	309,289	310,364

Property, plant and equipment, less accumulated depreciation	73,368	76,432

Other assets
Goodwill	122,560	122,620
Other assets	26,532	15,342

Total other assets	149,092	137,962

Non-current assets of discontinued operations	9,391	25,311

Total Assets	$541,140	$550,069

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt and line of credit	$1,097	$16,814
Accounts payable and accrued expenses	87,935	96,321
Billings in excess of costs and estimated earnings	8,602	9,511
Current liabilities of discontinued operations	14,830	13,859

Total current liabilities	112,464	136,505
Long-term debt, less current maturities	65,000	65,046
Other liabilities	7,465	3,686
Non-current liabilities of discontinued operations	953	4,040

Total liabilities	185,882	209,277

Minority interests	2,717	2,181

Stockholders’ equity
Preferred stock, undesignated, $.10 par—shares authorized 2,000,000; none outstanding	—	—
Common stock, $.01 par—shares authorized 60,000,000; shares issued 27,470,623 and 29,597,044; shares outstanding 27,470,623 and 27,239,580	275	296
Additional paid-in capital	104,332	149,802
Retained earnings	238,976	236,763
Treasury stock, at cost—0 and 2,357,464 shares	—	(51,596)
Accumulated other comprehensive income	8,958	3,346

Total stockholders’ equity	352,541	338,611

Total Liabilities and Stockholders’ Equity	$541,140	$550,069

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands, except number of shares)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
	Shares	Amount
BALANCE, December 31, 2004	29,174,019	$292	$137,468	$198,925	$(51,596)	$4,747	$289,836
Net income	—	—	—	13,160	—	—	13,160	$13,160
Issuance of common stock upon exercise of options, including income tax benefit of $163	107,613	1	1,606	—	—	—	1,607	—
Restricted stock issued (See Note 8)	55,000	1	(1)	—	—	—	—	—
Amortization and forfeitures of restricted stock	(41,783)	(0)	299	—	—	—	298	—
Foreign currency translation adjustment	—	—	—	—	—	(1,405)	(1,405)	(1,405)

Total comprehensive income	—	—	—	—	—	—	—	$11,755

BALANCE, December 31, 2005	29,294,849	$293	$139,372	$212,085	$(51,596)	$3,342	$303,496

Net income	—	—	—	24,678	—	—	24,678	$24,678
Issuance of common stock upon exercise of options, including income tax benefit of $772	243,370	2	4,892	—	—	—	4,894	—
Distribution of shares pursuant to Deferred Stock Unit awards	9,525	0	50	—	—	—	50	—
Reclassification of deferred stock units in accordance with SFAS No. 123(R)	—	—	1,235	—	—	—	1,235	—
Restricted stock issued (See Note 8)	50,800	1	(1)	—	—	—	—	—
Amortization and forfeitures of restricted stock	(1,500)	(0)	—	—	—	—	(0)	—
Equity based compensation expense	—	—	4,254	—	—	—	4,254	—
Foreign currency translation adjustment	—	—	—	—	—	4	4	4

Total comprehensive income	—	—	—	—	—	—	—	$24,682

BALANCE, December 31, 2006	29,597,044	$296	$149,802	$236,763	$(51,596)	$3,346	$338,611

Net income	—	—	—	2,543	—	—	2,543	$2,543
FIN No. 48 adjustment	—	—	—	(330)	—	—	(330)	—
Issuance of common stock upon exercise or redemption of equity compensation instruments, including tax benefit of $148	231,043	2	4,395	—	—	—	4,397	—
Restricted stock units issued	68,247	1	(1)	—	—	—	—	—
Amortization and forfeitures of restricted stock shares and units	(68,247)	(0)	(1,058)	—	—	—	(1,058)	—
Common stock retired	(2,357,464)	(24)	(51,572)	—	51,596	—	—	—
Equity based compensation expense	—	—	2,766	—	—	—	2,766	—
Foreign currency translation adjustment	—	—	—	—	—	5,612	5,612	5,612

Total comprehensive income	—	—	—	—	—	—	—	$8,155

BALANCE, December 31, 2007	27,470,623	$275	$104,332	$238,976	$—	$8,958	$352,541

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$2,543	$24,678	$13,160
Loss from discontinued operations	10,323	1,625	7,000

Income from continuing operations	12,866	26,303	20,160
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	16,252	16,620	16,372
(Gain) loss on sale of fixed assets	389	(3,223)	2,588
Equity-based compensation expense	2,766	4,254	837
Deferred income taxes	(4,205)	908	3,523
Other	(281)	1,346	4,233
Changes in operating assets and liabilities:
Restricted cash	(1,569)	4,653	(3,883)
Receivables net, retainage and costs and estimated earnings in excess of billings	(2,039)	(17,357)	(23,624)
Inventories	2,008	(1,766)	(2,859)
Prepaid expenses and other assets	(2,857)	(1,922)	(7,659)
Accounts payable and accrued expenses	(13,755)	10,837	16,288

Net cash provided by operating activities of continuing operations	9,575	40,653	25,976
Net cash used in operating activities of discontinued operations	1,532	911	2,418

Net cash provided by operating activities	8,043	39,742	23,558

Cash flows from investing activities:
Capital expenditures	(14,978)	(19,713)	(24,647)
Proceeds from sale of fixed assets	2,610	7,296	1,232
Liquidation of life insurance cash surrender value	—	1,423	—
Other investing activities	—	—	(557)

Net cash used in investing activities of continuing operations	(12,368)	(10,994)	(23,972)
Net cash provided by (used in) investing activities of discontinued operations	1,530	3,861	(2,370)

Net cash used in investing activities	(10,838)	(7,133)	(26,342)

Cash flows from financing activities:
Proceeds from issuance of common stock	4,247	4,122	1,243
Additional tax benefit from stock option exercises recorded in additional paid-in capital	148	772	—
Proceeds from notes payable	1,966	2,662	6,179
Principal payments on notes payable	(1,959)	(4,101)	(3,650)
Principal payments on long-term debt	(15,768)	(15,735)	(15,779)
Changes in restricted cash related to financing activities	—	(106)	(260)

Net cash used in financing activities	(11,366)	(12,386)	(12,267)

Effect of exchange rate changes on cash	(3,269)	(899)	(1,126)

Net (decrease) increase in cash and cash equivalents for the period	(17,430)	19,324	(16,177)
Cash and cash equivalents, beginning of year	96,393	77,069	93,246

Cash and cash equivalents, end of year	$78,963	$96,393	$77,069

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$5,037	$6,402	$7,759
Income taxes paid (refunded), net	6,389	7,637	(5,218)

The accompanying notes are an integral part of the consolidated financial statements.

Insituform Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Insituform Technologies, Inc. (a Delaware corporation) (the “Company”) is a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water and other underground piping systems. The Company’s primary technology is the Insituform® process, a proprietary cured-in-place pipeline rehabilitation process (the “Insituform® CIPP Process”), including certain processes tailored for the rehabilitation of small-diameter and of large diameter sewer pipelines. The Company also has methods of rehabilitating water infrastructure, including using high-density polyethylene liners for rehabilitating transmission and distribution water mains, using polyester-reinforced polyethylene lining systems for the rehabilitation of distribution water mains and employing a robotic method for reinstating potable water service connections from inside a main. The Company’s Tite Liner® process is a proprietary method of lining new and existing pipe with a corrosion and abrasion resistant polyethylene pipe.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries, the most significant of which is a 75%-owned United Kingdom subsidiary, Insituform Linings Public Company Limited. For contractual joint ventures, the Company recognizes revenue, costs and profits on its portion of the contract using percentage-of-completion accounting. All significant intercompany transactions and balances have been eliminated. Investments in entities in which the Company does not have significant control nor meet the characteristics of a variable interest entity, and for which the Company has 20% to 50% ownership are accounted for by the equity method. We have classified the results of operations of our tunneling business as discontinued operations for all periods presented.

In 2008, the Company has been in transition following the appointment of a new Chief Executive Officer in April. The Company has also realigned management of certain of its operations and experienced growth in certain previously immaterial operations. As a result of a review and assessment of the Company’s business operations by the Company’s new Chief Executive Officer, and in connection with the Company’s regular review and evaluation of its reportable segments, the Company identified new reportable segments according to the guidance of Statement of Financial Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”). The Company previously had two reportable segments—Rehabilitation and Tite Liner. In connection with the realignment, the Company divided the Rehabilitation segment into four new reportable segments, and renamed the Tite Liner segment as its Energy and Mining segment. The Company is now organized into five reportable segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. Accordingly, our historical segment financial information and related disclosures have been reclassified to reflect our current internal structure.

For purposes of presentation on the consolidated statements of cash flows, the Company eliminates, in consolidation, the settlement of certain intercompany payables and receivables between the discontinued tunneling operations and the Insituform parent or other subsidiaries. Accordingly, cash flows from operating activities of our discontinued operations is presented before the transfer of cash in settlement of intercompany activity. The consolidated statement of cash flows for the twelve months ended December 31, 2007 has been conformed to this manner of presentation; however, there was no change in previously reported amounts. In addition, the consolidated statements of cash flows for the twelve months ended December 31, 2006 and 2005 has been conformed to this manner of presentation, resulting in a change in previously reported amounts of $3.0 million and $4.8 million, respectively. This change represented a decrease in operating cash flows of continuing operations and an increase in operating cash flows of discontinued operations from amounts previously reported in the 2006 period and an increase in operating cash flows of continuing operations and a decrease in operating cash flows of discontinued operations in the 2005 period. Net cash flows from operating activities in total were not affected by these changes.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equity-Based Compensation

The Company records expense for equity-based compensation awards, including stock appreciation rights, restricted shares of common stock, performance awards, stock options and stock units based on the fair value recognition provisions contained in Statement of Financial Standards (“SFAS”) No. FAS 123(R), Share Based Payment (“SFAS No. 123(R)”). Fair value of stock option awards is determined using an option pricing model that is based on established principles of financial economic theory. Fair value of restricted share and deferred stock unit awards is determined using the Company’s closing stock price on the award date. Assumptions regarding volatility, expected term, dividend yield and risk-free rate are required for valuation of stock option awards. Volatility and expected term assumptions are based on the Company’s historical experience. The risk-free rate is based on a U.S. Treasury note with a maturity similar to the option award’s expected term. Discussion of the Company’s implementation of SFAS No. 123(R) is described in Note 8.

Revenues

Revenues include construction and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. At December 31, 2007 and 2006, the Company had provided $0.6 million and $0.2 million for expected losses on contracts. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when it is probable that they will result in additional contract revenue and when the amount can be reliably estimated.

Research and Development

The Company expenses research and development costs as incurred. Research and development costs of $4.2 million, $3.6 million and $2.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, are included in operating expenses in the accompanying consolidated statements of income.

Taxation

The Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, based upon enacted tax laws and tax rates, and in accordance with SFAS No. 109, Accounting for Income Taxes

(“SFAS No. 109”). SFAS No. 109 also requires that a valuation allowance be recorded against any deferred tax assets that are not likely to be realized in the future.

Earnings Per Share

Earnings per share have been calculated using the following share information:

	2007	2006	2005
Weighted average number of common shares used for basic EPS	27,330,835	27,043,651	26,782,818
Effect of dilutive stock options, stock appreciation rights, restricted stock and deferred stock units (Note 8)	314,094	460,617	168,766

Weighted average number of common shares and dilutive potential common stock used in diluted EPS	27,644,928	27,504,268	26,951,584

The Company excluded 443,085, 210,407 and 656,411 stock options in 2007, 2006 and 2005, respectively, from the diluted earnings per share calculations for the Company’s common stock because they were anti-dilutive as their exercise prices were greater than the average market price of common shares for each period.

Classification of Current Assets and Current Liabilities

The Company includes in current assets and current liabilities certain amounts realizable and payable under construction contracts that may extend beyond one year. The construction periods on projects undertaken by the Company generally range from less than one month to 24 months.

Cash, Cash Equivalents and Restricted Cash

The Company classifies highly liquid investments with original maturities of 90 days or less as cash equivalents. Recorded book values are reasonable estimates of fair value for cash and cash equivalents. Restricted cash consists of payments from certain customers placed in escrow in lieu of retention in case of potential issues regarding future job performance by the Company or advance customer payments in Europe. Restricted cash is similar to retainage and is therefore classified as a current asset, consistent with the Company’s policy on retainage.

Retainage

Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage on active contracts is classified as a current asset regardless of the term of the contract. Retainage is generally collected within one year of the completion of a contract, although collection can take up to two years in Europe. There was no retainage due after one year at December 31, 2007 and 2006.

Allowance for Doubtful Accounts

Management makes estimates of the uncollectibility of accounts receivable and retainage. The Company records an allowance based on specific accounts to reduce receivables, including retainage, to the amount that is expected to be collected. The specific allowances are reevaluated and adjusted as additional information is received. After all reasonable attempts to collect the receivable or retainage have been explored, the account is written off against the allowance.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value work-in-process, finished goods and construction materials. Standard cost includes direct labor, raw materials and manufacturing overhead based on normal capacity.

Long-Lived Assets

Property, plant and equipment, goodwill and other identified intangibles (primarily patents, trademarks, licenses and non-compete agreements) are recorded at cost and, except for goodwill, are amortized on a straight-line basis over their estimated useful lives. Changes in circumstances such as technological advances, changes to the Company’s business model or changes in the Company’s capital strategy can result in the actual useful lives differing from our estimates. If the Company determines that the useful life of its property, plant and equipment or our identified intangible assets should be changed, the Company would depreciate or amortize the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing or decreasing depreciation or amortization expense.

Long-lived assets, including property, plant and equipment, and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. The estimate of cash flow is based upon, among other things, assumptions about expected future operating performance. The Company’s estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The Company did not identify any long-lived assets of its continuing operations as being impaired during 2007, 2006 and 2005.

Goodwill

Under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the Company assesses recoverability of goodwill on an annual basis or when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company performs its annual impairment tests for goodwill in the fourth quarter. In accordance with the provisions of SFAS No. 142, the Company calculates the fair value of its reporting units and compares such fair value to the carrying value of the reporting unit to determine if there is any indication of goodwill impairment. The Company’s reporting units consist of North American rehabilitation, European rehabilitation and Tite Liner. To calculate reporting unit fair value, the Company utilizes a discounted cash flow analysis based upon, among other things, certain assumptions about expected future operating performance. Estimates of discounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to business models, changes in the Company’s weighted average cost of capital or changes in operating performance. An impairment charge will be recognized to the extent that the implied fair value of the goodwill balances for each reporting unit is less than the related carrying value. The Company did not identify any goodwill of its continuing operations as being impaired based on management’s impairment analyses performed during 2007, 2006 and 2005. See Note 5 regarding acquired intangible assets and goodwill. See Note 3 regarding goodwill related to discontinued operations.

Foreign Currency Translation

Results of operations for foreign entities are translated using the average exchange rates during the period. Current assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and the related translation adjustments are reported as a separate component of stockholders’ equity.

Newly Adopted Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Standard No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). This standard revises the measurement, valuation and recognition of financial accounting and reporting standards for equity-based employee compensation plans contained in SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). The new rules require companies to expense the value of employee stock options and similar equity-based compensation awards based on fair value recognition provisions determined on the date of grant. The new standard became effective for the Company on January 1, 2006. The Company’s implementation of this standard is described in Note 8.

In July 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements are to reflect expected future tax consequences of such positions presuming the tax authorities’ full knowledge of the position and all relevant facts, but without considering time values. The new standard became effective for the Company on January 1, 2007. The Company’s implementation of this standard is described in Note 11.

Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for consistently measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. Management does not believe that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 will be effective for the Company beginning January 1, 2008. Management does not believe that adoption of this statement will have a material impact on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141(R)”) which replaces SFAS No. 141, Business Combinations, and requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141(R) also requires transaction costs related to the business combination to be expensed as incurred. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). This Statement amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the effect that the adoption of SFAS No. 160 will have on our consolidated financial position, results of operations and cash flows; however the Company does have certain noncontrolling interests in consolidated subsidiaries. If SFAS No. 160 had been applied as of December 31, 2007, the $2.7 million reported as minority interest in the liabilities section on our consolidated balance sheet would have been reported as $2.7 million of noncontrolling interest in subsidiaries in the equity section of our consolidated balance sheet.

3. DISCONTINUED OPERATIONS

On March 29, 2007, the Company announced plans to exit its tunneling business in an effort to better align its operations with its long-term strategic initiatives. The Company has classified the results of operations of its tunneling business as discontinued operations for all periods presented. Substantially all existing tunneling business activity had been completed in early 2008.

During 2007, the Company recorded a total of $5.9 million (pre-tax) related to these activities, including expense for $3.8 million (pre-tax) associated with lease terminations and buyouts, $1.9 million (pre-tax) for employee termination benefits and retention incentives and $0.2 million related to debt financing fees paid on March 28, 2007 in connection with certain amendments to the Company’s Senior Notes and credit facility relating to the closure of the tunneling business. The Company also incurred impairment charges for goodwill and other intangible assets of $9.0 million in the first quarter of 2007. These impairment charges occurred as a result of a thorough review of the fair value of assets and future cash flows to be generated by the business. This review concluded that insufficient fair value existed to support the value of the goodwill and other intangible assets recorded on the balance sheet.

In addition, in 2007, the Company recorded charges totaling $3.0 million (pre-tax) for equipment and other assets. These charges related to assets that, at the date of the announcement, were not being utilized in the business. The impairment was calculated by subtracting current book values from estimated fair values of each of the idle assets. Fair values were determined using data from recent sales of similar assets and other market information. The Company believes the fair value of the remaining fixed assets exceeded the carrying value as of December 31, 2007.

Operating results for discontinued operations are summarized as follows for the years ended December 31 (in thousands):

	2007	2006	2005
Revenues	$62,062	$69,296	$111,687
Gross profit (loss)	3,386	(1,049)	(4,185)
Operating expenses	2,479	3,803	7,617
Closure charges of tunneling business	17,917	—	—
Operating loss	(17,010)	(4,852)	(11,802)
Loss before tax benefits	(15,298)	(2,394)	(11,725)
Tax benefits	(4,975)	(769)	(4,725)
Net loss	(10,323)	1,625	(7,000)

Balance sheet data for discontinued operations was as follows at December 31 (in thousands):

	2007	2006
Receivables, net	$9,001	$7,669
Retainage	9,122	9,684
Costs and estimated earnings in excess of billings	9,063	10,087
Property, plant and equipment, less accumulated depreciation	6,434	14,021
Goodwill	—	8,920
Total assets	40,660	53,660
Billings in excess of costs and estimated earnings	2,768	2,860
Total liabilities	15,783	17,899

4. SUPPLEMENTAL BALANCE SHEET INFORMATION

Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is summarized as follows for the years ended December 31 (in thousands):

	2007	2006	2005
Balance, at beginning of year	$2,600	$2,718	$4,031
Charged to (reversed from) expense	110	180	(24)
Write-offs and adjustments	(292)	(298)	(1,289)

Balance, at end of year	$2,418	$2,600	$2,718

Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts consisted of the following at December 31 (in thousands):

	2007	2006
Costs incurred on uncompleted contracts	$399,301	$270,493
Estimated earnings to date	38,914	57,318

Subtotal	438,215	327,811
Less—Billings to date	(406,227)	(305,897)

Total	$31,988	$21,914

Included in the accompanying balance sheets:
Costs and estimated earnings in excess of billings	$40,590	$31,425
Billings in excess of costs and estimated earnings	(8,602)	(9,511)

Total	$31,988	$21,914

Costs and estimated earnings in excess of billings represent work performed that could not be billed either due to contract stipulations or lacking required contractual documentation. Substantially all unbilled amounts are expected to be billed and collected within one year.

Inventories

Inventories are summarized as follows at December 31 (in thousands):

	2007	2006
Raw materials and supplies	$3,512	$3,072
Work-in-process	5,020	3,897
Finished products	1,150	2,210
Construction materials	8,107	8,486

Total	$17,789	$17,665

Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31 (in thousands):

	Estimated Useful Lives (Years)	2007	2006
Land and land improvements		$8,425	$8,171
Buildings and improvements	5 – 40	30,439	27,285
Machinery and equipment	4 – 10	84,754	84,823
Furniture and fixtures	3 – 10	10,750	8,301
Autos and trucks	3 – 10	35,915	39,146
Construction in progress		5,793	9,539

Subtotal		176,076	177,265
Less—Accumulated depreciation		(102,708)	(100,833)

Total		$73,368	$76,432

Depreciation expense was $16.0 million, $15.3 million and $14.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Other Assets

Other assets are summarized as follows at December 31 (in thousands):

	2007	2006
Investment in affiliates	$8,919	$8,258
License agreements	1,918	2,081
Customer relationships	1,285	1,406
Patents and trademarks	4,329	2,765
Deferred income tax assets, net	4,542	—
Notes receivable from affiliated companies	1,551	—
Non-current tax recoverable	2,352	—
Other	1,636	832

Total	$26,532	$15,342

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31 (in thousands):

	2007	2006
Accounts payable—trade	$50,524	$56,683
Estimated casualty and healthcare liabilities	18,994	20,175
Job costs	13,277	12,777
Compensation and bonus accruals	3,711	5,125
Interest	791	1,314
Job loss reserves	595	197
Other	43	50

Total	$87,935	$96,321

Casualty Insurance and Healthcare Liabilities

The Company obtains actuarial estimates of its liabilities on a quarterly basis and adjusts its reserves accordingly. Estimated casualty insurance and healthcare benefits liabilities are summarized as follows at December 31 (in thousands):

	2007	2006
Casualty insurance	$17,461	$18,370
Healthcare benefits	1,533	1,805

Total	$18,994	$20,175

5. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

In accordance with the requirements of SFAS No. 142, Goodwill and Other Intangible Assets, the Company performed annual impairment tests for goodwill in the fourth quarter of 2007 and 2006. Management retained an independent party to perform a valuation of the Company’s reporting units, which consist of North American rehabilitation, European rehabilitation and Tite Liner, and determined that no impairment of goodwill existed.

Changes in the carrying amount of goodwill for the year ended December 31, 2007 were as follows (in thousands):

Rehabilitation
Balance as of December 31, 2006	$122,620
Foreign currency adjustment	(60)

Balance as of December 31, 2007	$122,560

Amortized intangible assets were as follows (in thousands):

		As of December 31, 2007			As of December 31, 2006
	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
License agreements	23	$3,894	$(1,976)	$1,918	$3,894	$(1,813)	$2,081
Customer relationships	12	1,797	(512)	1,285	1,797	(391)	1,406
Patents and trademarks	15	17,942	(13,613)	4,329	16,048	(13,283)	2,765

Total		$23,633	$(16,101)	$7,532	$21,739	$(15,487)	$6,252

	2007	2006
For the year ended December 31:
Aggregate amortization expense:	$265	$707

Estimated amortization expense:
For year ending December 31, 2008	$852
For year ending December 31, 2009	852
For year ending December 31, 2010	787
For year ending December 31, 2011	740
For year ending December 31, 2012	483

6. LONG-TERM DEBT AND CREDIT FACILITY

Long-term debt, line of credit and notes payable consisted of the following at December 31 (in thousands):

	2007	2006
8.88% Senior Notes, Series A, payable in $15,715 annual installments beginning February 2001 through 2007, with interest payable semiannually	$—	$15,710
6.54% Senior Notes, Series 2003-A, due April 24, 2013	65,000	65,000
Other notes with interest rates from 5.0% to 10.5%	1,097	1,150

Subtotal	66,097	81,860
Less—Current maturities and notes payable	(1,097)	(16,814)

Total	$65,000	$65,046

Principal payments required to be made for each of the next five years and thereafter are summarized as follows (in thousands):

Year	Amount
2008	$1,097
2009	—
2010	—
2011	—
2012	—
Thereafter	65,000

Total	$66,097

At December 31, 2007 and 2006, the estimated fair value of the Company’s long-term debt was approximately $63.5 million and $74.4 million, respectively. Fair value was estimated using market rates for debt of similar risk and maturity.

Senior Notes

On March 28, 2007, the Company amended its $65.0 million Senior Notes, Series 2003-A, due April 24, 2013, to include in the definition of EBITDA all non-recurring charges taken during the year ended December 31, 2007 relating to the Company’s exit from the tunneling operation to the extent deducted in determining consolidated net income for such period, subject to a maximum amount of $34.2 million. In connection with the amendment, the Company paid the noteholders an amendment fee of 0.05% of the outstanding principal balance of Senior Notes, or $32,500. Through December 31, 2007, $17.9 million of non-recurring exit charges were recorded.

In February 2007, the Company made the final scheduled payment of $15.7 million on its Senior Notes, Series A, due February 14, 2007.

Credit Facility

At December 31, 2007, the Company had $14.6 million in letters of credit issued and outstanding under a credit facility with Bank of America, $14.5 million of which was collateral for the benefit of certain of the Company’s insurance carriers and $0.1 million was collateral for work performance. The $35.0 million credit facility allows the Company to borrow under a line of credit and/or through standby letters of credit. There were no other outstanding borrowings under the line of credit facility at December 31, 2007, resulting in $20.4 million in available borrowing capacity under the line of credit facility as of that date.

The credit facility matures April 30, 2008. We anticipate extending the credit facility for another 12 months upon maturity at similar terms. The interest rate on any borrowings under the credit facility equals LIBOR plus a spread determined by the consolidated leverage ratio on our Senior Notes, Series 2003-A.

During 2007, there was financing of certain annual insurance premiums in the amount of $2.6 million, of which $1.1 million remained outstanding at December 31, 2007. These notes will be repaid in full during 2008.

On March 28, 2007, the Company amended its $35.0 million credit facility with Bank of America, N.A., to incorporate by reference certain amendments to its Senior Notes, Series 2003-A, due April 24, 2013, described above. In connection with the amendment, the Company paid Bank of America, N.A., an amendment fee of 0.05% of the borrowing capacity of the credit facility, or $17,500.

At December 31, 2007 and 2006, the Company had no borrowings on the credit facility.

Debt Covenants

At December 31, 2007, the Company was in compliance with all of its debt covenants as required under the Senior Notes and credit facility. The Company believes it has adequate resources to fund future cash requirements and debt repayments for at least the next twelve months with cash generated from operations, existing cash balances, additional short-and long-term borrowing and the sale of assets.

Under the terms of the Senior Notes, Series 2003-A, prepayment could cause the Company to incur a “make-whole” payment to the holder of the notes.

7. STOCKHOLDERS’ EQUITY

Equity Compensation Plans

The 2006 Employee Equity Incentive Plan (“Employee Plan”) provides for equity-based compensation awards, including stock appreciation rights, restricted shares of common stock, performance awards, stock options and stock units. There are 2,000,000 shares of the Company’s common stock registered for issuance under the Employee Plan. The Employee Plan is administered by the compensation committee of the board of directors, which determines eligibility, timing, pricing, amount and other terms or conditions of awards. At December 31, 2007, there were 144,417 options outstanding and 47,789 unvested shares of restricted stock units outstanding under the Employee Plan.

The Employee Plan replaces the 2001 Employee Equity Incentive Plan, and contains substantially the same provisions as the former plan. At December 31, 2007, there were 491,465 options outstanding, 54,300 unvested shares of restricted stock and 4,182 deferred stock units outstanding under the 2001 Employee Equity Incentive Plan.

The 2006 Non-Employee Director Equity Incentive Plan (“Director Plan”) provides for equity-based compensation awards, including non-qualified stock options and stock units. There are 200,000 shares of the Company’s common stock registered for issuance under the Director Plan. The board of directors administers the Director Plan and has the authority to establish, amend and rescind any rules and regulations related to the Director Plan. At December 31, 2007, there were 61,291 deferred stock units outstanding under the Director Plan.

The Director Plan replaces the 2001 Non-Employee Director Equity Incentive Plan, and contains substantially the same provisions as the former plan. At December 31, 2007, there were 45,000 options and 89,625 deferred stock units outstanding under the 2001 Non-Employee Director Equity Incentive Plan.

At December 31, 2007, there were 160,105 options outstanding under the 1992 Employee Stock Option Plan and the 1992 Director Stock Option Plan.

Activity and related expense associated with these plans are described in Note 8.

Shareholders’ Rights Plan

In February 2002, the Company’s board of directors adopted a Shareholders’ Rights Plan. Pursuant to the Shareholders’ Rights Plan, the board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company’s common stock, payable to the Company’s stockholders of record as of March 13, 2002. Each right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.10 par value, at an exercise price of $116.00 per one one-hundredth of a share.

The rights will trade in tandem with the common stock until 10 days after a “distribution event” (i.e., the announcement of an intention to acquire or the actual acquisition of 20% or more of the outstanding shares of common stock), at which time the rights would become exercisable. Upon exercise, the holders of the rights (other than the person who triggered the distribution event) will be able to purchase for the exercise price, shares of common stock (or the common stock of the entity which acquires the company) having the then market value of two times the aggregate exercise price of the rights. The rights expire on March 12, 2012, unless redeemed, exchanged or otherwise terminated at an earlier date.

Treasury Stock

On January 24, 2007, the Company’s Board of Directors approved the retirement of the Company’s treasury stock. Consequently, the Company’s 2,357,464 shares of treasury stock were retired on March 20, 2007, and the number of issued shares was reduced accordingly. The effects on stockholders’ equity included a reduction in common stock by the par value of the shares, and a reduction in additional paid-in capital.

8. EQUITY-BASED COMPENSATION

On January 1, 2006, the Company adopted SFAS No. 123(R). This standard revised the measurement, valuation and recognition of financial accounting and reporting standards for equity-based compensation plans contained in SFAS No. 123, and supersedes APB No. 25. The new standard requires companies to expense the value of employee stock options and similar equity-based compensation awards based on fair value recognition provisions determined on the grant date.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard on January 1, 2006, the effective date of the standard for the Company. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The Company will continue to include tabular, pro forma disclosures in accordance with SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, for all periods prior to January 1, 2006. Beginning in 2007, the Company changed from using the Black-Scholes option-pricing model to the binomial option-pricing model for valuation purposes to more accurately reflect the features of the stock options granted.

Restricted Stock Shares

Restricted shares of the Company’s common stock are awarded from time to time to executive officers and certain key employees of the Company subject to a three-year service restriction, and may not be sold or transferred during the restricted period. Restricted stock compensation is recorded based on the fair value of the restricted stock shares on the award date, which is equal to the Company’s stock price, and charged to expense ratably through the restriction period. Forfeitures of unvested restricted stock cause the reversal of all previous expense recorded as a reduction of current period expense. No restricted stock shares were granted in 2007.

The following table summarizes information about restricted stock activity during the years ended December 31, 2007, 2006 and 2005:

	For the Years Ended December 31,
	2007		2006		2005
	Restricted Stock Shares	Weighted Average Award Date Fair Value	Restricted Stock Shares	Weighted Average Award Date Fair Value	Restricted Stock Shares	Weighted Average Award Date Fair Value
Outstanding, beginning of period	131,500	$17.73	83,900	$16.64	73,600	$15.53
Awarded	—	—	50,800	19.41	55,000	14.65
Vested	(61,022)	18.15	(1,700)	15.72	(2,917)	15.61
Forfeited	(16,178)	18.34	(1,500)	15.50	(41,783)	15.97

Outstanding, end of period	54,300	$17.09	131,500	$17.73	83,900	$16.64

Expense associated with awards of restricted stock shares is presented below (in thousands):

	For the Years Ended December 31,
	2007	2006	2005
Restricted stock share expense	$617	$796	$485
Forfeitures	(14)	(15)	(187)

Restricted stock share expense, net	$603	$781	$298

Unrecognized pre-tax expense of $0.2 million related to restricted stock share awards is expected to be recognized over the weighted average remaining service period of 0.7 years for awards outstanding at December 31, 2007.

Restricted Stock Units

In 2007, restricted stock units were awarded to executive officers and certain key employees of the Company. The restricted stock units generally will vest fully on the third anniversary date of the award if the recipient’s employment with the Company has not terminated on or prior to that date. Restricted stock unit compensation is recorded based on the fair value of the restricted stock units on the grant date, which is equal to the Company’s stock price, and charged to expense ratably through the restriction period. Forfeitures of unvested restricted stock units cause the reversal of all previous expense recorded as a reduction of current period expense.

The following table summarizes information about restricted stock unit activity during the year ended December 31, 2007:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2006	—	—
Awarded	68,247	$22.96
Shares distributed	—	—
Forfeited	(20,458)	25.60

Outstanding at December 31, 2007	47,789	$21.10

Expense associated with awards of restricted stock units for the year ended December 31, 2007 (no restricted stock units were awarded prior to 2007) is presented below (in thousands):

Restricted stock unit expense	$285
Forfeitures	(7)

Restricted stock unit expense, net	$278

Unrecognized pre-tax expense of $0.8 million related to restricted stock unit awards is expected to be recognized over the weighted average remaining service period of 2.2 years for awards outstanding at December 31, 2007.

Deferred Stock Units

Deferred stock units generally are awarded to directors of the Company and represent the Company’s obligation to transfer one share of the Company’s common stock to the grantee at a future date and generally are fully vested on the date of grant. The expense related to the issuance of deferred stock units is recorded according to this vesting schedule.

The following table summarizes information about deferred stock unit activity during the years ended December 31, 2007, 2006 and 2005:

	For the Years Ended December 31,
	2007		2006		2005
	Deferred Stock Units	Weighted Average Award Date Fair Value	Deferred Stock Units	Weighted Average Award Date Fair Value	Deferred Stock Units	Weighted Average Award Date Fair Value
Outstanding, beginning of period	93,807	$18.53	78,432	$16.39	58,800	$16.11
Awarded	61,291	18.48	24,900	24.20	32,282	16.69
Shares distributed	—	—	(9,525)	15.75	(12,650)	15.85

Outstanding, end of period	155,098	$18.51	93,807	$18.53	78,432	$16.39

Expense associated with awards of deferred stock units is presented below (in thousands):

	For the Years Ended December 31,
	2007	2006	2005
Deferred stock unit expense	$608	$603	$539

Stock Options

Stock options on the Company’s common stock are awarded from time to time to executive officers and certain key employees of the Company. Stock options granted generally have a term of seven to ten years and an exercise price equal to the market value of the underlying common stock on the date of grant. Beginning in 2007, the Company changed from using the Black-Scholes option-pricing model to the binomial option-pricing model for valuation purposes to more accurately reflect the features of stock options granted. The fair value of stock options awarded during 2007 and 2006 was estimated at the date of grant based on the assumptions presented in the table below. Volatility, expected term and dividend yield assumptions were based on the Company’s historical experience. The risk-free rate was based on a U.S. treasury note with a maturity similar to the option award’s expected term.

	2007		2006		2005
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Volatility	44.6% – 46.4%	45.1%	41.7% – 45.6%	41.9%	44.0%	44.0%
Expected term (years)	4.5 – 4.8	4.7	4.5 – 4.8	4.8	5.6	5.6
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free rate	4.0% – 4.6%	4.5%	4.3% – 5.0%	4.3%	4.0%	4.0%
Turnover	2.1% – 2.9%	2.8%	2.3% – 2.9%	2.3%	3.3%	3.3%

A summary of stock option activity during the years ended December 31, 2007 and 2006:

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	1,298,392	$19.85	1,381,476	$19.53
Granted	417,604	23.77	330,500	19.74
Exercised	(231,043)	14.34	(243,370)	16.88
Forfeited/Expired	(574,966)	22.59	(170,214)	21.46

Outstanding at December 31	909,987	$21.27	1,298,392	$19.85

Exercisable at December 31	685,428	$21.91	901,667	$20.60

The following table summarizes the outstanding options at December 31, 2007:

Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Yrs)
$10.00 – $15.00	187,752	$14.07	$136,309	3.4
$15.01 – $20.00	277,430	17.86	—	4.9
$20.01 – $25.00	178,732	23.92	—	4.2
$25.01 – $30.00	266,073	28.14	—	3.8

Total Outstanding	909,987	$21.27	$136,309	4.1

The following table summarizes the outstanding options that were exercisable at December 31, 2007:

Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
$10.00 – $15.00	150,783	$13.94	$129,226
$15.01 – $20.00	143,762	17.70	—
$20.01 – $25.00	176,732	23.91	—
$25.01 – $30.00	214,151	28.70	—

Total Exercisable	685,428	$21.91	$129,226

The weighted average remaining contractual term of the outstanding options that were exercisable at December 31, 2007 was 3.7 years.

The intrinsic values above are based on the Company’s closing stock price of $14.80 on December 31, 2007. The weighted average grant-date fair value of options granted was $10.22 and $8.30 during 2007 and 2006, respectively. The Company collected $4.2 million and $4.1 million from stock option exercises that had a total intrinsic value of $0.7 million and $2.3 million in 2007 and 2006, respectively. In 2007 and 2006, the Company recorded a tax benefit from stock option exercises of $0.1 million and $0.8 million, respectively, in additional paid-in capital on the consolidated balance sheets and cash flows from financing activities on the consolidated statements of cash flows. In 2007 and 2006, the Company recorded expense of $2.0 million and $2.9 million, respectively, related to stock option awards. Unrecognized pre-tax expense of $0.6 million and $1.1 million related to stock options is expected to be recognized over the weighted average remaining service period of 1.6 years and 0.9 years for awards outstanding at December 31, 2007 and 2006, respectively.

At December 31, 2007, 2,000,000 and 200,000 shares of common stock were reserved for equity-based compensation awards pursuant to the 2006 Employee Equity Incentive Plan and the 2006 Non-Employee Director Equity Incentive Plan, respectively.

Prior Year Equity Compensation Expense

Prior to January 1, 2006, the Company applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options. The following table illustrates the effect on net income and earnings per share in the year ended December 31, 2005 had the Company applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation, to equity-based compensation (in thousands, except per-share data):

Income from continuing operations, as reported	$20,160
Add: Total equity-based compensation expense included in net income, net of related tax benefits	544
Deduct: Total equity-based compensation expense determined under fair value method for all awards, net of related tax effects	(2,307)

Pro forma income from continuing operations	$18,397

Basis earnings per share from continuing operations as reported	$0.75
Basic earnings per share from continuing operations pro forma	0.69

Diluted earnings per share from continuing operations as reported	$0.75
Diluted earnings per share from continuing operations pro forma	0.68

In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the equity-based compensation expense recorded in the determination of reported net income during the year ended December 31, 2005 is disclosed in the table above. The pro forma equity-based compensation expense includes the recorded expense and the expense related to stock options that was determined using the fair value method.

9. LITIGATION SETTLEMENT

In 1990, the Company initiated proceedings against Cat Contracting, Inc., Michigan Sewer Construction Company, Inc. and Inliner U.S.A., Inc. (subsequently renamed FirstLiner USA, Inc.), along with another party, alleging infringement of certain in-liner Company patents. In August 1999, the United States District Court in Houston, Texas found that one of the Company’s patents was willfully infringed and awarded $9.5 million in damages. After subsequent appeals, the finding of infringement was affirmed, but the award of damages and finding of willfulness were subject to rehearing. The damages and willfullness hearing was completed in the third quarter of 2006. In September 2007, the Court issued its opinion wherein the Court found that the defendants did not willfully infringe the Company’s patent. The Court asked for a recalculation of damages to include prejudgment interest. The damages submitted were approximately $9.6 million.

In October 2007, the Company participated in a mediation with the parties to the proceedings. In December 2007, the Company reached a settlement in principle, which would provide the Company $4.5 million in exchange for releases of the various parties, subject to the finalization of a comprehensive settlement agreement. The Company received $4.5 million in cash in February 2008 in final settlement of this matter.

10. OTHER INCOME (EXPENSE)

Other income (expense) was comprised of the following for the years ended December 31 (in thousands):

	2007	2006	2005
Gain (loss) on sale of fixed assets	$(389)	$3,223	$(2,588)
Other	1,840	576	1,813

Total	$1,451	$3,799	$(775)

11. TAXES ON INCOME (TAX BENEFITS)

Income (loss) from continuing operations before taxes on income (tax benefits) was as follows for the years ended December 31 (in thousands):

	2007	2006	2005
Domestic	$(4,424)	$14,017	$12,800
Foreign	17,495	23,147	15,595

Total	$13,071	$37,164	$28,395

Provisions (benefits) for taxes on income (tax benefit) from continuing operations consisted of the following components for the years ended December 31 (in thousands):

	2007	2006	2005
Current:
Federal	$(1,348)	$2,589	$30
Foreign	5,538	7,323	4,531
State	(134)	1,006	829

Subtotal	4,056	10,918	5,390

Deferred:
Federal	(2,137)	414	3,205
Foreign	(1,845)	364	217
State	(223)	130	101

Subtotal	(4,205)	908	3,523

Total tax provision (benefit)	$(149)	$11,826	$8,913

Income tax (benefit) expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income (loss) before income taxes, equity in income (loss) of joint ventures and minority interests as a result of the following (in thousands):

	2007	2006	2005
Income taxes at U.S. federal statutory tax rate	$4,575	$13,006	$9,938
Increase (decrease) in taxes resulting from:
State income taxes, net of federal income tax benefit	(235)	738	604
Amortization of intangibles	(635)	(711)	(715)
Fuels tax credit	(314)	(293)	(322)
Stock options	307	426	—
Changes in taxes previously accrued	(715)	(42)	(58)
Foreign tax matters	(2,113)	(1,947)	(684)
Valuation allowance on net operating loss carryforwards (NOL)	(1,150)	648	(204)
Non-deductible meals and entertainment	206	187	179
Other matters	(75)	(186)	175

Total tax provision	$(149)	$11,826	$8,913

Effective tax rate	(1.1)%	31.8%	31.9%

Net deferred taxes consisted of the following at December 31 (in thousands):

	2007	2006
Deferred income tax assets:
Foreign tax credit carryforwards	$1,047	$491
Net operating loss carryforwards	7,044	6,124
Accrued expenses	10,818	8,351
Other	1,849	1,468

Total gross deferred income tax assets	20,758	16,434

Less valuation allowance	(3,381)	(4,226)

Net deferred income tax assets	17,377	12,208

Deferred income tax liabilities:
Property, plant and equipment	(4,058)	(5,361)
Other	(7,113)	(5,315)

Total deferred income tax liabilities	(11,171)	(10,676)

Net deferred income tax assets	$6,206	$1,532

The Company’s tax assets and liabilities, netted by taxing location, are in the following captions in the balance sheets (in thousands):

	2007	2006
Current deferred income tax assets, net	$1,664	$2,690
Noncurrent deferred income tax assets (liabilities), net	4,542	(1,158)

Net deferred income tax assets	$6,206	$1,532

The Company’s deferred tax assets at December 31, 2007 included $7.0 million in federal, state and foreign net operating loss (“NOL”) carryforwards. These NOLs include $2.2 million, which if not used will expire between the years 2008 and 2027, and $4.8 million that have no expiration dates. The Company also has foreign tax credit carryforwards of $1.0 million, which will begin to expire in 2015.

For financial reporting purposes, a valuation allowance of $3.4 million has been recognized, to reduce the deferred tax assets related to certain state and foreign net operating loss carryforwards, for which it is more likely than not that the related tax benefits will not be realized, due to uncertainties as to the timing and amounts of future taxable income. The valuation allowance at December 31, 2006, was $4.2 million relating to the same items described above.

On January 1, 2007, the Company adopted the provisions of FIN No. 48, issued by the FASB. FIN No. 48 prescribes a more-likely-than-not threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure of uncertain tax positions in financial statements.

Upon the adoption of FIN No. 48, the Company increased its liability for unrecognized tax benefits by $2.8 million of which $0.3 million was recorded as a reduction of the beginning balance of retained earnings A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$3,506
Additions for tax positions of prior years	553
Lapse in statute of limitations	(729)
Foreign currency translation	128

Balance at December 31, 2007	$3,458

The total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $0.7 million.

The Company recognizes interest and penalties, if any, accrued related to unrecognized tax benefits in income tax expense. Upon adoption of FIN No. 48, we accrued $0.6 million for interest. In addition, during 2007, approximately $0.2 million was accrued for interest.

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will change in 2008. The Company has certain tax return years subject to statutes of limitation that will expire within twelve months. Unless challenged by tax authorities, the expiration of those statutes of limitation is expected to result in the recognition of uncertain tax positions in the amount of approximately $0.4 million.

The Company is subject to taxation in the United States, various states and foreign jurisdictions. The Company’s tax years for 1999 through 2007 are subject to examination by the tax authorities. During third quarter 2007, the IRS initiated an examination of the Company’s Federal income tax return for the calendar year

2005. In addition, a number of state examinations are currently ongoing. With few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2004.

The Company provides for U.S. income taxes, net of available foreign tax credits, on earnings of consolidated international subsidiaries that it plans to remit to the U.S. The Company does not provide for U.S. income taxes on the remaining earnings of these subsidiaries, as it expects to reinvest these earnings overseas or it expects the taxes to be minimal based upon available foreign tax credits.

12. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases a number of its administrative operations facilities under non-cancellable operating leases expiring at various dates through 2030. In addition, the Company leases certain construction, automotive and computer equipment on a multi-year, monthly or daily basis. Rental expense in 2007, 2006 and 2005 was $16.8 million, $18.5 million and $19.4 million, respectively.

At December 31, 2007, the future minimum lease payments required under the non-cancellable operating leases were as follows (in thousands):

Year	Minimum Lease Payments
2008	$9,401
2009	6,037
2010	3,348
2011	1,853
2012	404
Thereafter	1,300

Total	$22,343

Litigation

In December 2003, Environmental Infrastructure Group, L.P. (“EIG”) filed suit in the District Court of Harris County, Texas, against several defendants, including Kinsel Industries, Inc. (“Kinsel”), a wholly-owned subsidiary of the Company, seeking unspecified damages. The suit alleges, among other things, that Kinsel failed to pay EIG monies due under a subcontractor agreement. In February 2004, Kinsel filed an answer, generally denying all claims, and also filed a counter-claim against EIG based upon EIG’s failure to perform work required of it under the subcontract. In June 2004, EIG amended its complaint to add the Company as an additional defendant and included a claim for lost opportunity damages. In December 2004, the Company and Kinsel filed third-party petitions against the City of Pasadena, Texas, on the one hand, and Greystar-EIG, LP, Grey General Partner, LLC and Environmental Infrastructure Management, LLC (collectively, the “Greystar Entities”), on the other hand. EIG also amended its petition to add a fraud claim against Kinsel and the Company and also requested exemplary damages. The original petition filed by EIG against Kinsel seeks damages for funds that EIG claims should have been paid to EIG on a wastewater treatment plant built for the City of Pasadena. Kinsel’s third-party petition against the City of Pasadena seeks approximately $1.4 million in damages to the extent EIG’s claims against Kinsel have merit and were appropriately requested. The third-party petition against the Greystar Entities seeks damages based upon fraudulent conveyance, alter ego and single business enterprise (the Greystar Entities are the successors-in-interest to all or substantially all of the assets of EIG, now believed to be defunct). Following the filing of the third-party petitions, the City of Pasadena filed a motion to dismiss based upon lack of jurisdiction claiming the City is protected by sovereign immunity. The trial court denied the City’s motion and the suit was stayed pending appeal of the City’s motion to the Court of Appeals in Corpus Christi, Texas. On

March 16, 2006, the Texas Court of Appeals affirmed the trial court’s denial of the City’s motion. The City appealed the matter to the Texas Supreme Court, which reversed and remanded the case back to the District Court to consider the City’s plea to jurisdiction in light of a recently enacted Texas statute that waives governmental immunity. The parties have agreed upon a docket control order setting the matter for trial in February 2009. The Company believes that the factual allegations and legal claims made against it and Kinsel are without merit and intends to vigorously defend them.

On June 3, 2005, the Company filed a lawsuit in the United States District Court in Memphis, Tennessee against Per Aarsleff A/S, a publicly traded Danish company, and certain of its subsidiaries and affiliates. Since approximately 1980, Per Aarsleff and its subsidiaries held licenses for the Insituform® CIPP process in various countries in Northern and Eastern Europe, Taiwan, Russia and South Africa. Per Aarsleff also is a 50% partner in the Company’s German joint venture and a 25% partner in the Company’s manufacturing company in Great Britain. The Company’s lawsuit seeks, among other things, monetary damages in an unspecified amount for the breach by Per Aarsleff of its license and implied license agreements with the Company and for royalties owed by Per Aarsleff under the license and implied license agreements. On May 12, 2006, the Company amended its lawsuit in Tennessee to (i) seek damages based upon Per Aarsleff’s continued use of Company-patented technology in Denmark, Sweden and Finland following termination of the license agreements, (ii) seek damages based upon Per Aarsleff’s use of Company trade secrets in connection with the operation of its Danish manufacturing facility and (iii) seek an injunction against Per Aarsleff’s continued operation of its manufacturing facility. Per Aarsleff filed its Answer and Affirmative Defenses to the Company’s Amended Complaint on May 25, 2006. On October 25, 2006, Per Aarsleff filed a two count counterclaim against the Company seeking to recover royalties payments paid to the Company. On December 29, 2006, the Company and Per Aarsleff’s 50%-owned Taiwanese subsidiary (“PIEC”) settled their respective claims against each other in exchange for PIEC paying the Company $375,000, which amount was paid on December 29, 2006 (settlement of Taiwanese claims only, remainder of lawsuit continues). Based upon the results of audits performed by the Company at Per Aarsleff’s facilities in Denmark, Finland, Sweden and Poland, on May 25, 2007 the Company, with leave granted by the Court, amended it lawsuit in Tennessee to allege that Per Aarsleff committed fraud in its underreporting as well as misreporting of installation contract revenues for the years 1999 – 2004. On February 22, 2008, the Court dismissed the fraud claims against Per Aarsleff and the Company’s request for punitive damages. In its order, the Court concluded that Delaware law does not recognize a claim for fraudulent misrepresentation in the context of a breach of contract action. At December 31, 2007, excluding the effects of the claims specified in the lawsuit, Per Aarsleff owed the Company approximately $0.5 million related to royalties due under the various license and implied license agreements (over and above the Taiwanese settlement amount and the amounts allegedly underreported or misreported by Per Aarsleff) based upon royalty reports prepared and submitted by Per Aarsleff. The Company believes that these receivables are fully collectible at this time. At December 31, 2007, the Company had not recorded any receivable related to this lawsuit.

Boston Installation

In August 2003, the Company began a CIPP process installation in Boston. The $1.0 million project required the Company to line 5,400 feet of a 109-year-old, 36- to 41-inch diameter unusually shaped hand-laid rough brick pipe. Many aspects of this project were atypical of the Company’s normal CIPP process installations. Following installation, the owner rejected approximately 4,500 feet of the liner and all proposed repair methods. All rejected liner was removed and re-installed, and the Company recorded a loss of $5.1 million on this project in the year ended December 31, 2003. During the first quarter of 2005, the Company, in accordance with its agreement with the client, inspected the lines. During the course of such inspection, it was determined that the segment of the liner that was not removed and re-installed in early 2004 was in need of replacement in the same fashion as all of the other segments replaced in 2004. The Company completed its assessment of the necessary remediation and related costs and began work with respect to such segment late in the second quarter of 2005. The Company’s remediation work with respect to this segment was completed during the third quarter of 2005. The Company incurred costs of approximately $2.4 million with respect to the 2005 remediation work, which costs were recorded in the second quarter of 2005.

Under the Company’s “Contractor Rework” special endorsement to its primary comprehensive general liability insurance policy, the Company filed a claim with its primary insurance carrier relative to rework of the Boston project. The carrier has paid the Company the primary coverage of $1 million, less a $250,000 deductible, in satisfaction of its obligations under the policy.

The Company’s excess comprehensive general liability insurance coverage is in an amount far greater than the costs associated with the liner removal and re-installation. The Company believes the “Contractor Rework” special endorsement applies to the excess insurance coverage; it incurred costs in excess of the primary coverage and it notified its excess carrier of the claim in 2003. The excess insurance carrier denied coverage in writing without referencing the “Contractor Rework” special endorsement, and subsequently indicated that it did not believe that the “Contractor Rework” special endorsement applied to the excess insurance coverage.

In March 2004, the Company filed a lawsuit in United States District Court in Boston, Massachusetts against its excess insurance carrier for such carrier’s failure to acknowledge coverage and to indemnify the Company for the entire loss in excess of the primary coverage. In March 2005, the Court granted the Company’s partial motion for summary judgment, concluding that the Company’s policy with its excess insurance carrier followed form to the Company’s primary insurance carrier’s policy. On May 25, 2006, the Court entered an order denying a motion for reconsideration previously filed by the excess insurance carrier, thereby reaffirming its earlier opinion. In September 2006, the Company filed a motion for summary judgment as to the issue of whether the primary insurance carrier’s policy provided coverage for the underlying claim and as to the issue of damages. The excess insurance carrier also filed a motion for summary judgment as to the issue of primary coverage. On September 28, 2007, the Court entered an order that granted the Company’s motion for summary judgment as to liability and denied the excess insurance carrier’s motion. The Court found that the excess carrier’s policy followed form to the primary policy and that the claim was covered under both policies. However, the Court found that there were factual questions as to the amount of the Company’s claim. The case was set for a jury trial as to damages on February 4, 2008. The day before trial was to begin, the excess insurance carrier advised the Court that it would stipulate to a damages award equal to the award the Company would ask the jury to award, $6,054,899. The Company and the excess carrier are attempting to negotiate an agreed award of prejudgment interest. If they cannot reach an agreement, the Court will determine the amount of the prejudgment interest to be awarded and enter a final judgment from which the excess insurance carrier is expected to appeal.

During the second quarter of 2005, the Company, in consultation with outside legal counsel, determined that the likelihood of recovery from the excess insurance carrier was probable and that the amount of such recovery was reliably estimable. An insurance claims expert retained by the Company’s outside legal counsel reviewed the documentation produced with respect to the claim and, based on this review, provided the Company with an estimate of the costs that had been sufficiently documented and substantiated to date. The excess insurance carrier’s financial viability also was investigated during this period and was determined to have a strong rating of A+ with the leading insurance industry rating service. Based on these factors, the favorable court decisions in March 2005 and September 2007, the Company believes that recovery from the excess insurance carrier is both probable and reliably estimable and has recorded an insurance claim receivable in connection with this matter.

The total claim receivable was $7.6 million at December 31, 2007 and is composed of documented remediation costs and pre-judgment interest as outlined in the table below:

	Documented Remediation Costs	Pre-Judgment Interest	Total
	(in thousands)
Claim recorded June 30, 2005	$5,872	$275	$6,147
Interest recorded July through December 31, 2005	—	165	165
Additional documented remediation costs recorded in the second quarter of 2006	526	—	526
Adjustment based on current developments(1)	(343)	—	(343)
Interest recorded in 2006 and 2007	—	1,102	1,102

Claim receivable balance, December 31, 2007	$6,055	$1,542	$7,597

(1)	During the second quarter of 2007, the claim was adjusted down by $0.3 million as a result of current developments in the matter. Interest was adjusted accordingly.

Department of Justice Investigation

The Company has incurred costs in responding to two United States government subpoenas relating to the investigation of alleged public corruption and bid rigging in the Birmingham, Alabama metropolitan area during the period from 1997 to 2003. The Company has produced hundreds of thousands of documents in an effort to fully comply with these subpoenas, which the Company believes were issued to most, if not all, sewer repair contractors and engineering firms that had public sewer projects in the Birmingham area. Indictments of public officials, contractors, engineers and contracting and engineering companies were announced in February, July and August of 2005, including the indictment of a former joint venture partner of the Company. A number of those indicted, including the Company’s former joint venture partner and its principals, have been convicted or pleaded guilty and have now been sentenced and fined. The Company has been advised by the government that it is not considered a target of the investigations at this time. The investigations are ongoing and the Company may have to continue to incur substantial costs in complying with its obligations in connection with the investigations. The Company has been fully cooperative throughout the investigations.

Other Litigation

The Company is involved in certain other litigation incidental to the conduct of its business and affairs. Management, after consultation with legal counsel, does not believe that the outcome of any such other litigation will have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

Retirement Plans

Substantially all of the Company’s U.S. employees are eligible to participate in the Company’s sponsored defined contribution savings plan, which is a qualified plan under the requirements of Section 401(k) of the Internal Revenue Code. Total Company contributions to the domestic plan were $1.9 million, $1.8 million and $2.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In addition, certain foreign subsidiaries maintain various other defined contribution retirement plans. Company contributions to such plans for the years ended December 31, 2007, 2006 and 2005 were $1.3 million, $0.9 million and $1.1 million, respectively.

Guarantees

The Company has entered into several contractual joint ventures in order to develop joint bids on contracts for its installation business and for tunneling operations. In these cases, the Company could be required to complete the joint venture partner’s portion of the contract if the partner were unable to complete its portion. The Company would be liable for any amounts for which the Company itself could not complete the work and for which a third party contractor could not be located to complete the work for the amount awarded in the contract. While the Company would be liable for additional costs, these costs would be offset by any related revenues due under that portion of the contract. The Company has not experienced material adverse results from such arrangements. Based on these facts, while there can be no assurances, the Company currently does not anticipate any future material adverse impact on its consolidated financial position, results of operations or cash flows.

The Company also has many contracts that require the Company to indemnify the other party against loss from claims of patent or trademark infringement. The Company also indemnifies its surety against losses from third party claims of subcontractors. The Company has not experienced material losses under these provisions and, while there can be no assurances, currently does not anticipate any future material adverse impact on its consolidated financial position, results of operations or cash flows.

The Company regularly reviews its exposure under all its engagements, including performance guarantees by contractual joint ventures and indemnification of its surety. As a result of the most recent review, the Company has determined that the risk of material loss is remote under these arrangements and has not recorded a liability for these risks at December 31, 2007 on its consolidated balance sheet.

13. DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company may enter into foreign currency forward contracts to fix exchange rates for net investments in foreign operations. The Company’s currency forward contracts as of December 31, 2007, relate only to Canadian Dollar, Euro and Pound Sterling exchange rates. At December 31, 2007, a net deferred loss of $0.1 million related to these hedges was recorded in accounts payable and accrued expenses and other comprehensive income on the consolidated balance sheet. All hedges were effective, and therefore, no gain or loss was recorded in earnings.

The following table summarizes the Company’s derivative instrument activity at December 31, 2007:

	Notional Amount	Weighted Average Remaining Maturity in Months	Average Exchange Rate
Canadian Dollar	$20,000,000	4.0	1.002
Euro	€5,000,000	4.0	1.426
Pound Sterling	£5,000,000	4.0	2.033

14. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in three distinct markets: sewer rehabilitation, water rehabilitation and energy and mining services. Management organizes the enterprise around differences in products and services, as well as by geographic areas. Within the sewer rehabilitation market, the Company operates in three distinct geographies: North America, Europe and internationally outside of North America and Europe. As such, the Company is now organized into five reportable segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. Each segment will be regularly reviewed and evaluated separately.

In 2008, the Company has been in transition following the appointment of a new Chief Executive Officer in April. The Company has also realigned management of certain of its operations and experienced growth in certain previously immaterial operations. As a result of a review and assessment of the Company’s business operations by the Company’s new Chief Executive Officer, and in connection with the Company’s regular review and evaluation of its reportable segments, the Company identified new reportable segments according to the guidance of SFAS No. 131. The Company previously had two reportable segments—Rehabilitation and Tite Liner. In connection with the realignment, the Company divided the Rehabilitation segment into four new reportable segments, and renamed the Tite Liner segment as its Energy and Mining segment. Previously reported data has been updated to reflect this change.

The following disaggregated financial results have been prepared using a management approach that is consistent with the basis and manner with which management internally disaggregates financial information for the purpose of making internal operating decisions. The Company evaluates performance based on stand-alone operating income (loss).

Corporate expenses previously allocated to our tunneling business have been re-allocated to our five reportable segments, North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation, and Energy and Mining, for all periods presented. Re-allocated expenses were $3.7 million, $4.5 million and $5.1 million in 2007, 2006 and 2005, respectively. Re-allocated expenses were allocated proportionally based on previously allocated expenses.

There were no customers that accounted for more than 10% of the Company’s revenues during any year in the three-year period ended December 31, 2007.

Financial information by segment was as follows at December 31 (in thousands):

	2007	2006	2005
Revenues:
North American Sewer Rehabilitation	$348,085	$394,453	$359,309
European Sewer Rehabilitation	100,658	85,782	85,486
Asia-Pacific Sewer Rehabilitation	973	717	277
Water Rehabilitation	4,428	268	—
Energy and Mining	41,606	46,199	38,523

Total revenues	$495,570	$527,419	$483,595

Operating income (loss):
North American Sewer Rehabilitation	$1,133	$23,384	$24,419
European Sewer Rehabilitation	5,368	3,504	4,744
Asia-Pacific Sewer Rehabilitation	(507)	717	277
Water Rehabilitation	(1,584)	(147)	—
Energy and Mining	9,120	8,853	6,105

Total operating income	$13,530	$36,311	$35,545

Total assets:
North American Sewer Rehabilitation	$330,547	$333,950	$296,465
European Sewer Rehabilitation	51,925	36,409	49,277
Asia-Pacific Sewer Rehabilitation	952	199	151
Water Rehabilitation	2,386	24	—
Energy and Mining	20,027	20,810	15,255
Corporate	94,643	105,017	93,927
Discontinued operations	40,660	53,660	63,253

Total assets	$541,140	$550,069	$518,328

	2007	2006	2005
Capital expenditures:
North American Sewer Rehabilitation	$5,389	$10,166	$16,440
European Sewer Rehabilitation	3,287	2,395	3,131
Asia-Pacific Sewer Rehabilitation	70	—	—
Water Rehabilitation	12	3	—
Energy and Mining	719	870	527
Corporate	5,571	6,279	4,549

Total capital expenditures	$14,978	$19,713	$24,647

Depreciation and amortization:
North American Sewer Rehabilitation	$11,408	$11,789	$10,682
European Sewer Rehabilitation	1,899	2,048	2,584
Asia-Pacific Sewer Rehabilitation	—	—	—
Water Rehabilitation	1	1	—
Energy and Mining	720	594	818
Corporate	2,224	2,188	2,288

Total depreciation and amortization	$16,252	$16,620	$16,372

Financial information by geographic area was as follows at December 31 (in thousands):

	2007	2006	2005
Revenues:
United States	$329,136	$379,054	$350,854
Europe	106,881	90,259	89,716
Canada	46,307	44,101	31,169
Other foreign	13,246	14,005	11,856

Total revenues	$495,570	$527,419	$483,595

Operating income (loss):
United States	$(4,443)	$15,180	$20,091
Europe	7,614	8,945	8,734
Canada	8,428	9,484	5,296
Other foreign	1,931	2,702	1,424

Total operating income	$13,530	$36,311	$35,545

Long-lived assets:
United States	$74,352	$68,304	$68,261
Europe	21,948	20,163	17,993
Canada	2,419	2,222	2,292
Other foreign	1,181	1,085	783

Total long-lived assets	$99,900	$91,774	$89,329

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial data was as follows for the years ended December 31, 2007 and 2006 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2007:
Revenues	$114,982	$124,969	$125,640	$129,979
Gross profit	20,383	28,050	25,639	25,036
Operating income (loss)	(3,802)	4,028	4,001	9,303
Income (loss) from continuing operations	(3,288)	2,433	4,679	9,042
Income (loss) from discontinued operations	(11,988)	763	(197)	1,099
Net income (loss)	(15,276)	3,196	4,482	10,141
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(0.12)	$0.09	$0.17	$0.33
Income (loss) from discontinued operations	(0.44)	0.03	(0.01)	0.04

Net income (loss)	$(0.56)	$0.12	$0.16	$0.37
Diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.12)	$0.09	$0.17	$0.33
Income (loss) from discontinued operations	(0.44)	0.03	(0.01)	0.04

Net income (loss)	$(0.56)	$0.12	$0.16	$0.37

Year ended December 31, 2006:
Revenues	$124,180	$139,743	$128,074	$135,422
Gross profit	29,281	33,895	32,508	33,319
Operating income	7,673	9,145	9,177	10,316
Income from continuing operations	4,176	5,942	5,906	10,279
Income (loss) from discontinued operations	(1,142)	(427)	(211)	155
Net income	3,034	5,515	5,695	10,434
Basic earnings (loss) per share:
Income from continuing operations	$0.15	$0.22	$0.23	$0.37
Income (loss) from discontinued operations	(0.04)	(0.02)	(0.01)	0.01

Net income	$0.11	$0.20	$0.22	$0.38
Diluted earnings (loss) per share
Income from continuing operations	$0.15	$0.22	$0.22	$0.37
Income (loss) from discontinued operations	(0.04)	(0.02)	(0.01)	0.01

Net income	$0.11	$0.20	$0.21	$0.38

INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues	$137,877	$125,640	$399,390	$365,591
Cost of revenues	105,655	100,000	309,152	291,519

Gross profit	32,222	25,640	90,238	74,072
Operating expenses	21,948	21,638	70,494	69,846

Operating income	10,274	4,002	19,744	4,226
Other income (expense):
Interest income	823	689	2,410	2,348
Interest expense	(1,161)	(1,331)	(3,546)	(4,139)
Other	(68)	475	937	1,043

Total other expense	(406)	(167)	(199)	(748)

Income before taxes on income	9,868	3,835	19,545	3,478
Taxes on income (tax benefits)	2,035	(654)	4,842	(604)

Income before minority interests and equity in earnings (losses) of affiliated companies	7,833	4,489	14,703	4,082
Minority interests	(393)	(120)	(726)	(252)
Equity in earnings (losses) of affiliated companies	351	311	(243)	(8)

Income from continuing operations	7,791	4,680	13,734	3,822
Loss from discontinued operations, net of tax	(1,139)	(198)	(1,744)	(11,421)

Net income (loss)	$6,652	$4,482	$11,990	$(7,599)

Earnings (loss) per share:
Basic:
Income from continuing operations	$0.28	$0.17	$0.50	$0.14
Loss from discontinued operations	(0.04)	(0.01)	(0.06)	(0.42)

Net income (loss)	0.24	0.16	0.44	(0.28)
Diluted:
Income from continuing operations	$0.28	$0.17	$0.49	$0.14
Loss from discontinued operations	(0.04)	(0.01)	(0.06)	(0.42)

Net income (loss)	0.24	0.16	0.43	(0.28)

The accompanying notes are an integral part of the consolidated financial statements.

INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share amounts)

	September 30, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$90,062	$78,961
Restricted cash	2,058	2,487
Receivables, net	96,893	85,774
Retainage	22,858	23,444
Costs and estimated earnings in excess of billings	43,737	40,590
Inventories	17,436	17,789
Prepaid expenses and other assets	31,615	28,975
Current assets of discontinued operations	17,093	31,269

Total current assets	321,752	309,289

Property, plant and equipment, less accumulated depreciation	71,977	73,368

Other assets
Goodwill	122,437	122,560
Other assets	24,457	26,532

Total other assets	146,894	149,092
Non-current assets of discontinued operations	7,157	9,391

Total Assets	$547,780	$541,140

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt and line of credit	$1,523	$1,097
Accounts payable and accrued expenses	99,430	87,935
Billings in excess of costs and estimated earnings	8,244	8,602
Current liabilities of discontinued operations	4,361	14,830

Total current liabilities	113,558	112,464
Long-term debt, less current maturities	65,000	65,000
Other liabilities	4,372	7,465
Non-current liabilities of discontinued operations	874	953

Total liabilities	183,804	185,882

Minority interests	3,222	2,717

Stockholders’ equity
Preferred stock, undesignated, $.10 par—shares authorized 2,000,000; none outstanding	—	—
Common stock, $.01 par—shares authorized 60,000,000; shares issued and outstanding 27,929,533 and 27,420,623	279	275
Additional paid-in capital	107,901	104,332
Retained earnings	250,966	238,976
Accumulated other comprehensive income	1,608	8,958

Total stockholders’ equity	360,754	352,541

Total Liabilities and Stockholders’ Equity	$547,780	$541,140

The accompanying notes are an integral part of the consolidated financial statements.

INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	For the Nine Months Ended September 30,
	2008	2007
Cash flows from operating activities:
Net income (loss)	$11,990	$(7,599)
Loss from discontinued operations	1,744	11,421

Income from continuing operations	13,734	3,822
Adjustments to reconcile to net cash provided by (used in) operating activities:
Depreciation and amortization	12,973	11,950
Gain on sale of fixed assets	(1,452)	(2,401)
Equity-based compensation expense	3,555	3,005
Deferred income taxes	710	(5,114)
Other	(138)	(1,692)
Changes in operating assets and liabilities:
Restricted cash	327	(1,404)
Receivables net, retainage and costs and estimated earnings in excess of billings	(20,510)	(2,556)
Inventories	(55)	(371)
Prepaid expenses and other assets	(4,457)	(7,470)
Accounts payable and accrued expenses	8,883	(7,984)

Net cash provided by (used in) operating activities of continuing operations	13,570	(10,215)
Net cash provided by operating activities of discontinued operations	466	4,360

Net cash provided by (used in) operating activities	14,036	(5,855)

Cash flows from investing activities:
Capital expenditures	(11,085)	(12,462)
Proceeds from sale of fixed assets	1,521	2,182

Net cash used in investing activities of continuing operations	(9,564)	(10,280)
Net cash provided by (used in) investing activities of discontinued operations	1,339	(4,175)

Net cash used in investing activities	(8,225)	(14,455)

Cash flows from financing activities:
Proceeds from issuance of common stock	256	2,496
Additional tax benefit from stock option exercises recorded in additional paid-in capital	—	148
Proceeds from notes payable	2,580	2,648
Principal payments on notes payable	(2,154)	(1,921)
Net proceeds from line of credit	—	5,000
Principal payments on long-term debt	—	(15,768)

Net cash provided by (used in) financing activities	682	(7,397)

Effect of exchange rate changes on cash	4,608	9,326

Net increase (decrease) in cash and cash equivalents for the period	11,101	(18,381)
Cash and cash equivalents, beginning of period	78,961	96,393

Cash and cash equivalents, end of period	$90,062	$78,012

The accompanying notes are an integral part of the consolidated financial statements.

INSITUFORM TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. GENERAL

The accompanying unaudited consolidated financial statements of Insituform Technologies, Inc. and its subsidiaries (“Insituform” or the “Company”) reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as of and for the three and nine months ended September 30, 2008 and 2007. The unaudited consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and, consequently, do not include all the disclosures normally made in an Annual Report on Form 10-K. Accordingly, the unaudited consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2008.

The results of operations for the three and nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year.

2. ACCOUNTING POLICIES

Newly Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 became partially effective for the Company on January 1, 2008 (SFAS No. 157 is not yet effective for non-financial assets and liabilities). SFAS No. 157 establishes a hierarchy in order to segregate fair value measurements using quoted prices in active markets for identical assets or liabilities, significant other observable inputs and significant unobservable inputs. For assets and liabilities that are measured at fair value on a recurring basis, SFAS No. 157 requires disclosure of information that enables users of financial statements to assess the inputs used to determine fair value based on the aforementioned hierarchy. See Note 10 for further information regarding the Company’s assets and liabilities that are measured at fair value on a recurring basis.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 was effective for the Company on January 1, 2008. However, the Company has not elected to apply the provisions of SFAS No. 159 to any of the Company’s financial assets and financial liabilities, as permitted by SFAS No. 159.

Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141, Business Combinations, and requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141(R) also requires transaction costs related to the business combination to be expensed as incurred. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. Adoption of this statement will impact the Company’s consolidated financial position and results of operations if it completes a business combination subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). This Statement amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effect that the adoption of SFAS No. 160 will have on its consolidated financial position, results of operations and cash flows. However, the Company does have certain noncontrolling interests in consolidated subsidiaries. If SFAS No. 160 had been applied as of September 30, 2008, the $3.2 million reported as minority interest in the liabilities section on the Company’s consolidated balance sheet would have been reported as $3.2 million of noncontrolling interest in subsidiaries in the equity section of its consolidated balance sheet.

3. SHARE INFORMATION

Earnings (loss) per share have been calculated using the following share information:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Weighted average number of common shares used for basic EPS	27,490,413	27,316,092	27,559,721	27,284,067
Effect of dilutive stock options and restricted stock	705,532	203,507	633,784	—

Weighted average number of common shares and dilutive potential common stock used in dilutive EPS	28,195,945	27,519,599	28,193,505	27,284,067

In the nine-month period ended September 30, 2007, the effect of in-the-money stock options, restricted stock, restricted stock units and deferred stock units of 322,331 were not considered in the calculation of loss per share as the effect would have been anti-dilutive.

The Company excluded 465,434 and 593,656 stock options for the three months ended September 30, 2008 and 2007, respectively, and 526,212 and 460,056 stock options for the nine months ended September 30, 2008 and 2007, respectively, from the diluted earnings per share calculations for the Company’s common stock because they were anti-dilutive as their exercise prices were greater than the average market price of common shares for each period.

4. DISCONTINUED OPERATIONS

On March 29, 2007, the Company announced plans to exit its tunneling business in an effort to align better its operations with its long-term strategic initiatives. In the years leading up to 2007, operating results in the tunneling business limited the Company’s ability to invest in international and inorganic growth opportunities. The tunneling business also required a significant amount of senior management’s time. The closure has enabled the Company to realign its management structure and reallocate management resources and Company capital to implement its long-term strategy.

The Company has classified the results of operations of its tunneling business as discontinued operations for all periods presented. Substantially all existing tunneling business activity had been completed in early 2008.

In the first quarter of 2007, the Company recorded $16.8 million in closure costs related to the tunneling business. The Company recorded a total of $4.8 million (pre-tax) related to closure activities, including expense for $3.6 million (pre-tax) associated with lease terminations and buyouts, $1.1 million (pre-tax) for employee termination benefits and retention incentives and $0.1 million related to debt financing fees paid on March 28,

2007 in connection with certain amendments to the Company’s Senior Notes and credit facility relating to the closure of the tunneling business. The Company also incurred impairment charges for goodwill and other intangible assets of $9.0 million in the first quarter of 2007. In addition, in 2007, the Company recorded charges totaling $3.0 million (pre-tax) for equipment and other assets. Net closure (reversals) charges relating to equipment and other asset transactions of $(0.3) million and $0.9 million were recorded in the third quarter of 2008 and 2007, respectively.

Operating results for discontinued operations are summarized as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues	$(584)	$13,458	$6,987	$49,163
Gross profit (loss)	(995)	692	(1,729)	2,724
Operating expenses	1,260	411	2,321	2,072
Closure charges (reversals) of tunneling business	(300)	940	(777)	17,783
Operating loss	(1,955)	(659)	(3,273)	(17,131)
Loss before tax benefits	(1,955)	(344)	(2,902)	(16,730)
Tax benefits	816	146	1,158	5,309
Net loss	(1,139)	(198)	(1,744)	(11,421)

Balance sheet data for discontinued operations was as follows at September 30, 2008 and December 31, 2007 (in thousands):

	September 30, 2008	December 31, 2007
Receivables, net	$4,618	$9,001
Retainage	7,169	9,122
Costs and estimated earnings in excess of billings	4,687	9,063
Prepaid expenses and other current assets	619	4,083
Property, plant and equipment, less accumulated depreciation	4,483	6,434
Other assets	2,674	2,957

Total assets	$24,250	$40,660

Accounts payable and accrued expenses	$4,240	$12,062
Billings in excess of costs and estimated earnings	121	2,768
Other liabilities	874	953

Total liabilities	$5,235	$15,783

5. ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets include license agreements, customer relationships and patents and trademarks. Intangible assets at September 30, 2008 and December 31, 2007 were as follows (in thousands):

	Weighted Average Useful Lives (Years)	As of September 30, 2008			As of December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
License agreements	20	$3,840	$(2,044)	$1,796	$3,894	$(1,976)	$1,918
Customer relationships	15	1,797	(602)	1,195	1,797	(512)	1,285
Patents and trademarks	16	20,206	(13,867)	6,339	17,942	(13,613)	4,329

Total		$25,843	$(16,513)	$9,330	$23,633	$(16,101)	$7,532

	2008	2007
Aggregate amortization expense:
For the three months ended September 30:	$282	$68
For the nine months ended September 30:	863	185
Estimated amortization expense:
For year ending December 31, 2008	$1,026
For year ending December 31, 2009	652
For year ending December 31, 2010	597
For year ending December 31, 2011	541
For year ending December 31, 2012	497

6. LONG-TERM DEBT AND CREDIT FACILITY

Financing Arrangements

On April 4, 2008, the Company amended its $35.0 million credit facility with Bank of America, N.A., to extend the maturity date of the credit facility to April 30, 2009 and increase the Company’s borrowing rates on Eurodollar loans and letters of credit by 0.25% (now ranging from 1.25% to 2.25%), among other things.

At September 30, 2008, the Company had $15.9 million in letters of credit issued and outstanding under its credit facility with Bank of America, $14.5 million of which was collateral for the benefit of certain of the Company’s insurance carriers and $1.4 million was collateral for work performance. The $35.0 million credit facility allows the Company to borrow under a line of credit and/or through standby letters of credit. There were no other outstanding borrowings under the line of credit facility at September 30, 2008, resulting in $19.1 million in available borrowing capacity under the line of credit facility as of that date. At September 30, 2007, the Company had $5.0 million outstanding borrowings on its credit facility.

In May 2008, the Company entered into financing arrangements for certain annual insurance premiums in the amount of $0.7 million. Through the third quarter, the Company has repaid $0.4 million. In July 2008, the Company entered into additional financing arrangements for certain annual insurance premiums in the amount of $1.7 million, of which the Company has repaid $0.6 million. At September 30, 2008, $1.5 million remained outstanding for the two financing arrangements. The Company intends to repay these notes in full by the end of the first quarter of 2009.

Debt Covenants

At September 30, 2008, the Company was in compliance with all of its debt covenants as required under the Senior Notes and credit facility. The Company believes it has adequate resources to fund future cash requirements and debt repayments for at least the next twelve months with cash generated from operations, existing cash balances, additional short- and long-term borrowings and the sale of assets.

7. EQUITY-BASED COMPENSATION

At September 30, 2008, the Company had two active equity-based compensation plans under which equity-based awards may be granted, including stock appreciation rights, restricted shares of common stock, performance awards, stock options and stock units. There are 2.2 million shares authorized for issuance under these plans. At September 30, 2008, approximately 1.4 million shares remained available for future issuance under these plans.

On April 14, 2008, the Company granted J. Joseph Burgess a non-qualified stock option to purchase 118,397 shares of the Company’s common stock, a performance-based award of 52,784 shares of restricted stock and a one-time award of 103,092 shares of restricted stock in connection with his appointment as the Company’s

President and Chief Executive Officer. These awards were issued as “inducement grants” under the rules of the Nasdaq Global Select Market and, as such, were not issued pursuant to the Company’s 2006 Employee Equity Incentive Plan.

Stock Awards

Stock awards, which include restricted stock shares and restricted stock units, of the Company’s common stock are awarded from time to time to executive officers and certain key employees of the Company. Stock award compensation is recorded based on the award date fair value and charged to expense ratably through the restriction period. Forfeitures of unvested stock awards cause the reversal of all previous expense recorded as a reduction of current period expense.

A summary of stock award activity during the nine months ended September 30, 2008 follows:

	Stock Awards	Weighted Average Award Date Fair Value
Outstanding at January 1, 2008	102,089	$19.31
Awarded	442,553	13.56
Shares distributed	(37,763)	16.91
Forfeited	(50,284)	14.93

Outstanding at September 30, 2008	456,595	$14.41

Expense associated with stock awards was $1.4 million and $0.7 million in the first nine months of 2008 and 2007, respectively. Unrecognized pre-tax expense of $4.8 million related to stock awards is expected to be recognized over the weighted average remaining service period of 2.3 years for awards outstanding at September 30, 2008.

For the three months ended September 30, 2008, expense associated with stock awards was $0.5 million compared to $0.1 million for the same period in 2007.

Deferred Stock Unit Awards

Deferred stock units are awarded to directors of the Company and represent the Company’s obligation to transfer one share of the Company’s common stock to the award recipient at a future date and generally are fully vested on the date of award. In addition, certain awards of deferred stock units were made in connection with the service of the Company’s Chairman of the Board, Alfred L. Woods, as the Company’s Interim Chief Executive Officer from August 13, 2007 to April 14, 2008. These awards vested on April 14, 2008. The expense related to the issuance of deferred stock units is recorded according to vesting.

A summary of deferred stock unit activity during the nine months ended September 30, 2008 follows:

	Deferred Stock Units		Weighted Average Award Date Fair Value
Outstanding at January 1, 2008	155,098		$18.51
Awarded	51,364	(1)	15.61
Shares distributed	(27,382)		20.69
Forfeited	(23,816	)(1)	14.01

Outstanding at September 30, 2008	155,264		$17.85

(footnotes on the following page)

(1)	Mr. Woods was awarded 26,236 deferred stock units on March 3, 2008 as compensation for his service as Interim Chief Executive Officer for the period from February 13, 2008 through August 12, 2008. Pursuant to the terms of the award agreement, however, on April 14, 2008, the amount of deferred stock units was adjusted downward to 8,745 deferred stock units to reflect his actual period of service.

There was no expense associated with deferred stock unit awards during the third quarter of 2008 or 2007. Expense associated with awards of deferred stock units in the nine months ended September 30, 2008 was $1.1 million compared to $0.6 million in the same period in 2007.

Stock Options

Stock options on the Company’s common stock are granted from time to time to executive officers and certain key employees of the Company. Stock options granted generally have a term of seven years and an exercise price equal to the market value of the underlying common stock on the date of grant.

A summary of stock option activity during the nine months ended September 30, 2008 follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2008	909,987	$21.27
Granted	424,021	13.42
Exercised	(14,200)	14.17
Forfeited	(149,871)	17.02
Expired	(30,371)	21.07

Outstanding at September 30, 2008	1,139,566	$18.99

Exercisable at September 30, 2008	695,793	$21.46

The weighted average grant-date fair value of options granted during the nine months ended September 30, 2008 was $5.31. In the first nine months of 2008, the Company collected $0.3 million from stock option exercises that had a total intrinsic value of $0.1 million. In the first nine months of 2007, the Company collected $2.5 million for option exercises that had a total intrinsic value of $0.7 million. In the nine months ended September 30, 2008 and 2007, the Company recorded expense of $0.9 million and $1.7 million, respectively, related to stock option grants. The intrinsic value calculation is based on the Company’s closing stock price of $14.96 on September 30, 2008. Unrecognized pre-tax expense of $1.2 million related to stock option grants is expected to be recognized over the weighted average remaining contractual term of 4.4 years for awards outstanding at September 30, 2008.

The Company uses a lattice-based option pricing model. The fair value of stock options granted during the nine month periods ended September 30, 2008 and 2007 was estimated at the date of grant based on the assumptions presented in the table below. Volatility, expected term and dividend yield assumptions were based on the Company’s historical experience. The risk-free rate was based on a U.S. treasury note with a maturity similar to the option grant’s expected term.

	For the Nine Months Ended September 30,
	2008		2007
	Range	Weighted Average	Range	Weighted Average
Volatility	37.3% – 41.9%	40.6%	44.9% – 46.4%	45.0%
Expected term (years)	4.5	4.5	4.5 – 4.8	4.6
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free rate	4.0%	4.0%	4.4% – 4.6%	4.4%

8. COMPREHENSIVE INCOME

For the three months ended September 30, 2008 and 2007, comprehensive income was $1.6 million and 7.8 million, respectively. For the nine months ended September 30, 2008 and 2007, comprehensive income was $4.6 million and $1.4 million, respectively. The Company’s adjustment to net income (loss) to calculate comprehensive income (loss) was $(8.2) million and $3.4 million for the three months ended September 30, 2008 and 2007, respectively, and $(7.3) million and $9.0 million for the nine months ended September 30, 2008 and 2007, respectively, and consisted primarily of cumulative foreign currency translation adjustments and gains or losses associated with our foreign currency hedging contracts.

9. COMMITMENTS AND CONTINGENCIES

Litigation

In December 2003, Environmental Infrastructure Group, L.P. (“EIG”) filed suit in the District Court of Harris County, Texas, against several defendants, including Kinsel Industries, Inc. (“Kinsel”), a wholly-owned subsidiary of the Company, seeking unspecified damages. The suit alleges, among other things, that Kinsel failed to pay EIG monies due under a subcontractor agreement. In February 2004, Kinsel filed an answer, generally denying all claims, and also filed a counter-claim against EIG based upon EIG’s failure to perform work required of it under the subcontract. In June 2004, EIG amended its complaint to add the Company as an additional defendant and included a claim for lost opportunity damages. In December 2004, the Company and Kinsel filed third-party petitions against the City of Pasadena, Texas, on the one hand, and Greystar-EIG, LP, Grey General Partner, LLC and Environmental Infrastructure Management, LLC (collectively, the “Greystar Entities”), on the other hand. EIG also amended its petition to add a fraud claim against Kinsel and the Company and also requested exemplary damages. The original petition filed by EIG against Kinsel seeks damages for funds that EIG claims should have been paid to EIG on a wastewater treatment plant built for the City of Pasadena. Kinsel’s third-party petition against the City of Pasadena seeks approximately $1.4 million in damages to the extent EIG’s claims against Kinsel have merit and were appropriately requested. The third-party petition against the Greystar Entities seeks damages based upon fraudulent conveyance, alter ego and single business enterprise (the Greystar Entities are the successors-in-interest to all or substantially all of the assets of EIG, now believed to be defunct). The parties have agreed upon a docket control order setting the matter for trial in February 2009. The Company believes that the factual allegations and legal claims made against it and Kinsel are without merit and intends to vigorously defend them.

On June 3, 2005, the Company filed a lawsuit in the United States District Court in Memphis, Tennessee against Per Aarsleff A/S, a publicly traded Danish company, and certain of its subsidiaries and affiliates. Since approximately 1980, Per Aarsleff and its subsidiaries held licenses for the Insituform® CIPP process in various countries in Northern and Eastern Europe, Taiwan, Russia and South Africa. Per Aarsleff also is a 50% partner in the Company’s German joint venture and a 25% partner in the Company’s manufacturing company in Great Britain. The Company’s lawsuit seeks, among other things, monetary damages in an unspecified amount for the breach by Per Aarsleff of its license and implied license agreements with the Company and for royalties owed by Per Aarsleff under the license and implied license agreements. On May 12, 2006, the Company amended its lawsuit in Tennessee to (i) seek damages based upon Per Aarsleff’s continued use of Company-patented technology in Denmark, Sweden and Finland following termination of the license agreements, (ii) seek damages based upon Per Aarsleff’s use of Company trade secrets in connection with the operation of its Danish manufacturing facility and (iii) seek an injunction against Per Aarsleff’s continued operation of its manufacturing facility. Per Aarsleff filed its Answer and Affirmative Defenses to the Company’s Amended Complaint on May 25, 2006. On October 25, 2006, Per Aarsleff filed a two count counterclaim against the Company seeking to recover royalties payments paid to the Company. On December 29, 2006, the Company and Per Aarsleff’s 50%-owned Taiwanese subsidiary (“PIEC”) settled their respective claims against each other in exchange for PIEC paying the Company $375,000, which amount was paid on December 29, 2006 (settlement of Taiwanese claims only, remainder of lawsuit continues). The trial for this matter is scheduled to begin November 10, 2008. At September 30, 2008, excluding the effects of the claims specified in the lawsuit, Per Aarsleff owed the Company approximately $0.5 million related to royalties due under the various license and implied license agreements (over and above the Taiwanese settlement amount and the amounts allegedly underreported or misreported by Per Aarsleff) based upon royalty reports prepared and submitted by Per Aarsleff. The Company believes that these receivables are fully collectible at this time. At September 30, 2008, the Company had not recorded any receivable related to this lawsuit.

Boston Installation

In August 2003, the Company began a CIPP process installation in Boston. The $1.0 million project required the Company to line 5,400 feet of a 109-year-old, 36- to 41-inch diameter unusually shaped hand-laid rough brick pipe. Many aspects of this project were atypical of the Company’s normal CIPP process installations. Following installation, the owner rejected approximately 4,500 feet of the liner and all proposed repair methods. All rejected liner was removed and re-installed, and the Company recorded a loss of $5.1 million on this project in the year ended December 31, 2003. During the first quarter of 2005, the Company, in accordance with its agreement with the client, inspected the lines. During the course of such inspection, it was determined that the segment of the liner that was not removed and re-installed in early 2004 was in need of replacement in the same fashion as all of the other segments replaced in 2004. The Company completed its assessment of the necessary remediation and related costs and began work with respect to such segment late in the second quarter of 2005. The Company’s remediation work with respect to this segment was completed during the third quarter of 2005. The Company incurred costs of approximately $2.3 million with respect to the 2005 remediation work, which costs were recorded in the second quarter of 2005.

Under the Company’s “Contractor Rework” special endorsement to its primary comprehensive general liability insurance policy, the Company filed a claim with its primary insurance carrier relative to rework of the Boston project. The carrier paid the Company the primary coverage of $1 million, less a $250,000 deductible, in satisfaction of its obligations under the policy.

The Company’s excess comprehensive general liability insurance coverage is in an amount far greater than the costs associated with the liner removal and re-installation. The Company believes the “Contractor Rework” special endorsement applies to the excess insurance coverage; it incurred costs in excess of the primary coverage and it notified its excess carrier of the claim in 2003. The excess insurance carrier denied coverage in writing without referencing the “Contractor Rework” special endorsement, and subsequently indicated that it did not believe that the “Contractor Rework” special endorsement applied to the excess insurance coverage.

In March 2004, the Company filed a lawsuit in United States District Court in Boston, Massachusetts against its excess insurance carrier, American Home Assurance Company, a subsidiary of American Insurance

Group, Inc. (“American Home”), for American Home’s failure to acknowledge coverage and to indemnify the Company for the entire loss in excess of the primary coverage. In March 2005, the Court granted the Company’s partial motion for summary judgment, concluding that the Company’s policy with American Home followed form to the Company’s primary insurance carrier’s policy. On May 25, 2006, the Court entered an order denying a motion for reconsideration previously filed by American Home, thereby reaffirming its earlier opinion. In September 2006, the Company filed a motion for summary judgment as to the issue of whether the primary insurance carrier’s policy provided coverage for the underlying claim and as to the issue of damages. American Home also filed a motion for summary judgment as to the issue of primary coverage. On September 28, 2007, the Court entered an order that granted the Company’s motion for summary judgment as to liability and denied American Home’s motion. The Court found that American Home’s policy followed form to the primary policy and that the claim was covered under both policies. However, the Court found that there were factual questions as to the amount of the Company’s claim. The case was set for a jury trial as to damages on February 4, 2008. The day before trial was to begin, American Home advised the Court that it would stipulate to a damage award equal to the award the Company would ask the jury to award, $6.1 million. On March 31, 2008, the Court entered a final judgment in favor of the Company in the amount of $7.7 million ($6.1 million in actual damages and $1.6 million in prejudgment interest). American Home has appealed the judgment to the United States Court of Appeals for the First Circuit and the Company has filed a cross appeal. In connection with its appeal, American Home secured the Company’s judgment with an appellate bond issued by National Union Fire Insurance Company of Pittsburgh, another AIG Company (“National Union”). Given AIG’s recent financial difficulties, the Company is closely monitoring the financial condition of each of American Home and National Union. As of September 30, 2008, each of American Home and National Union had a rating of “A” (Excellent) with the leading insurance industry rating service.

During the second quarter of 2005, the Company, in consultation with outside legal counsel, determined that the likelihood of recovery from American Home was probable and that the amount of such recovery was reliably estimable. An insurance claims expert retained by the Company’s outside legal counsel reviewed the documentation produced with respect to the claim and, based on this review, provided the Company with an estimate of the costs that had been sufficiently documented and substantiated to date. American Home’s financial viability also was investigated during this period and was determined to have a strong rating of A+ with the leading insurance industry rating service. Based on these factors, the favorable court decisions in March 2005 and September 2007, the Company believed that recovery from American Home was both probable and reliably estimable and recorded an insurance claim receivable in connection with this matter.

The total claim receivable was $7.9 million at September 30, 2008, and was included in the prepaid and other assets caption on the consolidated balance sheet. The claim receivable is composed of actual remediation costs, pre-judgment interest and post-judgment interest as outlined in the table below. At September 30, 2008, the Company continued to believe that recovery of the recorded insurance claim receivable is probable.

	Documented Remediation Costs	Interest	Total
	(in thousands)
Claim recorded June 30, 2005	$5,872	$275	$6,147
Adjustment based on subsequent developments(1)	183	—	183
Interest recorded(2)	—	1,546	1,546

Claim receivable balance, September 30, 2008	$6,055	$1,821	$7,876

(1)	During the second quarter of 2006, the claim was adjusted up by $0.5 million, as a result of documented remediation costs. During the second quarter of 2007, the claim was adjusted down by $0.3 million, as a result of subsequent developments in the matter. Interest was adjusted accordingly.

(footnotes continued on following page)

(2)	During the third quarter of 2008, the Company recorded interest income of $0.1 million for post-judgment interest. During the first nine months of 2008, the Company recorded interest income of $0.3 million ($0.1 million in pre-judgment interest and $0.2 million in post-judgment interest). In the third quarter of 2007, no interest was recorded for this claim. For the nine months ended September 30, 2007, the Company recorded $0.1 million in pre-judgment interest income. In total, the Company has recorded $1.6 million in pre-judgment interest and $0.2 million in post-judgment interest.

Department of Justice Investigation

The Company has incurred costs in responding to two United States government subpoenas relating to the investigation of alleged public corruption and bid rigging in the Birmingham, Alabama metropolitan area during the period from 1997 to 2003. The Company has produced hundreds of thousands of documents in an effort to comply fully with these subpoenas, which the Company believes were issued to most, if not all, sewer repair contractors and engineering firms that had public sewer projects in the Birmingham area. Indictments of public officials, contractors, engineers and contracting and engineering companies were announced in February, July and August of 2005, including the indictment of a former joint venture partner of the Company. A number of those indicted, including the Company’s former joint venture partner and its principals, have been convicted or pleaded guilty and have now been sentenced and fined. The Company has been advised by the government that the Company is not considered a target of the investigations at this time. The investigations are ongoing and the Company may have to incur additional legal expenses in complying with its obligations in connection with the investigations. The Company has been fully cooperative throughout the investigations.

Other Litigation

The Company is involved in certain other litigation incidental to the conduct of its business and affairs. Management, after consultation with legal counsel, does not believe that the outcome of any such other litigation will have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

Guarantees

The Company has entered into several contractual joint ventures in order to develop joint bids on contracts for its installation business. In these cases, the Company could be required to complete the joint venture partner’s portion of the contract if the partner were unable to complete its portion. The Company would be liable for any amounts for which the Company itself could not complete the work and for which a third party contractor could not be located to complete the work for the amount awarded in the contract. While the Company would be liable for additional costs, these costs would be offset by any related revenues due under that portion of the contract. The Company has not experienced material adverse results from such arrangements. Based on these facts, while there can be no assurances, the Company currently does not anticipate any future material adverse impact on its consolidated financial position, results of operations or cash flows.

The Company also has many contracts that require the Company to indemnify the other party against loss from claims of patent or trademark infringement. The Company also indemnifies its surety against losses from third party claims of subcontractors. The Company has not experienced material losses under these provisions and, while there can be no assurances, currently does not anticipate any future material adverse impact on its consolidated financial position, results of operations or cash flows.

The Company regularly reviews its exposure under all its engagements, including performance guarantees by contractual joint ventures and indemnification of its surety. As a result of the most recent review, the Company has determined that the risk of material loss is remote under these arrangements and has not recorded a liability for these risks at September 30, 2008 on its consolidated balance sheet.

10. DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company may enter into foreign currency forward contracts to fix exchange rates for net investments in foreign operations. The Company’s currency forward contracts as of September 30, 2008, relate only to Canadian Dollar, Euro and Pound Sterling exchange rates. At September 30, 2008, a net deferred gain of $3.3 million related to these hedges was recorded in prepaid expenses and other assets and other comprehensive income on the consolidated balance sheet. All hedges were effective, and therefore, no gain or loss was recorded in the consolidated statements of operations.

The following table summarizes the Company’s derivative instrument positions at September 30, 2008:

	Position	Notional Amount	Weighted Average Remaining Maturity in Months	Average Exchange Rate
Canadian Dollar	Sell	$13,500,000	3.2	1.012
Euro	Sell	€13,500,000	3.2	1.543
Pound Sterling	Sell	£5,000,000	3.2	1.964

At December 31, 2007, a net deferred loss of $0.1 million related to hedges was recorded in accounts payable and accrued expenses and other comprehensive income on the consolidated balance sheet. At December 31, 2007, there were three open derivative positions, with notional amounts of $20.0 million Canadian Dollars, €5.0 million and £5.0 million, respectively.

In accordance with SFAS No. 157, the Company determined that the instruments summarized above are derived from significant unobservable inputs (“Level 3 inputs”).

The following table presents a reconciliation of the beginning and ending balances of the Company’s assets and liabilities measured at fair value on a recurring basis using Level 3 inputs at September 30, 2008 (in thousands), which consists only of the items summarized above:

Derivatives, net
Beginning balance, January 1, 2008	$(55)
Gain included in other comprehensive income	3,362

Ending balance, September 30, 2008	$3,307

11. INCOME TAXES

The expiration of certain statutes of limitation and the impact of tax positions taken during a prior period resulted in a decrease of $0.4 million and $0.7 million, respectively, to the Company’s uncertain tax positions recorded as a tax benefit in the third quarter and first nine months of 2008.

At September 30, 2007, the expiration of certain statutes of limitations resulted in the recognition of uncertain tax positions in the amount of $0.4 million to the Company’s uncertain tax positions in each of the third quarter and first nine months of 2007.

12. SEGMENT REPORTING

The Company operates in three distinct markets: sewer rehabilitation, water rehabilitation and energy and mining services. Management organizes the enterprise around differences in products and services, as well as by geographic areas. Within the sewer rehabilitation market, the Company operates in three distinct geographies: North America, Europe and internationally outside of North America and Europe. As such, the Company is now organized into five reportable segments: North American Sewer Rehabilitation, European Sewer Rehabilitation, Asia-Pacific Sewer Rehabilitation, Water Rehabilitation and Energy and Mining. Each segment will be regularly reviewed and evaluated separately.

In 2008, the Company has been in transition following the appointment of a new Chief Executive Officer in April. The Company has also realigned management of certain of its operations and experienced growth in certain previously immaterial operations. As a result of a review and assessment of the Company’s business operations by the Company’s new Chief Executive Officer, and in connection with the Company’s regular review and evaluation of its reportable segments, the Company identified new reportable segments according to the guidance of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company previously had two reportable segments—Rehabilitation and Tite Liner. In connection with the realignment, the Company divided the Rehabilitation segment into four new reportable segments, and renamed the Tite Liner segment as its Energy and Mining segment. Previously reported data has been updated to reflect this change.

The following disaggregated financial results have been prepared using a management approach that is consistent with the basis and manner with which management internally disaggregates financial information for the purpose of making internal operating decisions. The Company evaluates performance based on stand-alone operating income (loss).

Financial information by segment was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues:
North American Sewer Rehabilitation	$89,346	$88,258	$257,495	$261,455
European Sewer Rehabilitation	27,055	25,057	79,313	68,216
Asia-Pacific Sewer Rehabilitation	1,768	670	5,459	783
Water Rehabilitation	5,917	1,108	9,738	2,241
Energy and Mining	13,791	10,547	47,385	32,896

Total revenues	$137,877	$125,640	$399,390	$365,591

Gross profit:
North American Sewer Rehabilitation	20,184	15,226	56,405	$45,188
European Sewer Rehabilitation	5,941	6,320	15,936	15,130
Asia-Pacific Sewer Rehabilitation	614	394	1,699	444
Water Rehabilitation	1,263	189	1,692	320
Energy and Mining	4,220	3,511	14,506	12,990

Total gross profit	$32,222	$25,640	$90,238	$74,072

Operating income (loss):
North American Sewer Rehabilitation	$6,757	$1,444	$11,910	$(2,586)
European Sewer Rehabilitation	347	1,113	(1,084)	324
Asia-Pacific Sewer Rehabilitation	368	(11)	722	(214)
Water Rehabilitation	482	(322)	(780)	(1,099)
Energy and Mining	2,320	1,778	8,976	7,801

Total operating income	$10,274	$4,002	$19,744	$4,226

The following table summarizes revenues, gross profit and operating income (loss) by geographic region (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	20007
Revenues:
United States	$90,842	$84,038	$252,789	$249,839
Canada	12,649	11,916	38,557	35,905
Europe	28,327	25,549	82,322	69,443
Other foreign	6,059	4,137	25,722	10,404

Total revenues	$137,877	$125,640	$399,390	$365,591

Gross profit:
United States	$20,181	$14,121	$54,635	$43,126
Canada	4,281	3,741	13,149	11,862
Europe	6,211	6,478	16,380	15,393
Other foreign	1,549	1,300	6,074	3,691

Total gross profit	$32,222	$25,640	$90,238	$74,072

Operating income (loss):
United States	$6,587	$(251)	$8,845	$(4,288)
Canada	2,549	2,441	7,941	6,708
Europe	391	1,330	(630)	(68)
Other foreign	747	482	3,588	1,874

Total operating income	$10,274	$4,002	$19,744	$4,226

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders

Corrpro Companies, Inc.

We have audited the accompanying consolidated balance sheets of Corrpro Companies, Inc. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income and cash flows for each of the years in the three year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corrpro Companies, Inc. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes, as of April 1, 2007.

/s/ Grant Thornton LLP

Cleveland, Ohio

June 20, 2008

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2008 and 2007

(In Thousands)

ASSETS

	2008	2007
Current Assets:
Cash and cash equivalents	$2,242	$1,627
Accounts receivable, less allowance for doubtful accounts of $296 and $427 at March 31, 2008 and 2007, respectively	29,525	26,872
Inventories	12,911	11,282
Prepaid expenses and other	8,793	6,340

Total current assets	53,471	46,121

Property, Plant and Equipment:
Land	560	527
Buildings and improvements	6,528	6,099
Equipment, furniture and fixtures	14,951	15,318

	22,039	21,944
Less accumulated depreciation	(14,088)	(14,694)

Property, plant and equipment, net	7,951	7,250

Other Assets:
Goodwill, net	15,916	14,777
Deferred financing costs, net	1,959	3,690
Other assets	1,897	1,302

Total other assets	19,772	19,769

	$81,194	$73,140

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—CONTINUED

March 31, 2008 and 2007

(In Thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2008	2007
Current Liabilities:
Revolving credit facility	$7,251	$5,670
Current portion of long-term debt	4,187	4,974
Accounts payable	13,001	11,075
Accrued liabilities and other	9,496	10,473

Total current liabilities	33,935	32,192

Long-Term Debt:
Long-term debt, net of current portion	62	3,866
Senior secured subordinated notes, net of discount of $2,607 and $3,134 at March 31, 2008 and 2007, respectively	11,393	10,866

Total long-term debt	11,455	14,732

Deferred Income Taxes	1,156	649
Other Long-Term Liabilities	4,033	2,935
Warrants	5,508	5,548

Commitments and Contingencies

Series B Preferred Shares—issued and outstanding 13 shares of Series B Cumulative Redeemable Voting Preferred Stock, without par value, liquidation value of $22,940 and $20,088 at March 31, 2008 and 2007, respectively, net of discount	274	274

Shareholders’ Equity:
Common Shares, voting, no par value, at stated value; 40,000 shares authorized; 9,598 shares issued in 2008 and 2007	2,563	2,563
Additional paid-in capital	57,375	57,219
Accumulated deficit	(38,010)	(43,939)
Accumulated other comprehensive income	3,956	1,989
Common Shares held in treasury, at cost; 46 shares in 2008 and 2007	(448)	(448)
Notes and interest receivable	(603)	(574)

Total shareholders’ equity	24,833	16,810

	$81,194	$73,140

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended March 31, 2008, 2007 and 2006

(In Thousands, Except Per Share Data)

	2008	2007	2006
Revenues	$170,515	$156,834	$139,719

Operating costs and expenses:
Cost of sales	118,974	109,631	98,631
Selling, general and administrative expenses	38,961	34,706	35,392

Operating income	12,580	12,497	5,696
Other income (expense):
Change in fair value of warrants	40	(2,165)	(1,527)
Litigation settlement	701	—	—
Other income (expense)	957	(100)	(157)
Interest expense	(5,284)	(5,750)	(5,340)

Income (loss) from continuing operations before income taxes	8,994	4,482	(1,328)
Provision for income taxes	2,515	1,657	3,482

Income (loss) from continuing operations	6,479	2,825	(4,810)
Discontinued operations:
Income from operations, net of income taxes	—	—	—
Gain on disposals, net of income taxes	—	—	101

Net Income (loss)	6,479	2,825	(4,709)
Dividends attributable to preferred stock	2,852	2,875	2,357

Net income (loss) available to common shareholders	$3,627	$(50)	$(7,066)

Earnings (loss) per share—Basic:
Income (loss) from continuing operations (net of dividends attributable to preferred stock)	$0.14	$(0.01)	$(0.82)
Discontinued operations	—	—	0.01

Net income (loss) per share	$0.14	$(0.01)	$(0.81)

Weighted average shares outstanding—Basic	25,603	9,298	8,790

Earnings (loss) per share—Diluted:
Income (loss) from continuing operations (net of dividends attributable to preferred stock)	$0.12	$(0.01)	$(0.82)
Discontinued operations	—	—	0.01

Net income (loss) per share	$0.12	$(0.01)	$(0.81)

Weighted average shares outstanding—Diluted	29,069	9,298	8,790

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME

For the Years Ended March 31, 2008, 2007 and 2006

(In Thousands)

	Common Shares		Add- itional Paid-In Capital	Accum- ulated Deficit	Accum- ulated Other Compre- hensive Income	Common Shares In Treasury	Notes and Interest Receiv- able	Total
	Number Out- standing	Par Value
March 31, 2005	8,788	$2,361	$46,034	$(42,055)	$769	$(448)	$—	$6,661
Comprehensive loss:
Net loss	—	—	—	(4,709)	—	—	—	(4,709)
Minimum pension liability, net of tax benefit of $245	—	—	—	—	466	—	—	466
Cumulative translation adjustment	—	—	—	—	373	—	—	373

Total comprehensive loss	—	—	—	—	—	—	—	(3,870)
Amendment of warrant agreement	—	—	10,648	—	—	—	—	10,648
Issuance of 10 common shares	10	3	5	—	—	—	—	8

March 31, 2006	8,798	2,364	56,687	(46,764)	1,608	(448)	—	13,447
Comprehensive income:
Net income	—	—	—	2,825	—	—	—	2,825
Minimum pension liability, net of tax benefit of $65	—	—	—	—	(188)	—	—	(188)
Cumulative translation adjustment	—	—	—	—	569	—	—	569

Total comprehensive income	—	—	—	—	—	—	—	3,206
Stock based compensation	—	—	175	—	—	—	—	175
Issuance of 754 common shares	754	199	357	—	—	—	—	556
Shareholder notes and interest receivable	—	—	—	—	—	—	(574)	(574)

March 31, 2007—previously reported	9,552	2,563	57,219	(43,939)	1,989	(448)	(574)	16,810
Cumulative effect adjustment *	—	—	—	(550)	—	—	—	(550)

March 31, 2007—as adjusted	9,552	2,563	57,219	(44,489)	1,989	(448)	(574)	16,260
Comprehensive income:
Net income	—	—	—	6,479	—	—	—	6,479
Minimum pension liability, net of tax benefit of $193	—	—	—	—	(307)	—	—	(307)
Cumulative translation adjustment	—	—	—	—	2,274	—	—	2,274

Total comprehensive income	—	—	—	—	—	—	—	8,446
Stock based compensation	—	—	156	—	—	—	—	156
Interest receivable—shareholder notes	—	—	—	—	—	—	(29)	(29)

March 31, 2008	9,552	$2,563	$57,375	$(38,010)	$3,956	$(448)	$(603)	$24,833

*	See Note 1—Summary of Significant Accounting Policies, Income taxes

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2008, 2007 and 2006

(In Thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income (loss)	$6,479	$2,825	$(4,709)
Adjustments to reconcile net income (loss) to net cash provided by continuing operations:
Income on discontinued operations	—	—	(101)
Depreciation and amortization	3,216	2,937	2,833
Stock-based compensation	156	175	—
Change in fair value of warrants	(40)	2,165	1,527
Deferred income taxes	(349)	618	10
(Loss) gain on sale of assets	(4)	(46)	132
Interest on shareholder note receivable	(29)	(19)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,827)	205	(564)
Inventories	(1,135)	(1,606)	64
Prepaid expenses and other	(2,033)	515	547
Other assets	(909)	(977)	(120)
Accounts payable and accrued expenses	1,853	(3,838)	4,948

Total adjustments	(1,101)	129	9,276

Net cash provided by continuing operations	5,378	2,954	4,567

Cash flows from investing activities:
Additions to property, plant and equipment	(1,850)	(1,921)	(1,831)
Proceeds (payments) from disposal of property, plant and equipment	33	157	(48)

Net cash used by investing activities	(1,817)	(1,764)	(1,879)

Cash flows from financing activities:
Net borrowings from revolving credit facility	1,581	788	4,877
Net repayments of term loan	(4,591)	(3,392)	(5,904)
Net proceeds from issuance of common shares	—	1	8

Net cash used by financing activities	(3,010)	(2,603)	(1,019)

Effect of changes in foreign currency exchange rates on cash	64	191	23

Cash provided by discontinued operations	—	—	101

Net increase (decrease) in cash and cash equivalents	615	(1,222)	1,793
Cash and cash equivalents at beginning of period	1,627	2,849	1,056

Cash and cash equivalents at end of year	$2,242	$1,627	$2,849

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended March 31, 2008, 2007 and 2006

(In Thousands, Except Per Share Data)

1. Summary of Significant Accounting Policies:

Consolidation and basis of presentation

The consolidated financial statements include the accounts of Corrpro Companies, Inc. and its subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform with the fiscal 2008 presentation.

The Company’s operations provide corrosion control engineering services, systems and equipment to the infrastructure, environmental and energy markets throughout the world.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less. At March 31, 2008 and 2007, the Company had approximately $1,536 and $433, respectively, of cash and cash equivalents held at foreign banks.

Accounts receivable

The Company records estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment and specific information such as bankruptcy or liquidity issues of customers. Historically, losses for uncollectible accounts receivable have been within management’s estimates. Corrosion control services and products are provided to a large number of customers with no substantial concentration with an individual customer. The Company performs ongoing credit evaluations of its customers’ financial condition. Bad debt expense totaled $96, $122 and $371 in fiscal 2008, 2007 and 2006, respectively.

Inventories

Inventories are valued at the lower of cost or market with cost being determined on the first-in, first-out method. Inventories consist of the following at March 31, 2008 and 2007:

	2008	2007
Component parts and raw materials	$7,401	$6,672
Finished goods	6,599	5,359

	14,000	12,031
Inventory Reserve	(1,089)	(749)

Net Inventory	$12,911	$11,282

The Company disposed of obsolete inventory with a value, net of proceeds, of $152, $524 and $383 in fiscal 2008, 2007 and 2006, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment sold, retired or otherwise disposed of are removed from the accounts and resulting gains or losses are reflected in income.

Substantially all of the Company’s operations compute depreciation on the straight-line method. Depreciation for the Company’s Canadian operations segment is computed on the declining balance method. Estimated useful lives range from 25 to 40 years for buildings and from 3 to 10 years for equipment, furniture and fixtures. Leasehold improvements are depreciated over the term of the lease. For income tax reporting purposes, depreciation is computed principally using accelerated methods.

Depreciation expense totaled $1,448, $1,262 and $1,161 in fiscal 2008, 2007 and 2006, respectively.

Deferred financing costs

Deferred financing costs are amortized using the interest method over the life of the related debt, which ranges from five to eleven years. Amortization expense totaled $1,053, $1,008 and $972 for the years ended March 31, 2008, 2007 and 2006, respectively. Accumulated amortization totaled $3,976 and $2,923 at March 31, 2008 and 2007, respectively.

Derivatives

The Company uses derivative financial instruments for its European operations to manage its economic exposure to movements in foreign currency exchange. The use of these financial instruments modifies the exposure of these risks with the intent to reduce risk to the Company. The Company does not use financial instruments for trading purposes. Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting. The Company is currently accounting for all derivative transactions as being ineffective and therefore has adjusted the mark-to-market changes through the statements of operations.

At March 31, 2008, the Company had foreign currency exchange contracts outstanding that expire at various dates through June 2011. The Company has a liability of approximately $43 at March 31, 2008 related to such contracts and which resulted in a corresponding decrease to income for the year then ended. Also, the Company incurred losses of $13 during 2008 for contracts settled.

Goodwill, patents and other intangibles

The Company accounts for goodwill and other intangibles based on Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). In determining the fair value of the reporting units for SFAS 142, the Company uses the income approach, market approach and the allocation of market capitalization as its measures of valuation to periodically review the impairment of goodwill. This impairment testing is done annually in the fourth quarter and such testing indicated no impairment as of March 31, 2008, 2007 and 2006.

Goodwill balances as of March 31, 2008 totaled $15,916 compared to $14,777 at March 31, 2007. The increase in goodwill was the result of Canadian foreign currency translation adjustments.

Included in other assets are amortizable intangible assets consisting primarily of patents, trademarks and covenants not to compete. Such assets, with a net book value of $375 and $396 at March 31, 2008 and 2007, respectively, are amortized on the straight-line method over their estimated useful lives ranging from 4 to 20 years. Amortization expense for such assets totaled $40, $104 and $225 in fiscal 2008, 2007 and 2006, respectively. Amortization expense is anticipated to be approximately $35 for each of the next five fiscal years.

The Company uses an undiscounted cash flow method to periodically review the net realizable value of other intangible assets with definite lives and believes that such assets are realizable.

Fair value of financial instruments

The recorded value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short maturity of these instruments. The recorded value of the Company’s long-term debt is considered to approximate fair value based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

Revenue recognition

The Company records income from construction and engineering contracts using the percentage-of-completion and units-of-work-performed methods of revenue recognition in accordance with Statement of Position (SOP) 81-1, Accounting for Performance of Construction—Type and Certain Production—Type Contracts. Fixed Price and Unit Rate contracts use the percentage-of-completion method, using costs incurred to date in relation to estimated total costs of the contracts, to measure the stage of completion. Original contract prices are adjusted for change orders and claims when the change order or claim has been approved by the customer. Cost budgets are revised, when necessary, in the amounts that are reasonably estimated based on Project Management’s knowledge of the project as well as the Company’s historical experience. The cumulative effects of changes in estimated total contract costs and revenues are recorded in the period in which the facts requiring such revisions become known using the percentage-of-completion method. At the time it is determined that a contract is expected to result in a loss; the entire estimated loss is recorded. Time & Material and Cost Plus contracts use the units-of-work-performed method to recognize revenue and are typically billed weekly or monthly for the units of time and material costs incurred to date. Accounts receivable includes $1,610 and $1,237 at March 31, 2008 and 2007, respectively, of amounts billed but not paid by customers under retainage provisions of contracts. Prepaid expenses and other includes $6,421 and $4,805 at March 31, 2008 and 2007, respectively, for amounts related to costs and estimated earnings in excess of billings on uncompleted contracts. Accrued liabilities and other includes $1,760 and $1,177 at March 31, 2008 and 2007, respectively, of amounts related to billings in excess of costs and estimated earnings on uncompleted contracts.

The Company recognizes revenue from product sales upon shipment and transfer of ownership.

Warranties

In the normal course of business, the Company provides warranties and indemnifications for its products and services. The Company provides warranties that the products the Company distributes are in compliance with prescribed specifications. In addition, the Company has indemnity obligations to its customers for these products, which have also been provided to the Company from its suppliers, either through express agreement or by operation of law.

Accrued warranty costs approximated $100 at March 31, 2008 and 2007, respectively.

Income taxes

The Company uses the asset and liability method whereby income taxes are recognized during the fiscal year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax basis of assets and liabilities. The Company maintains a full valuation allowance for its net domestic deferred tax assets and net operating loss carryforwards. In the event the Company was to determine, based on the existence of sufficient positive evidence, that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made.

On July 13, 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return, including a decision whether to file or not to file a return in a particular jurisdiction. Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time value of money. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on April 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase of approximately a $550 in the liability for unrecognized tax benefits, which was accounted for as a cumulative effect adjustment resulting in a reduction to the April 1, 2007 balance of retained earnings. See Note 7, Income Taxes, for additional information pertaining to FIN 48.

Earnings per share

Basic earnings per common share (“EPS”) is generally calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding. However, the Company’s issuance of warrants (see Note 5—Series B Cumulative Redeemable Voting Preferred Stock), which are considered to be a “Participating Security” by Financial Accounting Standards No. 128 for EPS calculations, EITF Topic D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings, requires those securities be included in the computation of basic EPS if the effect is dilutive. The Company uses the two class method in calculating the dilutive effect in basic EPS. Also, in accordance with the provisions of SFAS No. 128, diluted EPS for the periods with net income have been determined by dividing net income available to common shareholders by the weighted average number of common shares and potential common shares outstanding for the period. Diluted EPS for periods with a net loss is calculated by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding, excluding potential common shares as their affect would be antidilutive.

Comprehensive income

Accumulated other comprehensive income is reported separately from retained earnings (Accumulated deficit) and Additional paid-in-capital in the Consolidated Balance Sheets. Items considered to be other comprehensive income include adjustments made for foreign currency translation and pensions, net of tax.

Components of other accumulated comprehensive income consist of the following:

	2008	2007
Translation adjustment	$3,998	$1,724
Minimum pension liability	(42)	265

Ending balance	$3,956	$1,989

Components of comprehensive income consist of the following:

	2008	2007
Net income	$6,479	$2,825
Other comprehensive income:
Translation adjustment	2,274	569
Minimum pension liability	(307)	(188)

Total comprehensive income	$8,446	$3,206

Foreign currency translation

The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders’ equity in other comprehensive income. Transaction gains and losses are included in determining net income. Other income (expense) on the consolidated statements of operations represents foreign currency transaction gains (losses) for the years then ended.

Financial statement estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Stock-based compensation

The Company accounts for Stock-based Compensation in accordance with the Statement of Financial Accounting Standard (“SFAS”) No. 123R (revised 2004), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R (revised 2004) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). The Statement also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. On April 1, 2006, the Company adopted this Statement using the modified prospective method and, accordingly, prior period results have not been restated. For the years ended March 31, 2008 and 2007, the Company recorded compensation expense of $156 and $175, respectively. The Company maintains a full valuation allowance for its net domestic deferred tax assets and, as a result, no tax benefit was recognized for this compensation expense. The total unearned compensation at March 31, 2008, after recording compensation expense and after considering options granted, exercised and canceled, is $237. These costs will be expensed in future periods in accordance with SFAS No. 123R and recognized on a weighted average basis over a period of 1.26 years.

Prior to the adoption of SFAS No. 123R (revised 2004), the Company accounted for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock-Based Compensation, an interpretation of APB Opinion No. 25 and related interpretations. Stock-based compensation related to non-employees was based on the fair value of the related stock or options in accordance with SFAS No. 123 and its interpretations. Expense associated with stock-based compensation was amortized over the vesting period of each individual award. The following table illustrates the effect on net loss and loss per common share as if the fair value method described in SFAS No. 123R (revised 2004) had been applied to the Company’s stock option plans (for the fiscal year ended):

2006
Net loss available to common shareholders:
As reported	$(7,066)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	477

Proforma loss available to common shareholders	$(7,543)

Basic loss per share available to common shareholders:
As reported	$(0.81)
Pro Forma	$(0.86)
Diluted loss per share available to common shareholders:
As reported	$(0.81)
Pro Forma	$(0.86)

All options were granted at an exercise price equal to the market price of the Company’s common stock at the date of the grant or two times the market price of the Company’s common stock at the date of the grant. The weighted-average fair value price at the date of grant for options granted during fiscal 2006 was $1.34 per share. For purposes of this pro forma, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The significant assumptions used were risk-free interest rates ranging from 3.30% to 4.75%, expected volatility of 56.86% and an expected life of 10 years and no expected dividends.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS No. 157 defines “fair value”, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of its adoption of SFAS 157.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement will be effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The statement offers various options in electing to apply its provisions and at this time the Company has not made any decisions as to its application and is evaluating the impact of the adoption of SFAS 159 on the Company’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The objective of SFAS 141(R) is to improve the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish this, the SFAS 141(R) establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will be required to adopt SFAS 141(R) during fiscal 2010.

2. Discontinued Operations:

In July 2002, the Company’s Board of Directors approved a formal business restructuring plan. The multi-year plan included a series of initiatives to improve operating income and reduce debt by selling non-core business units. The Company engaged outside professionals to assist in the disposition of its domestic and international non-core business units. Prior to the quarter ended September 30, 2002, the Company’s non-core domestic and international units were reported as the Other Operations and International Operations reporting segments. Effective as of the quarter ended September 30, 2002, the Other Operations and the International Operations reporting segments were eliminated and the non-core domestic and international units were reported as discontinued operations.

In the second quarter of fiscal 2004, the Company’s Board of Directors approved the removal of the European Operations from discontinued operations. The Board concluded that the Company’s value would be enhanced by maintaining its European presence rather than by selling the European Operations at this time, based in part on the strength of the local management team, the similar characteristics of the served markets, and the favorable prospects for this business. Therefore, effective in the second quarter of fiscal 2004, the Company reported the results of its European Operations in its continuing operations.

Operating gains or losses have been experienced with the disposition of the non-core assets at the time of disposal. Statements of operations for the discontinued operations for the years ended March 31, 2008, 2007 and 2006 are shown below:

	2008	2007	2006
Revenues	$—	$—	$—
Operating costs and expenses:
Cost of sales	—	—	—
Selling, general and administrative expenses	—	—	—

Operating income	—	—	—
Gain on disposal	—	—	101
Interest expense	—	—	—

Income from discontinued operations before income taxes	—	—	101
Provision for income taxes	—	—	—

Income from discontinued operations	$—	$—	$101

3. Long-Term Debt:

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	2008	2007
Term Loan	$4,187	$8,607
Senior Secured Subordinated Notes, due 2011, net of discount of $2,607 and $3,134 at March 31, 2008 and 2007, respectively	11,393	10,866
Revolving Credit Facility	7,251	5,670
Other	62	233

	22,893	25,376
Less: Current portion, including Revolving Credit Facility	11,438	10,644

	$11,455	$14,732

Senior Secured Credit Facility. On March 30, 2004, the Company entered into a $40,000 revolving credit, term loan and security agreement (collectively the “revolving credit facility”) that would have expired on March 30, 2009 (see subsequent event). Initial borrowings were used to repay existing indebtedness. The revolving credit facility provided for a maximum principal amount of $19,500. Borrowings under the revolving credit facility were limited to borrowing base amounts as defined. The interest rate on the revolving credit facility was at prime plus 1.75%, which was 5.25% and 8.25% at March 31, 2008 and 2007, respectively. The Company was also required to pay an unused line fee of 0.75% on the unused portion of the revolving credit facility and a collateral management fee of 0.50% based on the funded portion of the revolving credit facility. The revolving credit facility included a credit sub-facility of $7,000 for the issuance of standby letters of credit. Standby letter of credit fees were 3.00% on the un-drawn face amount of all outstanding standby letters of credit. The Company had $7,251 and $5,670 outstanding under the revolving credit facility at March 31, 2008 and 2007, respectively. The Company also had $2,854 and $3,696 of outstanding letters of credit as of March 31, 2008 and 2007, respectively. Total availability under the revolving credit facility was $8,924 and $9,637 at March 31, 2008 and 2007, respectively, after giving consideration to the borrowing base limitations under the revolving credit facility. The Company paid $248 in fiscal 2005 of deferred financing costs, which was classified in other assets on the Consolidated Balance Sheets. Such costs were amortized over the life of the debt, using the effective interest rate method.

The term loan facility provided for an original principal amount of $20,500. The term loan bore interest at prime plus 3.50% subject to a floor of 7.50%. The term loan required the Company to make monthly principal payments from inception to March 1, 2009. The amount of the monthly payment was fixed, but the monthly amount increased each year. In addition, notwithstanding any other provisions in the revolving credit, term loan and security agreement, the Company was required to pay 50% of its excess cash flow, as defined, each year, starting with the year ending March 31, 2005, to further pay down the term loan. This payment was computed to be $587 and $1,136 for the years ended March 31, 2008 and March 31, 2007, respectively. The outstanding balance on the term loan was $4,187 and $8,607 at March 31, 2008 and 2007, respectively.

The Company’s payments under the term loan for each of the year ended March 31 are scheduled to be:

	Total	2009
Term Loan, due 2009	$4,187	$4,187

Borrowings under the revolving credit facility were secured by a first priority security interest in the Company’s domestic and Canadian accounts receivable, inventories, certain intangibles, machinery and equipment and owned real estate. The Company had also pledged slightly less than two-thirds of the capital stock of two of its foreign subsidiaries. The security agreement required the Company to maintain certain financial ratios and places limitations on its ability to pay cash dividends, incur additional indebtedness, make investments, including acquisitions, and take certain other actions. At March 31, 2006, the Company was in violation of certain financial covenants. A waiver for these covenant violations was obtained and an amendment to the Senior Secured Credit Facility was executed on June 30, 2006 to primarily reset certain financial covenants. At March 31, 2008 and 2007, the Company was in compliance with the amended covenants.

Subsequent Event. On April 10, 2008, the Company refinanced its Senior Secured Credit Facility. The Company entered into a new $29.0 million senior secured credit facility (“new credit facility”) with a new lender. The new credit facility consists of a revolving credit line (“revolver”), a term loan with a three-year maturity and a letter of credit sub-facility. As part of the refinancing, the Company repaid and terminated its prior revolving credit facility and outstanding term loan due March 30, 2009. The Company expensed the deferred financing costs of $678 associated with the prior loans in April 2008.

Initial borrowings on the new credit facility were used to repay existing indebtedness. The revolver provides for maximum borrowings of $26,000, and is limited to borrowing base amounts as defined. The interest rate on the revolving credit facility is based, at the Company’s option, on LIBOR plus 1.25% to 2.00% or prime plus -0.50% to +0.25%. The Company is also required to pay an unused line fee of 0.25% on the unused portion of the revolver. The revolver includes a credit sub-facility of $5,000 for the issuance of standby letters of credit. Standby letter of credit fees are 1.25% to 2.00% on the un-drawn face amount of all outstanding standby letters of credit. The Company paid $689 of deferred financing costs, which will be classified in “other assets” on the Consolidated Balance Sheets. Such costs will be amortized over the life of the debt, using the effective interest rate method.

The term loan facility provides for a principal amount of $3,000. The term loan bears interest, at the Company’s option, at LIBOR plus 1.50% to 2.25% or prime plus -0.25% to +0.50%. The term loan requires the Company to make monthly principal payments from inception to March 28, 2011.

Borrowings under the new credit facility and term loan are secured by a first priority security interest in the Company’s domestic and Canadian accounts receivable, inventories, certain intangibles, machinery and equipment and owned real estate. The Company has also pledged slightly less than two-thirds of the capital stock of two of its foreign subsidiaries. The agreement requires the Company to maintain certain financial ratios and places limitations on its ability to pay cash dividends, incur additional indebtedness, make investments, including acquisitions, and take certain other actions.

Current maturities for the term loan under the Senior Secured Credit Facility have not been adjusted at March 31, 2008 to reflect the terms of the term loan under the new credit facility.

Senior Secured Subordinated Notes. On March 30, 2004, the Company entered into a $14,000 senior secured subordinated note and equity purchase agreement. Initial borrowings were used to repay existing indebtedness. The interest rate on the senior secured subordinated notes is 12.50%. The notes do not require principal payments and are due on March 29, 2011. The senior secured subordinated notes are secured by a lien on the Company’s domestic and Canadian accounts receivable, inventories, certain intangibles, machinery and equipment and owned real estate subordinated in lien priority only to the liens in favor of the senior lender. In addition, the holder of the senior secured subordinated notes received a warrant to purchase 3,937 shares of the Company’s common shares at an exercise price of $.001. A valuation was performed to determine the fair market value of the warrants at March 31, 2004. This value was recorded as a liability on the Company’s balance sheet and the debt balance was recorded at a discount. The amount of the discount is amortized using the effective interest method over the life of the senior secured subordinated debt agreement. The fair market value of the warrant is required to be updated on a quarterly basis. The primary input into this valuation is the market price of the common shares. As the Company’s stock price increases, the value of the warrant will increase and as the stock price decreases, the value of the warrant decreases. The change in the value of the warrant will be recorded as income if the stock price decreases, or as expense if the stock price increases. This non-cash charge has the potential to cause volatility in reported results in future periods. In addition, the warrant agreement provides for the warrant to participate in dividend distributions, even if the warrant has not been exercised. However, the warrant is not required to participate in losses. Consequently, the warrant is considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings Per Share (EPS) calculations and, therefore, the warrant is included in the weighted average share calculation only in periods in which the Company generates net income available to common shareholders. As such, the Company’s EPS calculations also have the potential to be volatile. The senior secured subordinated note and equity purchase agreement requires the Company to maintain certain financial ratios and places limitations on its ability to pay cash dividends, incur additional indebtedness, make investments, including acquisitions, and take certain other actions. At March 31, 2006, the Company was in violation of certain financial covenants. A waiver for these covenant violations was obtained and an amendment to the Senior Secured Subordinated Notes was executed on June 30, 2006 to primarily reset certain financial covenants. At March 31, 2008 and 2007, the Company was in compliance with these covenants.

The Company believes that cash generated by operations and amounts available under its credit facilities will be sufficient to satisfy its liquidity requirements through at least fiscal 2009.

Cash paid for interest totaled $3,618, $4,134 and $3,870 for fiscal years 2008, 2007, and 2006, respectively.

4. Earnings Per Share:

Basic earnings per common share (“EPS”) is generally calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding. However, the Company’s issuance of warrants (see Note 5—Series B Cumulative Redeemable Voting Preferred Stock), which are considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings Per Share (EPS) calculations, EITF Topic D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings, which requires those securities be included in the computation of basic EPS if the effect is dilutive. The Company uses the two class method in calculating the dilutive effect in basic EPS. Also, in accordance with the provisions of SFAS No. 128, diluted EPS for the periods with net income have been determined by dividing net income available to common shareholders by the weighted average number of common shares and potential common shares outstanding for the period. Diluted EPS for periods with a net loss is calculated by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding.

Basic earnings per share using the two-class method are calculated as follows:

Basic EPS—Two-Class Method:

	2008	2007	2006
Net income (loss) available to common shareholders	$3,627	$(50)	$(7,066)
Less: Income from discontinued operations	—	—	101

	$3,627	$(50)	$(7,167)
Amount allocable to common shareholders(1)	37.3%	100.0%	100.0%
Rights to undistributed income	$1,353	$(50)	$(7,167)
Basic earnings (loss) per share from continuing operations	$0.14	$(0.01)	$(0.82)

(1) Basic weighted average common shares outstanding	9,552	9,298	8,790
Weighted average additional common shares assuming exercise of warrants	16,051	—	—

Weighted average common equivalent shares assuming warrants exercised	25,603	9,298	8,790
Amount allocable to common shareholders	37.3%	100.0%	100.0%

Diluted EPS:

	2008	2007	2006
Net income (loss) available to common shareholders	$3,627	$(50)	$(7,066)
Less: Income from discontinued operations	—	—	101

	$3,627	$(50)	$(7,167)
Less: Change in fair value of warrants	40	—	—

	$3,587	$(50)	$(7,167)
Amount allocable to common shareholders	100.0%	100.0%	100.0%
Rights to undistributed income	$3,587	$(50)	$(7,167)
Diluted earnings (loss) per share from continuing operations	$0.12	$(0.01)	$(0.82)

Weighted average common shares outstanding	9,552	9,298	8,790
Dilutive effect of assumed exercise of previous lender warrants	898	—	—
Dilutive effect of warrants	16,051	—	—
Dilutive effect of stock options	2,568	—	—

Dilutive weighted average shares outstanding	29,069	9,298	8,790

5. Series B Cumulative Redeemable Voting Preferred Stock:

The Series B Preferred Stock will accrue cumulative quarterly dividends at an annual rate of 13.5%. The dividends are not reflected as a liability or as a reduction to shareholders equity until such time as they are declared. The liquidation value of the Series B Preferred Stock is disclosed on the Consolidated Balance Sheets. None of the accumulated preferred dividends have been declared or paid. In the event the Company does not maintain certain financial covenants for the twelve months preceding any quarterly dividend payment date, the annual dividend rate will increase to 16.5% for each subsequent calendar quarter during which the Company fails to comply with such financial covenants. At September 30, 2005, the Company was not in compliance with these financial covenants. As a result, the annual dividend rate increased to 16.5% on October 1, 2005. The Company regained compliance at December 31, 2006. As a result, the annual dividend rate was reduced to 13.5% for the quarter beginning January 1, 2007. At March 31, 2008 and 2007, the Company was in compliance with this covenant. This covenant is measured on a quarterly basis.

Dividends on the Series B Preferred Stock are payable either (i) in cash if then permitted under the terms of the outstanding senior indebtedness and/or subordinated indebtedness or (ii) in additional shares of Series B Preferred Stock. Dividends payable in cash would be paid when, as and if declared by the Board of Directors out of funds legally available thereof. The terms of the senior financing prohibit, unless approved by the lender, the payment of any cash dividends on the Series B Preferred Stock while such debt is outstanding.

The Series B Preferred Stock will rank, with respect to the payment of dividends and rights upon liquidation, dissolution or winding up of the Company, senior to the Common Stock and each other class or series of capital stock of the Company the terms of which do not expressly provide that such class or series shall rank equal or senior to the Series B Preferred Stock with respect to the payment of dividends or rights upon liquidation, dissolution or winding up (collectively, “Junior Stock”).

The liquidation preference of each share of Series B Preferred Stock is $1,000 per share, plus any accrued and unpaid dividends thereon. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock will be entitled to receive the liquidation preference per share of Series B Preferred Stock in effect on the date of such liquidation, dissolution or winding up, plus an amount equal to any accrued but unpaid dividends thereon as of such date before any distribution or payment is made to the holders of Junior Stock.

Under the terms of the Series B Preferred Stock, a liquidation, dissolution or winding up of the Company shall be deemed to include any sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the capital stock or assets of the Company or a merger, consolidation or other transaction or series of related transactions in which the Company’s shareholders immediately prior to such transaction do not retain a majority of the voting power in the surviving entity, unless the holders of a majority of the then-outstanding shares of Series B Preferred Stock affirmatively vote or consent in writing that any such transaction shall not be treated as a liquidation, dissolution or winding up.

The Series B Preferred Stock is redeemable at the option of the holders of a majority of the outstanding Series B Preferred Stock upon the occurrence of any of the following events with respect to the Company:

•

the occurrence of any change in beneficial ownership, merger, consolidation, sale or other disposition of assets, or other similar type event that constitutes a “change of control” or similar-termed event, or a breach or other triggering event, under the terms of our senior indebtedness and/or subordinated indebtedness;

•	the acceleration of any amounts due under the senior indebtedness and/or subordinated indebtedness;

•	any issuance or sale of the Company’s equity securities in a public or private offering resulting in aggregate net proceeds to the Company in excess of $20.0 million;

•	any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or

•	the occurrence of certain bankruptcy and insolvency events.

In addition, if then permitted by the holders of the senior indebtedness and/or subordinated indebtedness, the Series B Preferred Stock would be redeemable at the option of a majority of the holders of Series B Preferred Stock upon the occurrence of any of the following events with respect to the Company:

•

the acquisition of 20% or more of the outstanding voting securities of the Company by any person or group, other than through the ownership or acquisition of the Series B Preferred Stock, the Purchaser Warrant, or the shares of Common Stock issued upon exercise of the Purchaser Warrant;

•

a consolidation or merger involving the Company, other than a consolidation or merger under a transaction in which (i) the outstanding voting stock of the Company remains outstanding or (ii) the beneficial owners of the outstanding voting stock of the Company immediately prior to such transaction beneficially own less than 80% of the voting stock of the surviving entity immediately following such transaction;

•

the sale, transfer, assignment, lease, conveyance or other disposition in one or a series of transactions in excess of 20% of the assets of the Company, or assets of the Company resulting in aggregate net proceeds to the Company in excess of $20.0 million; or

•	the aggregate amount of indebtedness of the Corporation is equal to or less than $2.0 million.

Each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by the holders of Common Stock, voting together with the holders of Common Stock and all other voting stock of the Company as a single class at all annual, special and other meetings of the shareholders of the Company. Initially the Series B Preferred Stock will have approximately 51% of the total voting power of the Company. Such percentage is subject to adjustment based on shares outstanding in the future at any particular time. The percentage of voting power is mathematically calculated as follows: In any vote in which the holders of Series B Preferred Stock are entitled to vote with the holders of Common Stock, each share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes equal to the quotient of (i) the product of (A) 1.0408, multiplied by (B) the total number of votes that may be cast by the holders of all Post Transaction Fully Diluted Shares as of the record date for such vote, divided by (ii) 13,000. Future issuances of voting securities of the

Company not contemplated in the securities purchase agreement will proportionately reduce the voting power of the Series B Preferred Stock.

In addition to the foregoing, the approval of the holders of a majority of the outstanding Series B Preferred Stock, voting separately as a class, is required to:

•	amend, modify or alter any provision of the Amended Articles or the Amended Code of Regulations that adversely affect the rights of the holders of the Series B Preferred Stock;

•	consummate a merger or consolidation of the Company or sale in excess of 40% of the assets of the Company;

•	consummate a liquidation, dissolution, winding up, recapitalization or reorganization of the Company;

•	effect any material acquisition or series of acquisitions, joint venture or strategic alliance involving the Company;

•

pay any dividends or distributions on, or make any other payment in respect of, any capital stock of the Company, except for dividends and distributions payable (i) on the Series B Preferred Stock or on any shares of capital stock of the Company ranking equal or senior to the Series B Preferred Stock, or (ii) to the holders of Common Stock in the form of additional shares of Common Stock;

•

authorize, designate, sell or issue any capital stock or debt securities (other than, with respect to debt securities, any senior indebtedness) of the Company and/or its subsidiaries, except for (i) issuances of shares of Common Stock after the initial issue date of the Series B Preferred Stock issuable upon exercise of options or rights granted to directors, officers or employees of the Company under existing or future option plans of the Company, provided that the aggregate amount of such issuances do not exceed 15% of the Post Transaction Fully Diluted Shares, (ii) issuances of Common Stock upon exercise of the Existing Warrants or (iii) issuances of Common Stock upon excise of the Warrants; or

•

redeem or purchase any capital stock of the Company, except for (i) redemptions of Series B Preferred Stock contemplated by the terms of the Amended Articles, and (ii) payments to holder of the senior secured subordinate note upon exercise of its right to require the Company to redeem or repurchase the Warrant or the shares of Common Stock issuable upon exercise of the Warrant.

The terms of the Series B Preferred Stock also provide that for so long as at least 40% of the shares of Series B Preferred Stock issued at the Closing remain outstanding, the holders of Series B Preferred Stock will have the right to appoint a majority of the full Board of Directors.

After the initial issue date of the Series B Preferred Stock, the Company cannot issue or sell any capital stock or debt securities (other than senior secured indebtedness of the Company) unless prior to such issuance or sale, each holder of Series B Preferred Stock has first been given the opportunity to purchase, on the same terms and conditions on which such securities are proposed to be issued or sold by the Company, such holder’s proportionate share of 51% of the securities to be issued or sold by the Company. Holders of Series B Preferred Stock will not have preemptive rights to purchase:

•

shares of Common Stock issued after the initial issue date of the Series B Preferred Stock upon exercise of options or rights granted to directors, officers or employees of the Company under existing or future option plans of the Company, provided that the aggregate amount of such shares does not exceed 15% of the Post Transaction Fully Diluted Shares;

•	shares of Common Stock issuable upon exercise of the Existing Warrants;

•	shares of Common Stock issuable upon exercise of the Warrants;

•	shares of Common Stock issuable upon conversion of convertible securities of the Company outstanding on the initial issue date of the Series B Preferred Stock; or

•	shares of Series B Preferred Stock issued in accordance with the terms of the Amended Articles.

Shares of Series B Preferred Stock generally may be sold or otherwise transferred to a single purchaser in one transaction involving all of the outstanding Series B Preferred Stock. Any other sale or transfer of Series B Preferred Stock must be approved by a committee of disinterested directors of the Board of Directors, which consent may not be unreasonably withheld. If a committee of disinterested members of the Board of Directors approves all future transfers of Series B Preferred Stock, then such approval will be irrevocable and binding upon the Company as to any future transfer of Series B Preferred Stock.

6. Leases:

The Company leases certain office and warehouse space and equipment under various operating leases, which expire at various dates through 2015. Future minimum rental payments under the related long-term lease agreements are as follows: $3,172 in 2009, $2,184 in 2010, $1,507 in 2011, $872 in 2012, $492 in 2013 and $520 thereafter with a cumulative total of $8,747. In addition, the Company rents other properties on a month-to-month basis.

Total rental expense was $8,047, $5,696 and $5,395 for fiscal 2008, 2007 and 2006, respectively.

7. Income Taxes:

Components of income (loss) from continuing operations before income taxes are as follows:

	2008	2007	2006
United States	$1,789	$(1,112)	$(5,709)
Foreign	7,205	5,594	4,381

	$8,994	$4,482	$(1,328)

Components of the provision for income taxes for continuing operations by jurisdiction follow:

	2008	2007	2006
Current—Federal	$492	$300	$34
—State and local	216	14	(10)
—Foreign	273	704	3,382

	981	1,018	3,406
Deferred—Federal	—	—	—
—State and local	—	—	—
—Foreign	1,534	639	76

	$2,515	$1,657	$3,482

Differences between the statutory United States federal income tax rate (34%) and the effective income tax rate for continuing operations are as follows:

	2008	2007	2006
Federal income tax provision (benefit) at statutory rate	$3,058	$1,524	$(417)
Federal NOL	(163)	(1,980)	(665)
Prior-year under provision	—	300	—
State income taxes, net	182	240	(81)
Foreign tax rate differential	(473)	(389)	1,963
Foreign tax credit carryforward	(759)	—	—
Undistributed earnings of foreign subsidiaries	1,688	1,183	3,925
Change in fair value of warrants	(13)	736	519
Meals and entertainment	220	172	167
Valuation allowance	(1,317)	(283)	(2,693)
Other	92	154	764

Effective income tax	$2,515	$1,657	$3,482

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities were comprised of the following at March 31, 2008 and 2007:

	2008	2007
Deferred Tax Assets
Bad debts	$66	$97
Other accruals	283	312
Uniform cost capitalization	53	17
Accrued expenses	859	1,161
Pension and other benefit accruals	673	688
Stock compensation expense	124	66
Alternative Minimum tax credit	592	592
Foreign tax credit	759	—
Federal net operating loss carryforwards	5,152	5,200
State net operating loss carryforwards	641	777
Amortization of intangible assets	962	1,011
Other	483	558

Total deferred tax assets	$10,647	$10,479

Deferred Tax Liabilities
Property, plant and equipment	$(349)	$(280)
Undistributed foreign earnings	(6,058)	(4,370)
Other	(1,354)	(1,119)

Total deferred tax liabilities	(7,761)	(5,769)
Valuation allowance	(4,042)	(5,359)

Total net deferred tax liabilities	$(1,156)	$(649)

The Company established a full valuation allowance for its net domestic deferred tax assets. The valuation allowance was calculated in accordance with SFAS 109. The Company intends to maintain a full valuation allowance on its net domestic deferred tax assets including net operating loss carryforwards until sufficient positive evidence exists to support a reversal of the remaining allowance.

The Company adopted the provisions of FASB Interpretation 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on April 1, 2007. Previously, the Company had accounted for income tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by FIN 48, which clarifies Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of an income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For income tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all material income tax positions for which the statute of limitations remained open. As a result of the implementation of FIN 48, the Company recognized an increase of approximately a $550 in the liability for unrecognized tax benefits, which was accounted for as a reduction to the April 1, 2007, balance of retained earnings. Including the amount previously recorded of $866, the amount of unrecognized tax benefits as of April 1, 2007 was $1,416.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at April 1, 2007	$1,416
Additions based on tax positions related to the current year	454
Additions for tax positions of prior years	119
Reductions for tax positions of prior years	(277)
Increase as a result of lapse of applicable statute of limitations	190
Settlements	—

Balance at March 31, 2008	$1,902

The amount of unrecognized tax benefits at March 31, 2008, includes $1,765 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company’s annual effective tax rate.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2003.

The Company recognizes interest and penalty accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company had accrued approximately $295 and $685 for the payment of interest and penalties at April 1, 2007 and March 31, 2008, respectively.

In October 2005 and November 2005, Canada Customs and Revenue Agency (“CRA”) notified the Company’s wholly-owned Canadian subsidiary that CRA has re-assessed such subsidiary’s Canadian income tax returns covering its 2001, 2002 and 2003 tax years. According to the CRA notices, the re-assessment, plus $256 of assessments received previously for tax years 1999 and 2000 which are currently under appeal, would result in additional tax due of $3,045. The adjustments asserted by CRA primarily relate to the tax reporting for a business unit acquisition and certain intercompany transactions. In December 2005, Alberta Finance Tax and Revenue Administration (“AFTRA”) notified the Company’s wholly-owned Canadian subsidiary that AFTRA has re-assessed such subsidiary’s Alberta income tax returns covering the same tax years of 2001, 2002 and 2003. According to the AFTRA notices, the re-assessment would result in additional tax due of $606.

Based on the assessments received to date, the Company estimated that its total income tax exposure for the assessments described above could be as high as $3,778. The Company believed that aspects of these assessments were invalid, and appealed both the CRA and AFTRA assessments.

In September 2005, the Company recorded an income tax charge of $1,560 related to the CRA and AFTRA re-assessments, including interest of $304 and penalties of $88. This charge represented the Company’s best estimate for those matters where it was probable that we incurred a loss and the loss or range of loss can be reasonably estimated. The liability was recorded on the Consolidated Balance Sheet in Accrued liabilities and other.

In April 2006, CRA notified the Company that it was required to make payments totaling $2,391 related to certain of the assessments outstanding, even though the Company believed that aspects of the assessments are invalid and had filed its appeals. On April 1, 2006 and June 26, 2006, the Company remitted payments to CRA in the amount of $607 and $1,016, respectively. In September 2006, the Company was successful in one of its appeals and $685 was credited back to the Company. However, the CRA ruled against the Company on another one of the assessments that was under appeal.

In December 2007, the Company received a reassessment from CRA indicating that CRA had ruled in the Company’s favor on all significant remaining appeals by the Company apart from the one item discussed above that is under further appeal. The final reassessment results in a refund due to the Company of $892. As of June 18, 2008, the entire refund has been received. A re-assessment from AFTRA was received by the Company in May 2008. The reassessment resulted in a balance due to AFTRA of $220. Because no payments have been made to date to AFTRA, the Company expects to remit the entire balance due in July 2008.

Undistributed earnings of foreign subsidiaries amounted to $17,818 as of March 31, 2008. Deferred income taxes of $6,058 have been provided on these undistributed earnings.

The Company has federal net operating loss carryforwards available of $15,293, which expire through 2023. The Company also has federal credit carryforwards relating to non-expiring alternative minimum tax credits. As a result of the refinancing and recapitalization transaction, Corrpro experienced a change of control for income tax purposes as defined in U.S. tax law. As such, net operating loss carryforwards available for use are limited as defined in section 382 of the U.S. tax code.

Cash paid for income taxes totaled $3,222, $2,366 and $1,382 for fiscal 2008, 2007 and 2006, respectively.

8. Employee Benefit Plans:

A subsidiary in the Company’s European Operations has a contributory defined benefit pension plan. Employees of such foreign subsidiary no longer accrue benefits under the plan, however, the Company continues to be obligated to fund prior period benefits. The Company funds the plan in accordance with recommendations from independent actuaries. Pension benefits generally depend on length of service and job grade. The Company adopted SFAS 158 as of March 31, 2007. The adoption of SFAS 158 had no impact on the Company’s consolidated financial statements.

The following table sets forth the change in benefit obligation, change in plan assets, funded status, Consolidated Balance Sheets presentation, net periodic pension benefit cost and the relevant assumptions for the Company’s defined benefit pension plan at March 31:

	2008	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$7,934	$6,915	$7,114
Interest cost	411	384	344
Assumption change	(838)	(140)	177
Effects of currency translation	72	923	(581)
Benefits paid	(246)	(148)	(139)

Benefit obligation at end of year	$7,333	$7,934	$6,915

Change in plan assets:
Fair value of plan assets at beginning of year	$6,822	$5,587	$4,972
Employer contributions	242	344	325
Benefits paid	(246)	(148)	(139)
Effects of currency translation	45	746	(405)
Investment return	—	293	834

Fair value of plan assets at end of year	$6,863	$6,822	$5,587
Under funded status	$(470)	$(1,112)	$(1,328)

Amounts recognized in Consolidated Balance Sheets
Accrued benefit liabilities	$(344)	$(1,505)	$(1,681)
Minimum pension asset	(126)	393	353

Net periodic pension (benefit) cost
Interest cost	$411	$384	$344
Expected return on assets	—	(290)	(837)
Net amortization and deferral	(434)	(107)	549

Net periodic pension (benefit) cost	$(23)	$(13)	$56

Weighted-average assumptions as of March 31
Discount rate	6.30%	5.30%	5.00%
Long-term rate of return on plan assets	6.30%	6.40%	6.20%
Rate of increase in compensation level	N/A	N/A	N/A

Plan Assets

The Company’s weighted-average plan asset allocations by asset category were as follows:

	2008	2007
Equity securities	37%	43%
Debt securities	38%	34%
Other—cash	25%	23%

In determining the investment policies and strategies for plan assets, the Company periodically receives professional investment advice. At the most recent review it was decided that the Company’s asset allocation was overweight in equities. As a result, future Company contributions to the plan will be invested in cash and debt securities as opposed to equities.

The Company’s equity investments comprise a consensus fund index. This fund is based on the average UK pension fund’s asset distribution, comprising a broad spread of investments across the UK, Europe, North America and Asia.

The Company’s debt securities consist of UK government-issued debt, together with a corporate bond fund.

The expected long-term rate of return on assets are as follows:

Equity securities	8.00%
Debt securities	6.30%
Other—cash	5.25%

The long-term expected return on equity securities has been estimated as a real return of 5.0%, together with an inflation assumption of 3.0%. The long-term expected return on debt securities has been estimated as the current yield on a mix of gilts and investment grade corporate bonds, while the rate for cash has been based on the current short-term UK inter-bank lending rate.

The Company expects to contribute approximately $236 to this plan in the year ending March 31, 2009.

Future benefit payments are expected to be paid as follows: $218 in 2009, $262 in 2010, $284 in 2011, $452 in 2012, $359 in 2013 and $1,983 in years 2014 to 2018.

The Company also maintains the Corrpro Companies, Inc. 401(k) Savings Plan for all eligible employees in the United States under Section 401(k) of the Internal Revenue Code. The Company may, at its discretion, make contributions to the plan. In addition, the plan permits matching contributions. Total matching contributions in cash totaled $318, $263 and $243 in fiscal 2008, 2007 and 2006, respectively.

The Company has entered into an agreement with one of its former executives, which provides, among other things, that such employee shall be eligible to receive retirement income, with a lifetime survivor benefit, in an amount equal to 50% of his base salary prior to retirement. The Company has provided for this deferred compensation benefit in the accompanying Consolidated Balance Sheets.

9. Shareholders’ Equity:

Warrants

On March 30, 2004, the Company completed a recapitalization that resulted in the issuance of warrants to its Series B Preferred Stockholder (see Note 3—Long-Term Debt) exercisable for 12,114 common shares. The warrants are exercisable any time after March 30, 2004 until March 30, 2014. The warrants are for duly authorized, validly issued, fully paid and nonassessable shares, at a purchase price of $0.001 per share. At the time the warrants were issued, a valuation was performed to determine the fair value of the warrants which was recorded as a liability on the consolidated balance sheets due to a cash settlement provision in the underlying agreement at the option of the holder. The fair market value of the warrants is required to be updated on a quarterly basis. The primary input into this valuation is the market price of the common shares. As the Company’s stock price increases, the value of the warrants will increase and as the stock price decreases, the value of the warrants decreases. The change in the value of the warrants will be recorded as income if the stock price decreases, or as expense if the stock price increases. This non-cash charge has the potential to cause volatility in reported results in future periods. In addition, the warrant agreement provides for the warrant to participate in dividend distributions, even if the warrant has not been exercised. However, the warrant is not required to participate in losses. Therefore, the warrant is considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings Per Share (EPS) calculations and, therefore, the warrant is included in the weighted average share calculation only in periods in which the Company generates net income available to common shareholders. As such, the Company’s EPS calculations also have the potential to be volatile.

On March 29, 2006, the Company amended its Warrant Agreement with the holder of the Series B Preferred Stock to change certain provisions of the agreement, particularly related to a change in control provision which was amended to put this within the Company’s control. As a result of these changes, the fair value of the 12,114 warrants on March 29, 2006 of $10,648 was reclassified from a liability to permanent equity. This amount is considered permanent equity. For periods subsequent to March 29, 2006, the amount will not be required to be adjusted to fair market value.

On March 30, 2004, the Company completed a recapitalization that resulted in the issuance of warrants to its Senior Secured Subordinated Note holder (see Note 3—Long-Term Debt) exercisable for 3,937 common shares. The warrants are exercisable any time after March 30, 2004 until March 30, 2011. The warrants are for duly authorized, validly issued, fully paid and no assessable shares, at a purchase price of $0.001 per share. At the time the warrants were issued, a valuation was performed to determine the fair value of the warrants which was recorded as a liability on the consolidated balance sheets due to a cash settlement provision in the underlying agreement at the option of the holder. The fair market value of the warrants is required to be updated on a quarterly basis. The primary input into this valuation is the market price of the common shares. As the Company’s stock price increases, the value of the warrants will increase and as the stock price decreases, the value of the warrants decreases. The change in the value of the warrants will be recorded as income if the stock price decreases or as expense if the stock price increases. This non-cash charge has the potential to cause volatility in reported results in future periods. In addition, the warrant agreement provides for the warrant to participate in dividend distributions, even if the warrant has not been exercised. However, the warrant is not required to participate in losses. Therefore, the warrant is considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings per Share (EPS) calculations and, therefore, the warrant is included in the weighted average share calculation only in periods in which the Company generates net income available to common shareholders. As such, the Company’s EPS calculations also have the potential to be volatile.

During fiscal 2005, 325 warrants issued to its previous lenders under its previous Revolving Credit Facility and Senior Notes were exercised. The warrants issued to the previous Revolving Credit Facility lender permitted the lender to purchase 467 shares at a purchase price of $0.01 per share exercisable any time after July 31, 2003 until September 23, 2012 and the warrant issued to the Senior Notes lender permitted the lender to purchase 467 shares at a purchase price of $0.01 per share exercisable any time after July 31, 2003 until September 23, 2012. For purposes of financial reporting, the warrants were valued at $313 each and the aggregate amount of $626 increased paid-in-capital and reduced short-term and long-term debt. In connection with refinancing and recapitalization, effective March 30, 2004, the warrants were subject to certain adjustments and as a result they each were adjusted upward by 227 shares outstanding at a new adjusted exercise price of $0.00631.

10. Stock Plans:

In June 1999, the Company adopted an Employee Stock Purchase Plan under which employees have a systematic long-term investment opportunity to own Company shares. Shareholder approval for such adoption was obtained on July 22, 1999. The Employee Stock Purchase Plan has been suspended.

The Company has options outstanding under various option plans including the 2006 Long-Term Incentive Plan (the “2006 Option Plan”), the 2004 Long-Term Incentive Plan (the “2004 Option Plan”), and the 1997 Long-Term Incentive Plan (the “1997 Option Plan”).

The 2006 Option Plan was adopted on July 24, 2006, subject to shareholder approval, which was obtained on December 4, 2006. The 2006 Option Plan provides for the granting of up to 4,000 incentive stock options, non-qualified stock options, restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights or other awards to officers, directors, key employees and consultants of the Company. The option price per share will generally be the fair market value or higher of the Company’s common shares on the date of grant and the term of the options will not exceed 10 years. The 2006 Option Plan will terminate on July 24, 2016.

The 2004 Option Plan was adopted on June 10, 2004, subject to shareholder approval, which was obtained on August 26, 2004. The 2004 Option Plan provides for the granting of up to 4,543 incentive stock options, non-qualified stock options, reload options, restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights or other awards to non-employee directors, officers, key employees and consultants of the Company. The option price per share will generally be the fair market value of the Company’s common shares on the date of grant or higher and the term of the options will not exceed 10 years. The 2004 Option Plan will terminate on June 10, 2014.

The 1997 Option Plan was adopted on April 28, 1997, subject to shareholder approval, which was obtained on July 23, 1997. The 1997 Option Plan, as amended, provides for the granting of up to 469 non-qualified stock options, stock appreciation rights, restricted stock awards or stock bonus awards to officers, key employees and consultants of the Company. In addition, the 1997 Option Plan provides that shares exercised, forfeited or otherwise terminated under previously granted stock awards, other than awards under the 1994 Directors Plan, will also be available for grant under this plan. The option price per share will generally be the fair market value of the Company’s common shares on the date of grant and the term of the options will not exceed 10 years. On April 30, 1998, the Company adopted an amendment to the 1997 Option Plan increasing the number of shares available for issuance by 300. The 1997 Option Plan terminated on April 28, 2007.

The 1997 Directors Plan was also adopted on April 28, 1997. The 1997 Directors Plan provides for the granting of up to 63 non-qualified stock options to current and future non-employee directors of the Company. Under this plan, each non-employee director can be granted options to purchase up to 3 common shares annually. The option price per share will be the fair market value of the Company’s common shares on the date of grant and the term of the options will be 10 years. There were zero shares issued under this plan during the twelve months ended March 31, 2008. The 1997 Directors Plan terminated on April 28, 2007.

Shares for issuance under equity compensation plans do not include the Company’s 2001 Non-Employee Directors’ Stock Appreciation Rights Plan which has not been approved by its shareholders. Under this plan, non-employee directors received a one-time grant of vested stock appreciation rights as part of their compensation for serving as directors. The stock appreciation rights entitle each eligible director to be paid in cash, subject to the applicable terms and conditions of the grant, on or after May 17, 2006, the amount of appreciation in the fair market value of 10,000 common shares between May 17, 2001 and May 17, 2006. Three former non-employee directors held such stock appreciation rights. The plan terminated on May 17, 2006 and no stock appreciation rights were exercised. There was no compensation expense under this plan for 2008, 2007 and 2006.

For the year ended March 31, 2008 new option grants totaling 30 were issued under the 2004 Option Plan with a weighted average exercise price of $1.95.

In April 2006, as part of a program to re-price outstanding out of the money options, the Company canceled 1,196 options with a weighted average exercise price of $2.73 and issued 1,196 new options with an exercise price of $0.86. In addition, during the year ended March 31, 2007, new option grants totaling 1,915 were issued under the 2004 Option Plan with a weighted average exercise price of $0.83. The new options generally vest over time, normally five years. However, exercisability of the new options is generally conditioned upon a liquidity event or a change in control of the ownership of the Company. The fair value of the options will be determined at the time a liquidity event or change of control is probable and compensation expense will be recognized at that time.

During the year ended March 31, 2008, the Company issued 75 options under the 2006 Option Plan with a weighted average exercise price of $1.43. During the year ended March 31, 2007, the Company issued 3,410 options under the 2006 Option Plan with a weighted average exercise price of $0.92. There were 1,500 of these options that can be exercised immediately for restricted stock. For the remaining 1,985 options, exercisability is conditioned upon a liquidity event or a change in control of the ownership of the Company. For these options or restricted shares, vesting is conditioned upon a liquidity event or a change in control of the ownership of the Company. The fair value of the options or restricted shares will be determined at the time a liquidity event or change of control is probable and compensation expense will be recognized at that time.

During the year ended March 31, 2008, there were no options exercised. During the year ended March 31, 2007, 754 options were exercised at an average exercise price of $0.74. Of the options exercised, there were 750 options that were exercised for restricted stock at an exercise price of $0.74. The Company accepted promissory notes in the amount of $555 as consideration for the exercise. The notes bear interest at 5.21% and have a term of ten years. The outstanding interest receivable was $48 and $19 at March 31, 2008 and 2007, respectively. The notes contain recourse provisions for up to 50% of any amounts owing on the notes. The notes are secured by all 750 restricted shares issued and the Company retains the stock certificate and blank stock power. The notes must be paid with the proceeds from any sale or liquidation of the stock. The stock will be sold or liquidated only in connection with a liquidity event or a change in control of the ownership of the Company.

Compensation expense will be recorded currently and in future periods for all options outstanding that were granted prior to April 2006 under the provisions of SFAS No. 123R (revised 2004). There was unrecognized compensation cost related to unvested options granted prior to April 2006 of $237 and $355 at March 31, 2008 and 2007, respectively. That cost is expected to be recognized over a weighted average basis over a period of 1.26 years.

The Company used the Black-Scholes option-pricing model as its method of determining the fair value of stock options issued. This fair value is then amortized on a straight line basis over the requisite service periods of awards. The Black-Scholes option-pricing model was also previously used for the Company’s pro-forma information required by APB 25 for periods prior to fiscal year 2007. The fair value of the options on the date of grant as determined by the Black-Scholes option pricing model is affected by the Company’s stock price as well as other assumptions. These assumptions include, but are not limited to, the expected stock price volatility over the term of the option and actual and projected employee stock option exercise behaviors.

Stock option activity for the Company during fiscal 2008, 2007, and 2006 was as follows:

	2008	2007	2006
Number of Shares
Options outstanding, beginning of year	6,540	2,288	3,192
Granted	105	6,521	30
Exercised	—	(754)	(10)
Expired, canceled or surrendered	(44)	(1,515)	(924)

Outstanding, end of year	6,601	6,540	2,288

Exercisable, end of year	1,705	1,578	1,144
Available for grant, end of year	1,193	1,252	2,255

Weighted average exercise price:
Granted	$1.58	$0.88	$1.34
Exercised	$—	$0.74	$0.32
Canceled	$1.71	$2.30	$2.71
Options outstanding, end of year	$1.11	$1.11	$2.62
Vested or expected to vest, end of year	$1.25	$1.33	$2.41
Exercisable, end of year	$1.51	$1.52	$2.41

Weighted average remaining contractual term (years):
Options outstanding, end of year	7.99	8.96	8.14
Vested or expected to vest, end of year	7.54	8.39	7.99
Exercisable, end of year	7.17	8.11	7.99

Aggregate intrinsic value (deficit):
Options outstanding, end of year	$1,890	$1,961	$(4,030)
Vested or expected to vest, end of year	$425	$168	$(1,773)
Exercisable, end of year	$(187)	$(178)	$(1,773)

Of the options shares outstanding at March 31, 2008, 6,599 shares outstanding were in a price range of $0.32 to $3.98. The remaining 2 option shares outstanding were at price range from $10.13 to $11.30.

11. Business Segments:

The Company has organized its operations into three business segments: Domestic Core Operations, Canadian Operations and European Operations. The Company’s former CSI Coating Services is reported as discontinued operations. Its business segments and a description of the products and services they provide are described below:

Domestic Core Operations. The Company’s Domestic Core Operations segment provides products and services, which include corrosion control, coatings and pipeline integrity and risk assessment. The Company provides these products and services to a wide-range of customers in the United States and internationally in a number of industries, including energy, utilities, water and wastewater treatment, chemical and petrochemical, pipelines, defense and municipalities. In addition, this segment provides coatings services primarily to the United States military. It also provides coating services to customers in the entertainment, aerospace, transportation, petrochemical and electric power industries. Finally, the Domestic Core Operations segment includes a production facility in the United States that assembles and distributes cathodic protection products, such as anodes, primarily to the United States market. Revenues relating to this segment totaled $105,246 (or 62% of consolidated revenues), $96,932 (or 62% of consolidated revenues) and $86,946 (or 62% of consolidated revenues) during fiscal 2008, 2007 and 2006, respectively. The Domestic Core operations had goodwill of $5,485 at March 31, 2008 and 2007.

Canadian Operations. The Company’s Canadian Operations segment provides corrosion control, pipeline integrity and risk assessment services to customers in Canada that are primarily in the oil and gas industry. These customers include pipeline operators and petrochemical plants and refineries. The Canadian Operations segment has a production facility that assembles products such as anodes and rectifiers. Revenues relating to this segment totaled $49,533 (or 29% of consolidated revenues), $43,356 (or 28% of consolidated revenues) and $37,110 (or 27% of consolidated revenues) during fiscal 2008, 2007 and 2006, respectively. The Canadian operations had goodwill of $10,431 at March 31, 2008 and $9,292 at March 31, 2007.

European Operations. The Company’s European Operations segment provides corrosion control products and services to customers in international markets in the petroleum, utility, industrial, marine and offshore markets, as well as to governmental entities in connection with their infrastructure assets. Revenues relating to this segment totaled $15,736 (or 9% of consolidated revenues), $16,546 (or 10% of consolidated revenues) and $15,663 (or 11% of consolidated revenues) during fiscal 2008, 2007 and 2006, respectively. The European operations had no goodwill as of March 31, 2008 and 2007.

Financial information relating to the Company’s operations by segment are presented below:

	2008	2007	2006
Revenue:
Domestic Core Operations	$105,246	$96,932	$86,946
Canadian Operations	49,533	43,356	37,110
European Operations	15,736	16,546	15,663

	$170,515	$156,834	$139,719

Operating Income:
Domestic Core Operations	$12,083	$14,128	$11,596
Canadian Operations	9,793	9,002	6,837
European Operations	1,357	1,328	804
Corporate Related Costs and Other	(10,653)	(11,961)	(13,541)

	$12,580	$12,497	$5,696

Total Assets:
Domestic Core Operations	$38,927	$34,210	$33,775
Canadian Operations	30,475	26,341	25,485
European Operations	7,688	7,848	8,059
Corporate Related Assets and Other	4,104	4,741	5,277

	$81,194	$73,140	$72,596

Capital Expenditures:
Domestic Core Operations	$1,278	$1,247	$845
Canadian Operations	269	269	666
European Operations	70	131	187
Corporate Related Capital Expenditures	233	274	133

	$1,850	$1,921	$1,831

Depreciation and Amortization:
Domestic Core Operations	$2,374	$2,074	$2,247
Canadian Operations	375	376	397
European Operations	77	75	51
Corporate Related Depreciation and Amortization	390	412	138

	$3,216	$2,937	$2,833

12. Legal Matters:

Assessment Standard.    During 2001, the Company discovered that a former employee used an incorrect assessment standard in connection with the evaluation of whether certain underground storage tanks located at as many as 67 sites were eligible for upgrade using cathodic protection. Such evaluations were done using one of the approved assessment methodologies. The tanks at these sites, which are located in five states, were subsequently upgraded using cathodic protection, which arrests corrosion. These tanks are also subject to ongoing leak detection requirements. Based on the Company’s review of available information and governmental records, the Company believes that there have not been any releases from the affected tanks as a result of the actions of the former employee. The Company has contacted, and in October and November 2000 met with, officials from the Environmental Protection Agency (“EPA”) and officials from the corresponding environmental protection agencies of the five states involved to discuss this matter. It is the Company’s understanding that none of the states or the EPA intend to take any enforcement action as a result of the use of the inaccurate standard by the former employee. The Company completed certain field investigation procedures by the end of March 2007 in four of the states. The Company was informed earlier by the remaining state in February 2002 that, based on continuing monitoring and leak detection procedures already required to be performed by site owners and operators, no additional field work procedures will be required in that state. There are no currently outstanding claims or demands that have been asserted by any of the affected owners and operators.

Settlements.    In connection with a declaratory judgment action commenced in August 2005 against the American Society for Testing and Materials, Inc. (“ASTM”), in June 2007, the Company received $1,032, awarding attorneys’ fees and settlement costs, plus interest, incurred by the Company in an underlying lawsuit. The Company recorded the $1,032 gain in June 2007 in Selling, general & administrative expenses in the consolidated statements of operations. The Company, in September 2007, received an additional $340 settlement from ASTM for legal fees incurred by the Company during the appeal of the declaratory judgment action. The Company recorded the $340 in September 2007 in Selling, general & administrative expenses in the consolidated statements of operations.

In August 2007, the Company received a $1,201 settlement from a former professional liability insurer, to reimburse the Company for legal and other expenses associated with the Company’s claims arising from its participation in underground storage tank upgrading activities pursuant to a national mandate of the U.S. Environmental Protection Agency. The Company incurred $602 in contingent legal fees associated with this settlement, resulting in a net gain of $599. The Company recorded the $1,201 settlement as well as the $602 contingent legal fees in August 2007 in Selling, general & administrative expenses in the consolidated statements of operations.

In October 2007, the Company received $1,425 in full settlement of a lawsuit filed in the United States District Court, Middle District of Georgia. The lawsuit followed the Company’s discovery, in fiscal 2001, that an incorrect assessment standard was used in connection with the evaluation of whether certain underground storage tanks located at as many as 67 sites were eligible for upgrade using cathodic protection. The Company incurred $724 in contingent legal fees associated with this settlement, resulting in a net gain of $701. The Company recorded the $1,425 settlement as well as the $724 contingent legal fees in October 2007 in Litigation settlement in the consolidated statements of operations.

The Company is subject to other legal proceedings and claims from time to time which arise in the ordinary course of business. While any litigation contains an element of uncertainty, management believes the ultimate outcome of each proceeding or claim which is currently pending, or known to be threatened, will not have a material adverse effect on the consolidated financial statements or liquidity of the Company.

Subpoena of Records.    In connection with the Company’s contract business with the government, the Company received a subpoena in December 2005 from the Defense Criminal Investigative Service (“DCIS”) for records regarding certain contracts between the Company and government agencies. From December 2005 through March 2008, the Company has complied with the subpoena and has provided records when requested to do so. The Company continues to cooperate with the investigation. The DCIS has not indicated when it anticipates it will complete its investigation.

13. Related Party Transactions:

On March 30, 2004, the Company entered into a services agreement with Wingate Partners III, L.P. (“Wingate Partners”), an affiliate of CorrPro Investments, LLC. The services agreement provides that Wingate Partners agrees to consult with the Board of Directors in such a manner and on such business and financial matters as would be reasonably requested from time to time by the Board, including financial advisory, management advisory, strategic planning, monitoring and other related services, in exchange for which the Company will pay an annual non-refundable services fee of $400 payable quarterly in advance, to such persons designated by Wingate Partners. In lieu of paying any quarterly installment of the services fee in cash, the Company may, at its option, or if it is restricted from paying any such quarterly installment in cash under, or the Board determines that payment of such quarterly installment in cash would result in a default under, the terms of its senior secured credit facility or senior secured subordinated notes, delay payment and accrue any unpaid portion of the services fee, without interest. For the years ended March 31, 2008, 2007 and 2006, the Company paid Wingate Partners III, L.P. $400 annually in cash for their services. The services agreement will have an initial term of eight years, which term will automatically renew for successive one year periods thereafter unless either party notifies the other of its desire to terminate the services agreement.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	September 30, 2008	March 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$1,107	$2,242
Accounts receivable, net	38,513	29,525
Inventories	13,612	12,911
Prepaid expenses and other	9,730	8,793

Total current assets	62,962	53,471
Property, Plant and Equipment, net	7,838	7,951
Other Assets:
Goodwill, net	15,524	15,916
Deferred financing costs, net	2,348	1,959
Other assets	1,229	1,897

Total other assets	19,101	19,772

	$89,901	$81,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Revolving credit facility	$10,257	$7,251
Current portion of long-term debt	973	4,187
Accounts payable	17,201	13,001
Accrued liabilities and other	10,353	9,496

Total current liabilities	38,784	33,935

Long-Term Debt:
Long-term debt, net of current portion	1,658	62
Senior secured subordinated notes, net of discount of $2,292 at September 30, 2008 and $2,607 at March 31, 2008	10,708	11,393

Total long-term debt	12,366	11,455

Deferred Income Taxes	941	1,156
Other Long-Term Liabilities	4,212	4,033
Warrants	3,972	5,508
Commitments and Contingencies
Series B Cumulative Redeemable Voting Preferred Stock, without par value, liquidation value of $24,515 at September 30, 2008 and $22,940 at March 31, 2008	274	274
Shareholders’ Equity:
Common shares	2,563	2,563
Additional paid-in capital	57,472	57,375
Accumulated deficit	(32,238)	(38,010)
Accumulated other comprehensive income	2,621	3,956
Common shares in treasury, at cost	(448)	(448)
Notes and interest receivable	(618)	(603)

Total shareholders’ equity	29,352	24,833

	$89,901	$81,194

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In Thousands, Except Per Share Data)

	For the Six Months Ended September 30,
	2008	2007
Revenues	$101,550	$85,959
Operating Costs and Expenses:
Cost of Sales	71,966	59,530
Selling, general and administrative expenses	20,556	16,789

Operating Income	9,028	9,640
Other income (expense)
Change in fair value of warrants	1,536	(2,046)
Other income (expense)	(117)	1,059
Interest expense	(2,619)	(2,758)

Income before income taxes	7,828	5,895
Provision for income taxes	2,056	2,743

Net income	5,772	3,152
Dividends attributable to preferred stock	1,575	1,379

Net income available to common shareholders	$4,197	$1,773

Earnings per share—Basic:
Net income available to common shareholders	$0.16	$0.07

Earnings per share—Diluted:
Net income available to common shareholders	$0.09	$0.06

Weighted average shares
Basic	25,603	25,603
Diluted	28,420	29,298

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the Six Months Ended September 30, 2008

(UNAUDITED)

(In Thousands)

	Common Shares		APIC	Accumulated Deficit	Accumulated Other Comprehensive Income	Common Shares in Treasury	Notes and Interest Receivable	Total
	Number Outstanding	Par Value
Balance at March 31, 2008	9,552	$2,563	$57,375	$(38,010)	$3,956	(448)	$(603)	$24,833
Comprehensive Income:
Net Income	—	—	—	5,772	—	—	—	5,772
Cumulative Translation adjustment	—	—	—	—	(1,335)	—	—	(1,335)

Total Comprehensive Income								4,437
Stock Based Compensation	—	—	97	—	—	—	—	97
Interest Receivable	—	—	—	—	—	—	(15)	(15)

Balance at September 30, 2008	9,552	$2,563	$57,472	$(32,238)	$2,621	$(448)	$(618)	$29,352

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(In Thousands)

	For the Six Months Ended September 30,
	2008	2007
Cash flows from operating activities:
Net income	$5,772	$3,152
Adjustments to reconcile net income to net cash provided (used) by operations:
Depreciation and amortization	1,478	1,550
Stock-based compensation	97	78
Change in fair value of warrants	(1,536)	2,046
Deferred income taxes	(183)	348
Loss (gain) on sale of assets	1	(3)
Interest on shareholder note receivable	(15)	(15)
Changes in operating assets and liabilities:
Accounts receivable	(9,743)	(7,936)
Inventories	(1,115)	(723)
Prepaid expenses and other	(1,099)	(1,180)
Other assets	657	—
Accounts payable and accrued liabilities and other	5,808	39

Total adjustments	(5,650)	(5,796)

Net cash provided (used) by operations	122	(2,644)

Cash flows from investing activities:
Additions to property, plant and equipment	(838)	(666)
(Payments for) Proceeds from disposal of property, plant and equipment	(53)	37

Net cash used by investing activities	(891)	(629)

Cash flows from financing activities:
Payment of senior subordinated notes	(1,000)	—
Net (payment) borrowing from prior revolving credit facility	(7,251)	6,293
Net borrowing from new revolving credit facility	10,257	—
Payment of deferred financing costs	(727)	—
Payment of long-term debt	(1,618)	(2,934)

Net cash (used) provided by financing activities	(339)	3,359

Effect of changes in foreign currency exchange rates on cash	(27)	13

Net (decrease) increase in cash and cash equivalents	(1,135)	99
Cash and cash equivalents at beginning of period	2,242	1,627

Cash and cash equivalents at end of period	$1,107	$1,726

Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	$207	$682
Interest	$1,310	$1,913

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORRPRO COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In Thousands, except Per Share Data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim consolidated financial statements include the accounts of Corrpro Companies, Inc. and its subsidiaries (the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s operations provide corrosion control engineering services, systems and equipment to the infrastructure, environmental and energy markets throughout the world.

The information furnished in the accompanying interim consolidated financial statements has not been audited except for the consolidated balance sheet at March 31, 2008 which is derived from audited financial statements. In the opinion of management, the interim consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2009, or any other period. The interim consolidated financial statements should be read in conjunction with the Company’s financial statements for the fiscal year ended March 31, 2008.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue recognition

The Company records income from construction and engineering contracts using the percentage-of-completion and units-of-work-performed methods of revenue recognition in accordance with Statement of Position (SOP) 81-1, Accounting for Performance of Construction – Type and Certain Production – Type Contracts. Fixed Price and Unit Rate contracts use the percentage-of- completion method, using costs incurred to date in relation to estimated total costs of the contracts, to measure the stage of completion. Original contract prices are adjusted for change orders and claims when the change order or claim has been approved by the customer. Cost budgets are revised, when necessary, in the amounts that are reasonably estimated based on Project Management’s knowledge of the project as well as the Company’s historical experience. The cumulative effects of changes in estimated total contract costs and revenues are recorded in the period in which the facts requiring such revisions become known using the percentage-of-completion method. At the time it is determined that a contract is expected to result in a loss; the entire estimated loss is recorded. Time & Material and Cost Plus contracts use the units-of-work-performed method to recognize revenue and are typically billed weekly or monthly for the units of time and material costs incurred to date. Accounts receivable includes $1,608 and $1,610 at September 30, 2008 and March 31, 2008, respectively, of amounts billed but not paid by customers under retainage provisions of contracts. Prepaid expenses and other includes $7,535 and $6,421 at September 30, 2008 and March 31, 2008, respectively, for amounts related to costs and estimated earnings in excess of billings on uncompleted contracts. Accrued liabilities and other includes $1,680 and $2,441 at September 30, 2008 and March 31, 2008, respectively, of amounts related to billings in excess of costs and estimated earnings on uncompleted contracts.

The Company recognizes revenue from product sales upon shipment and transfer of ownership.

Warrants

The Company issued warrants to the holder of its Series B Preferred Stock and to the holder of its Senior Secured Subordinated Note. At the time the warrants were issued, a valuation was performed to determine the fair value of the warrants. The fair market value of the warrants is required to be updated on a quarterly basis. The primary input into this valuation is the market price of the common shares. As the Company’s stock price increases, the value of the warrants will increase and as the stock price decreases, the value of the warrants decreases. The change in the value of the warrants will be recorded as income if the stock price decreases, or as expense if the stock price increases. This non-cash charge has the potential to cause volatility in reported results in future periods. On March 29, 2006, the Company amended its securities purchase agreement to change certain provisions of the Series B Preferred Stock agreement. As a result of these changes, the fair market value of the 12,114 warrants issued to the Series B Preferred Stock holder, which was $10,648 on March 29, 2006, was reclassified from a liability to equity. This amount is now considered permanent equity, and as a result for periods subsequent to March 29, 2006, the warrants will not be required to be adjusted to fair market value. The warrants issued to the Company’s Senior Secured Subordinated Note holder will continue to be adjusted to fair market value each quarter. The warrant agreements also provide for the warrants to participate in dividend distributions, even if the warrants have not been exercised. However, the warrants are not required to participate in losses. Therefore, the warrants are considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings Per Share (EPS) calculations. This means that the warrants are included in the weighted average share calculation only in periods in which the Company generates net income available to common shareholders. As such, the Company’s EPS calculations also have the potential to be volatile. For further discussion, see Note 9—Revolving Credit Facility and Senior Notes and Note 10—Series B Cumulative Redeemable Voting Preferred Stock.

Stock-based compensation

The Company accounts for Stock-based Compensation in accordance with the Statement of Financial Accounting Standard (“SFAS”) No. 123R (revised 2004), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R (revised 2004) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). The Statement also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. On April 1, 2006, the Company adopted this Statement using the modified prospective method and, accordingly, prior period results were not restated. For the six months ended September 30, 2008 and 2007, the Company recorded compensation expense of $97 and $78, respectively. The Company maintains a full valuation allowance for its net domestic deferred tax assets and, as a result, no tax benefit was recognized for this compensation expense. The total unearned compensation at September 30, 2008, after recording compensation expense and after considering options granted, exercised and canceled, is $158. These costs will be expensed in future periods in accordance with SFAS No. 123R and recognized on a weighted average basis within the next twelve months.

Prior to the adoption of SFAS No. 123R (revised 2004), the Company accounted for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock-Based Compensation, an interpretation of APB Opinion No. 25 and related interpretations. Stock-based compensation related to nonemployees was based on the fair value of the related stock or options in accordance with SFAS No. 123 and its interpretations. Expense associated with stock-based compensation was amortized over the vesting period of each individual award.

In June 1999, the Company adopted an Employee Stock Purchase Plan under which employees have a systematic long-term investment opportunity to own Company shares. Shareholder approval for such adoption was obtained on July 22, 1999. The Employee Stock Purchase Plan has been suspended.

The Company has options outstanding under various option plans including the 2006 Long-Term Incentive Plan (the “2006 Option Plan”), the 2004 Long-Term Incentive Plan (the “2004 Option Plan”), and the 1997 Long-Term Incentive Plan (the “1997 Option Plan”).

The 2006 Option Plan, which was adopted on July 24, 2006, provides for the granting of up to 4,000 incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights or other awards to officers, directors, key employees and consultants of the Company. The option price per share will generally be the fair market value or higher of the Company’s common shares on the date of grant and the term of the options will not exceed 10 years. The 2006 Option Plan will terminate on July 24, 2016.

The 2004 Option Plan, which was adopted on June 10, 2004, provides for the granting of up to 4,543 incentive stock options, nonqualified stock options, reload options, restricted stock, stock appreciation rights, restricted stock units, performance awards, dividend equivalent rights or other awards to nonemployee directors, officers, key employees and consultants of the Company. The option price per share will generally be the fair market value of the Company’s common shares on the date of grant or higher and the term of the options will not exceed 10 years. The 2004 Option Plan will terminate on June 10, 2014.

The 1997 Option Plan, which was adopted on April 28, 1997, provides for the granting of up to 469 nonqualified stock options, stock appreciation rights, restricted stock awards or stock bonus awards to officers, key employees and consultants of the Company. In addition, the 1997 Option Plan provides that shares exercised, forfeited or otherwise terminated under previously granted stock awards, other than awards under the 1994 Directors Plan, will also be available for grant under this plan. The option price per share will generally be the fair market value of the Company’s common shares on the date of grant and the term of the options will not exceed 10 years. On April 30, 1998, the Company adopted an amendment to the 1997 Option Plan increasing the number of shares available for issuance by 300. The 1997 Option Plan terminated on April 28, 2007.

The 1997 Directors Plan was also adopted on April 28, 1997. The 1997 Directors Plan provides for the granting of up to 63 nonqualified stock options to current and future nonemployee directors of the Company. Under this plan, each nonemployee director can be granted options to purchase up to 3 common shares annually. The option price per share will be the fair market value of the Company’s common shares on the date of grant and the term of the options will be 10 years. The 1997 Directors Plan terminated on April 28, 2007.

Aggregate option activity is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Deficit)
March 31, 2008	6,601	$1.11
Options Granted	30	$0.96
Options Exercised	—	—
Options Canceled	(333)	$2.00

September 30, 2008	6,298	$1.07	7.56	$(669)

Vested or expected to vest at September 30, 2008	3,177	$1.12	7.21	$(511)
Exercisable at September 30, 2008	1,572	$1.40	6.8	$(695)

During the six months ended September 30, 2008, 30 new option grants were issued under the 2004 Option Plan with a weighted average exercise price of $0.96.

In April 2006, as part of a program to re-price outstanding out of the money options, the Company canceled 1,196 options with a weighted average exercise price of $2.73 and issued 1,196 new options with an exercise price of $0.86. In addition, during the year ended March 31, 2007, new option grants totaling 1,915 were issued under the 2004 Option Plan with a weighted average exercise price of $0.83. The new options generally vest over time, normally five years. However, exercisability of the new options is conditioned upon a liquidity event or a change in control of the ownership of the Company. The fair value of the options will be determined at the time a liquidity event or change of control is probable and compensation expense will be recognized at that time.

During the six months ended September 30, 2008, the Company issued zero options under the 2006 Option Plan. The 2006 Option Plan has 2,585 options outstanding at September 30, 2008. There are 750 of these options that can be exercised immediately for restricted stock. For the remaining 1,835 options, exercisability is conditioned upon a liquidity event or a change in control of the ownership of the Company. For these options or restricted shares, vesting is conditioned upon a liquidity event or a change in control of the ownership of the Company. The fair value of the options or restricted shares will be determined at the time a liquidity event or change of control is probable and compensation expense will be recognized at that time. During the year ended March 31, 2007, 754 options were exercised at an average exercise price of $0.74. Of the options exercised, there were 750 options that were exercised for restricted stock at an exercise price of $0.74. The Company accepted promissory notes in the amount of $555 as consideration for the exercise. The notes bear interest at 5.21% and have a term of ten years. At September 30, 2008, the outstanding interest receivable was $63. The notes contain recourse provisions for up to 50% of any amounts owing on the notes. The notes are secured by all 750 restricted shares issued and the Company retains the stock certificate and blank stock power. The notes must be paid with the proceeds from any sale or liquidation of the stock. The stock will be sold or liquidated only in connection with a liquidity event or a change in control of the ownership of the Company.

The Company uses the Black-Scholes option-pricing model as its method of determining the fair value of stock options issued. This fair value is then amortized on a straight line basis over the requisite service periods of awards. The Black-Scholes option-pricing model was also previously used for the Company’s pro-forma information required by APB 25 for periods prior to fiscal year 2007. The fair value of the options on the date of grant as determined by the Black-Scholes option pricing model is affected by the Company’s stock price as well as other assumptions. These assumptions include, but are not limited to, the expected stock price volatility over the term of the option and actual and projected employee stock option exercise behaviors.

Income taxes

The Company adopted the provisions of FASB Interpretation 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on April 1, 2007. Previously, the Company had accounted for income tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by FIN 48, which clarifies Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of an income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For income tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all material income tax positions for which the statute of limitations remained open. As a result of the implementation of FIN 48, the Company recognized an increase of approximately $550 in the liability for unrecognized tax benefits, which was accounted for as a reduction to the April 1, 2007, balance of retained earnings. Including the amount previously recorded of $866, the amount of unrecognized tax benefits as of April 1, 2007 was $1,416.

The amount of unrecognized tax benefits at March 31, 2008 was $1,902. That amount includes $1,765 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company’s annual effective tax rate.

At September 30, 2008, the balance of unrecognized tax benefits had increased to approximately $2,199. The increase from the beginning of the year is the result of a $297 increase related to a certain position taken in the current year that management believes there is a more likely than not of it not being sustained upon examination. The September 30, 2008 balance of unrecognized tax benefits includes $2,062 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company’s annual effective tax rate. The Company does not expect any resolution to any uncertain positions in the next twelve months.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2003.

The Company accrues interest and penalties related to unrecognized tax benefits. The Company accrued approximately $685 and $742 for the payment of interest and penalties at March 31, 2008 and September 30, 2008, respectively.

Foreign currency translation

The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders’ equity in other comprehensive income. Transaction gains and losses are included in determining net income. Other income (expense) on the consolidated statements of operations represents foreign currency transaction gains (losses) for the periods then ended.

Derivatives

The Company uses derivative financial instruments for its European operations to manage its economic exposure to movements in foreign currency exchange. The use of these financial instruments modifies the exposure of these risks with the intent to reduce risk to the Company. The Company does not use financial instruments for trading purposes. Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting. The Company is currently accounting for all derivative transactions as being ineffective and therefore has adjusted the mark-to-market changes through the statements of operations.

At September 30, 2008, the Company had foreign currency exchange contracts outstanding that expire at various dates through June 2011. The Company had a liability of approximately $47 and $43 at September 30, 2008 and March 31, 2008, respectively, related to such contracts.

New Accounting Standards

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the provisions of SFAS 159 on April 1, 2008 and has elected not to apply the fair value option to any of its financial instruments not already carried at fair value in accordance with other accounting standards.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The objective of SFAS 141(R) is to improve the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish this, SFAS 141(R) establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will be required to adopt SFAS 141(R) during fiscal 2010.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. SFAS 161 amends and expands the disclosure requirements of Statement 133. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating whether the adoption of SFAS 161 will have a material impact on its financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other U.S. generally accepted accounting principles (GAAP). FSP FAS 142-3 shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating whether the adoption of FSP FAS 142-3 will have a material impact on its financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the U.S. SFAS 162 shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 applies to the calculation of earnings per share (“EPS”) described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share, for share-based payment awards with rights to dividends or dividend equivalents. It states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. All prior-period EPS data presented shall be adjusted retrospectively to conform to the provisions of this FSP. The Company will apply the requirements of FSP EITF 03-6-1 upon its adoption on April 1, 2009 and it does not believe the adoption of FSP EITF 03-6-1 will have a material impact on its financial position or results of operations.

NOTE 2—INVENTORIES

	September 30, 2008	March 31, 2008
Inventories consist of the following:
Component parts and raw materials	$7,542	$7,401
Finished goods	7,379	6,599

	14,921	14,000
Inventory Reserve	(1,309)	(1,089)

Net Inventory	$13,612	$12,911

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

	September 30, 2008	March 31, 2008
Property, plant and equipment consist of the following:
Land	$541	$560
Buildings and improvements	6,429	6,528
Equipment, furniture and fixtures	15,225	14,951

	22,195	22,039
Less: Accumulated Depreciation	(14,357)	(14,088)

	$7,838	$7,951

NOTE 4—EARNINGS PER SHARE

Basic earnings per common share (“EPS”) is generally calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding. However, the Company’s issuance of warrants (see Note 10 Series B Cumulative Redeemable Voting Preferred Stock), which are considered to be a “Participating Security” by Financial Accounting Standards No. 128 for EPS calculations, EITF Topic D95, Effect of Participating Convertible Securities on the Computation of Basic Earnings, requires those securities be included in the computation of basic EPS if the effect is dilutive. The Company uses the two class method in calculating the dilutive effect in basic EPS. Also, in accordance with the provisions of SFAS No. 128, diluted EPS for the periods with net income have been determined by dividing net income available to common shareholders by the weighted average number of common shares and potential common shares outstanding for the period. Diluted EPS for periods with a net loss is calculated by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding, excluding potential common shares as their affect would be anti-dilutive.

Basic and diluted earnings per share for the six months ended September 30 are calculated using the two-class method as follows:

	For the Six Months Ended September 30,
	2008	2007
Basic EPS—Two-Class Method:
Net income available to common shareholders	$4,197	$1,773
Amount allocable to common shareholders(1)	37.3%	37.3%
Rights to undistributed income	1,565	661
Basic earnings per share	$0.16	$0.07

(1) Basic weighted average common shares outstanding	9,552	9,552
Weighted average additional common shares assuming exercise of warrants	16,051	16,051

Weighted average common equivalent shares assuming exercise of warrants	25,603	25,603

Amount allocable to common shareholders	37.3%	37.3%

Diluted EPS:
Net income available to common shareholders	$4,197	$1,773
Less: Change in fair value of warrants(2)	1,536	—

	2,661	1,773
Amount allocable to common shareholders	100.0%	45.2%
Rights to undistributed income	2,661	802

Diluted earnings per share	$0.09	$0.06

Weighted average common shares outstanding	9,552	9,552
Dilutive effect of assumed exercise of previous lender warrants*(3)	898	898
Dilutive effect of stock options	1,919	2,797

Subtotal	12,369	13,247
Dilutive effect of warrants	16,051	16,051

Diluted weighted average shares outstanding	28,420	29,298

(2)	The change in fair value of warrants for the six months ended September 30, 2007 is excluded as its effect would be anti-dilutive
(3)	See Note 11—Previous Lender Warrants

NOTE 5—INCOME TAXES

In October 2005 and November 2005, Canada Customs and Revenue Agency (“CRA”) notified the Company’s wholly-owned Canadian subsidiary that CRA had reassessed such subsidiary’s Canadian income tax returns covering its 2001, 2002 and 2003 tax years. According to the CRA notices, the reassessment, plus $256 of assessments received previously for tax years 1999 and 2000, would result in additional tax due of $3,045. The adjustments asserted by CRA primarily related to the tax reporting for a business unit acquisition and certain intercompany transactions. In December 2005, Alberta Finance Tax and Revenue Administration (“AFTRA”) notified the Company’s wholly-owned Canadian subsidiary that AFTRA had reassessed such subsidiary’s Alberta income tax returns covering the same tax years of 2001, 2002 and 2003. According to the AFTRA notices, the reassessment would result in additional tax due of $606.

Based on the assessments received, the Company estimated that its total income tax exposure for the assessments described above could be as high as $3,778. The Company believed that aspects of these assessments were invalid, and appealed both the CRA and AFTRA assessments.

In September 2005, the Company recorded an income tax charge of $1,560 related to the CRA and AFTRA reassessments, including interest of $304 and penalties of $88. This charge represented the Company’s best estimate for those matters where it was probable that it incurred a loss and the loss or range of loss could be reasonably estimated. The liability was recorded on the Consolidated Balance Sheet in Accrued liabilities and other.

In April 2006, CRA notified the Company that it was required to make payments totaling $2,391 related to certain of the assessments outstanding, even though the Company believed that aspects of the assessments were invalid and had filed its appeals. On April 1, 2006 and June 26, 2006, the Company remitted payments to CRA in the amount of $607 and $1,016, respectively. In September 2006, the Company was successful in one of its appeals and $685 was credited back to the Company. However, the CRA ruled against the Company on another one of the assessments that was under appeal.

In December 2007, the Company received a reassessment from CRA indicating that CRA had ruled in the Company’s favor on all significant remaining appeals by the Company apart from the one item discussed above that is under further appeal. The final reassessment resulted in a refund due to the Company of $892. As of June 18, 2008, the entire refund had been received. A reassessment from AFTRA was received by the Company in May 2008. The reassessment resulted in a balance due to AFTRA of $220. As of September 2008, the Company remitted the entire balance due to AFTRA.

NOTE 6—COMPREHENSIVE INCOME

Accumulated other comprehensive income is reported separately from retained earnings (accumulated deficit) and Additional paid-in-capital in the Consolidated Balance Sheets. Items considered to be other comprehensive income include adjustments made for foreign currency translation (under SFAS No. 52) and pensions (under SFAS No. 87 and FAS 106).

Components of other accumulated comprehensive income consist of the following:

	September 30, 2008	March 31, 2008
Translation adjustment	$2,745	$3,998
Pensions	(124)	(42)

	$2,621	$3,956

Components of comprehensive income consist of the following:

	September 30, 2008	March 31, 2008
Net Income	$5,772	$3,152
Other Comprehensive Income: Translation Adjustment	(1,335)	2,722

Total Comprehensive Income	$4,437	$5,874

The amount in translation adjustment in both years is primarily due to the exchange rate changes between the Canadian Dollar and the U.S. Dollar.

NOTE 7—PRODUCT WARRANTIES

In the normal course of business, the Company provides warranties and indemnifications for its products and services. The Company provides warranties that the products the Company distributes are in compliance with prescribed specifications. In addition, the Company has indemnity obligations to its customers for these products, which have also been provided to the Company from its suppliers, either through express agreement or by operation of law.

At September 30, 2008 and March 31, 2008, accrued warranty costs were not material to the consolidated balance sheets.

NOTE 8—BUSINESS SEGMENTS

The Company has organized its operations into three business segments: Domestic Core Operations, Canadian Operations and European Operations. Its business segments and a description of the products and services they provide are described below:

Domestic Core Operations. The Company’s Domestic Core Operations segment provides products and services, which include corrosion control, coatings and pipeline integrity and risk assessment. The Company provides these products and services to a wide-range of customers in the United States and internationally in a number of industries, including energy, utilities, water and wastewater treatment, chemical and petrochemical, pipelines, defense and municipalities. In addition, this segment provides coatings services primarily to the United States military. It also provides coating services to customers in the entertainment, aerospace, transportation, petrochemical and electric power industries. Finally, the Domestic Core Operations segment includes a production facility in the United States that assembles and distributes cathodic protection products, such as anodes, primarily to the United States market. Revenues relating to this segment totaled $64,125 (or 63% of consolidated revenues) and $53,865 (or 63% of consolidated revenues) for the six months ended September 30, 2008 and 2007, respectively. The Domestic Core operations had goodwill of $5,485 at September 30, 2008 and March 31, 2008.

Canadian Operations. The Company’s Canadian Operations segment provides corrosion control, pipeline integrity and risk assessment services to customers in Canada that are primarily in the oil and gas industry. These customers include pipeline operators and petrochemical plants and refineries. The Canadian Operations segment has a production facility that assembles products such as anodes and rectifiers. Revenues relating to this segment totaled $27,984 (or 28% of consolidated revenues) and $24,610 (or 28% of consolidated revenues) for the six months ended September 30, 2008 and 2007, respectively. The Canadian operations had goodwill of $10,039 at September 30, 2008 and $10,431 at March 31, 2008.

European Operations. The Company’s European Operations segment provides corrosion control products and services to customers in international markets in the petroleum, utility, industrial, marine and offshore markets, as well as to governmental entities in connection with their infrastructure assets. Revenues relating to this segment totaled $9,441 (or 9% of consolidated revenues) and $7,484 (or 9% of consolidated revenues) for the six months ended September 30, 2008 and 2007, respectively. The European operations had no goodwill as of September 30, 2008 and March 31, 2008.

Financial information relating to the Company’s operations by segment are presented below:

	For the Six Months Ended September 30,
	2008	2007
Revenue:
Domestic Core Operations	$64,125	$53,865
Canadian Operations	27,984	24,610
European Operations	9,441	7,484

	$101,550	$85,959

Operating Income:
Domestic Core Operations	$8,547	$7,355
Canadian Operations	5,797	5,432
European Operations	801	581
Corporate Related Costs and Other	(6,117)	(3,728)

	$9,028	$9,640

Capital Expenditures:
Domestic Core Operations	$421	$492
Canadian Operations	236	104
European Operations	42	16
Corporate Related Capital Expenditures	139	54

	$838	$666

Depreciation and Amortization:
Domestic Core Operations	$1,054	$1,141
Canadian Operations	259	174
European Operations	41	38
Corporate Related Depreciation and Amortization	124	197

	$1,478	$1,550

	September 30, 2008	March 31, 2008
Total Assets:
Domestic Core Operations	$45,743	$38,927
Canadian Operations	33,873	30,475
European Operations	6,885	7,688
Corporate Related Assets and Other	3,400	4,104

	$89,901	$81,194

NOTE 9—REVOLVING CREDIT FACILITY AND SENIOR NOTES

Long-term debt at September 30, 2008 and March 31, 2008 consisted of the following:

	September 30, 2008	March 31, 2008
Term Loan	$2,514	$4,187
Senior Secured Subordinated Notes, due 2011, net of discount(1)	10,708	11,393
Revolving Credit Facility	10,257	7,251
Other	117	62

	23,596	22,893
Less: Current portion, including Revolving Credit Facility	11,230	11,438

	$12,366	$11,455

(1)	The Senior Secured Subordinated Notes are net of discounts of $2,292 at September 30, 2008 and $2,607 at March 31, 2008.

Senior Secured Credit Facility

On April 10, 2008, the Company entered into a new $29,000 senior secured credit facility (“new credit facility”) with a new lender. The new credit facility consists of a revolving credit line (“revolver”), a term loan with a three-year maturity and a letter of credit sub-facility. As part of the refinancing, the Company repaid and terminated its prior revolving credit facility and outstanding term loan due March 30, 2009. The Company expensed the deferred financing costs of $678 associated with the prior loans in April 2008.

Initial borrowings on the new credit facility were used to repay existing indebtedness. The revolver provides for maximum borrowings of $26,000, and is limited to borrowing base amounts as defined. The interest rate on the revolving credit facility is based, at the Company’s option, on LIBOR plus 1.25% to 2.00% or prime plus -0.50% to +0.25%. At September 30, 2008, the 30 day LIBOR rate was 3.75% and prime rate was 5.00%. The weighted average effective interest rate on the outstanding revolving credit facility borrowings at September 30, 2008 was 4.15%. The Company is also required to pay an unused line fee of 0.25% on the unused portion of the revolver. The revolver includes a credit sub-facility of $5,000 for the issuance of standby letters of credit. Standby letter of credit fees are 1.25% to 2.00% on the un-drawn face amount of all outstanding standby letters of credit. At September 30, 2008, the Company had $10,257 outstanding under the revolving credit facility. The Company also had $3,195 of outstanding letters of credit as of September 30, 2008. Total availability under the revolving credit facility at September 30, 2008 was approximately $10,735, after giving consideration to borrowing base limitations. The Company paid $727 of deferred financing costs, which was classified in other assets on the Consolidated Balance Sheets. Such costs are amortized over the life of the debt, using the effective interest rate method. The Company expensed $678 of deferred financing costs associated with prior loans in April 2008.

The revolving credit agreement expires on March 28, 2011. However, in accordance with EITF 9522 “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement,” the Company is required to classify all of its outstanding debt under the Revolving Credit Facility as a current liability.

The term loan facility provided for an original principal amount of $3,000. The term loan bears interest, at the Company’s option, at LIBOR plus 1.50% to 2.25% or prime plus -0.25% to +0.50%. The weighted average effective interest rate on the outstanding term loan facility borrowings at September 30, 2008 was 4.47%. The term loan requires the Company to make monthly principal payments from inception to March 28, 2011. The amount of the monthly payment is fixed at $83 per month. At September 30, 2008, the outstanding balance on the term loan was $2,514.

The Company’s payments under the term loan for the twelve month periods ended September 30 are scheduled to be:

	Total	2009	2010	2011
Term Loan, due 2011	$2,514	$973	$973	$568

Borrowings under the new revolving credit facility are secured by a first priority security interest in the Company’s domestic and Canadian accounts receivable, inventories, certain intangibles, machinery and equipment and owned real estate. The Company has also pledged slightly less than two-thirds of the capital stock of two of its foreign subsidiaries. The agreement requires the Company to maintain certain financial ratios and places limitations on its ability to pay cash dividends, incur additional indebtedness, make investments, including acquisitions, and take certain other actions. As of September 30, 2008, the Company was in compliance with those covenants.

Previous Senior Secured Credit Facility

On March 30, 2004, the Company entered into a $40,000 revolving credit, term loan and security agreement (collectively the “revolving credit facility”) that would have expired on March 30, 2009 if it had not been refinanced on April 10, 2008. Initial borrowings were used to repay existing indebtedness. The revolving credit facility provided for a maximum principal amount of $19,500. Borrowings under the revolving credit facility were limited to borrowing base amounts as defined. The interest rate on the revolving credit facility was at prime plus 1.75%. The Company was also required to pay an unused line fee of 0.75% on the unused portion of the revolving credit facility and a collateral management fee of 0.50% based on the funded portion of the revolving credit facility. The revolving credit facility included a credit sub-facility of $7,000 for the issuance of standby letters of credit. Standby letter of credit fees were 3.00% on the un-drawn face amount of all outstanding standby letters of credit.

The term loan facility provided for an original principal amount of $20,500. The term loan bore interest at prime plus 3.50% subject to a floor of 7.50%. The term loan required the Company to make monthly principal payments from inception to March 1, 2009. The amount of the monthly payment was fixed, but the monthly amount increased each year. In addition, notwithstanding any other provisions in the revolving credit, term loan and security agreement, the Company was required to pay 50% of its excess cash flow, as defined, each year, starting with the year ending March 31, 2005, to further pay down the term loan.

The Company expensed $678 of deferred financing costs in April 2008 when this facility was refinanced.

Senior Secured Subordinated Notes

The Company currently has a senior secured subordinated note and equity purchase agreement, as amended on June 30, 2006, with American Capital Strategies, Ltd. Initial borrowings of $14,000 were used to repay existing indebtedness. The interest rate on the senior secured subordinated notes is 12.5%. The notes do not require principal payments and are due on March 29, 2011. In April 2008, the Company made a voluntary principal payment of $1,000 on the senior secured subordinated notes which is the only principal payment made since the inception of the agreement. The Company also paid a prepayment penalty of $30 upon making the voluntary principal payment. The agreement was amended in April 2008 to incorporate changes in the definition of certain terminology associated with the refinancing of the Senior Secured Credit Facility in April 2008. The senior secured subordinated notes, as amended, are secured by a lien on the Company’s domestic and Canadian accounts receivable, inventories, certain intangibles, machinery and equipment and owned real estate subordinated in lien priority only to the liens in favor of the senior lender. In addition, the holder of the senior secured subordinated notes received a warrant to purchase 3,937 shares of the Company’s common shares at an exercise price of $.001. A valuation was performed to determine the fair market value of the warrants at

March 31, 2004. This value was recorded as a liability on the Company’s balance sheet and the debt balance was recorded at a discount. The amount of the discount is amortized using the effective interest method over the life of the related agreement. The fair market value of the warrant is required to be updated on a quarterly basis. The primary input into this valuation is the market price of the common shares. As the Company’s stock price increases, the value of the warrant will increase and as the stock price decreases, the value of the warrant decreases. The change in the value of the warrant is recorded as income if the stock price decreases or as expense if the stock price increases. This noncash charge has the potential to cause volatility in reported results in future periods. In addition, the warrant agreement provides for the warrant to participate in dividend distributions, even if the warrant has not been exercised. However, the warrant is not required to participate in losses. Consequently, the warrant is considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings Per Share (EPS) calculations, and therefore, the warrant is included in the weighted average share calculation only in periods in which the Company generates net income available to common shareholders. As such, the Company’s EPS calculations also have the potential to be volatile. The senior secured subordinated note and equity purchase agreement, as amended, requires the Company to maintain certain financial ratios and places limitations on its ability to pay cash dividends, incur additional indebtedness, make investments, including acquisitions, and take certain other actions. The Company was in compliance with these covenants at September 30, 2008 and March 31, 2008.

The Company believes that cash generated by operations and amounts available under its credit facilities will be sufficient to satisfy its liquidity requirements for at least the next twelve months.

NOTE 10—SERIES B CUMULATIVE REDEEMABLE VOTING PREFERRED STOCK

On March 30, 2004, the Company entered into a securities purchase agreement with a purchaser providing for a $13,000 private equity investment. The proceeds were used to repay existing indebtedness. Under the terms of the securities purchase agreement, the Company issued 13,000 shares of newly-created Series B Preferred Stock. In addition, the purchaser received a warrant to purchase 12,114 common shares at an exercise price of $.001. A valuation was performed to determine the fair market value of the warrants at March 31, 2004. This value was recorded as a liability on the Company’s balance sheet and the Series B Preferred Stock was recorded net of the value of the warrant. The fair market value of the warrant is required to be updated on a quarterly basis. The primary input into this valuation is the market price of the common shares. As the Company’s stock price increases, the value of the warrant will increase and as the stock price decreases, the value of the warrant decreases. The change in the value of the warrant is recorded as income if the stock price decreases, or as expense if the stock price increases. This noncash charge has the potential to cause volatility in reported results in future periods. On March 29, 2006, the Company amended its warrant agreement to change certain provisions of the agreement. As a result of these changes, the fair market value of the 12,114 warrants on March 29, 2006 of $10,648 was reclassified from a liability to equity. This amount is considered permanent equity. For periods subsequent to March 29, 2006, the amount will not be required to be adjusted to fair market value. The warrant agreement also provides for the warrant to participate in dividend distributions, even if the warrant has not been exercised. However, the warrant is not required to participate in losses. Consequently, the warrant is considered to be a “Participating Security” by Financial Accounting Standards No. 128 for Earnings Per Share (EPS) calculations, and therefore, the warrant is included in the weighted average share calculation only in periods in which the Company generates net income available to common shareholders. As such, the Company’s EPS calculations also have the potential to be volatile.

The Series B Preferred Stock will accrue cumulative quarterly dividends at an annual rate of 13.5%. The dividends are not reflected as a liability or as a reduction to shareholders equity until such time as they are declared. The liquidation value of the Series B Preferred Stock is disclosed on the Consolidated Balance Sheets. None of the accumulated preferred dividends have been declared or paid. In the event the Company does not maintain certain financial covenants for the twelve months preceding any quarterly dividend payment date, the annual dividend rate will increase to 16.5% for each subsequent calendar quarter during which the Company fails to comply with such financial covenants. At September 30, 2005, the Company was not in compliance with these financial covenants. As a result, the annual dividend rate increased to 16.5% on October 1, 2005. The Company regained compliance at December 31, 2006. As a result, the annual dividend rate was reduced to 13.5% for the quarter beginning January 1, 2007. At September 30, 2008 and March 31, 2008, the Company was in compliance with this covenant. This covenant is measured on a quarterly basis.

Dividends on the Series B Preferred Stock are payable either (i) in cash if then permitted under the terms of the outstanding senior indebtedness and/or subordinated indebtedness or (ii) in additional shares of Series B Preferred Stock. Dividends payable in cash would be paid when, as and if declared by the Board of Directors out of funds legally available thereof. The terms of the senior financing prohibit, unless approved by the lender, the payment of any cash dividends on the Series B Preferred Stock while such debt is outstanding.

The Series B Preferred Stock will rank, with respect to the payment of dividends and rights upon liquidation, dissolution or winding up of the Company, senior to the Common Stock and each other class or series of capital stock of the Company the terms of which do not expressly provide that such class or series shall rank equal or senior to the Series B Preferred Stock with respect to the payment of dividends or rights upon liquidation, dissolution or winding up (collectively, “Junior Stock”).

The liquidation preference of each share of Series B Preferred Stock is $1,000 per share, plus any accrued and unpaid dividends thereon. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock will be entitled to receive the liquidation preference per share of Series B Preferred Stock in effect on the date of such liquidation, dissolution or winding up, plus an amount equal to any accrued but unpaid dividends thereon as of such date before any distribution or payment is made to the holders of Junior Stock.

Under the terms of the Series B Preferred Stock, a liquidation, dissolution or winding up of the Company shall be deemed to include any sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the capital stock or assets of the Company or a merger, consolidation or other transaction or series of related transactions in which the Company’s shareholders immediately prior to such transaction do not retain a majority of the voting power in the surviving entity, unless the holders of a majority of the then-outstanding shares of Series B Preferred Stock affirmatively vote or consent in writing that any such transaction shall not be treated as a liquidation, dissolution or winding up.

The Series B Preferred Stock is redeemable at the option of the holders of a majority of the outstanding Series B Preferred Stock upon the occurrence of any of the following events with respect to the Company:

•

the occurrence of any change in beneficial ownership, merger, consolidation, sale or other disposition of assets, or other similar type event that constitutes a “change of control” or similar-termed event, or a breach or other triggering event, under the terms of our senior indebtedness and/or subordinated indebtedness;

•	the acceleration of any amounts due under the senior indebtedness and/or subordinated indebtedness;

•	any issuance or sale of the Company’s equity securities in a public or private offering resulting in aggregate net proceeds to the Company in excess of $20.0 million;

•	any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or

•	the occurrence of certain bankruptcy and insolvency events.

In addition, if then permitted by the holders of the senior indebtedness and/or subordinated indebtedness, the Series B Preferred Stock would be redeemable at the option of a majority of the holders of Series B Preferred Stock upon the occurrence of any of the following events with respect to the Company:

•

the acquisition of 20% or more of the outstanding voting securities of the Company by any person or group, other than through the ownership or acquisition of the Series B Preferred Stock, the Purchaser Warrant, or the shares of Common Stock issued upon exercise of the Purchaser Warrant;

•	a consolidation or merger involving the Company, other than a consolidation or merger under a transaction in which

•

(i) the outstanding voting stock of the Company remains outstanding or (ii) the beneficial owners of the outstanding voting stock of the Company immediately prior to such transaction beneficially own less than 80% of the voting stock of the surviving entity immediately following such transaction;

•

the sale, transfer, assignment, lease, conveyance or other disposition in one or a series of transactions in excess of 20% of the assets of the Company, or assets of the Company resulting in aggregate net proceeds to the Company in excess of $20.0 million; or

•	the aggregate amount of indebtedness of the Corporation is equal to or less than $2.0 million.

Each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by the holders of Common Stock, voting together with the holders of Common Stock and all other voting stock of the Company as a single class at all annual, special and other meetings of the shareholders of the Company. Initially the Series B Preferred Stock will have approximately 51% of the total voting power of the Company. Such percentage is subject to adjustment based on shares outstanding in the future at any particular time. The percentage of voting power is mathematically calculated as follows: In any vote in which the holders of Series B Preferred Stock are entitled to vote with the holders of Common Stock, each share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes equal to the quotient of (i) the product of (A) 1.0408, multiplied by (B) the total number of votes that may be cast by the holders of all Post Transaction Fully Diluted Shares as of the record date for such vote, divided by (ii) 13,000. Future issuances of voting securities of the Company not contemplated in the securities purchase agreement will proportionately reduce the voting power of the Series B Preferred Stock.

In addition to the foregoing, the approval of the holders of a majority of the outstanding Series B Preferred Stock, voting separately as a class, is required to:

•	amend, modify or alter any provision of the Amended Articles or the Amended Code of Regulations that adversely affect the rights of the holders of the Series B Preferred Stock;

•	consummate a merger or consolidation of the Company or sale in excess of 40% of the assets of the Company;

•	consummate a liquidation, dissolution, winding up, recapitalization or reorganization of the Company;

•	effect any material acquisition or series of acquisitions, joint venture or strategic alliance involving the Company;

•

pay any dividends or distributions on, or make any other payment in respect of, any capital stock of the Company, except for dividends and distributions payable (i) on the Series B Preferred Stock or on any shares of capital stock of the Company ranking equal or senior to the Series B Preferred Stock, or (ii) to the holders of Common Stock in the form of additional shares of Common Stock;

•

authorize, designate, sell or issue any capital stock or debt securities (other than, with respect to debt securities, any senior indebtedness) of the Company and/or its subsidiaries, except for (i) issuances of shares of Common Stock after the initial issue date of the Series B Preferred Stock issuable upon exercise of options or rights granted to directors, officers or employees of the Company under existing or future option plans of the Company, provided that the aggregate amount of such issuances do not exceed 15% of the Post Transaction Fully Diluted Shares, (ii) issuances of Common Stock upon exercise of the Existing Warrants or (iii) issuances of Common Stock upon exercise of the Warrants; or

•

redeem or purchase any capital stock of the Company, except for (i) redemptions of Series B Preferred Stock contemplated by the terms of the Amended Articles, and (ii) payments to holder of the senior secured subordinate note upon exercise of its right to require the Company to redeem or repurchase the Warrant or the shares of Common Stock issuable upon exercise of the Warrant.

The terms of the Series B Preferred Stock also provide that for so long as at least 40% of the shares of Series B Preferred Stock issued at the Closing remain outstanding, the holders of Series B Preferred Stock will have the right to appoint a majority of the full Board of Directors.

After the initial issue date of the Series B Preferred Stock, the Company cannot issue or sell any capital stock or debt securities (other than senior secured indebtedness of the Company) unless prior to such issuance or sale, each holder of Series B Preferred Stock has first been given the opportunity to purchase, on the same terms and conditions on which such securities are proposed to be issued or sold by the Company, such holder’s proportionate share of 51% of the securities to be issued or sold by the Company. Holders of Series B Preferred Stock will not have preemptive rights to purchase:

•

shares of Common Stock issued after the initial issue date of the Series B Preferred Stock upon exercise of options or rights granted to directors, officers or employees of the Company under existing or future option plans of the Company, provided that the aggregate amount of such shares does not exceed 15% of the Post Transaction Fully Diluted Shares;

•	shares of Common Stock issuable upon exercise of the Existing Warrants;

•	shares of Common Stock issuable upon exercise of the Warrants;

•	shares of Common Stock issuable upon conversion of convertible securities of the Company outstanding on the initial issue date of the Series B Preferred Stock; or

•	shares of Series B Preferred Stock issued in accordance with the terms of the Amended Articles.

Shares of Series B Preferred Stock generally may be sold or otherwise transferred to a single purchaser in one transaction involving all of the outstanding Series B Preferred Stock. Any other sale or transfer of Series B Preferred Stock must be approved by a committee of disinterested directors of the Board of Directors, which consent may not be unreasonably withheld. If a committee of disinterested members of the Board of Directors approves all future transfers of Series B Preferred Stock, then such approval will be irrevocable and be binding upon the Company as to any future transfer of Series B Preferred Stock.

NOTE 11—PREVIOUS LENDER WARRANTS

The warrants issued to the previous revolving credit facility lender permitted the lender to purchase 467 common shares at a purchase price of $0.01 per share at any time after July 31, 2003 until September 23, 2012, and the warrants issued to the previous Senior Notes lender permitted the lender to purchase 467 common shares at a purchase price of $0.01 per share at any time after July 31, 2003 until September 23, 2012. For purposes of financial reporting, these warrants were valued at $313 each and the aggregate amount of $626 increased paid-in-capital and reduced short-term and long-term debt. In connection with refinancing and recapitalization, effective March 30, 2004, the warrants were subject to certain adjustments and, as a result, each was adjusted upward by 229 common shares at a new adjusted exercise price of $0.00631 per share. There were zero warrants exercised for the six months ended September 30, 2008 and 2007, respectively. There were 902 warrants outstanding at September 30, 2008 and March 31, 2008, respectively.

The warrant agreement for both the revolving credit facility lenders and the senior notes lender contain a provision which permitted the Company to reduce the amount of the warrant by up to 50% based upon prepayments of the principal made by the Company prior to July 31, 2003 with cash proceeds received from the disposition of targeted company assets. The prepayments resulted in the revolving credit facility lender warrants and the senior notes lender warrants being reduced by 82 common shares and 82 common shares, respectively.

NOTE 12—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of SFAS No. 157 at April 1, 2008. SFAS No. 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157’s hierarchy defines three levels of inputs that may be used to measure fair value:

Level 1—Unadjusted quoted prices in active markets for identical unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3—Unobservable inputs that reflect the entity’s own assumptions about the assumption market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

The Company uses the fair value methodology outlined in SFAS No. 157 to value the assets and liabilities recorded at fair value, including foreign currency exchange contracts. The Company’s foreign currency exchange derivative contracts are valued using foreign currency exchange rates, and are therefore defined as Level 2 fair value measurements. In accordance with SFAS No. 157, the following table represents the Company’s assets and liabilities recorded at fair value as of September 30, 2008 (in thousands):

	Level 1	Level 2	Level 3	Total
Foreign currency exchange derivatives	$—	$(47)	$—	$(47)

NOTE 13—LITIGATION AND CONTINGENCIES

In connection with a declaratory judgment action commenced in August 2005 against the American Society for Testing and Materials, Inc. (“ASTM”), in June 2007, the Company received $1,032, awarding attorneys’ fees and settlement costs, plus interest, incurred by the Company in an underlying lawsuit. The Company recorded the $1,032 gain in June 2007 in Selling, general & administrative expenses in the consolidated statements of operations. The Company, in September 2007, received an additional $340 settlement from ASTM for legal fees incurred by the Company during the appeal of the declaratory judgment action. The Company recorded the $340 in September 2007 in Selling, general & administrative expenses in the consolidated statements of operations.

In August 2007, the Company received a $1,201 settlement from a former professional liability insurer, to reimburse the Company for legal and other expenses associated with the Company’s claims arising from its participation in underground storage tank upgrading activities pursuant to a national mandate of the U.S. Environmental Protection Agency. The Company incurred $602 in contingent legal fees associated with this settlement, resulting in a net gain of $599. The Company recorded the $1,201 settlement as well as the $602 contingent legal fees in August 2007 in Selling, general & administrative expenses in the consolidated statements of operations.

In October 2007, the Company received $1,425 in full settlement of a lawsuit filed in the United States District Court, Middle District of Georgia. The lawsuit followed the Company’s discovery, in fiscal 2001, that an incorrect assessment standard was used in connection with the evaluation of whether certain underground storage tanks located at as many as 67 sites were eligible for upgrade using cathodic protection. The Company incurred $724 in contingent legal fees associated with this settlement, resulting in a net gain of $701. The Company recorded the $1,425 settlement as well as the $724 contingent legal fees in October 2007 in Litigation settlement in the consolidated statements of operations.

The Company is subject to other legal proceedings and claims from time to time which arise in the ordinary course of business. While any litigation contains an element of uncertainty, management believes the ultimate outcome of each proceeding or claim which is currently pending, or known to be threatened, will not have a material adverse effect on the consolidated financial statements or liquidity of the Company.

Pension Plan

A subsidiary in the Company’s European Operations has a contributory defined benefit pension plan (the “Plan”) which no longer accrues benefits but is still being funded by the Company. While reviewing its historical files of the Plan, the Company has been unable to locate certain Plan amendment documents (“Plan documents”) and continues to try and locate them. Although it is not possible to predict the financial impact to the Company if such Plan documents were not executed, the Company believes that such Plan documents were executed and will be located and that its actions taken with respect to those Plan documents are consistent with applicable pension compliance requirements.

Subpoena of Records

In connection with the Company’s contract business with the government, the Company received a subpoena in December 2005 from the Defense Criminal Investigative Service (“DCIS”) for records regarding certain contracts between the Company and government agencies. From December 2005 through September 2008, the Company has complied with the subpoena and has provided records when requested to do so. The Company continues to cooperate with the investigation. The DCIS has not indicated when it anticipates it will complete its investigation.

The Company is subject to other legal proceedings and claims from time to time which arise in the ordinary course of business. While any litigation contains an element of uncertainty, management believes the ultimate outcome of each proceeding or claim which is currently pending, or known to be threatened, will not have a material adverse effect on the consolidated financial statements or liquidity of the Company.

NOTE 14—SUBSEQUENT EVENT

On February 1, 2009, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Insituform Technologies, Inc., a Delaware corporation (“ITI”), and First Down Acquisition Corporation, an Ohio corporation and a wholly owned subsidiary of ITI (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub would be merged with and into the Company, and as a result, the Company would continue as the surviving corporation and a wholly owned subsidiary of ITI. The total purchase price is approximately $65,600, subject to adjustment as described below.

Under the terms of the Merger Agreement, as of the effective time of the merger, each issued and outstanding common share of the Company will be cancelled and automatically converted into the right to receive $1.44, subject to reduction if certain debt levels and certain transaction expenses exceed specified caps and subject to increase of up to $0.03 per share if certain diligence items are resolved prior to closing (such price as it may be adjusted, the “Per Share Price”). Outstanding options and warrants to purchase common shares will be canceled at the effective time of the merger and converted into the right to receive (as applicable, in accordance with the relevant option and warrant agreements) cash in the amount (if any) by which the Per Share Price exceeds the per share exercise price of that option or warrant. In addition, each issued and outstanding share of Series B Cumulative Voting Preferred Stock of the Company will be cancelled and automatically converted into the right to receive the applicable liquidation preference.

The closing of the transaction contemplated by the Merger Agreement is subject to the satisfaction of a number of conditions set forth therein, including, without limitation, (i) the closing of definitive debt financing arrangements with potential lenders, (ii) approval of the Company’s shareholders, (iii) satisfaction by the Company of certain financial and operational covenants, (iv) obtain applicable regulatory approvals and (v) other customary closing conditions for transactions of this type. In addition, the Merger Agreement places specified restrictions on certain of the Company’s business activities, including, without limitation, acquisitions or dispositions of assets, capital expenditures, modifications of debt, changes in compensation, investments and share repurchases. The transaction is expected to close on or before March 31, 2009.

Under the terms of the Merger Agreement, the Company has also agreed to, among other things, refrain from soliciting or encouraging offers or proposals from persons other than ITI prior to the closing, except, under certain limited circumstances as required by directors’ fiduciary duties under applicable law. Pursuant to the terms of the Merger Agreement, if the Merger Agreement is terminated under certain circumstances involving actions taken by the Company to pursue an alternative acquisition proposal, the Company will be required to pay to ITI a termination fee of $5,000. Conversely, if the Merger Agreement is terminated due principally to ITI’s failure to obtain adequate debt financing to fund the merger, ITI will be required to pay the Company a reverse termination fee of $3,000.

Since the merger transaction was not deemed to be probable at September 30, 2008, the accompanying consolidated financial statements do not include any adjustments relating to, among other things, potential change in basis of accounting, acceleration of vesting on restricted stock, stock units or stock options and the liquidation of the Series B cumulative voting Preferred Stock. Upon the occurrence of a change in control, the Company’s financial results would include the following adjustments:

•

Liquidation of the Series B Cumulative Voting Preferred Stock. The carrying value of the Series B Cumulative Voting Preferred Stock will be accreted up to its liquidation value which is expected to be approximately $26,000 at closing, resulting in a reduction to Shareholders’ Equity for a similar amount less the current carrying value of such Preferred Stock of $274.

•

Warrants held by the Series B Preferred Shareholder and the Senior Secured Subordinated Note Holder. The carrying value of the warrants held by the Preferred Shareholder, currently classified in Shareholders’ Equity, will be recognized at fair value upon a change in control and reclassified to a liability resulting in a direct charge of $6,784 to Shareholders’ Equity which represents the difference between its current carrying value and the estimated fair value at the date of a change in control. Subsequent adjustments to the fair value would be recognized in income. The carrying value of the warrants held by the Senior Subordinated Note Holder, currently classified as a liability, will be marked to market upon a change in control resulting in a direct charge to income of approximately $1,693 which represents the difference between its current carrying value and the estimated fair value at the date of the change in control.

•

Restricted stock, stock units and stock options. The Company will recognize stock based compensation expense of $2,314, representing the difference between the estimated fair value and the exercise price, pertaining to those instruments where vesting was previously conditional upon a change in control or liquidity event. Such amount will also be reclassified as a liability in accordance with FAS 123R.

•

Deferred financing fees associated with the Company’s current financing arrangements will be written off to income. The balance of deferred financing fees at closing is estimated to be approximately $2,057.

INDEPENDENT AUDITORS’ REPORT

To the Members of

The Bayou Companies, L.L.C.

We have audited the accompanying consolidated balance sheets of The Bayou Companies, L.L.C. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and undistributed earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bayou Companies, L.L.C. and Subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Castaing Hussey & Lolan, LLC

New Iberia, LA

July 7, 2008

REPORT OF INDEPENDENT AUDITORS

To the Members of

The Bayou Companies, L.L.C.

We have audited the accompanying consolidated statements of income and undistributed earnings and cash flows of The Bayou Companies, L.L.C. and Subsidiaries for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of The Bayou Companies, L.L.C. and Subsidiaries for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

St. Louis, Missouri

March 31, 2006

THE BAYOU COMPANIES, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$952,644	$43,305
Trade accounts receivable	15,897,133	11,748,796
Unbilled and other receivables	4,078,290	6,130,871
Inventories	3,475,603	4,064,885
Prepaid expenses and deposits on inventory	2,190,950	521,394
Refundable income taxes	—	272,708
Deferred income taxes	—	49,493

TOTAL CURRENT ASSETS	26,594,620	22,831,452
INVESTMENTS IN LIMITED LIABILITY COMPANIES AND PARTNERSHIP	5,824,405	72,124
PROPERTY AND EQUIPMENT	33,248,683	19,005,711
CASH VALUE OF LIFE INSURANCE	1,098,067	2,268,776
OTHER ASSETS	578,775	1,020,414

	$67,344,550	$45,198,477

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Funds due to bank to cover overdraft position	$462,155	$1,016,638
Trade accounts payable	4,542,610	5,801,326
Income taxes payable	137,896	—
Accrued expenses	4,630,401	3,077,639
Deferred revenue and unearned billings	4,011,172	2,888,882
Notes payable	6,411,672	6,392,558
Current portion of long-term debt	3,804,715	1,135,436
Deferred income taxes	23,905	—

TOTAL CURRENT LIABILITIES	24,024,526	20,312,479

LONG-TERM LIABILITIES
Long-term debt	16,948,172	9,187,761
Due to related companies	—	9,206
Deferred compensation	1,614,832	1,204,613
Deferred income taxes	127,689	156,980

	18,690,693	10,558,560

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1,516,210	1,314,310

MEMBERS’ EQUITY
Membership units—no par value; authorized - 10,000 units; issued and outstanding—3,000 units	300	300
Undistributed earnings	23,112,821	13,012,828

	23,113,121	13,013,128

	$67,344,550	$45,198,477

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE BAYOU COMPANIES, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND UNDISTRIBUTED EARNINGS

	Years Ended December 31,
	2007	2006	2005
NET SALES	$109,171,938	$71,696,158	$55,745,032
NET SALES—OTHER	3,537,500	—	—
RENTAL	6,070,973	5,002,090	2,609,028

	118,780,411	76,698,248	58,354,060
COST OF GOODS SOLD	94,738,393	63,369,052	48,026,239

GROSS PROFIT	24,042,018	13,329,196	10,327,821
OPERATING EXPENSES	10,253,841	9,147,681	7,949,008

	13,788,177	4,181,515	2,378,813

OTHER INCOME (EXPENSE)
Gain on sale of assets	1,658,746	96,374	24,937
Interest expense	(1,528,420)	(688,920)	(467,706)
Interest income	67,960	72,774	95,423
Management fee income	699,846	1,025,669	1,260,512
Other	20,447	66,436	53,792
Earnings from limited liability companies and partnership	3,351,600	864,931	—

	4,270,179	1,437,264	966,958

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	18,058,356	5,618,779	3,345,771
INCOME TAX EXPENSE	(1,418,694)	(946,757)	(301,949)

INCOME BEFORE MINORITY INTEREST	16,639,662	4,672,022	3,043,822
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(868,543)	(408,379)	(126,929)

INCOME FROM CONTINUING OPERATIONS	15,771,119	4,263,643	2,916,893
INCOME FROM DISCONTINUED OPERATIONS	—	—	1,806,104

NET INCOME	15,771,119	4,263,643	4,722,997
UNDISTRIBUTED EARNINGS, Beginning	13,012,828	9,471,185	7,847,189
DISTRIBUTIONS TO MEMBERS	(5,671,126)	(722,000)	(3,099,001)

UNDISTRIBUTED EARNINGS, Ending	$23,112,821	$13,012,828	$9,471,185

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE BAYOU COMPANIES, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Net Income	$15,771,119	$4,263,643	$4,722,997
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,459,669	1,720,695	1,780,450
Gain on sale of assets	(1,658,746)	(96,374)	(1,874,090)
Minority interest in income of consolidated subsidiaries	201,900	408,379	126,929
Earnings from limited liability companies and partnership, net of distributions received	(2,249,907)	40,901	80,324
Deferred income tax expense	44,107	35,487	(11,000)
Noncash revenue	—	(129,663)	—
Changes in
Receivables	(1,238,256)	(755,567)	(10,407,440)
Inventories	589,282	66,912	(2,342,702)
Prepaid expenses and deposits on inventory	(1,669,556)	(142,880)	—
Refundable income taxes	272,708	230,529	(19,580)
Other assets	431,626	(182,330)	(384,655)
Funds due to bank to cover overdraft position	(554,483)	(452,101)	976,419
Income tax payable	137,896	—	—
Trade accounts payable	(1,258,716)	(530,460)	1,016,174
Accrued expenses	1,541,589	(3,227,507)	5,078,210
Deferred revenue	1,122,290	2,018,450	(304,432)
Deferred compensation	410,219	248,890	266,392

Net cash provided by (used in) operating activities	15,352,741	3,517,004	(1,296,004)

INVESTING ACTIVITIES
Cash proceeds from sale of C&L Pipeline Equipment, Inc.	—	—	3,000,000
Repayment of loan advances from related parties	(9,206)	173,682	—
Purchases of property and equipment	(17,924,743)	(10,122,355)	(3,571,912)
Proceeds from sale of property and equipment	303,025	161,318	44,385
Decrease (increase) in cash value of life insurance	1,170,709	(386,340)	(196,515)

Net cash used by investing activities	(16,460,215)	(10,173,695)	(724,042)

FINANCING ACTIVITIES
Net proceeds from short-term notes payable	19,114	2,277,701	2,889,195
Repayments of long-term debt	(8,567,229)	(989,036)	(844,325)
Proceeds from issuance of long-term debt	14,570,381	6,473,531	82,676
Distributions to minority shareholders	—	—	(405,604)
Distributions to members	(4,005,453)	(1,384,000)	(2,437,001)

Net cash provided by (used in) financing activities	2,016,813	6,378,196	(715,059)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	909,339	(278,495)	(2,735,105)
CASH AND CASH EQUIVALENTS, Beginning	43,305	321,800	3,056,905

CASH AND CASH EQUIVALENTS, Ending	$952,644	$43,305	$321,800

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Bayou Companies, L.L.C. (Bayou) (a Louisiana Limited Liability Company) was incorporated in 1979, operates in New Iberia, Louisiana, and is engaged in the fabrication, bending and coating of pipe used in the transportation process of oil and gas. Bayou’s customers are primarily located in the Gulf Coast states and operate in the oil and gas industry.

Bayou’s operating agreement provides for net income and losses, tax credits, and tax preference items to be allocated to the members based on their ownership percentage. Bayou’s articles of organization state that the Company shall terminate on the earlier of December 31, 2050 or a vote of 91% of the members.

Commercial Coating Services International, Ltd. (CCSI) (a Texas Limited Partnership) is an 83.5% owned subsidiary. The limited partnership agreement of CCSI terminates December 31, 2022. CCSI and its operations are included in these consolidated financial statements.

CCSI Management, L.L.C. (CCSI Management) (a Texas Limited Liability Company) is a wholly-owned subsidiary. CCSI Management owns a 1 % interest in CCSI and is the general partner.

CCSI is engaged in the bending and coating of pipe used in the transportation process of oil and gas, and the leasing of bending and coating equipment under short-term operating leases. CCSI operates from facilities in Conroe, Texas; Bakersfield, California; and New Iberia, Louisiana. Its customers are located primarily in the United States with pipelines in the Gulf Coast and offshore.

Bayou Welding Works, L.L.C. (Bayou Welding Works) (a Louisiana Limited Liability Company) is a 51% owned subsidiary, effective January 1, 2007. Prior to January 1, 2007, Bayou’s ownership was 67.105%. Bayou Welding Works is engaged in the fabrication and welding of topside production equipment for the offshore industry. Bayou Welding Works also furnishes personnel and equipment for offshore construction projects as well as the manufacturing of sub sea production equipment and multi-jointing of deepwater pipelines.

Principles of Consolidation

The consolidated financial statements include the accounts of Bayou, CCSI, CCSI Management, and Bayou Welding Works (the Companies). Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates used in preparing these consolidated financial statements include those used to determine the accounts receivable allowance for doubtful accounts, revenue recognized under the percentage of completion method on contracts in progress and the accrued liabilities for workers’ compensation insurance and self-insured medical claims.

Other Receivables

Included in other receivables are amounts for unbilled sales which reflect revenue that is earned as of the period ended but not invoiced. The amounts are derived from production reports.

Cash and Cash Equivalents

Cash and cash equivalents include funds invested in a money market account.

At December 31, 2007, the Companies had cash deposits in financial institutions in excess of the federally insured limit by $3,847,657. There were no amounts in excess of the federally insured limit as of December 31, 2006.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of accounts receivable. The Companies generate accounts receivable in the normal course of business. The Companies grant credit to customers throughout the United States and do not require collateral to secure the accounts receivable.

Accounts Receivable

Accounts receivable are carried net of allowance for doubtful accounts. The allowance for doubtful accounts is increased by provisions charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in the character and size of the balance, past and expected future loss experience and other pertinent factors. The total allowance for doubtful accounts related to these accounts receivable was $45,000 at December 31, 2007 and $64,802 at December 31, 2006. Receivables outstanding over 90 days are considered past due. No interest is charged for past due accounts. All of the Companies’ accounts receivable are pledged as collateral against corporate debt.

Inventories

Inventories are comprised mainly of raw materials utilized in the pipe-coating and fabrication processes and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Investments in Limited Liability Companies and Partnerships

The Companies account for investments in limited liability companies and partnerships in which it owns less than 50% interest under the equity method of accounting. The Companies report its pro-rata share of earnings or loss of the investment in Other Income as “Earnings from Limited Liability Companies and Partnership”. Distributions from these entities are recorded as a reduction in the investment.

Depreciation

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

Years
Buildings and Yard	31 – 40
Furniture and Fixtures	5 – 10
Autos and Trucks	5 – 7
Machinery and Equipment	5 – 15

Interest on debt issued to finance the construction of and equipment purchases relating to Plant 3 has been capitalized as a part of the project. Fixed assets of the Companies include capitalized interest totaling $354,271, of which $267,639 and $86,632 is attributable to the years ended December 31, 2007 and 2006, respectively.

Asset Impairment Assessments

The Companies review long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is recognized to the extent that the sum of undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is recognized, the carrying value of the impaired asset is reduced to its fair value.

Revenue Recognition

The Companies recognize revenue as coating and bending services are completed. The Companies do not take ownership of the pipe subjected to coating and bending services. The title and risk of loss associated with the pipe remains with the customer at all times. Accordingly, the customer-supplied pipes are not included in the consolidated financial statements. In some instances upon completion of the coating services, the Companies will store the pipe on their property at the customers request for periods up to several months. Title and risk of loss remain with the customer during any storage period and the only inconsequential obligation of the Companies is to load the stored pipe on third party carriers when the customer requests delivery. When pipe storage is requested by the customer, the Companies’ normal billing and credit terms are not modified. In these bill and hold arrangements, the Companies recognize revenue as coating services are completed.

CCSI recognizes revenue from leased equipment during the period covered by the lease agreements which can range from two weeks to in excess of one year or more.

Bayou Welding Works uses the percentage of completion method of recognizing profits on construction-type contracts. Estimates of percentage of completion are based on costs of work completed to date as a percentage of the latest estimate of total costs anticipated. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the Company’s estimates of costs and revenue will change in the near future. The revenues recognized in excess of billings are included in the consolidated balance sheet as “Unbilled and other receivables”. Billings in excess of revenues recognized are included in the consolidated balance sheet as “Deferred revenue and unearned billings”.

In 2007, a customer paid the Companies for the estimated costs of capital improvements necessary for the performance of the services to be performed under a contract, as well as additional anticipated future services. These capital improvements were completed in 2007. The Company is under no obligation to provide any future services. The Company has recorded this revenue as net sales—other in the consolidated income statement for the year ended December 31, 2007.

Presentation of Sales Tax

The states and municipalities in which the Companies conduct business impose a sales tax on all of the Companies’ sales to non-exempt customers. The Companies collect that sales tax from customers and remit the entire amount to the appropriate governmental units. The Companies’ accounting policy is to exclude the tax collected and remitted from revenue and cost of sales.

Advertising Costs

Advertising costs are charged to operations when incurred and were $229,520, $186,130 and $192,853 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

Bayou, CCSI Management and Bayou Welding Works are organized as Limited Liability Companies (LLC). The earnings of the entities are taxable to its members and no provision has been made for federal or state income taxes in the accompanying consolidated financial statements. Bayou is taxed as an S-Corporation and includes CCSI Management’s income on its separately filed tax return. Bayou Welding Works is taxed as a partnership and files a separate partnership return.

CCSI is taxed as a corporation and accounts for income taxes using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts and the tax bases of the assets and liabilities.

Reclassifications

Certain reclassifications have been made to the 2006 and 2005 financial statements to conform to the 2007 presentation.

NOTE 2—INVESTMENTS IN LIMITED LIABILITY COMPANIES AND PARTNERSHIP

Investments are as follows:

	December 31,
	2007	2006
49% Interest in Bayou Coating, L.L.C.	$5,801,703	$—
33.3 % Interest in Bayou Flow Technologies, L.L.C.	22,702	956
12.5% Interest in Shea Foote & Shea, Affiliated Through Common Ownership	—	66,565
50% Interest in Bayou Berg Concrete, L.L.C.	—	4,603

	$5,824,405	$72,124

On April 1, 2007, Bayou purchased the 49% interest in Bayou Coating, L.L.C. owned by Shea Investments, Inc., an entity owned by the three managing partners of The Bayou Companies, L.L.C. The purchase was at book value, which the parties agreed represented fair value. The majority owner of Bayou Coating, L.L.C. has an option to purchase the 49% minority interest owned by Bayou at book value at its sole discretion at any time.

A summary of the financial position and results of operations of Bayou Coating, L.L.C. as of and for the year ended December 31, 2007 is as follows:

Condensed income statement information:
Net sales	$36,686,878

Gross margin	$10,921,348

Net income	$8,203,589

Companies’ equity in net income of Bayou Coating, LLC	$3,304,755

Condensed balance sheet information:
Current assets	$11,475,968
Noncurrent assets	6,834,247

Total assets	$18,310,215

Current liabilities	$5,838,967
Noncurrent liabilities	630,997
Members’ equity	11,840,251

Total liabilities and equity	$18,310,215

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and consists of the following:

	December 31,
	2007	2006
Land	$253,899	$402,508
Buildings and Yard	10,966,769	5,379,099
Buildings Held for Lease	3,880,780	1,839,310
Furniture and Fixtures	1,299,006	1,107,782
Autos and Trucks	762,797	731,414
Machinery and Equipment	34,033,288	20,832,525
Machinery and Equipment Held for Lease	7,432,841	5,423,739
Construction in Progress	169,839	6,858,688

	58,799,219	42,575,065
Less Accumulated Depreciation	25,550,536	23,569,354

	$33,248,683	$19,005,711

Accumulated depreciation includes depreciation on property and equipment held for lease of $5,303,937 and $5,198,597 at December 31, 2007 and 2006, respectively. Depreciation expense was $3,449,656, $1,710,788 and $1,774,322 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 4—UNCOMPLETED CONTRACTS—BAYOU WELDING WORKS

Costs, estimated earnings, and billings on uncompleted contracts of Bayou Welding Works are summarized as follows:

	December 31,
	2007	2006
Costs on construction contracts in progress	$4,043,055	$1,466,514
Estimated earnings	2,036,771	507,371

	6,079,826	1,973,885
Less: related billings	(6,558,216)	(1,374,668)

	$(478,390)	$599,217

Included in the accompanying consolidated balance sheets under the following captions:

Unbilled and other receivables	$390,880	$604,943
Deferred revenue and unearned billings	(869,270)	(5,726)

	$(478,390)	$599,217

NOTE 5—NOTES PAYABLE

Notes payable consist of the following:

	December 31,
	2007	2006
Bayou
Note payable to bank, line of credit of $9,000,000 at December 31, 2007 and $6,000,000 at December 31, 2006, interest at LIBOR plus 2.00%, secured by substantially all assets, continuing guarantees of CCSI and Bayou Welding Works, and limited continuing guarantees of the managing members of Bayou	$4,253,275	$3,710,312

Note payable to a corporation in monthly installments of $2,497 due September 2008, non-interest bearing, secured by equipment	22,473	—

Note payable to members, monthly interest at LIBOR plus 2.50%, due on demand, unsecured	2,067,883	1,197,985

CCSI
Note payable to bank, line of credit of $1,500,000, interest at LIBOR plus 2.00%, due June 2007, secured by substantially all assets, continuing guarantees of Bayou and Bayou Welding Works, and limited continuing guarantees of the managing members of Bayou	—	899,412

Bayou Welding Works
Note payable to a corporation in monthly installments of $11,010, due August 2007, interest at 8.80%, unsecured	—	74,053

Note payable to a corporation in monthly installments of $10,096, due August 2008, interest at 8.35%, unsecured	68,041	—

Note payable to bank, line of credit of $1,000,000, interest at LIBOR plus 2.00%, due March 2007, secured by substantially all assets, continuing guarantees of Bayou and CCSI, and limited guarantees of the managing members of Bayou and a member of Bayou Welding Works	—	484,581

Other	—	26,215

	$6,411,672	$6,392,558

NOTE 6—LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2007	2006
Bayou
Interim construction financing note payable to bank, interest only due monthly, interest at LIBOR plus 2.00%, secured by substantially all assets, continuing guarantees of CCSI and Bayou Welding Works and limited guarantees of the managing members of Bayou, originally maturing November 30, 2007, subsequently obtained permanent financing commitment for 7 years after original maturity date	$—	$6,000,000

Notes payable to individuals, payable in monthly installments of $23,406, including interest at 7.00%, due September 2010, unsecured	—	924,201

Note payable to bank, payable in monthly installments of $41,565, including interest at LIBOR plus 2.50%, due May 2009, secured by property and equipment and the continuing guarantee of the managing members of Bayou	883,926	1,295,355

Note payable to bank, payable in monthly installments of $9,010, including interest at LIBOR plus 2.50%, due July 2008, secured by property and equipment	—	167,175

Note payable to a corporation in monthly installments of $7,858, due January 2010, non-interest bearing, secured by equipment	196,444	282,879

Note payable to a corporation in monthly installments of $3,658, due January 2010, non-interest bearing, secured by equipment	91,437	131,670

Note payable to a bank, payable in monthly principal installments of $148,810, plus interest at LIBOR plus 2.00%, due October 2014, secured by property and equipment, continuing guarantees of CCSI, Bayou Welding Works, limited guarantees of managing members of Bayou and assignment of leases	12,053,570	—

Note payable to an affiliated corporation, payable in monthly installments of $36,888, including interest at prime, due June 2017, secured by Bayou’s interest in Bayou Coating, LLC	$4,200,842	$—

Note payable to a corporation in monthly installments of $15,282, due January 2010, non-interest bearing, secured by equipment	366,777	—

Note payable to a corporation in monthly installments of $11,685, due January 2010, non-interest bearing, secured by equipment	280,438	—

Note payable to an LLC, payable in monthly installments of $10,242, including interest at 7.75%, due January 2010, secured by equipment	226,770	—

Note payable to a corporation in monthly installments of $23,258, due December 2010, non-interest bearing, secured by equipment	837,286	—

Other	77,205	66,094

CCSI
Note payable to an individual, due September 2012, payable in monthly installments of $27,327, including interest at prime plus 1.50%, unsecured	1,256,633	1,455,823

Bayou Welding Works
Note payable to a bank, due May 2012, payable in monthly installments of $6,323, including interest at prime plus 2.50%, secured by equipment	281,559	—

	20,752,887	10,323,197

Less current portion of long-term debt	3,804,715	1,135,436

	$16,948,172	$9,187,761

LIBOR was 5.02%, 5.33% and 4.69% at December 31, 2007, 2006 and 2005, respectively. Prime was 7.25%, 8.25% and 7.25% at December 31, 2007, 2006 and 2005, respectively. Interest expense was $1,528,420, $688,920 and $467,706 for the years ended December 31, 2007, 2006 and 2005, respectively.

Maturities of long-term debt as of December 31, 2007 are as follows:

Year Ending December 31,
2008	$3,804,715
2009	3,846,929
2010	2,898,462
2011	2,595,538
2012	2,494,697
Thereafter	5,112,546

$20,752,887

NOTE 7—DEFERRED COMPENSATION

Certain members and management employees are eligible to participate in a nonqualified, unfunded, deferred compensation plan. Participants, designated by the Board of Directors, may elect annually to defer a portion of their compensation. Earnings of the deferred compensation increase the accrued liability.

Deferred compensation expense was as follows:

	Year Ended December 31,
	2007	2006	2005
Participant-Elected Deferred Compensation	$333,767	$158,400	$199,512
Earnings on Deferred Compensation	73,848	93,308	66,880

	$407,615	$251,708	$266,392

NOTE 8—LEASES

Bayou has several noncancelable operating leases, primarily for land, that expire over the next fourteen years. These leases generally contain renewal options for periods ranging from three to twenty years and require Bayou to pay all executory costs such as maintenance and insurance. Lease expense was $666,269, $662,295 and $531,417 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum rental payments are as follows:

Year Ending December 31,
2008	$757,954
2009	538,666
2010	507,023
2011	457,060
2012	336,008
Thereafter	707,710

$3,304,421

Bayou leases land from affiliated companies and related parties on a month-to-month basis. Lease expense to the affiliated companies and related parties was $60,000, $60,000 and $45,000 for the years ended December 31, 2007, 2006 and 2005.

Bayou and CCSI also lease certain properties to outside parties under noncancelable operating leases. At December 31, 2007, the approximate future minimum rental income under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

Year Ending December 31,
2008	$220,283
2009	182,583
2010	104,583
2011	26,583
2012	26,583
Thereafter	110,762

$671,377

Rental income from these leases totaled $340,787, $341,541 and $233,544 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 9—RETIREMENT PLAN

All employees of the Companies are eligible to participate in a defined contribution plan with 401 (k) provisions. Eligible employees may elect to defer up to 15% of their compensation to this plan, subject to certain statutory limitations. The Companies match 100% of the first 3% of compensation deferred. Additional contributions may be made at the discretion of the Companies.

The Companies made no additional contribution for the years ended December 31, 2007, 2006 and 2005. The total cost of the plan was $307,231, $271,736 and $323,434 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 10—SELF INSURANCE

Effective June 1, 2007, the Companies are no longer self-insured for workers’ compensation, general liability and business automobile liability. The Companies were primarily self-insured up to certain limits, for workers’ compensation, general liability and business automobile liability for the years ended December 31, 2006 and 2005 and for the first five months of 2007. While self-insured, the Companies purchased stop-loss insurance which reimbursed the Companies for workers’ compensation claims in excess of $35,000 per employee annually or aggregate claims exceeding $1,000,000 annually.

Bayou is primarily self-insured for employee group health claims. Bayou has purchased group health stop-loss insurance which will reimburse Bayou for individual claims in excess of $25,000 annually or aggregate claims exceeding $1,000,000 annually.

Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is estimated and reflected in the balance sheet as an accrued liability. Total expense under the self-insured workers’ compensation program was $311,973, $1,101,156 and $685,888 for the years ended December 31, 2007, 2006 and 2005, respectively. Total expense under the self-insured group health insurance program was $665,262, $518,723 and $656,817 for the years ended December 31, 2007, 2006 and 2005, respectively. The self-insured workers’ compensation liability includes incurred but not reported losses of $60,000 and $62,674 at December 31, 2006 and 2005, respectively. The self-insured group health liability includes incurred but not reported losses of $70,000 at both December 31, 2007 and 2006.

NOTE 11—SIGNIFICANT CUSTOMERS

Sales to one customer represented 22% of net sales for the year ended December 31, 2007. Accounts receivable from this customer were $3,563,066 at December 31, 2007. Sales to one other customer represented 30% and 24% of net sales for the years ended December 31, 2006 and 2005, respectively. Accounts receivable from this customer were $2,198,843 at December 31, 2006.

NOTE 12—EMPLOYMENT AGREEMENTS

CCSI has entered into an agreement with its President to assist with the administration and management of the business and affairs of CCSI. The agreement provides for annual compensation, effective March 15, 2008, aggregating $159,000 in base salary plus a semi-annual bonus equal to 3% of CCSI’s net income before income taxes. The agreement also calls for a one-time payment of 1.5% of the gross sales price for a sale of all or substantially all of the assets of CCSI, effective March 15, 2008. The agreement was originally for $130,000 in annual compensation for three years, expiring in 2008, but has been amended and extended to expire in 2011. The contract terminates upon death, disability or discharge for cause. The employee can terminate the agreement with 30 days notice, and CCSI can terminate the agreement without cause with twelve months notice.

NOTE 13—LLC MEMBER BUY AND SELL AGREEMENT

The Bayou members have entered into an agreement to retain the equal division of interests between the two descendant family groups. Members may transfer or assign member interests to their children and each family group is accorded a right of first refusal as to member interests owned by an existing member of that group. If the family group fails to exercise the right, Bayou has the option to purchase the member interests.

NOTE 14—RELATED PARTY TRANSACTIONS

The Companies have various transactions with entities related through common ownership. A summary of transactions from these parties is as follows:

	As of and for the Years Ended December 31,
	2007	2006	2005
Receivables
Bayou Coating, L.L.C.	$1,164,179	$189,376
Shea Investments, Inc.	$—	$—
Bayou Flow Technologies, L.L.C.	$161,303	$416,670

Payables
Bayou Flow Technologies, L.L.C.	$193,199	$148,951
Bayou Coating, L.L.C.	$23,638	$69,811

Sales
Bayou Coating, L.L.C.	$—	$303,445	$614,092
Bayou Flow Technologies, L.L.C.	$—	$336,196	$54,603
Cuming Insulation Corporation	$274	$117,685	$880,436
Perma-Pipe, Inc.	$2,973,967	$1,468,296	$295,785

Rental Income
Bayou Coating, L.L.C.	$19,200	$19,200	$19,200
Bayou Flow Technologies, L.L.C.	$41,846	$—	$38,724
Cuming Insulation Corporation	$3,600	$3,600	$—
Perma-Pipe, Inc.	$26,325	$22,086	$—

Management Fee Income (Expense)
Bayou Coating, L.L.C.	$461,000	$411,600	$100,000
Shea Investments, Inc.	$—	$—	$411,600
Bayou Flow Technologies, L.L.C.	$286,224	$(38,425)	$535,387

Subcontract Cost
Bayou Coating, L.L.C.	$—	$401,025	$596,592

Commission Expense
Bayou Flow Technologies, L.L.C.	$337,345	$1,349,764	$901,188

Purchases
Perma-Pipe, Inc.	$65,743	$1,308,377	$485,769
Cuming Insulation Corporation	$—	$88,819	$1,851,838

Rent Expense
Cuming Insulation Corporation	$2,712	$1,484	$—
A Member of the Company	$30,000	$30,000	$30,000
Shea, Foote & Shea	$30,000	$30,000	$15,000

NOTE 15—INCOME TAXES

Income tax expense represents income taxes for CCSI. Income tax expense consists of the following:

	Years Ended December 31,
	2007	2006	2005
Current	$1,374,587	$911,270	$312,949
Deferred	44,107	35,487	(11,000)

	$1,418,694	$946,757	$301,949

A reconciliation of income taxes computed at the federal statutory rate and income tax expense is as follows:

	Years Ended December 31,
	2007	2006	2005
Income Taxes at Statutory Rate	$6,292,098	$1,910,385	$1,751,638
State Income Taxes, Net of Federal Benefit	351,403	111,252	102,007
Entities Taxable to Members	(5,190,333)	(1,042,677)	(1,747,509)
Other	(34,474)	(32,203)	(43,065)
Cost Basis Difference in C&L	—	—	238,878

	$1,418,694	$946,757	$301,949

Deferred income taxes consisting of gross assets of $50,320 at December 31, 2007 and $68,790 at December 31, 2006 and gross deferred tax liabilities of $201,914 at December 31, 2007 and $176,277 at December 31, 2006 are reflected in the consolidated financial statements as follows:

	December 31,
	2007	2006
Current Asset (Liability)
Allowance for doubtful accounts	$15,300	$22,033
Prepaid expenses	(39,205)	(15,040)
Accrued expenses	—	42,500

	(23,905)	49,493

Long-Term Liability
Deferred Compensation	35,020	—
Accrued expenses	(140)	4,257
Depreciation	(162,569)	(161,237)

	(127,689)	(156,980)

	$(151,594)	$(107,487)

NOTE 16—CASH FLOWS

Supplemental disclosure of cash flows information is as follows:

	Years Ended December 31,
	2007	2006	2005
Interest Paid	$1,528,420	$688,920	$467,706

Income Taxes Paid	$1,213,000	$746,000	$582,206

Non-cash investing and financing activities are as follows:

The Companies acquired a 49% partnership interest in Bayou Coating, L.L.C. in exchange for a note payable in the amount of $4,426,538. Noncash distributions to members totaled $1,654,500 for the year ended December 31, 2007. The Companies recognized noncash revenue of $52,836 from the distribution to members at market value of its interest in Shea, Foote & Shea during the year ended December 31, 2007. The Companies acquired equipment and recognized revenue totaling $129,663 in noncash transactions with customers during the year ended December 31, 2006. The Companies declared distributions payable to the members of $662,000 as of December 31, 2005. The Companies financed the purchase of $448,006 of equipment through long-term debt during the year ended December 31, 2005.

NOTE 17—CONTINGENCIES

The Companies are presently involved in certain matters arising from normal business activities. Management believes that the outcome of these activities will not have a material impact on the consolidated financial position of the Companies.

NOTE 18—SALE OF SUBSIDIARY

On February 16, 2005, the Companies sold the common stock of C&L Pipeline Equipment, Inc. (C&L) for cash totaling $3,000,000. The transaction resulted in a gain of $1,849,153. Prior to the sale, $724,509 due to the Companies was converted to additional paid in capital of C&L. The results of operations for C&L for the period January 1, 2005 through February 16, 2005 as well as the gain on sale have been presented as discontinued operations on the consolidated statement of income. The assets, liabilities, and stockholder’s equity of C&L at the time of sale were as follows:

Assets
Accounts receivable	$127,343
Inventories	446
Prepaid expenses	16,628
Property and equipment	4,659,562
Accumulated depreciation	(3,387,337)

$1,416,642

Liabilities and Stockholder’s Equity
Current portion of long-term debt	$80,186
Accounts payable	48,342
Accrued expenses	3,267
Deferred taxes	134,000
Stockholder’s equity	1,150,847

$1,416,642

THE BAYOU COMPANIES, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

UNAUDITED

	September 30, 2008	December 31, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$143,728	$952,644
Trade accounts receivable	16,477,796	15,897,133
Unbilled and other receivables	4,994,865	4,078,290
Inventories	4,065,335	3,475,603
Prepaid expenses and deposits on inventory	1,841,778	2,190,950
Refundable income taxes	83,987	—

TOTAL CURRENT ASSETS	27,607,489	26,594,620

INVESTMENTS IN LIMITED LIABILITY COMPANIES AND PARTNERSHIP	8,395,530	5,824,405
PROPERTY AND EQUIPMENT	33,740,712	33,248,683
CASH VALUE OF LIFE INSURANCE	1,203,061	1,098,067
OTHER ASSETS	432,541	578,775

	$71,379,333	$67,344,550

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Funds due to bank to cover overdraft position	$1,295,998	$462,155
Trade accounts payable	4,924,187	4,542,610
Income taxes payable	—	137,896
Accrued expenses	4,163,286	4,630,401
Deferred revenue and unearned billings	2,102,892	4,011,172
Notes payable	5,100,257	6,411,672
Current portion of long-term debt	4,067,351	3,804,715
Deferred income taxes	23,905	23,905

TOTAL CURRENT LIABILITIES	21,677,876	24,024,526

LONG-TERM LIABILITIES
Long-term debt	16,508,841	16,948,172
Deferred compensation	1,718,288	1,614,832
Deferred income taxes	127,689	127,689

	18,354,818	18,690,693

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,379,341	1,516,210

MEMBERS’ EQUITY
Membership units—no par value; authorized—10,000 units; issued and outstanding—3,000 units	300	300
Undistributed earnings	28,966,998	23,112,821

	28,967,298	23,113,121

	$71,379,333	$67,344,550

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE BAYOU COMPANIES, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND UNDISTRIBUTED EARNINGS

UNAUDITED

	Nine Months Ended September 30,
	2008	2007
NET SALES	$90,416,373	$81,414,424
RENTAL	4,344,215	2,872,320

	94,760,588	84,286,744
COST OF GOODS SOLD	75,557,350	67,848,397

GROSS PROFIT	19,203,238	16,438,347
OPERATING EXPENSES	10,588,489	7,221,397

	8,614,749	9,216,950

OTHER INCOME (EXPENSE)
Gain on sale of assets	527,869	108,307
Interest expense	(1,122,732)	(1,030,303)
Interest income	47,099	49,069
Management fee income	551,077	600,279
Other	408,335	1,706
Earnings from limited liability companies and partnership	4,782,035	1,745,673

	5,193,683	1,474,731

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	13,808,432	10,691,681
INCOME TAX EXPENSE	(1,468,612)	(1,208,154)

INCOME BEFORE MINORITY INTEREST	12,339,820	9,483,527
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,042,642)	(701,965)

NET INCOME	11,297,178	8,781,562
UNDISTRIBUTED EARNINGS, Beginning	23,112,821	13,012,828
DISTRIBUTIONS TO MEMBERS	(5,443,001)	(2,151,631)

UNDISTRIBUTED EARNINGS, Ending	$28,966,998	$19,642,759

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE BAYOU COMPANIES, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Nine Months Ended September 30,
	2008	2007
OPERATING ACTIVITIES

Net Income	$11,297,178	$8,781,562
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,075,925	1,923,726
Minority interest in income of consolidated subsidiaries	1,042,643	701,965
Earnings from limited liability companies and partnership, net of distributions received	(1,713,625)	(654,833)
Gain on sale of assets	(527,869)	(4,402)
Changes in
Receivables	(2,350,240)	(2,931,833)
Inventories	(589,732)	(581,956)
Prepaid expenses and deposits on inventory	349,172	(308,096)
Refundable income taxes	(83,987)	249,782
Other assets	140,579	180,058
Funds due to bank to cover overdraft position	833,843	1,004,782
Trade accounts payable	381,577	(1,163,817)
Accrued expenses	(467,115)	2,302,615
Income tax payable	(137,896)	—
Deferred revenue	(1,908,280)	3,028,326
Deferred compensation	103,456	—

Net cash provided by operating activities	10,445,629	12,527,879

INVESTING ACTIVITIES
Purchases of property and equipment	(1,706,341)	(13,451,490)
Proceeds from sale of property and equipment	545,236	31,933
Repayment of loan advances from related parties	—	(9,206)
Decrease (Increase) in cash value of life insurance	(104,994)	1,250

Net cash provided by (used by) investing activities	(1,266,099)	(13,427,513)

FINANCING ACTIVITIES
Net payments on short-term notes payable	(1,311,415)	(968,595)
Repayments of long-term debt	(3,050,020)	(965,231)
Proceeds from issuance of long-term debt	—	6,812,300
Distributions to minority interests	(184,010)	(198,150)
Distributions to members	(5,443,001)	(2,151,631)

Net cash provided by (used by) financing activities	(9,988,446)	2,528,693

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(808,916)	1,629,059
CASH AND CASH EQUIVALENTS, Beginning	952,644	43,305

CASH AND CASH EQUIVALENTS, Ending	$143,728	$1,672,364

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1—General

The accompanying unaudited consolidated financial statements of The Bayou Companies, L.L.C. and subsidiaries (“Bayou” or the “Companies”) reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Companies’ financial position, results of operations and cash flows as of and for the nine months ended September 30, 2008 and 2007. All significant intercompany balances and transactions have been eliminated in consolidation. These unaudited consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2007 included in this prospectus supplement. The December 31, 2007 consolidated balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting procedures.

The results of operations for the nine months ended September 30, 2008 and September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

Note 2—Investments in Limited Liability Companies and Partnership

The Investment in Limited Liability Companies and Partnership consist principally of Bayou’s 49% ownership interest in Bayou Coatings, L.L.C., which is accounted for under the equity method. The investment in Bayou Coatings, L.L.C. was $8,101,312 and $5,099,846 at September 30, 2008 and 2007, respectively. Income from Bayou Coatings, L.L.C. recorded by Bayou for the nine months ended September 30, 2008 was $4,510,518 and for the period April 1, 2007 (date of purchase) to September 30, 2007 was $1,754,398.

A summary of the financial position and results of operations of Bayou Coating, L.L.C. as of September 30, 2008 and for the year nine months ended September 30, 2008 and 2007 is as follows:

	September 30,
	2008	2007
Condensed income statement information
Net sales	$37,577,393	$26,577,674

Gross margin	$12,563,910	$8,249,079

Net income	$9,205,139	$6,050,055

Condensed balance sheet information:
Current assets	$12,189,478
Noncurrent assets	$6,239,340

Total assets	$18,428,818

Current liabilities	$2,682,060
Noncurrent liabilities	$394,372
Members’ equity	$15,352,386

Total Liabilities and equity	$18,428,818

Note 3—Related Party Transactions

The Companies have various transactions with entities related through common ownership. A summary of transactions from these parties is as follows:

	As of and for the periods ended September 30,
	2008	2007
Receivables
Bayou Coating, L.L.C.	$13,181
Bayou Flow Technologies, L.L.C.	$46,505

Payables
Bayou Flow Technologies, L.L.C.	$74,326

Sales
Bayou Coating, L.L.C.	$48,442	$992,447
Cuming Insulation Corporation	$2,092	$—
Perma-Pipe, Inc.	$3,219,213	$280,167

Rental Income
Bayou Coating, L.L.C.	$14,400	$14,400
Bayou Flow Technologies, L.L.C.	$36,071	$29,822
Cuming Insulation Corporation	$2,700	$2,700
Perma-Pipe, Inc.	$19,937	$19,421

Management Fee Income (Expense)
Bayou Coating, L.L.C.	$308,700	$274,400
Bayou Flow Technologies, L.L.C.	$212,792	$215,294

Interest Income
Bayou Flow Technologies, L.L.C.	$2,904	$1,534

Commission Expense
Bayou Flow Technologies, L.L.C.	$480,952	$91,911

Purchases
Bayou Coating	$102,049	$747

Rent Expense
Cuming Insulation Corporation	$2,034	$2,034
Barbara Beyt Shea Trust	$32,341	$—
Shea, Foote & Shea	$76,284	$22,500
Jerry & Harriet Shea Family L.L.C.	$32,341	$—
Shea & The Estate of E.S. Shea, Jr.	$32,400	$22,500

Note 4—Contingencies

The Companies are presently involved in certain matters arising from normal business activities. Management believes that the outcome of these activities will not have a material impact on the consolidated financial statements of the Companies.

Note 5—Subsequent Event

On January 31, 2009, Bayou signed an Asset Purchase Agreement with Insituform Technologies, Inc. (“ITI”) for the purchase of all of the operating assets, including investments in subsidiaries and affiliates, and associated liabilities of Bayou. The long-term notes payable and certain other liabilities of Bayou will not be assumed by ITI. The purchase price will be paid in the form of $125,000,000 in cash, and $7,500,000 in the form of a holdback that is payable over three years based on the attainment of certain performance goals. The purchase price will be adjusted upward or downward based on a working capital adjustment to be made as defined in the definitive agreement. The closing is subject to ITI obtaining necessary funding. The transaction can be terminated by either party unilaterally if the Closing has not occurred by February 28, 2009, and under certain other conditions.

PROSPECTUS

INSITUFORM TECHNOLOGIES, INC.

$250,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

We may offer and sell from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of the securities described in this prospectus, up to an aggregate amount of $250,000,000.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities and their compensation will be described in the applicable prospectus supplement. See “Plan of Distribution.”

Our common stock is listed on the Nasdaq Global Select Market under the symbol “INSU.” We will provide information in any applicable prospectus supplement regarding any listing of securities other than shares of our common stock on any securities exchange.

INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN ANY SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 14, 2008

About This Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus.

You should assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate only as of the date of the applicable documents, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $250,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We will file each prospectus supplement with the SEC. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below.

i

PROSPECTUS SUMMARY

The following summary does not contain all of the information that may be important to purchasers of our securities. Prospective purchasers of securities should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus and any prospectus supplement.

Our Company

Insituform Technologies, Inc. is a leading worldwide provider of proprietary technologies and services for rehabilitating sewer, water and other underground piping systems without digging or disruption. While we use a variety of trenchless technologies, the Insituform® cured-in-place pipe (“CIPP”) process contributed 79.8%, 80.9% and 79.4% of our revenues in 2007, 2006 and 2005, respectively.

Revenues are generated by our Company and our subsidiaries operating principally in the United States, Canada, The Netherlands, the United Kingdom, France, Switzerland, Chile, Spain, Poland, Mexico, Belgium and Romania, and include product sales and royalties from our joint ventures in Europe, Asia and Australia and unaffiliated licensees and sub-licensees throughout the world. The United States remains our single largest market, representing 66.4%, 71.9% and 72.6% of total revenues in 2007, 2006 and 2005, respectively.

Our Offices

We were incorporated in Delaware in 1980. Our principal executive office is located at 17988 Edison Avenue, Chesterfield, Missouri 63005. Our telephone number is (636) 530-8000. Our website is located at www.insituform.com. Other than as described in “Where You Can Find More Information” below, the information on, or that can be accessed through, our website is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it to be a part of this prospectus or any prospectus supplement.

Unless the context requires otherwise, the terms “Insituform,” “Company,” “we,” “our” and “us” refer to Insituform Technologies, Inc. and its consolidated subsidiaries.

RISK FACTORS

Investing in our securities involves risks. Please see the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 on file with the SEC, which is incorporated by reference in this prospectus and in any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement. The risks and uncertainties we have described are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or operations.

FORWARD-LOOKING STATEMENTS

This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipate,” “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” “will,” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding the intent, belief or current expectations of the Company and management that are subject to known and unknown risks, uncertainties and assumptions.

This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement also contain statements that are based on the current expectations of our Company and management. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include capital expenditures, acquisitions, investments and the repayment of debt. Pending these uses, the net proceeds may also be temporarily invested in short- and medium-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. We had no preferred stock outstanding and did not pay preferred stock dividends during these periods.

	Six months ended June 30, 2008	Fiscal year ended December 31,
		2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	3.21	2.29	3.88	2.91	1.55	1.49

The ratio of earnings to fixed charges has been computed on a consolidated basis. “Earnings” consists of net income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges. Fixed charges consist of interest expense and a portion of rental expense estimated to represent interest.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. We will also include in the prospectus supplement information, when applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings, any one or more of the following:

•	Class A common stock, including the associated rights (“common stock”);

•	preferred stock;

•	debt securities;

•	warrants to purchase common stock, preferred stock and/or debt securities;

•	units consisting of common stock, preferred stock, debt securities and/or warrants in any combination; or

•	any combination of the foregoing securities.

In this prospectus, we refer to the common stock, preferred stock, debt securities, warrants and units collectively as “securities.” The total dollar amount of all securities that we may issue under this prospectus will not exceed $250,000,000.

If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 60,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.10 per share, which may be issued in one or more series. As of October 10, 2008, there were 27,932,612 shares of our common stock outstanding, held of record by 757 holders. As of such date, no shares of our preferred stock were outstanding and no shares of our capital stock were held in our treasury.

The following summary of certain provisions of our common stock and our preferred stock describes certain of the material provisions of our common stock and our preferred stock, but does not purport to be complete and is subject to and qualified in its entirety by Delaware General Corporation Law and our Restated Certificate of Incorporation, as amended, and our Amended and Restated By-Laws, as amended.

Common Stock

Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefor, and to share ratably in our assets legally available for distribution to our stockholders in the event of liquidation or dissolution. Our common stock has no preemptive rights and no subscription or redemption privileges. Our common stock does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. All of the outstanding shares of our common stock are fully paid and not liable for further call or assessment.

Preferred Stock Purchase Rights

We are party to a rights agreement that may have the effect of deterring, delaying or preventing a change in control of our Company that might otherwise be in the best interests of our stockholders. The rights agreement associates one preferred stock purchase right with each outstanding share of our common stock. Each right, when exercisable, entitles the holder to purchase from us one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.10 par value, at an exercise price of $116.00 per one one-hundredth of a share.

The rights will trade in tandem with the common stock until 10 days after a “distribution event” (i.e., the announcement of an intention to acquire or the actual acquisition of 20% or more of the outstanding shares of our common stock), at which time the rights would become exercisable. Upon exercise, the holders of the rights (other than the person who triggered the distribution event) will be able to purchase, at the exercise price, shares of our common stock having the then market value of two times the aggregate exercise price of the rights. If another corporation acquires us after a party acquires 20% or more of our common stock, then each holder of a right will be entitled to receive such aggregate number of the acquiring corporation’s common shares having a market value of two times the exercise price. The rights expire on March 12, 2012, unless redeemed, exchanged or otherwise terminated at an earlier date.

Preferred Stock

Our Board of Directors has the authority by resolution, without any action of our stockholders, to issue from time to time up to 2,000,000 shares of preferred stock in one or more series with such terms and designations as our Board of Directors may fix, including dividend rates, redemption rights, conversion rights, liquidation preferences and voting rights. Our Board of Directors may designate that the holders of one or more series of preferred stock shall be entitled as a series to elect one director and our Board of Directors may, at its discretion, grant the holders of one or more series of our preferred stock the right to elect additional directors in the event that dividends on such series are in arrears.

The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. Our Board of Directors may issue preferred stock without stockholder approval, and with voting and conversion rights that could adversely affect the voting power of holders of our common stock.

Certain Anti-Takeover Provisions

Our Restated Certificate of Incorporation, as amended, provides that, subject to the rights of the holders of any class or series of preferred stock set forth in our Restated Certificate of Incorporation, as amended, the certificate of designation relating to such class or series of preferred stock, or as otherwise required by law, any stockholder action may be taken only at a meeting of stockholders and may not be effected by any written consent of stockholders. The affirmative vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors is required to amend, repeal or adopt any provision inconsistent with such arrangement. These provisions may make it more difficult for stockholders to take action opposed by our Board of Directors.

Delaware Law and Certain Charter and By-Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An “interested stockholder” is a person who, together with affiliates and associates, owns (or owned within the prior three years) 15% or more of the corporation’s voting stock.

Our Restated Certificate of Incorporation, as amended, includes provisions to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law. Both the Restated Certificate of Incorporation, as amended, and our Amended and Restated By-Laws, as amended, provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “INSU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase common stock, preferred stock or debt securities or any combination of the foregoing. Warrants may be issued independently or as part of a unit with any other securities and may be attached to or separate from the underlying securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent, as detailed in the prospectus supplement relating to warrants being offered.

A prospectus supplement relating to any warrants being offered will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These items will include:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•

the designation, amount, and terms of the common stock, preferred stock or debt securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

The applicable prospectus supplement will describe the specific terms of any warrants or warrant units.

The descriptions of the warrant agreements in this prospectus and in any prospectus supplement are summaries of the applicable provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the warrants or any warrant units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of the warrants or warrant units and will be available as described under the heading “Where You Can Find More Information.”

DESCRIPTION OF DEBT SECURITIES

The following description sets forth some general terms and provisions of the debt securities we may offer, but it is not complete. The particular terms of the debt securities offered and the extent, if any, to which the general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to the debt securities. For a more detailed description of the terms of the debt securities, please refer to the indenture relating to the issuance of the particular debt securities.

Any senior debt securities will be issued under a senior indenture to be entered into between us and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between us and the trustee named in the subordinated indenture. As used in this registration statement, the term “indentures” refers to both the senior indenture and the subordinated indenture. The indenture(s) will be qualified under the Trust Indenture Act of 1939. As used in this registration statement, the term “debt trustee” refers to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of the material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities, including the definitions therein of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture will be identical.

General

If applicable, each prospectus supplement will describe the following terms relating to a series of debt securities:

•	the title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and, if they are subordinated debt securities, the terms of subordination;

•	any limit on the amount of debt securities that may be issued;

•	whether any of the debt securities will be issuable, in whole or in part, in temporary or permanent global form or in the form of book-entry securities;

•	the maturity dates of the debt securities;

•

the annual interest rates (which may be fixed or variable) or the method for determining the rates and the dates interest will begin to accrue on the debt securities, the dates interest will be payable, and the regular record dates for interest payment dates or the method for determining the dates;

•	the places where payments with respect to the debt securities shall be payable;

•	our right, if any, to defer payment of interest on the debt securities and extend the maximum length of any deferral period;

•

the date, if any, after which, and the prices at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

•

the dates, if any, on which, and the prices at which we are obligated, pursuant to any sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and other related terms and provisions;

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	any mandatory or optional sinking fund or similar provisions with respect to the debt securities;

•	any index used to determine the amount of payments of the principal of, and premium, if any, and interest on, the debt securities and the manner in which the amounts shall be determined;

•	the terms pursuant to which the debt securities are subject to defeasance;

•	the terms and conditions, if any, pursuant to which the debt securities are secured; and

•	any other material terms of the debt securities.

The debt securities may be issued as original issue discount securities. An original issue discount security is a debt security, including any zero-coupon debt security, which:

•	is issued at a price lower than the amount payable upon its stated maturity; and

•	provides that, upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity shall become due and payable.

United States federal income tax considerations applicable to debt securities sold at an original issue discount will be described in the applicable prospectus supplement.

Under the indentures we will have the ability, without the consent of the holders, to issue debt securities with terms different from those of debt securities previously issued and to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

Conversion or Exchange Rights

The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock or other of our securities will be detailed in the applicable prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the number of shares of our common stock or other of our securities to be received by the holders of the series of debt securities would be subject to adjustment.

Consolidation, Merger or Sale of Assets

Unless we provide otherwise in the applicable prospectus supplement, the indentures will provide that we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor entity, if any, is a corporation, limited liability company, partnership, trust or other entity existing under the laws of the United States, or any State or the District of Columbia;

•	the successor entity assumes our obligations on the debt securities and under the indentures;

•	immediately prior to and after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Events of Default Under the Indentures

Unless we provide otherwise in the applicable prospectus supplement, the following will be events of default under the indentures with respect to any series of debt securities issued:

•

failure to pay interest on the debt securities when due, which failure continues for a specified period set forth in the applicable prospectus supplement and the time for payment has not been deferred;

•	failure to pay the principal of or premium on the debt securities, if any, when due;

•	failure to deposit any sinking fund payment when due, which failure continues for 60 days;

•

failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, which failure continues for a specified period set forth in the applicable prospectus supplement after we receive notice from the debt trustee or holders of a specified percentage, set forth in the applicable prospectus supplement, of the aggregate principal amount of the outstanding debt securities of that series; or

•	particular events of our bankruptcy, insolvency or reorganization.

The supplemental indenture or the form of note for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us (and to the debt trustee if notice is given by the holders), may declare the unpaid principal of or premium, if any, and accrued interest, if any, on the debt securities of that series due and payable immediately.

The holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding:

•	payment of principal of or premium, if any, or interest on the debt securities; or

•	those covenants described under the subsection “—Modification of Indenture; Waiver” that cannot be modified or amended without the consent of each holder of any outstanding debt securities affected.

Any waiver shall cure the default or event of default.

Subject to the terms of the indentures (as supplemented), if an event of default under an indenture occurs and is continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless the holders have offered the debt trustee reasonable indemnity. The holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the applicable indenture;

•	the debt trustee may take any other action deemed proper by it that is not inconsistent with the direction;

•	subject to its duties set forth under the applicable indenture, the debt trustee need not take any action that might involve it in personal liability; and

•

in the case of the debt trustee under the senior indenture, subject to its duties set forth under such indenture, the debt trustee need not take any action that it determines, upon the advice of counsel, may not lawfully be taken or in good faith determines would be unduly prejudicial to the holders of the debt securities.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

•

the holders of a specified percentage of the aggregate principal amount of the outstanding debt securities of that series have made written request to the debt trustee, and the holders have offered reasonable indemnity to the debt trustee to institute proceedings; and

•

the debt trustee does not institute a proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within a specified period set forth in the applicable prospectus supplement after the notice, request and offer.

These limitations will not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal of or premium, if any, or interest on the debt securities.

We will periodically file statements with the debt trustee regarding our compliance with some of the covenants in the indentures.

Modification of Indenture; Waiver

We and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture, provided that such action does not materially adversely affect the interests of any holder of debt securities of any series;

•	to provide for the assumption by a successor person or the acquirer of all or substantially all of our assets or obligations under such indenture;

•	to evidence and provide for successor trustees;

•	to add, change or eliminate any provision affecting only debt securities not yet issued;

•	to comply with any requirement of the SEC in connection with qualification of an indenture under the Trust Indenture Act of 1939; and

•	to conform the indenture to the provisions set forth in the description of the securities in the applicable prospectus supplement.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	extend the fixed maturity of the series of debt securities;

•	change any obligation of ours to pay additional amounts with respect to the debt securities;

•	reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of any debt securities;

•	reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•	impair the right to enforce any payment on, or with respect to, any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, the debt security (if applicable);

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities;

•	if the debt securities are secured, change the terms and conditions pursuant to which the debt securities are secured in a manner adverse to the holders of the secured debt securities;

•

reduce the percentage of principal amount of outstanding debt securities of any series the consent of the holders of which is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults; or

•	modify any of the above provisions.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or DTC, unless the prospectus supplement provides otherwise.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar and any transfer agent (in addition to the security registrar) initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If the debt securities of any series are to be redeemed, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except for the unredeemed portion of any debt securities being redeemed in part.

Information Concerning the Debt Trustee

The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only the duties specifically set forth in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given to it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name the debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for the payment of interest.

Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that, unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in the prospectus supplement, the corporate trust office of the debt trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent or the debt trustee for the payment of the principal of, or any premium or interest on, any debt securities which remain unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

Unless otherwise indicated in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except for conflicts of laws provisions and except to the extent that the Trust Indenture Act of 1939 is applicable.

Subordination of Subordinated Debt Securities

Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture will not limit the amount of subordinated debt securities that we may issue, nor will it limit us from issuing any other secured or unsecured debt. At June 30, 2008, we had $65 million in senior notes outstanding due April 2013. We also have a $35 million credit facility of which we had no outstanding borrowings at June 30, 2008.

Book-Entry Debt Securities

We will make payments on each series of book-entry debt securities to DTC or its nominee as the sole registered owner and holder of the global security. Neither we nor the debt trustee nor any of our or its agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests or with respect to its performance of its obligations under the rules and regulations governing its operations.

We understand that when DTC receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

A global security representing a series will be exchanged for certificated debt securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue debt securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for debt securities of the series equal in principal amount to that beneficial interest and to have those debt securities registered in its name. We would issue the certificates for the debt securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other classes of securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The units may be issued under unit agreements to be entered into between us and a unit agent, as detailed in the prospectus supplement relating to the units being offered. The prospectus supplement will describe:

•

the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	a discussion of material federal income tax considerations, if applicable; and

•	whether the units will be issued in fully registered or global form.

The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the forms of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described under the heading “Where You Can Find More Information.”

PLAN OF DISTRIBUTION

We may sell the offered securities in one or more of the following ways:

•	through an underwriter or underwriters;

•	through dealers;

•	through agents;

•	directly to one or more purchasers, including affiliates of ours; or

•	through a combination of any of these methods of sale.

The applicable prospectus supplement will contain the terms of the offerings of any securities. The initial public offering price and any discount or concessions allowed or reallowed to dealers may be changed from time to time. The applicable prospectus supplement will contain the expected time of delivery of the securities for which this prospectus is delivered.

Unless otherwise indicated in the applicable prospectus supplement, if underwriters are used in the sale of the securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the securities if any are purchased. In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Underwriters, agents or dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The securities may be sold in one or more transactions either at a fixed price or at prices which may be changed based on market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

We may indemnify the underwriters, agents or dealers who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933. We may also contribute to payments that the underwriters, dealers or agents or any of their controlling persons may be required to make in respect of such liabilities. Underwriters, agents or dealers may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. These contracts will be subject only to those conditions contained in the prospectus supplement. The prospectus supplement will also contain the commission payable for solicitation of any of these contracts.

Offers to purchase securities may be solicited directly by us and sales of securities may be made by us directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, with respect to any resale of the securities. The terms of any such sales will be described in the prospectus supplement relating to the securities. Except as contained in the applicable prospectus supplement, no director, officer or employee of ours will solicit or receive a commission in connection with the direct sales by us of the securities, although these persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Thompson Coburn LLP, St. Louis, Missouri.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

We have filed with the SEC a registration statement under the Securities Act of 1933 relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement and the documents referred to below under “Incorporation by Reference” are also available on our Internet website, www.insituform.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with it. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of securities.

This prospectus incorporates by reference the documents listed below, which we have filed with the SEC:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2007, filed on March 10, 2008;

•

our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2008, filed on May 7, 2008, and our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2008, filed on July 29, 2008;

•

our Current Reports on Form 8-K and Form 8-K/A filed on January 28, 2008, February 19, 2008, March 13, 2008, April 10, 2008, April 18, 2008, May 22, 2008, June 12, 2008, June 19, 2008 and September 8, 2008; and

•

the description of our Class A common stock, $0.01 par value per share, as filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description and including the description of the related preferred stock purchase rights as contained in our Registration Statement on Form 8-A filed on March 8, 2002.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the portions of those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) between the date that we initially filed the registration statement to which this prospectus relates and the termination of the offering of the securities. These documents may include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any material that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

DAVID F. MORRIS, ESQ.

Senior Vice President, General Counsel and Chief Administrative Officer

Insituform Technologies, Inc.

17988 Edison Avenue

Chesterfield, Missouri 63005

(636) 530-8000

You may also access the documents incorporated by reference in this prospectus through our website at www.insituform.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

9,000,000 Shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Janney Montgomery Scott LLC

Stifel Nicolaus

February 10, 2009